 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________

FORM 6-K

__________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month ended June 30, 2021
Commission File Number 001-38332
__________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
__________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
__________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

Item
Notice of Annual General Meeting of Shareholders

Invitation to remotely follow the Annual General Meeting of Shareholders of QIAGEN N.V.

Notice of Annual General Meeting of Shareholders

QIAGEN N.V. Proxy Statement 2021

Beneficial Shareholder Question Form

Registered Shareholder Question Form

Proxy Card for Annual General Meeting of Shareholders

Voting Results of the 2021 Annual General Meeting of Shareholders

QIAGEN N.V. IFRS Financial Report 2020

QIAGEN N.V. Managing Board Remuneration Policy 2021

QIAGEN N.V. Supervisory Board Remuneration Policy 2021

QIAGEN N.V. GRI Content Index and Sustainability Accounting Standards Board (SASB) Index

Signatures

QIAGEN N.V.
____________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the "Annual General Meeting") of QIAGEN N.V., a public limited liability company organized and existing under the laws of the Netherlands, with corporate seat in Venlo, the Netherlands (the "Company" or "QIAGEN") will be held on Tuesday June 29, 2021 at 15:00 Amsterdam time / 09:00 p.m. New York time, as a virtual meeting. In light of the global COVID-19 situation, the Annual General Meeting can be followed exclusively via video webcast; shareholders will not be able to physically attend the Annual General Meeting. This is in accordance with the Dutch emergency bill that that temporarily facilitates general meetings without physical attendance of shareholders.
With this measure, we can protect the health and safety of our shareholders and all others involved in our Annual General Meeting. Although it is unfortunate that we again cannot hold the Annual General Meeting as usual, safety comes first for QIAGEN in this extraordinary situation.
To nevertheless facilitate interaction, shareholder participation and the exercise of shareholders' rights, we have taken certain measures to ensure a successful and safe meeting. These measures and further instructions are outlined below.

AGENDA
Undefined terms in this agenda shall have the meaning as set out in the explanatory notes to the agenda.
1.Opening;
2.Managing Board Report for the year ended December 31, 2020 (“Calendar Year 2020”);
3.Supervisory Board Report on the Company’s Annual Accounts (the “Annual Accounts”) for Calendar Year 2020;
4.Adoption of the Annual Accounts for Calendar Year 2020 (voting item);
5.Advisory Vote on the Remuneration Report 2020 (advisory voting item);
6.Reservation and dividend policy;
7.Discharge from liability of the Managing Directors for the performance of their duties during Calendar Year 2020 (voting item);
8.Discharge from liability of the Supervisory Directors for the performance of their duties during Calendar Year 2020 (voting item);
9.Reappointment of the following seven Supervisory Directors of the Company for a term running up to and including the day of the Annual General Meeting in 2022 (voting items):
(a)     Dr. Metin Colpan;
(b)     Mr. Thomas Ebeling;
(c)    Dr. Toralf Haag;
(d)     Prof. Dr. Ross L. Levine;

(e)     Prof. Dr. Elaine Mardis;
(f)     Mr. Lawrence A. Rosen; and
(g)     Ms. Elizabeth E. Tallett
10.Reappointment of the following two Managing Directors of the Company for a term running up to and including the day of the Annual General Meeting in 2022 (voting items):
(a)     Mr. Thierry Bernard; and
(b)     Mr. Roland Sackers.
11.Adoption of the Remuneration Policy with respect to the Managing Board (voting item);
12.Remuneration of the members of the Supervisory Board (voting items):
(a)     Partial amendment of the Remuneration Policy with respect to the Supervisory Board; and
(b)    Determination of the remuneration of the members of the Supervisory Board.
13.Reappointment of KPMG Accountants N.V. as auditors of the Company for the calendar year ending December 31, 2021 (voting item);
14.Authorization of the Supervisory Board, until December 29, 2022 to (voting items):
(a)    issue a number of ordinary shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of fifty percent (50%) of shares issued and outstanding in the capital of the Company as at December 31, 2020 as included in the Annual Accounts for Calendar Year 2020;
(b)     restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2020; and
(c)    solely for the purpose of strategic transactions such as mergers, acquisitions or strategic alliances, restrict or exclude the pre-emptive rights with respect to issuing additional ordinary shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2020;
15.Authorization of the Managing Board, until December 29, 2022, to acquire shares in the Company’s own share capital (voting item);
16.Amendment of the Company's Articles of Association in connection with changes to Dutch law (voting item);
17.Questions;
18.Closing.

Meeting documentation

Copies of the Annual Accounts for Calendar Year 2020, the reports of the Supervisory Board and the Managing Board, the Company's 2020 Remuneration Report, a document reflecting the verbatim text of the amendments to the Company's Articles of Association as proposed under agenda item 16, the explanatory notes to the agenda, including the list and biographies of binding nominees for reappointment to the Supervisory Board and the Managing Board can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting through the Company's website (https://corporate.qiagen.com/agm2021) and at the offices of the Company at Hulsterweg 82, 5912 PL Venlo, the Netherlands, and at the offices of American Stock Transfer and Trust Company, LLC ("AST") at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting. In light of the COVID-19 outbreak, we strongly encourage you to obtain your copies of the meeting documents electronically via our website to limit physical contact as much as possible.

Record Date
The record date for persons considered as entitled to remotely follow and vote by proxy at the Annual General Meeting, is close of business (05:00 p.m. New York time / 23:00 Frankfurt am Main time) on Tuesday, June 1, 2021 (the "Record Date" and such persons 'record holders of shares').
Submission of questions
To ensure as much interaction as possible, record holders of shares may submit written questions concerning the items on the agenda of the Annual General Meeting ahead of the meeting. Record holders of shares can submit their questions by completing the question form provided and submitting the form via email to agm2021@qiagen.com. Questions must be received no later than Saturday, June 26, 2021, at 15:00 Amsterdam time / 09:00 a.m. New York time in order for the questions to be addressed.
Questions submitted in accordance with the above will be dealt with prior to or during the meeting, and may be combined or answered thematically. Record holders of shares who have submitted questions prior to the meeting will be given the opportunity to ask follow-up questions during the meeting. These record holders of shares will be provided with login details prior to the meeting to enable them to log in to the webcast and raise their follow-up questions electronically. The login details will be sent to the email address stated on the completed question form. It is up to the Chair of the meeting to determine the order of the meeting and the manner in which questions are being addressed.
Virtual Attendance
All record holders of shares are cordially invited to follow the Annual General Meeting via electronic means. The meeting will be streamed live via audio webcast on our website https://corporate.qiagen.com/agm2021. Record holders of shares who did not submit any written questions prior to the meeting will be able to follow the meeting in listen and view-only mode. It is noted that certain parts of the Annual General Meeting may be pre-recorded.
Voting
On or about June 2, 2021, a proxy statement together with a question form and a form of proxy will be mailed to the record holders of shares.
Record holders of shares will not be able to cast their votes during the Annual General Meeting, and are therefore strongly encouraged to exercise their voting rights via proxy prior to the meeting. Record holders of shares wishing to exercise their voting rights by proxy should complete, sign and send the proxy card as soon as possible in accordance with the instructions on the proxy card, such that the proxy card is received no later than 05:00 p.m. New York time / 23:00

Frankfurt am Main time, on Thursday, June 24, 2021, at the offices of AST, 6201 15th Avenue, Brooklyn, New York 11219, United States of America or by email at the following email address: Admin2@Astfinancial.COM.
Other matters
In case you have any queries with respect to following the Annual General Meeting via the video webcast, exercising your voting rights or asking questions concerning the Annual General Meeting agenda items, please contact agm2021@qiagen.com. You are advised to regularly check out website (https://corporate.qiagen.com/agm2021) on a regular basis for updates on the Annual General Meeting.

The official language of the Annual General Meeting shall be the English language.

The Managing Board
Venlo, The Netherlands
May 17, 2021

Dear Shareholder:
The Annual General Meeting of Shareholders of QIAGEN N.V. (the “Company” or “QIAGEN”) will be held on Tuesday, June 29, 2021 at 15:00 Amsterdam time / 9:00 a.m. New York time as a virtual meeting.
In light of the global COVID-19 situation, the Annual General Meeting can be followed exclusively via video webcast; shareholders will not be able to physically attend this meeting. With this measure, we can protect the health and safety of our shareholders and all other persons involved in this event. Although it is unfortunate that we again cannot hold the Annual General Meeting as usual, safety comes first for QIAGEN in this extraordinary situation.
To nevertheless facilitate interaction, shareholder participation and the exercise of shareholders’ rights, we have taken certain measures to ensure a successful and safe meeting.
We have attached the Notice of the Annual General Meeting, including the Agenda and Explanatory Notes thereto, and enclosed a proxy card and question form for use in connection with the meeting. Further information on the procedures for this meeting is also outlined in this document.
We hope you will be able to remotely follow the Annual General Meeting. You can follow the meeting live via the video webcast on our website https://corporate.qiagen.com/agm2021. Except for those who have been granted login details as further specified in the Notice of Annual General Meeting, the video webcast will be streamed as a webcast with an audio and video feed only.
It is important that your shares are represented at the Annual General Meeting. However, it will not be possible to cast your votes during the meeting.
Voting rights can only be exercised via proxy.
We strongly encourage you to exercise your voting rights in this manner prior to the meeting, and ask you to please complete, sign, date and return the enclosed proxy card promptly in the enclosed envelope, which requires no postage if mailed in the United States. Completed proxy cards may also be submitted via e-mail to Admin7@astfinancial.com.
The proxy card must be received no later than 5:00 p.m. (17:00) New York time on Thursday, June 24, 2021 for your vote to count. Votes cast pursuant to a timely received proxy shall be deemed votes cast in the meeting and timely submitting your proxy will ensure your proper representation at the Annual General Meeting.
Sincerely,
/s/ Thierry Bernard    /s/ Roland Sackers

THIERRY BERNARD    ROLAND SACKERS
Managing Director    Managing Director
Venlo, The Netherlands
May 17, 2021
YOUR VOTE IS IMPORTANT.
PLEASE RETURN YOUR PROXY CARD PROMPTLY.

QIAGEN N.V.
____________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 29, 2021
____________________________

To The Shareholders:
Notice is hereby given that the Annual General Meeting of Shareholders (the “Annual General Meeting”) of QIAGEN N.V. (the “Company” or “QIAGEN”), a public limited liability company organized and existing under the laws of The Netherlands, will be held on Tuesday, June 29, 2021 at 15:00 Amsterdam time / 9:00 a.m. New York time as a virtual meeting.
In light of the global COVID-19 situation, shareholders can only follow this year’s Annual General Meeting through electronic means via a video webcast that will be available on the Company’s website https://corporate.qiagen.com/agm2021. This is in accordance with the Dutch emergency bill that temporarily facilitates general meetings to be held virtually.
Shareholders will not be able to physically attend the Annual General Meeting.
With this measure, we can protect the health and safety of our shareholders and all others involved in this event. Although it is unfortunate that we again cannot hold the Annual General Meeting as usual, safety comes first for QIAGEN in this extraordinary situation. To nevertheless facilitate interaction, shareholder participation and the exercise of shareholders’ rights, we have taken certain measures that are outlined below.
The Agenda of the Annual General Meeting of the Company, containing proposals of the Managing Board and the Supervisory Board of the Company, is as follows (undefined terms in this Agenda shall have the meaning as set out in the Explanatory Notes thereto):
1.Opening.
2.Managing Board Report for the year ended December 31, 2020 (“Calendar Year 2020”).
3.Supervisory Board Report on the Company’s Annual Accounts (the “Annual Accounts”) for Calendar Year 2020.
4.Adoption of the Annual Accounts for Calendar Year 2020 (voting item).
5.Advisory Vote on the Remuneration Report 2020 (advisory voting item).
6.Reservation and dividend policy.
7.Discharge from liability of the Managing Directors for the performance of their duties during Calendar Year 2020 (voting item).
8.Discharge from liability of the Supervisory Directors for the performance of their duties during Calendar Year 2020 (voting item).
9.Reappointment of the following seven Supervisory Directors of the Company for term running up to and including the day of the Annual General Meeting in 2022 (voting items):
(a)    Dr. Metin Colpan;
(b)    Mr. Thomas Ebeling;
(c)     Dr. Toralf Haag;
(d)     Prof. Dr. Ross L. Levine;
(e)     Prof. Dr. Elaine Mardis;
(f)     Mr. Lawrence A. Rosen; and
(g)     Ms. Elizabeth E. Tallett.

10.Reappointment of the following two Managing Directors of the Company for a term running up to and including the day of the Annual General Meeting in 2022 (voting items):
(a)     Mr. Roland Sackers; and
(b)     Mr. Thierry Bernard.
11.Adoption of the Remuneration Policy with respect to the Managing Board (voting item).
12.Remuneration of the members of the Supervisory Board (voting items):
(a)     Partial amendment of the Remuneration Policy with respect to the Supervisory Board; and
(b)    Determination of the remuneration of the members of the Supervisory Board.
13.Reappointment of KPMG Accountants N.V. as auditors of the Company for the calendar year ending December 31, 2021 (voting item).
14.Authorization of the Supervisory Board, until December 29, 2022 to (voting items):
a.    issue a number of ordinary shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of fifty percent (50%) of shares issued and outstanding in the capital of the Company as at December 31, 2020 as included in the Annual Accounts for Calendar Year 2020;
b.     restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2020; and
c.    solely for the purpose of strategic transactions such as mergers, acquisitions or strategic alliances, restrict or exclude the pre-emptive rights with respect to issuing additional ordinary shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2020.
15.Authorization of the Managing Board, until December 29, 2022, to acquire shares in the Company’s own share capital (voting item).
16.Amendment of the Company's Articles of Association in connection with changes to Dutch law (voting item).
17.Questions.
18.Closing.
Meeting documentation
Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for Calendar Year 2020, the reports of the Supervisory Board and the Managing Board, the Company’s 2020 Remuneration Report, the list and biographies of binding nominees for reappointment to the Supervisory Board and the Managing Board, a document reflecting the verbatim text of the amendments to the Articles of Association proposed under Agenda Item 16, the information sent to the record holders of QIAGEN Shares in connection with the Annual General Meeting and other documents relevant for the Annual General Meeting can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Hulsterweg 82, 5912 PL Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company, LLC at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.

Copies are also available on our website: https://corporate.qiagen.com/agm2021. In light of the COVID-19 situation, we strongly encourage you to obtain your copies of the meeting documents electronically via our website to limit physical contact as much as possible.
In an effort to reduce our cost of printing and mailing documents for the Annual General Meeting and to exhibit environmentally responsible conduct, we are not mailing paper copies of our 2020 Annual Report to our shareholders.
The 2020 Annual Report, which provides additional information regarding our 2020 financial results, and copies of the Notice of Annual General Meeting, including the Agenda and Explanatory Notes thereto, and Annual Accounts for Calendar Year 2020, can be accessed on our website: https://corporate.qiagen.com/agm2021.
Printed copies of the 2020 Annual Report can also be obtained free of charge by visiting our website: https://corporate.qiagen.com/investor-relations/ir-contacts/information-request-form/ or by contacting QIAGEN Sciences LLC, Attention: Executive Assistant to Chief Financial Officer, 19300 Germantown Rd, Germantown, MD 20874, United States of America, Phone number: +1 240 686 7774 until the close of the Annual General Meeting.
Record date
Close of business (5:00 p.m. New York time / 23:00 Frankfurt am Main time) on Tuesday, June 1, 2021 is the record date (the "Record Date") for the determination of the record holders of QIAGEN Shares entitled to remotely follow and vote by proxy at the Annual General Meeting.
Submission of questions
To ensure as much interaction as possible, shareholders (including, for this purpose, persons holding their QIAGEN Shares in a securities deposit with a custodian bank or otherwise in “street name”) may submit written questions concerning items on the agenda of the Annual General Meeting.
Shareholders can submit questions by completing the enclosed question form and submitting them via email to agm2021@qiagen.com. If your shares are held in an account at a broker, bank or other nominee, you must also submit a legal proxy form from your broker, bank or other nominee regarding the shares held on the Record Date. Questions must be received no later than Saturday, June 26, 2021 at 15:00 Amsterdam time / 9:00 a.m. New York time, in order for your questions to be addressed.
Additional proof of share ownership at the Record Date may be requested by the Company prior to addressing your questions.
Questions submitted in accordance with the above will be dealt with prior to or during the meeting, and may be combined or answered thematically. Shareholders who have submitted questions prior to the meeting by emailing the completed question form will be given the opportunity to ask follow-up questions on that topic during the meeting. These shareholders will be provided with personal login details prior to the meeting to enable them to log in to the webcast and raise follow-up questions on their topics in writing during the Annual General Meeting. The login details will be forwarded to the email address stated on the completed question form. It is up to the Chair of the meeting to determine the order of the meeting and the manner in which questions are being addressed.
Attendance
All shareholders are cordially invited to follow the Annual General Meeting via electronic means. The meeting will be streamed live via video webcast on our website https://corporate.qiagen.com/agm2021. Shareholders who have submitted written questions prior to the meeting and who have received login details via email, can log in to the webcast and participate by submitting written follow-up questions via the webcast platform. Shareholders who did not submit any written questions prior to the meeting will only be able to follow the meeting in listen and view-only mode. It is noted that certain parts of the Annual General meeting may be pre-recorded.
Voting
You will not be able to cast your votes during the virtual Annual General Meeting. We strongly encourage you to exercise your voting rights via proxy prior to the meeting.
You are requested to complete, sign, date and return the enclosed proxy card as soon as possible in accordance with the instructions on the card. A pre-addressed, postage prepaid return envelope is enclosed for your convenience. Completed proxy cards may also be submitted via e-mail to Admin7@astfinancial.com.
Other matters

In case you have any queries with respect to following the Annual General Meeting via the video webcast, exercising your voting rights or asking questions concerning the Annual General Meeting agenda items, please contact agm2021@qiagen.com.
You are advised to check our website (https://corporate.qiagen.com/agm2021) on a regular basis for updates on the Annual General Meeting.
By Order of the Managing Board
/s/ Thierry Bernard    /s/ Roland Sackers
THIERRY BERNARD    ROLAND SACKERS
Managing Director    Managing Director
May 17, 2021
Venlo, The Netherlands

QIAGEN N.V.
____________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS
____________________________

EXPLANATORY NOTES TO AGENDA
I. General
The enclosed proxy card, question form and the accompanying Notice of Annual General Meeting of Shareholders and Agenda are being mailed to shareholders of QIAGEN N.V. (the “Company” or “QIAGEN”) in connection with the solicitation by the Company of proxies for use at the Annual General Meeting of Shareholders of the Company to be held as a virtual meeting, on Tuesday, June 29, 2021 at 15:00 Amsterdam time / 9:00 a.m. New York time. These proxy solicitation materials will be mailed on or about June 2, 2021 to all shareholders of record as of Tuesday, June 1, 2021, the record date for the Annual General Meeting.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for Calendar Year 2020, the reports of the Company’s supervisory board (the “Supervisory Board”) and the Company’s managing board (the “Managing Board”), the Company’s 2020 Remuneration Report, the list and biographies of binding nominees for reappointment to the Supervisory Board and the Managing Board, a document reflecting the verbatim text of the amendments proposed to the Articles of Association under Agenda Item 16, the information sent to the record holders of QIAGEN Shares in connection with the Annual General Meeting and other documents relevant for the Annual General Meeting can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Hulsterweg 82, 5912 PL Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company, LLC at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting. Copies are also available electronically on our website: https://corporate.qiagen.com/agm2021. In light of the COVID-19 situation, we strongly encourage you to obtain your copies of the meeting documents electronically via our website to limit physical contact as much as possible.

In an effort to support sustainable business practices and reduce printing and mailing costs, we are not mailing paper copies of the Company’s 2020 Annual Report (the “2020 Annual Report”) to our shareholders. The 2020 Annual Report, which provides additional information regarding our 2020 financial results, and copies of the Notice of Annual General Meeting, including the Agenda and Explanatory Notes, and Annual Accounts for 2020, can be accessed on our website: https://corporate.qiagen.com/agm2021. Printed copies of the 2020 Annual Report can also be obtained free of charge by visiting our website: https://corporate.qiagen.com/investor-relations/ir-contacts/information-request-form/ or by contacting QIAGEN Sciences LLC, Attention: Executive Assistant to Chief Financial Officer, 19300 Germantown Rd, Germantown, MD 20874, United States of America, Phone number: +1 240 686 7774 until the close of the Annual General Meeting.

The reasonable cost of soliciting proxies, including expenses in connection with preparing and mailing the proxy solicitation materials, will be borne by the Company. In addition, the Company will reimburse brokerage firms and other persons representing beneficial owners of QIAGEN Shares for their expenses in forwarding proxy materials to such beneficial owners. Solicitation of proxies by mail may be supplemented by telephone, telegram, telex, electronic mail and personal solicitation by directors, officers or employees of the Company. No additional compensation will be paid for such solicitation.

The Company is not subject to the proxy solicitation rules contained in Regulation 14A promulgated under the United States Securities Exchange Act of 1934, as amended.
II. Voting and Solicitation
In order to vote by proxy at the Annual General Meeting, the record holders of QIAGEN Shares are requested to submit their proxy in accordance with the procedure set forth in the Notice of Annual General Meeting of Shareholders. Close of business (5:00 p.m. New York time / 23:00 Frankfurt am Main time) on Tuesday, June 1, 2021 is the record date for the determination of the record holders of QIAGEN Shares entitled to follow and vote by proxy at the Annual General Meeting.

At May 7, 2021, there were 230,829,308.67 shares issued in the Company’s share capital (including 46.34 QIAGEN fractional Shares and 2,422,408.33 QIAGEN Shares held in treasury by the Company, which cannot be voted), which shares were all QIAGEN Shares (i.e. ordinary shares); no preference shares or financing preference shares have been issued to date.

Shareholders are entitled to one vote for each whole QIAGEN Share held.

Each of the proposals to reappoint members to the Supervisory Board and the Managing Board set forth under Items 9 and 10 of the Agenda will be adopted irrespective of the number of votes cast in favor, unless such proposal is overruled by at least two-thirds of the votes cast being votes against the proposal, provided such votes also represent more than fifty percent (50%) of the issued share capital of the Company as of the record date of the Annual General Meeting.

The proposals to authorize the Supervisory Board to restrict or exclude the pre-emptive rights with respect to issuing shares or granting subscription rights set forth under Items 14.b and 14.c of the Agenda, shall be validly adopted if adopted by at least two-thirds of the votes cast at the Annual General Meeting if less than fifty percent (50%) of the Company’s issued share capital is represented at the Annual General Meeting. If fifty percent (50%) or more of the Company’s issued share capital is represented at the Annual General Meeting, the proposals set forth under Items 14.b and 14.c of the Agenda shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting.

The proposals (i) to adopt the Remuneration Policy with regard to the Managing Board as referred to under Agenda Item 11, and (ii) to partially amend the Remuneration Policy with regard to the Supervisory Board as referred to under Agenda Item 12.a require a 75% majority of the votes cast at the Annual General Meeting. No majority requirement applies to the non-binding advisory vote referred to under Agenda Item 5.

All other proposals presented to the shareholders at the Annual General Meeting shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivery to the Company of a written notice of revocation or a duly executed proxy bearing a later date. Merely remotely following the Annual General Meeting will not serve to revoke a proxy. QIAGEN Shares represented by valid proxies received in time for use at the Annual General Meeting and not revoked prior to the Annual General Meeting, will be voted electronically or in writing ahead of the meeting in accordance with the proxies granted and with due observance of article 2:117b of the Dutch Civil Code. Votes cast via such proxies shall be deemed a vote cast in the Annual General Meeting.
III. Explanatory Notes to Agenda Items
Explanatory Note to Item 2—Managing Board Report for Calendar Year 2020
At the Annual General Meeting, the Managing Board will conduct a presentation on the performance of the Company during Calendar Year 2020.
Explanatory Note to Item 3—Supervisory Board Report on the Company’s Annual Accounts for Calendar Year 2020
At the Annual General Meeting, the Supervisory Board will conduct a presentation of its report on the Company’s Annual Accounts for Calendar Year 2020.
Explanatory Note to Item 4—Adoption of the Annual Accounts for the Calendar Year 2020
The shareholders of the Company are being asked to adopt the Annual Accounts for Calendar Year 2020. The Annual Report and the Annual Accounts have been prepared by the Managing Board and approved by the Supervisory Board.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 5— Advisory Vote on the Remuneration Report 2020.
At the Annual General Meeting, the Company’s compensation committee (the “Compensation Committee”) will conduct a presentation on the implementation of the Remuneration Policy during Calendar Year 2020. Following the presentation, it will be proposed to cast a favorable, non-binding, advisory vote in respect of the Remuneration Report 2020.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A NON-BINDING ADVISORY VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 6—Reservation and Dividend Policy
The Company’s reservation and dividend policy is to retain the profits by way of reserve, as is common among fast-growing companies with significant future expansion potential in rapidly developing fields. Consequently, the Company will not pay a dividend to the shareholders out of the Calendar Year 2020 profits. This policy benefits our shareholders by increasing share value, and the Company believes that this policy is aligned with shareholders’ taxation preferences.
Explanatory Note to Item 7—Discharge from Liability of the Managing Directors

Under Dutch law, the adoption of the Annual Accounts does not automatically discharge the members of the Managing Board and the Supervisory Board from liability for the performance of their duties during Calendar Year 2020. The grant of such discharge from liability is typical for Dutch companies, and its approval is commonly included on the agenda for annual general meetings.
The shareholders of the Company are being asked to discharge the members of the Managing Board from liability for the performance of their duties during Calendar Year 2020, as described in the 2020 Annual Report and the 2020 Annual Accounts or as otherwise disclosed to the Annual General Meeting of Shareholders.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 8—Discharge from Liability of the Supervisory Directors
The shareholders of the Company are being asked to discharge the members of the Supervisory Board from liability for the performance of their duties during Calendar Year 2020, as described in the 2020 Annual Report and the 2020 Annual Accounts or as otherwise disclosed to the Annual General Meeting of Shareholders.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Items 9 and 10 —Reappointment of the Supervisory Directors and the Reappointment of the Managing Directors
The Supervisory Board and the Managing Board acting together at a joint meeting (the “Joint Meeting”)resolved to make a binding nomination for the reappointment of seven of the eight current members of the Supervisory Board (the “Supervisory Directors”). Furthermore, the Joint Meeting resolved to make a binding nomination for the reappointment of the two current members of the Managing Board.
The Supervisory Board consists of such number of members, with a minimum of three members, as the Joint Meeting may determine. The Supervisory Board presently consists of eight members. The Joint Meeting has set the number of members of the Supervisory Board at seven as of the Annual General Meeting. The Supervisory Directors are appointed by a vote of the shareholders of the Company at the Annual General Meeting, subject to the authority of the Supervisory Board to appoint up to one-third of its members if vacancies occur during a calendar year. The Managing Board has one or more members, as determined by the Supervisory Board. The Managing Board presently consists of two members. The members of the Managing Board (the “Managing Directors”) are appointed by a vote of the shareholders of the Company at the Annual General Meeting.
The Supervisory Board and the Managing Board at the Joint Meeting may make a binding nomination to fill each vacancy on the Supervisory Board and Managing Board. At the Annual General Meeting, the shareholders may overrule the binding nature of a nomination by resolution adopted with a majority of at least two-thirds of the votes cast, provided such majority also represents more than half the issued share capital of the Company as of the date of the Annual General Meeting. Our shareholders vote for each nominee for reappointment to our Supervisory Board and Managing Board as a separate voting item.
It is proposed to reappoint the persons nominated for appointment to the Supervisory Board as per the below for a period beginning at the close of the Annual General Meeting, until and including the date of the Annual General Meeting held in the following calendar year. It is furthermore proposed to reappoint the persons nominated for appointment to the Managing Board as per the below for a period beginning at the close of the Annual General Meeting, until and including the date of the Annual General Meeting held in the following calendar year.
By unanimous written consent, the Joint Meeting resolved to make a binding nomination for seven members of the Supervisory Board and two members of the Managing Board. The seven binding nominees for election to the Supervisory Board positions are as follows:
•Nomination for position no. 1: Dr. Metin Colpan;
•Nomination for position no. 2: Mr. Thomas Ebeling;
•Nomination for position no. 3: Dr. Toralf Haag;
•Nomination for position no. 4: Prof. Dr. Ross L. Levine;
•Nomination for position no. 5: Prof. Dr. Elaine Mardis;
•Nomination for position no. 6: Mr. Lawrence A. Rosen; and
•Nomination for position no. 7: Ms. Elizabeth E. Tallett.

The Supervisory Board believes that these nominees meet the criteria for Supervisory Board positions, as approved by the Supervisory Board and set forth on the Company’s website and that they will continue to deliver significant contributions to the Supervisory Board in view of their broad international, financial and management experience, integrity and ethics. This applies in particular for Dr. Metin Colpan, Mr. Lawrence A. Rosen and Ms. Elizabeth E. Tallett, who have served on the Supervisory Board for eight years or more. The Dutch Corporate Governance Code states that reasons should be given for a reappointment after an eight year period. The Supervisory Board believes that the in-depth knowledge of the Company represented by Ms. Tallett, Dr. Colpan and Mr. Rosen is very valuable for QIAGEN and beneficially supplements the diverse and mixed profile of the Supervisory Board. The experience and qualifications of each nominee to the Supervisory Board are described below.
Mr. Stéphane Bancel, who also serves as the Founding CEO of Moderna, Inc., has decided not to stand for re-appointment after having served since 2013 as a Supervisory Director
The binding nominations for each of the two Managing Board positions are as follows:
•Nomination for position no. 1: Mr. Thierry Bernard; and
•Nomination for position no. 2: Mr. Roland Sackers.
The following is a brief summary of the background of each of the Supervisory Director and Managing Director nominees. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries.
Dr. Metin Colpan, 66, is a co-founder of QIAGEN and was the Chief Executive Officer and a Managing Director from 1985 to 2003. Dr. Colpan has been a member of the Supervisory Board since 2004 and has served as Chair of the Science and Technology Committee since 2014. He has been a member of the Selection and Appointment Committee (renamed in 2021 as the Nomination and ESG Committee) since 2015. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan also serves as a Supervisory Board member of the private companies CGR GmbH in Mettmann, Germany, and Heilpflanzenwohl AG in Baar, Germany. Dr. Colpan previously served as a Supervisory Board member of Ingenium Pharmaceuticals AG, GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany and Qalovis Farmer Automatic Energy GmbH, in Laer, Germany.
Mr. Thomas Ebeling, 62, joined the Supervisory Board in February 2021. Mr. Ebeling has been an advisor in recent years to various businesses after having served as the CEO of the publicly-listed German media group ProSiebenSat.1 Media from 2009 to 2018. Prior to that, he worked for the global healthcare company Novartis from 1997 to 2008, including roles as CEO of Novartis Pharmaceuticals and also as CEO of Novartis Consumer Health. He began his career in 1987 and held various positions in marketing and sales in the consumer goods industry before joining Novartis. Mr. Ebeling, who has a degree in psychology from the University of Hamburg, has previously served on the Supervisory Boards of Bayer AG and Lonza AG.
Dr. Toralf Haag, 55, joined the Supervisory Board and the Audit Committee in January 2021. He has served since October 2018 as Chairman of the Corporate Board of Management of Voith GmbH & Co. KGaA in Germany, a global technology company with more than EUR 4 billion in annual sales and over 19,000 employees. Before joining Voith in October 2016 as Chief Financial Officer, Dr. Haag served for more than 11 years as CFO and Member of the Executive Committee of Lonza Group AG since August 2005. He began his career in 1994 as the personal assistant to the CEO of Thyssen Handelsunion AG after earning a degree in Business Administration from the University of Augsburg and a Ph.D. at the University of Kiel.
Prof. Dr. Ross L. Levine, 49, joined the Supervisory Board and its Science and Technology Committee in 2016. He is a physician-scientist focused on researching and treating blood and bone marrow cancers as the Laurence Joseph Dineen Chair in Leukemia Research, the Chief of Molecular Cancer Medicine, and an Attending Physician at Memorial Sloan Kettering Cancer Center, as well as Professor of Medicine at Weill Cornell Medical College. He leads a research lab investigating genetics and targeted therapies in myeloid malignancies and is interested in application of next-generation sequencing technology in the practice of medicine in hematologic cancers. He trained in internal medicine at Massachusetts General Hospital and in hematology-oncology at the Dana-Farber Cancer Institute, earning board certification in these specialties. He received his M.D. from the Johns Hopkins University School of Medicine and his A.B. degree from Harvard College.
Prof. Dr. Elaine Mardis, 58, joined the Supervisory Board in 2014. She is also a member of the Science and Technology Committee and the Compensation Committee (renamed in 2021 as the Compensation and Human Resources Committee). Dr. Mardis is the Co-Executive Director of the Institute for Genomic Medicine at Nationwide Children’s Hospital in Columbus, OH. She also is Professor of Pediatrics at the Ohio State University College of Medicine. Dr. Mardis has research interests in the application of genomic technologies to improve our understanding of human disease, and toward improving the precision of medical diagnosis, prognosis and treatment. Dr. Mardis is the former Robert E. and Louise F. Dunn Distinguished Professor of Medicine at Washington University School of Medicine in St. Louis, MO, where she was on the faculty for 22 years. As Co-

Director of the McDonnell Genome Institute, she devised methods and automation that contributed to the Human Genome Project and has since played key roles in the 1000 Genomes Project, The Cancer Genome Atlas, and the Pediatric Cancer Genome Project. Prior to joining the Washington University faculty, she was a senior research scientist at BioRad Laboratories. Dr. Mardis is the immediate past President of the American Association for Cancer Research, and has scientific advisory roles at Kiadis Pharmaceuticals N.V., PACT Pharma LLC, and Scorpion Therapeutics LLC. Dr. Mardis received her Bachelor of Science degree in Zoology in 1984 and her Ph.D. in Chemistry and Biochemistry in 1989, both from the University of Oklahoma. She is an elected member of the U.S. National Academy of Medicine.
Mr. Lawrence A. Rosen, 63, joined the Supervisory Board in 2013 and was appointed Chair in 2020. He is also Chair of the Audit Committee and Chair of the Selection and Appointment Committee (renamed in 2021 as the Nomination and ESG Committee), in addition to being a member of the Compensation Committee (renamed in 2021 as the Compensation and Human Resources Committee). Mr. Rosen was a member of the Board of Management and Chief Financial Officer of Deutsche Post DHL until September 2016. Holding this position since 2009, Mr. Rosen was in charge of controlling, corporate accounting and reporting, investor relations, corporate finance, corporate internal audit and security, taxes, as well as the group’s global business services. Prior to joining Deutsche Post DHL, Mr. Rosen served as Chief Financial Officer of Fresenius Medical Care AG & Co. KGaA in Germany from 2003 to 2009. Prior to that, he was Senior Vice President and Treasurer for Aventis SA in Strasbourg, France. Between 1984 and 2000, Mr. Rosen held different positions at the Aventis predecessor companies Hoechst AG and American Hoechst/Hoechst Celanese Inc. Since 2015, Mr. Rosen has served as a member of the Supervisory Board of Lanxess AG and previously served on the Supervisory Board of Postbank AG from 2009 to 2015. Mr. Rosen, who is a U.S. citizen, holds a Bachelor’s degree in Economics from the State University of New York and an M.B.A. from the University of Michigan.
Ms. Elizabeth E. Tallett, 72, joined the Supervisory Board in 2011, and also became a member of the Audit Committee and Compensation Committee (renamed in 2021 as the Compensation and Human Resources Committee). She has also served as Chair of the Compensation Committee since 2016, and joined the Selection and Appointment Committee (renamed in 2021 as the Nomination and ESG Committee), in that same year. Ms. Tallett was a Principal of Hunter Partners, LLC, a management company for early to mid-stage pharmaceutical, biotechnology and medical device companies, from 2002 until February 2015. Ms. Tallett continues to consult with early stage health care companies. Her senior management experience includes President and CEO of Transcell Technologies Inc., President of Centocor Pharmaceuticals, member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett graduated from Nottingham University, England, with dual Bachelor’s degrees with honors in mathematics and economics. She is Chair of the Board of Directors at Anthem, Inc., as well as a member of the Board of Directors of Meredith Corp. and Moderna, Inc. Ms. Tallett plans to step down as a member of the Board of Directors of Principal Financial Group, Inc. in May 2021. She is a former director of Coventry Health Care, Inc. Ms. Tallett was a founding board member of the Biotechnology Council of New Jersey and is Chair of the Trustees of Solebury School in Pennsylvania.
Thierry Bernard, 57, joined QIAGEN in 2015 to lead our growing presence in Molecular Diagnostics. He was named Chief Executive Officer in March 2020, after having previously served in this role on an interim basis since late 2019. In June 2020, he became a member of the Managing Board. Mr. Bernard previously worked at bioMérieux, where he served in roles of increasing responsibility for 15 years, and most recently served as Corporate Vice President, Global Commercial Operations, Investor Relations and the Greater China Region. Prior to joining bioMérieux, he served in management roles at multiple international companies. Mr. Bernard is a member of the Board of Directors of T2 Biosystems, Inc. He is a former member of the Board of Directors of HepatoChem and Daktari Diagnostics, where he also served as CEO. Mr. Bernard has earned degrees from Sciences Po (Paris), Harvard Business School, London School of Economics and the College of Europe and is a member of French Foreign Trade Advisors.
Roland Sackers, 52, joined QIAGEN in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers earned his Diplom-Kaufmann from University of Münster, Germany. In 2019, he joined the Supervisory Board of Evotec SE and is Chair of the Audit Committee. He is a former member of the Supervisory Board and Audit Committee of IBS AG and a former member of the Board of Directors of Operon Biotechnologies, Inc. Mr. Sackers is a Board member of the industry association BIO Deutschland. He was previously a Non-Executive Director and Chair of the Audit Committee from 2011 to 2018 of Immunodiagnostic Systems Holding PLC (IDS), a publicly-listed company in the United Kingdom.
Share Ownership
The following table sets forth certain information as of January 31, 2021 concerning the ownership of QIAGEN shares by each current member of the Supervisory Board being proposed for re-appointment. In preparing the following table, the Company has relied on information furnished by such persons.

Name and Country of Residence	Number of Shares Beneficially Owned(1)(2)
Dr. Metin Colpan, Germany	1,172,698
Mr. Thomas Ebeling, Switzerland	—
Dr. Toralf Haag, Germany	700
Prof. Dr. Ross L. Levine, United States of America	2,151
Prof. Dr. Elaine Mardis, United States of America	—
Mr. Lawrence A. Rosen, United States of America	—
Ms. Elizabeth E. Tallett, United States of America	28,668
___________
(1) The number of QIAGEN Shares outstanding as of January 31, 2021 was 227,871,296. The persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as other shareholders with respect to QIAGEN Shares.
(2) Does not include Common Shares subject to options or awards held by such persons as at January 31, 2021.

The Dutch Authority of Financial Markets (“AFM”) maintains a public database of notifications regarding shareholdings and voting rights of directors on its website. This database includes all notifications made by the current members of the Supervisory Board regarding their holdings of QIAGEN Shares and related voting rights. The database can be accessed through an Internet link on our website: www.qiagen.com.
THE SUPERVISORY BOARD AND THE MANAGING BOARD ACTING TOGETHER AT THE JOINT MEETING UNANIMOUSLY RECOMMEND THE REAPPOINTMENT OF EACH PROPOSED NOMINEE TO THE SUPERVISORY BOARD AND THE APPOINTMENT OR REAPPOINTMENT OF EACH PROPOSED NOMINEE TO THE MANAGING BOARD. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 11—Adoption of the Remuneration Policy with Respect to the Managing Board
The EU Directive 2017/828 regarding the encouragement of long-term shareholder engagement (the “Shareholders Rights Directive II”) was implemented into Dutch law in November 2019. Dutch law requires companies listed on a regulated market in the European Economic Area, such as the Company, to align their remuneration policy with the statutory requirements following from the Shareholders Rights Directive II and to submit their remuneration policy to the general meeting of shareholders at least every four years for adoption, for the first time in 2020.
QIAGEN’s current remuneration policy for the Managing Board was last adopted in 2014. A proposal for a revision of this remuneration policy was put to a vote at the 2020 annual general meeting of the Company. However, the required majority of 75% of the votes cast was not reached at this meeting, hence the proposal to revise the existing remuneration policy for the Managing Board was voted down.
Proposal to adopt a revised Remuneration Policy with respect to the Managing Board
Introduction
Background
The Supervisory Board has prepared an updated remuneration policy with respect to the Managing Board and proposes to the Annual General Meeting to adopt a revised Remuneration Policy with respect to the Managing Board. The proposed Remuneration Policy for the Managing Board is included below. According to Dutch law, this proposal requires the affirmative vote of a majority of 75% of the votes cast at the Annual General Meeting.
When adopted, the proposed Remuneration Policy for the Managing Board will come into force the day after the AGM. If this proposed Remuneration Policy for the Managing Board will be adopted, the Supervisory Board will again submit a proposal to adopt a remuneration policy to the Company’s general meeting of shareholders no later than at the AGM to be held in 2025.
The proposed Remuneration Policy for the Managing Board complies with the Dutch law provisions implementing the Shareholders Rights Directive II. It further complies with the best practices in Corporate Governance in the United States and Germany, where QIAGEN shares are listed on the New York Stock Exchange (NYSE) and the Frankfurt Stock Exchange, respectively. The inclusion of perspectives from the U.S. is particularly important given that this country is the domicile of many of our competitors, and for many members of our leadership and senior executive team, and also a country that represents about 40% of our annual sales. Explanation is provided when, by exception, tried and proven remuneration practices of QIAGEN are given precedence.
The Compensation Committee periodically conducts a comprehensive review of market developments and legal requirements in order to assess our policies and their implementation. The outcome can result in recommendations to the Supervisory Board to adjust the remuneration in accordance with new developments or legal requirements within the boundaries set by the Remuneration Policy for the Managing Board or to propose an amendment to the Remuneration Policy to the Company’s general meeting.
The proposed changes to the existing Remuneration Policy for the Managing Board, which was adopted at the AGM in 2014, are to comply with the above-mentioned legislation, corporate governance standards as well as to reflect market developments. In preparing this proposed amendment, the Compensation Committee has also considered feedback expressed by shareholders in regular engagements and through the outcome of the vote at the AGM in June 2020, where the previous proposal to amend the Remuneration Policy did not receive sufficient shareholder support.
New in the 2021 Remuneration Policy
The main proposed adjustments to the current Remuneration Policy for the Managing Board can be summarized as follows:
• A new reference group has been selected to benchmark the compensation level of our Managing Board. The number of companies has been reduced to 18 from 32. This reduced group provides the best comparison and reflects our global competitive position. These companies have been selected based on their market capitalization, direct competition for talent, similar complexity, scope of international activities, presence in similar industries and data transparency.
• The cash-based Short-Term Incentive (STIs) remains conditional on the achievement of Financial Goals and Team Goals, as well as personal goals that may be used as a performance metric for a Managing Board member. This structure is consistent with the bonus plan used throughout QIAGEN for employees. As in the past, performance will be measured over a one-year period against specified targets, but details on the achievement levels will now be provided in greater details in the subsequent year due to their competitive nature. For Managing Board members, up to 110% of fixed remuneration can be paid out for full achievement of the targets. Overperformance can be rewarded up to a maximum 155% of target, while the payout is zero if no targets are achieved.
• The share-based Long-Term Incentive (LTIs) will have a more simple and transparent design and be better aligned with stakeholder interests. As in the current policy, QIAGEN will continue to grant Performance Share Units (PSUs) to Managing Board members of up to 300% in fair value of fixed remuneration. The new elements of the LTI plan are:
• Cliff vesting will take place after a three-year performance period instead of a one-year performance period followed by a lockup until vesting.
• Performance is measured on two equally weighted financial goals (instead of four goals) that are vital to realizing QIAGEN’s strategy: net sales growth as an absolute target in U.S. dollars at constant exchanges rates (CER), and profitability measured in adjusted operating income margin (adjusted operating income as a percentage of sales).
• The maximum opportunity in case of overachievement has been raised to two times the target level (instead of 1.2 times) to strengthen the performance-driven character of the plan. Any performance below the minimum threshold levels, which will be disclosed, will result in zero shares awarded at vesting (instead of previously awarding PSUs at a minimum of 80% in case of underperformance).
• Given to the dynamic business and economic conditions during 2021 due to the COVID-19 pandemic, the Supervisory Board has decided to implement a one-year performance period for 2021 instead of a three-year period. Cliff vesting will occur three years after the grant date in 2021. Starting in 2022, the performance measurement period for the grant in 2022, and for subsequent years, will be on a rolling three-year basis.
• To further simplify the Policy, the QIAGEN Commitment Plan (offered share grants under strict holding and participation conditions) has been replaced by a straight-forward shareholding requirement. Managing Board members will be required to build up a shareholding equal to five times annual net base salary (after taxes) within four years of their first appointment. This very high level ensures that Managing Board members hold shares beyond a five-year lock-up period. The current Managing Board members already more than comply with this new standard.
• Stricter severance and change-of-control arrangements are to be put in place for new contracts, in line with market practice and investor guidelines. Legacy contract agreements will be honored.
Proposed Remuneration Policy
Policy principles
Remuneration as a strategic instrument

The Remuneration Policy supports the long-term development and strategy of QIAGEN in a highly dynamic environment and incentivizes maintaining an acceptable risk profile. The Remuneration Policy aims to reflect the input received from various stakeholders. It builds on remuneration principles and practices that have proven to be both fitting and effective for QIAGEN. The Supervisory Board ensures that the Policy and its implementation are linked to our objectives.
More than ever, the ambition for QIAGEN is to stay true to our mission of advancing molecular testing and helping us achieve our vision of making improvements in life possible. QIAGEN is a global leader in providing a differentiated portfolio of products and services used across the continuum from research in Life Sciences to clinical healthcare using novel diagnostics.
Founded in Germany in 1984, QIAGEN has grown by developing new solutions based on consumables kits, related instruments and bioinformatics to meet diverse and rapidly changing customer needs.
QIAGEN’s strategy is focused on innovation and sustainable value creation with an emphasis on increasing growth, efficiency, engagement and improving customer experience. To successfully develop and implement this strategy, we need to attract and retain highly trained employees at all levels, including executive management level. U.S. practices have been taken into consideration to set competitive remuneration levels given that a significant number of our leaders, other senior managers, customers, competitors and employees are in this country.
Remuneration principles
QIAGEN strongly believes in competitive remuneration as a precondition to attracting intrinsically motivated top talent throughout all levels of the organization. Furthermore, we believe in pay for performance to provide a shared focus on operational and strategic targets that are rewarded when they are achieved.
A system of corporate, team and individual performance incentives applies to all members of our global workforce. The percentage weighting toward corporate goals, and less for personal goals, shifts as job levels rise. Likewise, the variable portion of pay linked to performance as a share of total direct compensation increases with each job level, in line with greater responsibility and more significant impact on our results.
At the executive level, QIAGEN believes that pay for performance should primarily focus on long-term value creation for shareholders and other stakeholders. Short-term incentives are essential to highlight the operational targets that are a precondition to realizing our strategy, and were increased in 2021 as part of total remuneration for the Managing Board members.
Long-term incentives are considered to have the benefit of only being realized if QIAGEN is successful and also contribute to retention. These incentives represent the most significant element of the total remuneration, and are clearly aligned with our aim for long-term value creation for our shareholders.
The remuneration principles are simple, transparent and provide internal consistency. They help the Supervisory Board and Managing Board to maintain equitable internal pay ratios that support efficient talent recruitment and development and succession planning. The principles are ingrained in our culture, and have proven successful in attracting the global talent QIAGEN needs to successfully develop and implement a sustainable growth strategy.

Remuneration principles
Simple and transparent	Remuneration schemes are clear and practical
Compliant	Remuneration conforms to high governance standards
Aligned	Remuneration is true to our mission, vision and strategy, ensures internal pay consistency
Competitive	Remuneration is competitive and benchmarked to relevant peers
Performance-drive	Major portion of remuneration value is at risk
Long-term focus	Share-based incentives focused on sustainable long-term value creation

Support for Remuneration Policy
As a global company incorporated in the Netherlands, as well as having stock market listings in the U.S. and Germany, QIAGEN intends to fully comply with all applicable legal requirements and governance best practices. We engage on a regular basis with stakeholders on our policies and seek their feedback. Within QIAGEN, the policies for our employees are transparent and meet broad support from teams around the world. Key attributes include linking compensation for all employees to our performance and ensuring strong internal consistency.
The Compensation Committee monitors the developing views on compensation among shareholders and other stakeholders in Europe and the U.S., where QIAGEN seeks to attract and retain a significant share of leaders, senior executives and employees. The level of support in society for the Remuneration Policy is important for the Supervisory Board and has been taken into account in formulating the various elements. Due consideration has also been given to the level of support among the Company’s employees, and their pay and employment conditions. Based on feedback received from shareholders and employees, as well as the leading opinions expressed in public debate among stakeholders, the Supervisory Board feels confident that the Remuneration Policy will receive broad support.
Reference group benchmarking
The Remuneration Policy and overall remuneration levels offered to members of the Managing Board are benchmarked regularly against a selected group of reference companies to ensure overall competitiveness. These companies have been selected based on their market capitalization, complexity and scope of international activities, industries in which they are present, talent they compete for and data transparency.

Reference group composition
EUROPE	UNITED STATES
bioMerieux SA	Agilent Technologies, Inc.	Illumina, Inc.
Carl Zeiss Meditec AG	Avantor, Inc.	PerkinElmer, Inc.
DiaSorin S.p.A.	Bio-Rad Laboratories, Inc.	Waters Corporation
Eurofins Scientific SE	Bruker Corporation
Merck KGaA	Charles River Laboratories International, Inc.
Sartorius AG	Exact Sciences Corp.
Tecan Group Ltd.	Hologic, Inc.

The geographic composition of this reference group with U.S. companies reflects QIAGEN’s extensive and growing presence in this country, and that the vast majority of our direct competitors are located in this country. The U.S. also is an increasingly important source for leadership, senior management and employees, and this practice has proven successful in the past.
The median remuneration in this group serves as a reference level for total remuneration. The Supervisory Board may, after having obtained the advice of the Compensation Committee, decide to deviate from the median in setting remuneration depending on the experience, track record and specific situation of an individual considered for appointment to the Managing Board.
As part of its periodic review of remuneration practices and with due observance of the principles for composing the reference group composition set out above, the Supervisory Board may adjust the composition of this reference group in view of developments among various companies, such as for mergers or acquisitions.
Managing Board remuneration structure
Overview
Remuneration for Managing Board members consists of a combination of base salary, a short-term variable cash incentive (STIs) tied to the achievement of annual Financial Goals and Team Goals and a long-term incentive (LTIs) granted in share units that only vest after multiple years upon the achievement of predefined targets. In addition, Managing Board members can receive deferred compensation contributions and other benefits in line with market practice.
The remuneration package for Managing Board members is designed to have a significant portion of total compensation in variable awards. The value of these awards can differ substantially from year to year depending on actual performance. Within the variable component, the incentives for short-term operational performance have a lower weight than those for long-term incentives, which are aimed at delivering sustainable value creation for shareholders and other stakeholders.
The following tables outline remuneration elements for Managing Board members at target and maximum performance, in particular the relatively low level of base salary and high level of performance-based variable compensation:

Fixed remuneration
Base salary
QIAGEN aims to provide members of its Managing Board with a base salary that is consistent with internal pay levels. It is set below the median of the reference group to allow for a larger proportion of long-term incentives to underscore the performance-driven strategy of this Remuneration Policy. Base salary levels are reviewed annually, and any increase is expected to be in line with the general workforce.
Deferred compensation plans and other benefits
Managing Board members participate in deferred compensation, defined contribution and similar plans. A contribution of an amount equal to up to 25% of the amount of base salary can be made to these plans. Customary other benefits may be provided including insurance coverage, company vehicles, and legal and tax assistance, and tax amounts paid by the Company to authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements or similar benefits.
Variable remuneration
Short-Term Incentive (STIs)
Short-term incentives consist of an annual variable cash bonus award that is based upon the achievement of predetermined annual corporate and team performance goals that apply to all employees. The company-wide policy additionally provides for incentives on personal goals. The different sets of goals have their own opportunity:
• The weighted performance spread for the financial goals is 0% for less than minimum threshold achievement, 100% for full achievement and up to a maximum of 200% in case of overperformance. Financial Goals are set in accordance with the budget for the year, which is reviewed and approved by the Supervisory Board. They are adjusted in case of extraordinary events during the year that could not be foreseen at the time the budget was adopted, such as significant or extraordinary situations. These details will be disclosed in the Remuneration Report regarding the year in which they occurred.
• Team Goals are a set of annual cross-functional targets aimed at achieving QIAGEN’s strategy focused on innovation and sustainable value creation. The metrics for the Team Goals are often based on targets from multi-year plans. In the event of Team Goals with multiple components, the outcome can either be no achievement, partial achievement or full achievement. In the event of single goals, they are either fully met or not met. When all goals are fully met, including the single goals, a performance maximum of 120% of the target level may be paid out.
• Personal goals for Managing Board members can either be fully tied to the Team Goals or set on an individual basis by the Supervisory Board. In any case, payout is capped at 100% achievement, in line with the policy for all QIAGEN employees.
For Managing Board members, up to 110% of fixed remuneration can be paid out for full achievement of the targets. Overperformance can be rewarded up to a maximum 155%, while the payout is zero if a disclosed minimum threshold is not achieved. The actual target payout level will be set for each new Managing Board member by the Supervisory Board upon appointment and reviewed over time.
The Supervisory Board, upon the recommendation by the Compensation Committee, sets annual targets that are ambitious and quantifiable, along with the minimum and maximum performance levels and the methods to be used to determine whether the targets set are met, for the following metrics.

Financial Goals	Weight	Team Goals	Weight
Net sales	20%	Financial and non-financial targets:	50%
Adj. operating income	20%	- Accelerate organic growth
Adj. free cash flow	10%	- Deliver efficiency and effectiveness
		- Enhance growth with inorganic activities
		- Increase value as employer of choice to attract and retain top talent
		- Enhance customer experience
		- Improve EHS (Environment, Health, Safety)
Total weight at target	50%	Total weight at target	50%
As the actual target levels set each year are considered commercially sensitive, they will be published and accounted for ex post in the Remuneration Report regarding the year concerned.
Long-Term Incentive (LTIs)
Managing Board members are granted Long-Term Incentives (LTIs) on an annual basis in the form of Performance Share Units (PSUs). The value of the regular annual long-term incentive awards at the grant date (depreciated due to factors such as risk of forfeiture, the risk of failure to achieve QIAGEN’s long-term initiatives, and the length of the vesting terms) is 300% of fixed remuneration.
As part of the conditional grant of PSUs, the Supervisory Board, on recommendation of the Compensation Committee, sets ambitious and quantifiable targets with maximum performance levels for two target categories with equal weight. These categories are sales growth and adjusted operating income margin.
These two targets are key financial metrics that reflect the profitable growth vital to QIAGEN’s strategy. In line with the reference companies noted in this Remuneration Policy, QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. Details on these results can be found in QIAGEN’s quarterly reports at www.qiagen.com.
The predefined LTI targets will be published upon grant in the “Outlook” section of the Remuneration Report and will be fully accounted for upon vesting.
Vesting of these PSUs is subject to achievement levels for the two predefined performance targets over a three-year period. If the performance targets are fully met, all granted PSUs will vest. In case of overperformance, up to two times the granted PSUs may vest. No PSUs will vest if the disclosed minimum threshold performance levels are not achieved.

LTI targets	Weight	Grant value (Of fixed remuneration)	Maximum opportunity
Net sales (In $ million CER)	50%	Up to 150%	2x shares granted
Adjusted operating income margin (% of sales)	50%	Up to 150%	2x shares granted
Total	100%	Up to 300%	2x total shares granted

Given the dynamic business and economic conditions during 2021 due to the COVID-19 pandemic, the Supervisory Board has decided to implement a one-year performance period for 2021 instead of a three-year performance period. For this year, targets for net sales and adjusted operation income will be given in absolute U.S. dollar amounts. Cliff vesting will occur three years after the grant date.
Starting in 2022, the performance measurement period for the grant in 2022, and for subsequent years, will be on a rolling three-year basis.
Shareholding requirement
QIAGEN’s remuneration practice has been to grant a large majority of total remuneration in the form of variable elements, and the vast majority of this amount in the form of share-based compensation to ensure alignment with the long-term interests of shareholders. This is underpinned by a long-standing requirement to hold a significant amount of shares in QIAGEN. Under the policy, Managing Board members must build up a shareholding equal in value to five times their annual net base salary (after taxes) within four years of their first appointment. This very high level ensures that Managing Board members hold shares beyond a five-year lock-up period.

Fairness test and adjustments
As QIAGEN operates in an industry subject to dynamic trends and intense competition for talent, the Supervisory Board has a duty to review the fairness of variable compensation payouts in view of results. When results as calculated under the Remuneration Policy are not reasonable or considered fair under the prevailing circumstances, the Supervisory Board can use its discretionary authority to adjust payouts upwards or downwards. Any deviations are to be explained in the Remuneration Report for the period concerned.
Contract terms
Term and termination
Members of the Managing Board are appointed on a one-year service contract, which is aligned with the annual appointment of the Managing Board members by the AGM. Upon reappointment, the contract is automatically extended for the same term as outlined in the re-appointment term, and ends by operation of law at the end of the term of appointment.
The contracts of the Managing Board members can be orderly terminated by the Managing Board member at any time with six months’ notice and by the Company with three months’ notice. In case of dismissal without cause or resignation by mutual agreement, the Supervisory Board may determine a suitable severance payment that will not exceed the annual base salary. Legacy contracts will be honored. The agreements of Managing Board members with QIAGEN affiliates in jurisdictions outside the Netherlands may have different notice or severance conditions.
Change of control
In the event of a change of control, Managing Board members who choose to resign may receive a payment up to a maximum of one time annual base salary. The vesting of PSU awards for which the performance period is incomplete will be at 100% of all shares conditionally granted. QIAGEN believes this approach is in line with international standards, in particular in the U.S. and Germany. Legacy contracts will be honored.
Clawback provisions
The Supervisory Board has the right to recover variable remuneration from Managing Board members based on its statutory powers in case of a payment based on incorrect information in respect of target performance, material financial restatement or individual gross misconduct. Any value adjustment or clawback is at the discretion of the Supervisory Board. It will be accounted for in the Remuneration Report regarding the year concerned.
Loans
Managing Board members are not eligible for any loans.
Decision-making process
Overview
Under the Shareholders Rights Directive II, a Remuneration Policy for the Managing Board is to be submitted to the AGM for adoption at least once every four years, where it requires at least 75% approval of the votes present. Under approval by the full Supervisory Board, the Policy is prepared by the Compensation Committee and takes into consideration:
• Feedback received at the AGM and through shareholder engagement and the overall societal consensus.
• The company’s identity, mission, business strategy, as well as long-term interests and sustainability.
• The pay and employment conditions of employees.
When approved by the AGM, the Remuneration Policy will be published without delay in the Investor Relations section of QIAGEN’s website at www.qiagen.com. If a proposal is not approved, the existing Remuneration Policy will continue to apply, and the Supervisory Board shall submit a revised proposal to the next AGM.
Derogation
In the event of exceptional circumstances, the Supervisory Board may at its own discretion, upon recommendation of the Compensation Committee, decide to temporarily derogate from the Remuneration Policy. A derogation for exceptional circumstances covers situations in which it is necessary to serve the long-term interests and sustainability of the Company as a whole or to assure its viability. These can include, but are not limited to, provisions on base salary, variable remuneration and other contractual benefits as set out above to facilitate the recruitment or to secure new Managing Board members.
Upon attracting a member of the Managing Board from outside QIAGEN, the Supervisory Board may at its discretion, in addition to the other remuneration under this Remuneration Policy, offer a one-time compensation for variable remuneration rights lost at the previous employer by accepting the position at QIAGEN. Any such “sign-on bonus” will be accounted for in a summary of the contract to be submitted to the AGM voting on the nomination.
THE SUPERVISORY BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to item 12 – Remuneration of the Supervisory Board
Partial amendment of the Remuneration Policy with respect to the Supervisory Board (Item 12.a)
Over the past years, ESG has become an increasingly important topic for QIAGEN. Against the background of this development and in accordance with article 23.1 of the Company’s Articles of Association, the Supervisory Board has recently decided to extend the responsibilities of the Selection and Appointment Committee with responsibilities relating to environmental, social and corporate governance. In this context, the Selection and Appointment Committee has been renamed the Nomination and ESG Committee. The responsibilities of this committee are further described in the Supervisory Board Charter and the Nomination and ESG Committee Charter which can both be found on the Company’s website.
In connection with the expansion of the Nomination and ESG Committee’s responsibilities, it is proposed to increase the cash remuneration for the membership of this committee such that it matches the membership fee for the Compensation Committee, which was renamed in April 2021 as the Compensation and Human Resources Committee (i.e. an increase of the fee payable for the Chair of the Nomination and ESG Committee from $12,000 to $18,000, and an increase of the fee payable to every other member of the committee from $6,000 to $11,000, both on an annual basis).
A similar increase is proposed in respect of the cash remuneration for the membership of the Science and Technology Committee in view of the increasing time spent on this committee by its members.
As the committee membership fees are reflected in the Remuneration Policy in respect of the Supervisory Board (the “SB Remuneration Policy”), it is proposed to partially amend the SB Remuneration accordingly.
The Supervisory Board, at the recommendation of the Compensation and Human Resources Committee, therefore proposes to partially amend the SB Remuneration Policy to align the annual cash compensation of the members of the Nomination and ESG Committee and the Science and Technology Committee reflected therein with the compensation granted to the members of the Compensation and Human Resources Committee, effectively by replacing the first table reflected below (as currently included in the SB Remuneration Policy) with the second table reflected below (the policy after incorporation of this revision, the “Proposed SB Remuneration Policy”):
Current SB Remuneration Policy (extract)

–Fee payable to the Chair of the Compensation Committee	$ 18,000
–Fee payable to each other member of the Compensation Committee	$ 11,000
–Fee payable to the Chair of the Selection and Appointment Committee and other committees of the Supervisory Board	$ 12,000
–Fee payable to each other member of the Selection and Appointment Committee and other committees of the Supervisory Board	$ 6,000
Proposed change to SB Remuneration Policy

–Fee payable to the Chair of (i) the Compensation and Human Resources Committee, (ii) the Nomination and ESG Committee, and (iii) the Science and Technology Committee	$ 18,000
–Fee payable to the each other member of (i) the Compensation and Human Resources Committee, (ii) the Nomination and ESG Committee, and (iii) the Science and Technology Committee	$ 11,000
–Fee payable to the Chair of other committees of the Supervisory Board	$ 12,000
–Fee payable to each other member of other committees of the Supervisory Board	$ 6,000

The revisions reflected above are the only changes proposed to the SB Remuneration Policy, which was last adopted by the Company’s Annual General Meeting at the 2020 annual general meeting in accordance with the requirements under the Dutch legislation implementing the Shareholders Rights Directive II; the remainder of the SB Remuneration Policy remains in force in an unchanged manner. The proposal to amend the SB Remuneration Policy in accordance with the Proposed SB Remuneration Policy requires the affirmative vote of a majority of 75% of the votes cast at the Annual General Meeting. Since its adoption in 2020, no particular views have been expressed by shareholders and other stakeholders in respect of the SB Remuneration Policy.

If the Proposed SB Remuneration Policy will not be adopted, the currently applicable SB Remuneration Policy will remain in full force and effect. The proposal to partially amend the SB Remuneration Policy does not entail a proposal to fully restate the existing SB Remuneration Policy. Consequently, irrespective of whether this proposal will be adopted, in accordance with Dutch law, a revision of the SB Remuneration Policy will ultimately be put to a vote at the 2024 annual general meeting.
Determination of the remuneration of members of the Supervisory Board (Item 12.b)
Subject to Agenda Item 12.a being adopted, and at the proposal of the Company’s Compensation and Human Resources Committee, the shareholders of the Company are being asked to determine that the remuneration of the members of the Supervisory Board, effective as of January 1, 2021, will be equal to the remuneration as included in the Proposed SB Remuneration Policy.
THE SUPERVISORY BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR EACH OF THESE ITEMS. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 13—Reappointment of Auditor
The Supervisory Board approved a resolution to propose to the shareholders of the Company at the Annual General Meeting, and hereby does so propose, the reappointment of KPMG Accountants N.V. to audit the financial statements of the Company for the calendar year ending December 31, 2021. KPMG Accountants N.V. audited the Company’s financial statements for Calendar Year 2020.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 14—Extension of Certain Powers of the Supervisory Board
At our Annual General Meeting on June 30, 2020, the Supervisory Board was designated, for a period of eighteen (18) months, to:
a)issue a number of ordinary shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of fifty percent (50%) of shares issued and outstanding in the capital of the Company as at December 31, 2019 as included in the Annual Accounts for Calendar Year 2019;
b)restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights for such shares, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2019; and
c)solely for the purpose of strategic transactions such as mergers, acquisitions or strategic alliances, restrict or exclude the pre-emptive rights with respect to issuing additional ordinary shares or granting subscription rights for such shares, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2019.
The Managing Board and the Supervisory Board consider it in the best interest of the Company and its shareholders for the Supervisory Board to be able to react in a timely manner when certain opportunities arise that require issuance of our shares. For example, in the past, this designation has been used in relation to the issuance of convertible bonds because of the short window of opportunity for completing such transactions to maximize shareholder value.
Therefore, the Managing Board and the Supervisory Board believe it would be in the best interests of the Company and its shareholders to grant to the Supervisory Board the authority to issue QIAGEN Shares or financing preference shares, or to grant rights to subscribe for such shares, when such occasions occur, and to exclude the pre-emptive rights in situations where it is imperative to be able to act quickly, without having to obtain shareholder approval at an extraordinary general meeting of shareholders, which could take valuable time and may create disrupting market speculations. In addition, the authority to issue QIAGEN Shares may also be applied to meet the Company’s obligations under options, RSUs and PSUs awarded in accordance with applicable employee participation plans or the Company’s remuneration policies.
Notwithstanding the authorization of the Supervisory Board to issue shares as described herein, as a matter of Dutch law (Section 2:107a of the Dutch Civil Code), we must seek the approval of the general meeting of shareholder for resolutions of the Managing Board in respect of any transaction concerning a material change to the identity or the character of the Company or its business.
It is proposed to renew the current authorizations of the Supervisory Board to issue QIAGEN Shares and financing preference shares and to grant rights to subscribe for such shares as well as to restrict or exclude pre-emptive rights in connection therewith, with the same limits as the current authorizations, for a period of 18 months from the date of the Annual General Meeting (i.e., until December 29, 2022).
Designation of the Supervisory Board, for a period of 18 months from the date of the Annual General Meeting, as the body authorized to issue a number of ordinary shares and financing preference shares and grant rights to subscribe for such shares, up to a maximum of 50% of the Company’s issued and outstanding share capital as at December 31, 2020 (Item 14.a)
It is proposed to designate the Supervisory Board, for a period of 18 months from the date of the Annual General Meeting (i.e., until December 29, 2022), as the body authorized to issue a number of ordinary shares and financing preference shares in the capital of the Company and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of fifty percent (50%) of shares issued and outstanding in the capital of the Company as at December 31, 2020 as included in the Annual Accounts for Calendar Year 2020. The designation granted by the general meeting of shareholders held on June 30, 2020, will expire on adoption of this proposed resolution.
Designation of the Supervisory Board, for a period of 18 months from the date of the Annual General Meeting, as the body authorized to restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights for such shares, up to a maximum of 10% of the Company’s issued and outstanding share capital as at December 31, 2020 (Item 14.b)
In connection with the authorization of the Supervisory Board to issue shares and grant rights to subscribe for shares, it is proposed to also designate the Supervisory Board, for a period of 18 months from the date of the Annual General Meeting (i.e., until December 29, 2022), as the body authorized to restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights for such shares, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2020 as included in the Annual Accounts for Calendar Year 2020. The designation granted by the general meeting of shareholders held on June 30, 2020, will expire on adoption of this proposed resolution.
Designation of the Supervisory Board, for a period of 18 months from the date of the Annual General Meeting, as the body authorized to, in addition to the authorization under item 14.b and solely for the purpose of strategic transactions such as mergers, acquisitions or strategic alliances, restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights for such shares, up to an additional 10% of the Company’s issued and outstanding share capital as at December 31, 2020 (Item 14.c)
It is furthermore proposed to designate the Supervisory Board, for a period of 18 months from the date of the Annual General Meeting (i.e., until December 29, 2022), as the body authorized to, solely for the purpose of strategic transactions such as mergers, acquisitions or strategic alliances, restrict or exclude the pre-emptive rights with respect to issuing additional ordinary shares or granting subscription rights for such shares, the aggregate par value of such shares or subscription rights shall be up to an additional ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2020 as included in the Annual Accounts for Calendar Year 2020. The designation granted by the general meeting of shareholders held on June 30, 2020, will expire on adoption of this proposed resolution.
According to Dutch law and the Company’s Articles of Association, the proposal set forth under Item 14.a may be adopted by an affirmative vote of a simple majority of the votes cast at the Annual General Meeting. The proposals set forth under Items 14.b and 14.c require the affirmative vote of two-thirds of the votes cast at the Annual General Meeting if less than fifty percent (50%) of the Company’s issued share capital is represented at the Annual General Meeting. If fifty percent (50%) or more of the Company’s issued share capital is represented at the Annual General Meeting, the proposals set forth under Items 14.b and 14.c shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR EACH OF THESE ITEMS. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 15—Extension of Certain Powers of the Managing Board
Pursuant to Article 6 of the Company’s Articles of Association, the Managing Board shall have the power to cause the Company to acquire for consideration shares in the Company’s own share capital, if and in so far as the Managing Board has been authorized by the General Meeting of Shareholders for this purpose. The grant of such power to the Managing Board is typical for Dutch companies, and its approval is commonly included by such companies on the agenda for annual general meetings.
On June 30, 2020, the Managing Board was authorized by the General Meeting of Shareholders to, subject to the approval of the Supervisory Board and to the provisions of the Company’s Articles of Association and Section 2:98 of the Dutch Civil Code, cause the Company to acquire for consideration shares in the Company’s own share capital, up to a maximum of 10% of the Company’s issued share capital on the date of acquisition and provided that the Company or any subsidiary of the Company shall not hold more than ten percent (10%) of the Company’s issued share capital at any time. Such acquisition may occur at a price (i) with respect to QIAGEN Shares, at a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the higher of the average closing price of the QIAGEN Shares on the New York Stock Exchange or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase or (ii) with respect to preference and finance preference shares, at a price between one Euro cent (Euro 0.01) and three times the issuance price. This authorization is valid up to and including December 30, 2021.
The power to repurchase shares provides the Managing Board, subject to the approval of the Supervisory Board, with flexibility to repurchase shares for general corporate purposes and allows the Managing Board to return capital to the Company’s shareholders by repurchasing shares. In addition to being a means to return value to shareholders, repurchases of shares in the Company’s own share capital could be used by the Managing Board to streamline the Company’s investor base, demonstrate a commitment to the Company’s business and confidence in the long-term growth of the Company, provide increased liquidity for investors and cover obligations under the Company’s share-based compensation plans.
It is therefore proposed to renew this authorization and authorize the Managing Board, for a period of 18 months from the date of the Annual General Meeting (i.e., until December 29, 2022) and subject to the approval of the Supervisory Board and to the provisions of the Company’s Articles of Association and Section 2:98 of the Dutch Civil Code, to cause the Company to acquire, on a stock exchange or otherwise, for consideration shares in the Company’s own share capital, up to a maximum of 10% of the Company’s issued share capital on the date of acquisition and provided that the Company or any subsidiary of the Company shall not hold more than ten percent (10%) of the Company’s issued share capital at any time. Such acquisition may occur at a price (i) with respect to QIAGEN Shares, between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the higher of the average closing price of the QIAGEN Shares on the New York Stock Exchange or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase or, (ii) with respect to preference and finance preference shares, between one Euro cent (Euro 0.01) and three times the issuance price. The authorization granted by the general meeting of shareholders held on June 30, 2020, will expire on adoption of this proposed resolution.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 16—Amendment of the Company's Articles of Association in connection with changes to Dutch law
On July 1, 2021, the Dutch bill on management and supervision of legal entities (the “Bill”) will enter into force. This Bill requires the articles of association of Dutch public limited liability companies (N.V.’s), such as QIAGEN, to include provisions on the supervision of the company if all supervisory director positions are vacant or all supervisory directors are unable to act.
As QIAGEN’s Articles of Association do not yet contain a provision as referred to in the preceding paragraph, the Supervisory Board, in accordance with article 43.2 of the Company’s Articles of Association, proposes to amend the Articles of Association in order to align them with the requirements following from the Bill. The verbatim text of the proposed amendment to the Articles of Association is attached as Appendix I (in Dutch, followed by the unofficial English translation) and is also available on the Company’s website (https://corporate.qiagen.com/agm2021) and at the offices of the Company at Hulsterweg 82, 5912 PL Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company, LLC at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.
This proposal includes the authorization of each member of the Managing Board and each lawyer, (candidate) civil law notary and paralegal working at De Brauw Blackstone Westbroek N.V. to have the deed of amendment of the Articles of Association as referred to under Agenda Item 16 executed.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

COMMITTEES OF THE SUPERVISORY BOARD, MEETINGS AND
SHAREHOLDER COMMUNICATIONS TO THE BOARD

Meeting Attendance. During 2020, there were five (5) meetings of the Supervisory Board, and the various committees of the Supervisory Board met a total of twenty-one (21) times. No Supervisory Director attended fewer than seventy-five percent (75%) of the total number of meetings of the Supervisory Board and of committees of the Supervisory Board on which they served during the year.
Committees of the Supervisory Board. The Supervisory Board has established an Audit Committee, a Compensation Committee (renamed in 2021 as the Compensation and Human Resources Committee), a Selection and Appointment Committee (renamed in 2021 as the Nomination and ESG Committee) and a Science and Technology Committee from among its members and can establish other committees as deemed beneficial. The Supervisory Board has approved charters under which each of the committees operates. These charters are published on our website www.qiagen.com. The committees are comprised of the following members as of May 1, 2021:
_____________

(1) Mr. Bancel is not standing for reappointment to the Supervisory Board at the Annual General Meeting in June 2021 after having served ont he Supervisory Board since 2013.
(2) Dr. Haag joined the Audit Committee in January 2021.

We believe all of our Supervisory Directors meet the independence requirements set forth in the Dutch Corporate Governance Code (the “Dutch Code”). We further believe that all Supervisory Board Directors qualify as independent under the independence standards set forth in the New York Stock Exchange (the “NYSE”) Listed Company Manual. Pursuant to the NYSE rules, a majority of the Supervisory Directors must qualify as independent, as defined in the Rules.
Audit Committee. The Audit Committee currently consists of three members: Mr. Rosen (Chair), Dr. Haag and Ms. Tallett, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe all members of our Audit Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the NYSE Listed Company Manual. The Board has designated Mr. Rosen as an “audit committee financial expert” as defined in the U.S. Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002 and as determined in the Dutch Decree on Audit Committees (Besluit instelling audit committee). The Audit Committee performs a self-evaluation of its activities on an annual basis.
The Audit Committee’s primary duties and responsibilities include, among other things, to serve as an independent and objective party to monitor the Company’s accounting and financial reporting process and internal risk management, control and compliance systems. The Audit Committee also is directly responsible for proposing the external auditor to the Supervisory Board, which then proposes the appointment of the external auditor to the General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of the Company’s external auditor and for providing an open avenue of communication among the external auditor as well as the Management Board and the Supervisory Board. Our Internal Audit

department operates under the direct responsibility of the Audit Committee. Further, the Audit Committee is responsible to establish procedures to allow for the confidential and or anonymous submission by employees of concerns. Additionally, this includes the receipt, retention and treatment of submissions received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the external auditor and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the external auditor our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Börse. The Audit Committee reviews major financial risk exposures, pre-approves related-party transactions between the Company and members of the Supervisory Board or Managing Board, and reviews any legal matter including compliance topics that could have a significant impact on the financial statements. The Audit Committee met seven times in 2020 and met with the external auditor excluding members of the Managing Board in July and October 2020.
Compensation and Human Resources Committee (renamed in April 2021 from the Compensation Committee). The Compensation and Human Resources Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing Board to be adopted by the General Meeting, the preparation of a proposal concerning the individual compensation of Managing Board members to be adopted by the Supervisory Board and the preparation of the Remuneration Report on compensation policies for the Managing Board to be adopted by the Supervisory Board. The Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits. The Remuneration Report is a review of how the Remuneration Policy has been implemented in the most recent year and provides an outline of future changes proposed for the Remuneration Policy. The Remuneration Report is published on our website: www.qiagen.com. The Committee engages external consultants to ensure that the overall remuneration levels are benchmarked regularly, against a selected group of companies and key markets in which QIAGEN operates. The Committee currently consists of three members: Ms. Tallett (Chair), Mr. Rosen and Prof. Dr. Mardis. Members are appointed by the Supervisory Board and serve for a term of one year. This Committee met five times in 2020.
Nomination and ESG Committee (renamed in April 2021 from Selection and Appointment Committee). The Nomination and ESG Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of the Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board. Additionally, this Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board, reporting these results to the Supervisory Board. It also proposes the (re-) appointments of members of the Managing Board and Supervisory Board and supervises the policy of the Managing Board in relation to selection and appointment criteria for senior management at QIAGEN. The Committee currently consists of three members: Mr. Rosen (Chair), Dr. Colpan and Ms. Tallett. Members are appointed by the Supervisory Board and serve for a one-year term. This Committee met five times in 2020.
Science and Technology Committee. The Science and Technology Committee is primarily responsible for reviewing and monitoring Research & Development projects, programs, budgets, infrastructure management and overseeing the management risks related to QIAGEN’s portfolio and information technology platforms. The Committee provides understanding, clarification and validation about the fundamental technical basis of the QIAGEN’s businesses in order to enable the Supervisory Board to make informed strategic business decisions and vote on related matters, and to guide the Managing Board to ensure that powerful, global, world-class science is developed, practiced and leveraged to create shareholder value. The Committee currently consists of three members: Dr. Colpan (Chair), Prof. Dr. Levine and Prof. Dr. Mardis. Members are appointed by the Supervisory Board and serve for a term of one year. The Science and Technology Committee met four times in 2020.
Shareholder Communications to the Board. Shareholders who have questions or concerns should generally contact our Investor Relations department at +49-2103-29-11709 or ir@qiagen.com. However, any shareholders who wish to address questions regarding our business directly with the Supervisory Board, or any individual Supervisory Director, should direct questions in writing to the Chair of the Supervisory Board, QIAGEN N.V., Hulsterweg 82, 5912 PL Venlo, The Netherlands.

ADDITIONAL INFORMATION REGARDING COMPENSATION OF MANAGING DIRECTORS
The following section summarizes the remuneration for Managing Board members. More detailed information on the way our Remuneration Policy was executed in 2020 can be found in the Remuneration Report published in the Investor Relations section of our website (www.qiagen.com).
2020 was a dynamic year for QIAGEN. Our 5,600 colleagues worldwide responded rapidly and effectively to the increasing demands for our molecular testing solutions that have been essential in the response to the COVID-19 pandemic. The ability to address the urgent needs of customers around the world was due to the unparalleled efforts of our employees and resulted in a year of rapid growth and excellent results. In March 2020, QIAGEN received a takeover bid that in August was not accepted by our shareholders. QIAGEN has subsequently moved forward as a strong and viable independent company.
At the AGM in June 2020, the Remuneration Policy for the Managing Board was submitted to shareholders for adoption. This proposal did not receive the required support, and the advisory vote on the Remuneration Report was negative. QIAGEN received feedback from shareholders and proxy agencies on the reason for the votes against the policy and report. It centered on two main issues: firstly, more transparency on short-term incentive award levels, target metrics and target setting and secondly, a change in policies going forward for severance and change-of-control arrangements. QIAGEN has worked to address these issues as well as other observations in the updated Remuneration Policy proposal for the Managing Board, which is being submitted to shareholders for approval at the AGM in June 2021.
The current Remuneration Policy, as well as the proposed changes, are intended to fully comply with relevant legislation and governance best practices. They build on principles and practices that have proven to be effective for QIAGEN and are modified as appropriate to take into account current practices and shareholder feedback. The Supervisory Board ensures that the policies and their implementation are linked to our company objectives, both short and long-term.
QIAGEN’s strategy is founded on innovation and sustainable value creation leading to growth, efficiency, engagement and improved customer experience. To successfully develop and implement this strategy, we need to attract and retain highly trained employees at all levels, including executive management. U.S. practices have been taken into consideration in setting competitive remuneration levels given that a significant number of our leaders, customers, competitors and employees are based in this country.
The Remuneration Report outlines the application in 2020 of the current Remuneration Policy of the Managing Board, which was last adopted by the AGM in 2014. As requested, it provides a higher level of transparency and more detailed explanations, specifically focused on performance metrics, target levels, maximum opportunity and actual payout levels.
The Compensation Committee actively sought stakeholder engagement during 2020 and will continue to do so in the future. The level of support from our stakeholders for the remuneration policies that QIAGEN applies is important to the Supervisory Board and has been taken into account in the updated policy proposal.
Remuneration for Managing Board members consists of a combination of base salary, a variable Short-Term Incentive (STIs) in the form of cash tied to the achievement of annual performance goals and a Long-Term Incentive (LTIs) granted in share units that only vest after multiple years upon the achievement of predefined targets. In addition, Managing Board members can receive deferred compensation arrangements and other benefits in line with market practice.
The remuneration package for Managing Board members is designed to have a significant portion of the total remuneration be paid in variable awards. The amount of these variable awards can differ substantially from year to year depending on actual performance. Within the variable component, the incentives for short-term operational performance have a lower weight than the long-term incentives, which are aimed at delivering sustainable value creation for QIAGEN’s shareholders and other stakeholders. This is achieved by strongly linking long-term compensation through equity with the outcomes for shareholders in terms of share price appreciation.
The remuneration of the Managing Board in 2020 is based upon and complies with the Remuneration Policy for the Managing Board, as approved by shareholders in 2014. It includes any remuneration granted by any consolidated subsidiary.
The remuneration of the Managing Board is composed as reflected in the table below and is based on incurred accounting expenses in 2020 for the cash components and on the value of shares that vested in 2020 for the LTI component and for this reason the table below is provided in addition to the remuneration information provided in the 2020 Annual Report:

In $ '000s (1)	Fixed remuneration			Variable remuneration			Proportion of fixed and variable remuneration including share-based award expense
Managing Board member	Base salary	Deferred compensation	Other benefits (2)	Short-term incentives	Long-term incentives	Total remuneration (4)

Thierry Bernard (3) Chief Executive Officer	900	90	18	1,492	721	3,221	0.31 / 0.69
Roland Sackers Chief Financial Officer	571	77	41	366	3,209	4,264	0.16 / 0.84
Total Managing Board	1,471	167	59	1,858	3,930	7,485	0.23 / 0.77
  ____________________
(1) The salary of Mr. Bernard is set in U.S. dollars. The salary of Mr. Sackers is set in euros and subject to fluctuation of exchange rates when reported in U.S. dollars.
(2) Includes other benefits such as car lease and reimbursed personal expenses. Does not include tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.
(3) Remuneration for Mr. Bernard is based on the full year 2020 in his capacity as interim Chief Executive Officer, Head of the Molecular Diagnostics Business Area, until his appointment as CEO in March 2020 and appoint on June 30, 2020, as Managing Director.
(4) For disclosures in line with IFRS reporting requirements, which are accrual-based over earning/performance periods and partly depend on estimations/assumptions, see Footnote 24 "Related Party Transactions" to the Consolidated Financial Statements on page 49.

UNOFFICIAL ENGLISH TRANSLATION
DEED OF AMENDMENT
ARTICLES OF ASSOCIATION
QIAGEN N.V.

On the [●] day of [●] two thousand and [●] appeared before me, [●] civil law notary in Amsterdam:
[●]
The person appearing before me declares that on the twenty-ninth day of June two thousand and twenty-one the general meeting of the public limited liability company: QIAGEN N.V., with seat in Venlo, the Netherlands, address at Hulsterweg 82, 5912 PL Venlo, the Netherlands and Trade Register number 12036979 (the "Company"), resolved to amend the Company's articles of association as well as to authorise the person appearing to execute this deed. In order to implement these resolutions, the person appearing before me declares to amend the Company's articles of association as follows:
I. The current Article 20 will be renumbered Article 20, paragraph 1, and a new paragraph 2 will be added to Article 20, which will read as follows:
20.2. In case a supervisory director is "belet of ontstent" (prevented from acting), the remaining supervisory directors or supervisory director shall temporarily be responsible for the supervision, notwithstanding article 22, paragraph 2. In case all supervisory directors are prevented from acting, the managing board shall designate one or more temporary supervisory directors who shall then take the necessary measures to make a definitive arrangement.
A document in evidence of the resolutions, referred to in the head of this deed, is attached to this deed.
The original copy of this deed was executed in Amsterdam, on the date mentioned at the top of this deed. I summarised and explained the substance of the deed. The individual appearing before me confirmed having taken note of the deed's contents and having agreed to a limited reading of the deed. I then read out those parts of the deed that the law requires. Immediately after this, the individual appearing before me, who is known to me, and I signed the deed.

BENEFICIAL SHAREHOLDER QUESTION FORM

QIAGEN N.V.
Annual General Meeting of Shareholders
June 29, 2021

The undersigned, beneficial holder of _____________ registered shares of QIAGEN N.V. (the “Company”), hereby submits to the Company the questions set out in the document attached to this form relating to the items on the agenda on the Annual General Meeting of Shareholders of the Company to be held on Tuesday, June 29, 2021 at 15:00 Amsterdam time / 09:00 am New York time, as a virtual meeting.

The undersigned beneficial shareholder acknowledges that he/she/it can only exercise the right to submit questions ahead of the Annual General Meeting, if he/she/it is a beneficial shareholder as of the close of business (05:00 p.m. New York time / 23:00 Frankfurt am Main time) on Tuesday June 1, 2021, the record date for the Annual General Meeting, which must be evidenced by the legal proxy referred to under 'Documents to be attached to this form'.

In witness whereof the undersigned has duly executed this form/caused this form to be duly executed by its authorized officers at ___________________________this ____ day of ____________, 2021.

_______________________________________________________________
(Signature of beneficial shareholder)

_______________________________________________________________
(Signature of beneficial shareholder)

_______________________________________________________________
(Print full name of beneficial shareholder(s))

_______________________________________________________________
(Email address)*

If the shares are held jointly, each beneficial holder must sign.

This notification must be received no later than 9:00 a.m. New York time / 15:00 Amsterdam time on Saturday June 26, 2021 at agm2020@qiagen.com.

Documents to be attached to this form:
–Legal proxy from your broker, bank or other nominee regarding the shares held on the record date for the Annual General Meeting.
–Document setting out the questions regarding the items on the agenda of the Annual General Meeting.

____________________
* Login details will be sent to this email address allowing the shareholder to submit follow-up questions during the Annual General Meeting.

REGISTERED SHAREHOLDER QUESTION FORM

QIAGEN N.V.
Annual General Meeting of Shareholders
June 29, 2021

The undersigned, holder of _____________ registered shares of QIAGEN N.V. (the “Company”), hereby submits to the Company the questions set out in the document attached to this form relating to the items on the agenda of the Annual General Meeting of Shareholders of the Company to be held on Tuesday, June 39, 2021 at 15:00 Amsterdam time / 09:00 a.m. New York time, as a virtual meeting.

The undersigned beneficial shareholder acknowledges that he/she/it can only exercise the right to submit questions ahead of the Annual General Meeting for the shares registered in the Company's shareholders register in his/her/its name as of the close of business (05:00 p.m. New York time / 23:00 Frankfurt am Main time) on Tuesday June 1, 2021, the record date for the Annual General Meeting.

In witness whereof the undersigned has duly executed this form/caused this form to be duly executed by its authorized officers at ___________________________this ____ day of ____________, 2021.

_______________________________________________________________
(Signature of registered shareholder)

_______________________________________________________________
(Signature of registered shareholder)

_______________________________________________________________
(Print full name of registered shareholder(s))

_______________________________________________________________
(Email address)*

If the shares are held jointly, each registered holder must sign.

This notification must be received no later than 9:00 a.m. New York time / 15:00 Amsterdam time on Saturday June 26, 2021 at agm2020@qiagen.com.

The document setting out the questions regarding the items on the agenda of the Annual General Meeting must be attached to this form.

________________________
* Login details will be sent to this email address allowing the shareholder to submit follow-up questions during the Annual General Meeting.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

QIAGEN N.V.

June 29, 2021

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, 2020 Annual Report and copies of other documentation related to the Annual General Meeting are available at https://corporate.qiagen.com/agm2021

Please sign, date and mail your proxy card in the envelope provided as soon as possible.
The proxy card must be received no later than 5 p.m. (New York Time) on June 24, 2021 for your vote to count.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

b. Mr. Thomas Ebeling ☐ ☐ ☐

c. Dr. Toralf Haag ☐ ☐ ☐

d. Prof. Dr. Ross L. Levine ☐ ☐ ☐

e. Prof. Dr. Elaine Mardis ☐ ☐ ☐

f. Mr. Lawrence A. Rosen ☐ ☐ ☐

g. Ms. Elizabeth E. Tallett ☐ ☐ ☐

a. Mr. Thierry Bernard ☐ ☐ ☐

b. Mr. Roland Sackers ☐ ☐ ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR AND IN FAVOR OF THE PROPOSALS SET FORTH HEREIN UNLESS A CONTRARY SPECIFICATION IS MADE.

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

QIAGEN N.V.

THIS PROXY IS SOLICITED ON BEHALF OF
THE MANAGING BOARD AND SUPERVISORY BOARD

THE UNDERSIGNED hereby appoints an independent attorney, Mr. Christoph Rieckmann of Linklaters LLP, and each attorney employed by Linklaters LLP, or either of them individually and each of them with full power of substitution, as proxies to vote for and on behalf of the undersigned in respect of the Annual General Meeting of Shareholders of QIAGEN N.V. (the "Company") to be held on Tuesday, June 29, 2021 at 03:00 p.m. (Amsterdam time) as a virtual meeting, upon and with respect to all QIAGEN Shares to which the undersigned would be entitled to vote and act if personally present. The undersigned hereby directs the proxies to vote in accordance with their judgment on any matters which may properly come before the meeting, all as indicated in the Notice of the meeting, receipt of which is hereby acknowledged, and to act on the following voting matters set forth in such Notice as specified by the undersigned.

If no direction is given, this proxy will be voted FOR election of the Managing Directors and Supervisory Directors and FOR Proposals 1, 2, 3, 4, 7, 8, 9, 10, 11 and 12.

(Continued and to be signed on the reverse side.)

1.1 14475

2021 Voting Results
Voting Results of the Annual General Meeting of Shareholders of QIAGEN N.V.

QIAGEN’s Annual General Meeting of Shareholders (the “Annual Meeting”) was held on June 29, 2021. The following actions were taken at the Annual Meeting:

1.Opening (no voting item)
2.Managing Board Report for the year ended December 31, 2020 ("Calendar Year 2020") (no voting item)
3.Supervisory Board Report on the Company's Annual Accounts (the "Annual Accounts") for Calendar Year 2020 (no voting item)
4.Proposal to adopt the Annual Accounts of QIAGEN N.V. (the "Company") for the Calendar Year 2020 was approved

	Votes for	Votes against	Votes abstain
Number of shares	179,790,530	26,642	473,141
Percentage	99.99%	0.01%	—
5.Proposal to cast a favorable non-binding advisory vote in respect of the Remuneration Report 2020

	Votes for	Votes against	Votes abstain
Number of shares	57,972,768	122,155,504	162,041
Percentage	32.18%	67.82%	—
6.Reservation and dividend policy (no voting item)
7.Proposal to discharge from liability the Managing Directors for the performance of their duties during Calendar Year 2020 was approved

	Votes for	Votes against	Votes abstain
Number of shares	175,145,115	4,522,792	622,406
Percentage	97.48%	2.52%	—
8.Proposal to discharge from liability the Supervisory Directors for the performance of their duties during Calendar Year 2020 was approved

	Votes for	Votes against	Votes abstain
Number of shares	175,239,054	4,498,247	553,012
Percentage	97.50%	2.50%	—
9a.Proposal to reappoint Dr. Metin Colpan as a Supervisory Director of the Company for a term running up to and including the Annual General Meeting in 2022 was approved

	Votes for	Votes against	Votes abstain
Number of shares	173,244,751	6,513,821	531,741
Percentage	96.38%	3.62%	—
9b.Proposal to reappoint Mr. Thomas Ebeling as a Supervisory Director of the Company for a term running up to and including the Annual General Meeting in 2022 was approved

	Votes for	Votes against	Votes abstain
Number of shares	176,274,583	1,438,485	2,577,245
Percentage	99.19%	0.81%	—
9c.Proposal to reappoint Dr. Toralf Haag as a Supervisory Director of the Company for a term running up to and including the Annual General Meeting in 2022 was approved

	Votes for	Votes against	Votes abstain
Number of shares	176,344,364	1,368,753	2,577,196
Percentage	99.23%	0.77%	—
9d.Proposal to reappoint Prof. Dr. Ross L. Levine as a Supervisory Director of the Company for a term running up to and including the Annual General Meeting in 2022 was approved

	Votes for	Votes against	Votes abstain
Number of shares	175,133,196	4,751,700	405,417
Percentage	97.36%	2.64%	—
9e.Proposal to reappoint Dr. Elaine Mardis as a Supervisory Director of the Company for a term running up to and including the Annual General Meeting in 2022 was approved

	Votes for	Votes against	Votes abstain
Number of shares	172,065,881	7,819,130	405,302
Percentage	95.65%	4.35%	—
9f.Proposal to reappoint Mr. Lawrence A. Rosen as a Supervisory Director of the Company for a term running up to and including the Annual General Meeting in 2022 was approved

	Votes for	Votes against	Votes abstain
Number of shares	150,423,350	29,412,343	454,620
Percentage	83.64%	16.36%	—
9g.Proposal to reappoint Ms. Elizabeth E. Tallett as a Supervisory Director of the Company for a term running up to and including the Annual General Meeting in 2022 was approved

	Votes for	Votes against	Votes abstain
Number of shares	111,442,622	68,441,898	405,793
Percentage	61.95%	38.05%	—
10a.Proposal to reappoint Mr. Thierry Bernard as a Managing Director of the Company for a term running up to and including the Annual General Meeting in 2022 was approved

	Votes for	Votes against	Votes abstain
Number of shares	177,152,521	3,118,574	19,218
Percentage	98.27%	1.73%	—
10b.Proposal to reappoint Mr. Roland Sackers as a Managing Director of the Company for a term running up to and including the Annual General Meeting in 2022 was approved

	Votes for	Votes against	Votes abstain
Number of shares	180,183,132	17,719	89,462
Percentage	99.99%	0.01%	—
11.Proposal to adopt the Remuneration Policy with respect to the Managing Board was approved

	Votes for	Votes against	Votes abstain
Number of shares	138,381,955	41,388,801	519,557
Percentage	76.98%	23.02%	—
12a.Proposal to adopt the partial amendment of the Remuneration Policy with respect to the Supervisory Board was approved

	Votes for	Votes against	Votes abstain
Number of shares	159,610,476	20,462,931	216,906
Percentage	88.64%	11.36%	—
12b.Proposal to determine the remuneration of the members of the Supervisory Board was approved

	Votes for	Votes against	Votes abstain
Number of shares	159,607,498	20,638,410	44,405
Percentage	88.55%	11.45%	—
13.Proposal to reappoint KPMG Accountants N.V. as auditors of the Company for the calendar year ending December 31, 2021 was approved

	Votes for	Votes against	Votes abstain
Number of shares	180,116,238	44,032	130,043
Percentage	99.98%	0.02%	—
14a.Proposal to authorize the Supervisory Board, until December 29, 2022 to issue a number of ordinary shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of fifty percent (50%) of shares issued and outstanding in the capital of the Company as at December 31, 2020 as included in the Annual Accounts for Calendar Year 2020 was approved

	Votes for	Votes against	Votes abstain
Number of shares	158,421,860	21,821,257	47,196
Percentage	87.89%	12.11%	—
14b.Proposal to authorize the Supervisory Board, until December 29, 2022 to restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2020 was approved

	Votes for	Votes against	Votes abstain
Number of shares	172,026,105	8,219,004	45,204
Percentage	95.44%	4.56%	—
14c.Proposal to authorize the Supervisory Board, until December 29, 2022 solely for the purpose of strategic transactions such as mergers, acquisitions or strategic alliances to restrict or exclude the pre-emptive rights with respect to issuing additional ordinary shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2020

	Votes for	Votes against	Votes abstain
Number of shares	62,242,929	118,005,494	41,890
Percentage	34.53%	65.47%	—

15.Proposal to authorize the Managing Board, until December 29, 2020, to acquire shares in the Company's own share capital was approved

	Votes for	Votes against	Votes abstain
Number of shares	179,869,089	236,411	184,813
Percentage	99.87%	0.13%	—
16.Proposal to resolve upon the amendment of the Company's Articles of Association in connection with changes to Dutch law was approved

	Votes for	Votes against	Votes abstain
Number of shares	180,273,400	4,048	12,865
Percentage	100.00%	0.00%	—
17.Questions (no voting item)
18.Closing (no voting item)

QIAGEN N.V.

QIAGEN
QIAstat-Dx® Respiratory
SARS-CoV-2 Panel
MAT 1121182
LOT 200218
SN 402181886
2021-05-11
IVD
CE
25°C
15°C
QIAGEN GmbH, QIAGEN Strasse 1, 40724 Hilden,
GERMANY, Tel: +49-2103-29-0
Product of Spain

2020

IFRS ANNUAL REPORT

Sample to Insight

QIAGEN

QIAGEN N.V.

Report of the Supervisory Board

Dear Stakeholders:
It is hard to imagine a larger and more dramatic challenge in our lifetime than what all of us are facing due to the coronavirus pandemic. It is also clear that 2020 was a year quite unlike any other for QIAGEN.
Our QIAGENers – more than 5,600 employees worldwide – have stepped up to the tremendous challenges of these times. We took steps to protect our associates as our highest priority, especially for those on the front lines working closely with our customers in laboratories and hospitals around the world. It is with our deepest gratitude that we were able to support them in delivering critical solutions that have been essential in the fight against this pandemic. This included developing more than 10 new solutions for COVID-19 testing, while also significantly ramping up manufacturing capacity at our key sites in Germany and the United States. The contributions of QIAGEN to society have never been more critical. All of this is being done with an overriding commitment to achieve our vision of helping to make improvements in life possible.
We would like to thank our shareholders, customers, business partners and other stakeholders for honoring QIAGEN with their continued collaboration and trust.
2020: A year of very strong results
QIAGEN delivered very strong results in 2020, supported by the demand for COVID-19 testing as well as improving sequential quarterly trends in our non-COVID product groups as the year progressed. We agree with our leadership team that QIAGEN is COVID-19 relevant, but not COVID-19 dependent.
QIAGEN exceeded our earnings and growth forecasts – which were repeatedly raised during the course of the year – for dynamic growth in net sales and adjusted earnings per share. (Adjusted EPS excludes purchased intangibles amortization, long-lived asset impairments and other items such as business integration, acquisition-related costs, litigation costs and restructuring.) We also generated significant benefits from the strategic initiative launched in 2019 to reallocate resources to support business expansion in our strategic growth areas.
Moving forward after tender offer outcome
As you know, the voluntary public takeover offer during 2020 by Thermo Fisher Scientific, Inc. did not achieve the minimum acceptance threshold from QIAGEN shareholders. From the time the proposal was announced in March through to the outcome in August, the magnitude and duration of the coronavirus pandemic have proven the increasingly critical importance of molecular testing to society, and also significantly improved QIAGEN’s business prospects.
Our Managing Board members – Thierry Bernard, who was appointed Chief Executive Officer in early 2020 after serving on an interim basis since October 2019, and Roland Sackers, our long-standing Chief Financial Officer – along with our Executive Committee members subsequently announced that QIAGEN will continue to execute a successful growth strategy as an independent company aiming to create significant value for shareholders and other stakeholders.
The anchor of this strategy is our focus on five pillars of growth. These are all product portfolio areas addressing markets with significant growth potential and ones in which QIAGEN can achieve/maintain a leadership position: (1) Sample Technologies used to isolate nucleic acids from biological samples, (2) the QuantiFERON technology used to measure immune response in patients to diagnose life-threatening diseases such as latent tuberculosis (TB), (3) the automated clinical PCR testing platform NeuMoDx, (4) the QIAstat-Dx solution used for syndromic testing, and (5) the QIAcuity series of digital PCR platforms. We are also supporting our leadership team in developing QIAGEN’s corporate culture as a new program called EMPOWER is implemented to enhance and strengthen a culture of greater accountability and agility with the organization.
My colleagues and I in the Supervisory Board have fully endorsed this strategy and look forward to working with our Managing Board members on the implementation. QIAGEN is moving forward from a position of strength with robust growth prospects, anchored by a differentiated portfolio and multiple new product launches in the pipeline. As we focus on greater value creation, QIAGEN has a disciplined capital allocation policy anchored by a healthy balance sheet to support investment in our business along with a commitment to increasing returns to shareholders.
Change in Supervisory leadership and new members
As is the case every year, the Supervisory Board carries out a review process as part of best-practice governance procedures. This process in 2020 came amid the leadership of the Supervisory Board transitioning in August 2020 with my appointment as the new Chair. This came after Dr. Håkan Björklund decided to step down as Chair and as a member of the Supervisory Board. On behalf of my colleagues in the Supervisory Board, I would like to thank Dr. Björklund for his contributions to QIAGEN during his time on the Board and wish him all the best in his future endeavors.

The review process for 2020 included a focus on the composition of the Supervisory Board and also the outcome of the tender offer for QIAGEN that did not receive sufficient shareholder approval. This review process also included extensive discussions with our top shareholders and other stakeholders. We intend to continue these discussions in the future as part of our commitment to pursue the highest level of excellence in corporate governance.
As one of the outcomes of this review, we decided to further complement and enhance the Supervisory Board’s already extensive experience in Life Sciences and diagnostics. This led to the appointment of two leading international healthcare executives as new Supervisory Board members in recent months:
•Dr. Toralf Haag (appointed in January 2021) has served since October 2018 as Chairman of the Corporate Board of Management of Voith GmbH & Co. KGaA, a global technology company in Germany with more than EUR 4 billion in annual sales and over 19,000 employees. Before joining Voith in October 2016 as Chief Financial Officer, he served for more than 11 years as CFO and Member of the Executive Committee of Lonza Group AG.

•Thomas Ebeling (appointed in February 2021) has been an advisor in recent years to various businesses after having served as the CEO of the publicly-listed German media group ProSiebenSat.1 Media from 2009 to 2018. Prior to that, he worked for the global healthcare company Novartis from 1997 to 2008, including roles as CEO of Novartis Pharmaceuticals and also as CEO of Novartis Consumer Health.
The target profile of the Supervisory Board can be found on QIAGEN’s website, as well as in the Governance section of this Annual Report. The current composition fully complies with this profile. Further information on the individual members of the Supervisory Board, such as gender, age, nationality and other positions relevant to the performance of their duties as Supervisor Board member, date of initial appointment and current term of office is set forth in the Corporate Governance and Compensation overview and on our website at www.qiagen.com.
The Supervisory Board considers all members of the Supervisory Board to fulfill the independence criteria as defined by the Dutch Corporate Governance Code.
Commitment to sustainability
The actions of our leaders during 2020 and the response to the pandemic have brought scrutiny to what we do at QIAGEN as well as how we do it. Indeed, how we operate as a company is driven above all by operating in a sustainable way. This commitment includes reviewing our activities in terms of ESG – Environment, Social and Governance – perspectives.
QIAGEN has been implementing programs to reduce its environmental footprint. In 2019 we pledged to reduce our emissions in line with a 1.5-degree Celsius climate target as laid out by the 2015 Paris Agreement. We have made good headway in 2020, with a reduction of 9.4% in scope 1 and 2 greenhouse gas (GHG) emissions and a reduction in business travel emissions of 81.8% compared to 2019 (the latter, in part due to the impact of COVID-19). We also far exceeded our 2020 goal to decrease plastic transportation packaging material by 3% below 2019. Our new goal for 2021 is to reduce by 9% below 2020 levels.
Additionally, QIAGEN has a commitment to developing a diverse and inclusive culture. This is paramount for our success, and driven by creating a leadership team with a broad range of backgrounds, experience, skills and capabilities.
In nominating candidates for leadership roles, QIAGEN is committed to increasing diversity while pursuing individuals to join QIAGEN with a unique blend of scientific and commercial expertise and experience that will contribute to our future business success. Management development programs support the career advancement of leaders regardless of gender and other factors. As a result, a number of women are in key leadership roles around the world at QIAGEN, with over 30% of its management roles currently held by women. In line with this commitment, the Supervisory Board has had at least two women as members since 2011 and continues to take diversity into account when proposing members for election or re-election without compromising QIAGEN’s commitment to hiring the best individuals for positions without any discrimination.
In terms of governance, the Managing Board currently has two members, so achieving a diversity goal as measured solely by a percentage of overall membership is not foreseen in the near future. At the same time, QIAGEN has significantly increased the diversity of its senior leadership team and will continue to do so in the future. Our commitment remains as strong as ever to creating a diverse and inclusive environment for our employees.
Supervisory Board discussions during 2020
In accordance with the Dutch Corporate Governance Code, the Supervisory Board devoted considerable time to discussing, monitoring and assessing QIAGEN's corporate strategy and its implementation, main risks and opportunities and the annual Management Board assessment of the design and effectiveness of internal risk management and control systems as well as any significant changes in them.

The Supervisory Board had five regular meetings and multiple ad-hoc meetings during 2020 that were held with the attendance of the members of the Managing Board. The Supervisory Board also met to review and discuss agenda items in the absence of the Managing Board members, such as performance and strategy as well as to discuss compensation matters.
All members of the Supervisory Board had adequate time available to give sufficient attention to the Company.
Committees of the Supervisory Board
The Supervisory Board has established the following committees:
•Audit Committee met seven times in 2020. The current members are Mr. Rosen (Chair), Elizabeth E. Tallett) and Dr. Haag.
•Compensation Committee met five times in 2020. The current members are Ms. Tallett (Chair), Prof. Dr. Elaine Mardis and Mr. Rosen.
•Selection and Appointment Committee met five times in 2020. The current members are Mr. Rosen (Chair), Dr. Metin Colpan and Ms. Tallett.
•Science and Technology Committee met four times in 2020. The current members Dr. Metin Colpan (Chair), Prof. Dr. Ross Levine and Prof. Dr. Mardis.
The Supervisory Board reserves the right to establish other committees as deemed beneficial, and has approved charters under which each of these committees operates. Charters are available on our website at www.qiagen.com.

The deliberations and findings of the committees were reported by the committee chairs to the Supervisory Board in its meetings on a regular basis. All committee members attended all committee meetings in 2020 physically, by video conference or by phone.

Further detailed information on the composition of the Supervisory Board and its committees, the number of committee meetings held in 2020 and the main topics of discussion, the remuneration of its members, as well as other information on the Supervisory Board, can be found in the Corporate Governance and Compensation overview, which is an integral part of this Annual Report.

Evaluation

The Supervisory Board conducted a survey among its members to evaluate the functioning of the Supervisory Board, its individual members, its Committees, the Managing Board and the individual members of the Managing Board and discussed the results of the survey in one of its meetings. Over all, the Supervisory Board concluded that all of the aforementioned were functioning properly, especially in view of the regulations set forth in the Dutch Corporate Governance Code, and should continue in the same manner.

Corporate governance

A key objective of the Supervisory Board is to increase shareholder value on a long-term and sustainable basis. This is aligned with the objectives of the Supervisory Board to represent the interests of all stakeholders, including shareholders, while pursing the highest standards in Corporate Governance.

QIAGEN is committed to a corporate governance structure that best suits its business and stakeholders, and that complies with relevant rules and regulations. QIAGEN follows the principles described in the Dutch Corporate Governance Code, although some minor deviations, which are explained in detail in our Corporate Governance Report, may result from the impact of factors such as legal requirements imposed on QIAGEN or industry standards.

QIAGEN’s common shares are registered and traded in the U.S. on the New York Stock Exchange (NYSE) as of January 2018 (formerly on the NASDAQ Global Select Market) and in Germany on the Frankfurt Stock Exchange in the Prime Standard segment.

Shareholders in Europe and the U.S. hold the majority of common shares. As a result of these listings for its Global Shares, QIAGEN is subject to the rules regarding Corporate Governance set by the NYSE. QIAGEN believes all of its operations are carried out in accordance with legal frameworks, including Dutch Corporate Law, U.S. laws and regulations, EU regulations and applicable German capital market laws.

Financial statements and audits

In this Annual Report, the financial statements for 2020 are presented as prepared by the Managing Board and audited by KPMG Accountants N.V. (Independent Registered Public Accounting Firm). We examined the financial statements, the proposal for the use of the distributable profit, the consolidated financial statements and the Management report. The results have been approved by the Supervisory Board and we have received an unqualified opinion from the external auditors.

In closing, the Supervisory Board would like to again thank all QIAGEN employees for the outstanding performance and commitment during an eventful year.

Venlo, the Netherlands, April 2021

The Supervisory Board:

Lawrence A. Rosen
Chair of the Supervisory Board

Management Report

Operations and Business Environment
Company overview
QIAGEN is a global leader in Sample to Insight solutions that transform biological samples into valuable molecular insights. Our mission is to enable customers across the continuum of molecular testing to unlock valuable insights faster, better and more efficiently - from the raw biological sample to the final interpreted result. Proven QIAGEN solutions and content are providing answers in hospitals and laboratories worldwide, helping make sense of the increasing volumes and complexity of biological information, in keeping with our vision of making improvements in life possible.
We began operations in 1986 as a pioneer in the emerging biotechnology sector, introducing a novel method that standardized and accelerated extraction and purification of nucleic acids from biological samples. As molecular biology and genomic knowledge have grown to influence many areas of life, we have expanded to serve the full spectrum of market needs. We believe our sample technologies are unmatched in quality for isolating and preparing DNA (deoxyribonucleic acid), RNA (ribonucleic acid) and proteins from blood or other liquids, tissue, plants or other materials. Our assay technologies amplify, enrich and make these biomolecules accessible for analysis, such as identifying the genetic information of a pathogen or a gene mutation in a tumor. Our industry-leading bioinformatics solutions allow users to analyze and interpret data with bioinformatics software and knowledge bases to provide relevant, actionable insights. Our automation systems can be used to tie these technologies together in seamless and cost-effective molecular testing workflows.
We have grown by developing new instruments, consumables and digital solutions to meet diverse and growing needs in the market, partnering with researchers and pharma companies, and acquiring companies or technologies to complement our portfolio. We believe the addressable global market for our portfolio of molecular testing products in life science research and molecular diagnostics totals more than $11 billion. We continue to accelerate the growth of our portfolio of Sample to Insight solutions, delivering efficiency and effectiveness, increasing the value of QIAGEN as an employer of choice and enhancing the customer experience. Our growth strategy is anchored in our Five Pillars of Growth: sample technologies, the digital PCR platform QIAcuity, the clinical PCR automation solutions QIAstat-Dx and NeuMoDx and the QuantiFERON technology platform used to detect diseases such as latent tuberculosis.
We have funded our growth through internally generated funds, debt offerings, and private and public sales of equity securities. QIAGEN’s global shares are listed on the New York Stock Exchange under the ticker symbol QGEN and on the Frankfurt Prime Standard as QIA.
The company is registered under its commercial and legal name QIAGEN N.V. with the trade register (kamer van koophandel) of the Dutch region Limburg Noord under file number 12036979. QIAGEN N.V. is a public limited liability company (naamloze vennootschap) under Dutch law as a holding company. Our principal executive office is located at Hulsterweg 82, 5912 PL Venlo, The Netherlands, and our telephone number is +31-77-355-6600.
As a holding company, QIAGEN conducts business through subsidiaries located throughout the world. Further information about QIAGEN can be found at www.qiagen.com. By referring to our website, we do not incorporate the website or any portion of the website by reference into this Annual Report.
Totals within tables presented in U.S. dollar millions may contain rounding differences.
Our Products
Our leadership in molecular testing solutions leverages our product portfolio across a wide range of applications. We provide more than 500 core consumable products (sample and assay kits), instruments and automation systems, and bioinformatics solutions for analysis and interpretation. These products comprise two main categories: consumables and related revenues accounted for between 86% and 89% of total net sales during the last three years and includes sample and assay kits, bioinformatics solutions, royalties, co-development milestone payments and services while instruments includes related services and contracts and accounted for between 11% and 14% of total net sales during the same time period.
In 2020, we worked closely with public authorities and customers to launch products based on molecular technologies to test for the SARS-CoV-2 pathogen and the COVID-19 disease it triggers. We have built a comprehensive portfolio of solutions to cover the phases of the pandemic including: a collection of RNA extraction kits and automation instrumentation from our sample technologies portfolio, PCR testing workflows including QIAstat-Dx, NeuMoDx, and other PCR solutions, OEM components used by other diagnostic suppliers, antigen and antibody tests, and genomic solutions. We are fully mobilized to serve our customers in the pandemic response, providing existing solutions and developing a series of differentiated products.

Dedicated COVID-19 solutions brought to market in 2020 include:
•QIAstat-Dx Respiratory SARS-CoV-2 Panel - a multiplex PCR test with EUA-authorization for the detection of SARS-CoV-2 plus more than 20 other respiratory pathogens;
•NeuMoDx - single-plex (also approved for saliva sample type) and multiplex;
•QIAprep&amp rapid PCR test - a solution that streamlines RNA extraction and PCR analysis into one process, delivering a result in under one hour and requiring less disposable laboratory plastic-ware than standard PCR tests, helping to avoid resource bottlenecks;
•QIAreach Antibody test - allows clinicians to detect immune status of individuals and has applications in determining vaccine efficacy;
•QuantiFERON SARS-CoV-2 T cell assay - enables researchers to explore longer-term immune responses to the virus and vaccines; and
•a suite of next generation sequencing (NGS) and bioinformatics tools - used for epidemiological studies.
QIAGEN Product Groups
Sample Technologies
Sample technologies is the first of our Five Pillars of Growth and includes products involved in the first step of any molecular lab process. Our broad portfolio of sample technologies includes consumables and instruments used in sample collection, stabilization, storage, purification and quality control. Some of our consumables are designed to run on our instruments, while others are universal kits designed for use with any molecular testing platform. These products are used in research and applied testing (forensics, human identification and food safety) laboratories as well as clinical testing.

Sample technologies	Selected QIAGEN brands
Primary sample technology consumables
• Nucleic stabilization and purification kits designed for primary sample materials (DNA, RNA), manual and automated processing for genotyping, gene expression, viral and bacterial analysis
• Mainly based on silica membrane and magnetic bead technologies
	• QIAamp • PAXgene • AllPrep	• DNeasy • AdnaTest • QIAprep&amp	• RNeasy • MagAttract

Secondary sample technology consumables • Kits and components for purification of nucleic acids from secondary sample materials (e.g. gel, plasmid DNA)	• QIAprep • QIAGEN Plasmid • HiSpeed	• QIAquick • QIAfilter • EndoFree	• DyeEx • R.E.A.L.

Sample technology instruments • Instruments for nucleic acid purification, quality control and accessories	• QIAsymphony • EZ1 • TissueLyser	• QIAcube Connect • QIAxpert	• QIAcube HT • QIAxcel
Diagnostic Solutions
Diagnostic solutions include our molecular testing platforms and consumables covering three of our five pillars of growth, which are QuantiFERON, QIAstat-Dx and NeuMoDx, as well as Precision Medicine which involves companion diagnostic co-development revenues from projects with pharmaceutical companies, regulated assays and solutions for laboratory developed tests. Additional areas include Oncology and Sexual & Reproductive Health for detection of various diseases and for use in prenatal testing for detection of infectious diseases and for other laboratory processes.

Diagnostic solutions	Selected QIAGEN brands
Immune response consumables • Interferon-Gamma Release Assay (IGRA) for TB testing • Assays for post-transplant testing and viral load monitoring	• QuantiFERON	• QIAreach

Oncology and Sexual & Reproductive health consumables
• Assays for analysis of genomic variants such as mutations, insertions, deletions and fusions
• Assays for prenatal testing and detection of sexually transmitted diseases and HPV
	• Therascreen • AmniSure / PartoSure	• Ipsogen	• digene HC2

Sample to Insight instruments • One-step molecular analysis of hard-to-diagnose syndromes • Fully integrated PCR testing	• QIAstat-Dx	• NeuMoDx

PCR / Nucleic Acid Amplification
PCR / Nucleic Acid Amplification involves our research and applied PCR solutions and components. The product group includes another of our Five Pillars of Growth: QIAcuity. We offer optimized solutions for end-point PCR, quantitative PCR and digital PCR. Our kits, assays, instruments and accessories amplify and detect targets and streamline workflow for virtually any application.

PCR/Nucleic acid amplification	Selected QIAGEN brands
Research PCR consumables
• Different generations of PCR, quantitative PCR, reverse transcription and combinations (RT-PCR) kits for analysis of gene expression, genotyping and gene regulation, running on QIAGEN or third-party instruments and technologies
	• QuantiTect • OneStep RT-PCR • Type-it • OmniScript	• QuantiFast • QIAGEN Multiplex • miRCURY • miScript	• QuantiNova • HotStarTaq • TopTaq

Human ID / Forensics assay consumables • STR assays for Human ID, additional assays for food contamination	• Investigator (human ID / forensics)	• mericon (food safety)

PCR instruments • Digital PCR solutions.	• QIAcuity • Rotor-Gene Q	• QIAquant • QIAgility	• QIAamplifier 96

OEM consumables • Custom-developed and configured enzymes and PCR solutions that are sold to OEM customers	• Provided on an individualized contract basis

Genomics / NGS
Genomics / NGS includes our universal NGS solutions as well as the full QIAGEN Digital Insights portfolio.

Genomics / NGS	Selected QIAGEN brands
Universal NGS consumables • Predefined and custom NGS gene panels (DNA, RNA), library prep kits and components, whole genome amplification, etc.	• QIAseq	• REPLI-g Epitect

QIAGEN Digital Insights solutions
• Bioinformatics solutions analyze and interpret data to deliver actionable insights from NGS. This includes freestanding software or cloud-based solutions and is also integrated into many QIAGEN consumables and instruments
	• QIAGEN Clinical Insight • N-of-One • Ingenuity Variant Analysis	• CLC Genomics Workbench • OmicSoft • Ingenuity Pathway Analysis	• QIAGEN Knowledge Base • HGMD

Custom laboratory and genomic services • Custom services such as DNA sequencing, whole genome amplification, and non-cGMP DNA production	• Provided on an individualized contract basis

Other
Revenues from various sources including protein biology products, royalties, intellectual property and freight charges.
Principal Markets
We sell our products to more than 500,000 customers in two broad customer groups: Molecular Diagnostics (clinical testing) and Life Sciences (academia, pharmaceutical R&D and applied testing). We estimate the total addressable market has a volume of about $11 billion per year. The five pillars of growth – sample technologies, immune response, digital PCR, integrated PCR, syndromic testing – account for $6 billion of this total.
Molecular Diagnostics
The molecular diagnostics market includes healthcare providers engaged in many aspects of patient care that require accurate diagnoses and insights to guide treatment decisions in oncology, infectious diseases and immune monitoring.
We offer one of the broadest portfolios of molecular technologies for healthcare. The success of molecular testing in healthcare depends on the ability to accurately analyze purified nucleic acid samples from sources such as blood, tissue, body fluids and stool. Automated systems process tests reliably and efficiently, often handling hundreds of samples simultaneously. Our range of assays for diseases and biomarkers speed up and simplify laboratory workflow and standardize many lab procedures.
Molecular testing is the most dynamic segment of the global in vitro diagnostics market, growing at an estimated annual rate in the mid-single-digits at constant exchange rates even before COVID-19 struck. The pandemic has demonstrated the value of molecular testing in healthcare and we expect the market to provide significant growth opportunities.
We have built a position as a preferred partner to co-develop companion diagnostics paired with targeted drugs. We have more than 25 master collaboration agreements with pharmaceutical industry customers, some with multiple co-development projects. They have created a rich pipeline of molecular tests that are transforming the treatment of cancer and other diseases. Companion diagnostics can move through clinical trials and regulatory approvals, along with the paired drugs, to commercialization and marketing to healthcare providers.
Molecular Diagnostics customers accounted for $904 million, $737 million, and $732 million of our sales in 2020, 2019 and 2018, respectively.
Life Sciences
The Life Sciences market includes governments and biotechnology companies – and researchers who use molecular testing and technologies and are generally served by public funding in areas such as medicine and clinical development, forensics and exploring the secrets of life.
We partner with customers across diverse disciplines in academia and industry, providing sample technologies, assay technologies, bioinformatics and services to universities and institutes, pharmaceutical and biotech companies, government and law enforcement agencies.
We provide Sample to Insight solutions to academic and research institutions around the world. We focus on enabling researchers to use reliable, fast, highly reproducible and high-quality technologies, sometimes replacing time-consuming traditional or in-house methods. We often partner with leading institutions on research projects and develop customized solutions such as NGS panels for the digital sequencing of multiple gene targets.
In the course of the COVID-19 pandemic, we served increased demand from viral and vaccine researchers for RNA extraction, general PCR reagents and enzymes, and universal NGS solutions.
We are a global leader in solutions for governments and industry, particularly in forensic testing and human identification. The value of genetic "fingerprinting" has been proven in criminal investigations and examinations of paternity or ancestry, as well as in food safety and veterinary diagnostics. We provide sample collection and analytical solutions for law enforcement and human identification labs, as well as advanced technologies for studies of microbiomes and their effect on health and the environment.
We have deep relationships with pharmaceutical and biotechnology companies. Drug discovery and translational research efforts increasingly employ genomic information, both to guide research in diseases and to differentiate patient populations that are most likely to respond to particular therapies. We estimate that about half of our sales to these companies supports research, while the other half supports clinical development, including stratification of patient populations based on genetic information. Also, QIAGEN Digital Insights solutions are widely used to guide pharmaceutical research.
Life Sciences customers accounted for $966 million, $789 million, and $770 million of our sales in 2020, 2019 and 2018, respectively.
Competition
In sample technology products, we also experience competition in various markets from other companies providing sample preparation products in kit form and assay solutions. These competitors include, but are not limited to, companies with a focus on nucleic acid separation and purification, assay solutions, transfection reagents and protein fractionation products. We compete with other suppliers through innovative technologies and products, offering a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs and providing significant advantages in speed, reliability, convenience, reproducibility and ease of use.
Some of our other products within our molecular diagnostics customer class, such as tests for chlamydia, gonorrhea, hepatitis B virus, herpes simplex virus and CMV, compete against existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability, ease of use, standardization, cost, proprietary position, competitors' market shares, access to distribution channels, regulatory approvals and reimbursement.

We believe our competitors typically do not have the same comprehensive approach to sample to insight solutions as we do, nor do they have the ability to provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we believe we offer the value of standardization of procedures and, therefore, more reliable results. We also believe our integrated strategic approach gives us a competitive advantage. The quality of sample technologies - an area in which we have a unique market and leadership position - is a key prerequisite for reliable molecular assay solutions, which increasingly are being applied in emerging markets such as Molecular Diagnostics and Applied Testing.
Current and potential competitors may be in the process of seeking FDA or foreign regulatory approvals for their respective products. Our continued future success will depend in large part on our ability to maintain our technological advantage over competing products, expand our market presence and preserve customer loyalty. There can be no assurance that we will be able to compete effectively in the future or that development by others will not render our technologies or products non-competitive.

Global Presence by Category of Activity and Geographic Market
Product Category Information
Net sales for the product categories are attributed based on those revenues related to sample and assay products and related revenues including bioinformatics solutions, and revenues derived from instrumentation sales.

(in thousands)	2020	2019	2018
Net Sales
Consumables and related revenues	$1,615.4	$1,354.1	$1,315.5
Instrumentation	254.9	172.3	186.4
Total	$1,870.3	$1,526.4	$1,501.8

Geographical Information
QIAGEN currently markets products in more than 130 countries. The following table shows total revenue by geographic market for the past three years (net sales are attributed to countries based on the location of the customer, as certain subsidiaries have international distribution):

(in thousands)	2020	2019	2018
Net Sales
Americas:
United States	$728.6	$663.9	$632.7
Other Americas	96.9	58.1	60.4
Total Americas	825.5	722.0	693.0
Europe, Middle East and Africa	682.3	487.5	490.3
Asia Pacific, Japan and Rest of World	362.6	317.0	318.5
Total	$1,870.3	$1,526.4	$1,501.8
We have built an increasing presence in key emerging markets as a growth strategy. In 2020, the top seven emerging markets - Brazil, Russia, India, China, South Korea, Mexico and Turkey - contributed approximately 15% of net sales.
Seasonality
Our business does not experience significant predictable seasonality. Historically, a significant portion of our sales has been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the National Institutes of Health and similar bodies. To the extent that our customers experience increases, decreases or delays in funding arrangements and budget approvals, and to the extent that customers' activities are slowed, such as during times of higher unemployment, vacation periods or delays in approval of government budgets, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales. Additionally, we have customers who are active in the diagnostics testing market, and sales to these customers fluctuate to the extent that their activities are impacted by public health concerns such as the timing and severity of flu season.

Suppliers
We strive to ensure that our quality standards, compliance with laws and regulations as well as environmental and social standards are maintained along the entire value chain of suppliers and partners. We demand the same from our business partners. Suppliers are subjected to a risk analysis with regard to environmental and social criteria based on their geographic location. Our procurement policy, which is available on our website, contains requirements with regard to legal compliance, bribery and corruption, labor rights, non-discrimination and fair treatment, health and safety as well as environmental protection and conservation. In 2020, all new suppliers have signed our procurement policy. In addition, first-tier suppliers must confirm REACH, RoHS and conflict minerals compliance as appropriate.
As part of our supplier assessment procedures, we evaluate on a monthly basis the supply performance of our raw material and component suppliers, and we assess on a continuous basis potential alternative sources of such materials and components, and on a yearly basis the risks and benefits of reliance on our existing suppliers. We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics, electronics and packaging. Raw materials are generally readily available at competitive, stable prices from a number of suppliers. Certain raw materials are produced under our specifications. We have inventory agreements with the majority of our suppliers and we closely monitor stock levels to maintain adequate supplies. We believe we maintain inventories at a sufficient level to ensure reasonable customer service levels and to guard against normal volatility in availability.
Research and Development
We are committed to expanding our global leadership in Sample to Insight solutions in Molecular Diagnostics and the Life Sciences. We target our research and development resources at the most promising technologies to address the unmet needs of our customers in healthcare and research labs in key geographic markets.
As a percentage of sales, our research and development investments are among the highest in our industry. 902 employees in research and development work in QIAGEN centers of excellence on three continents.
Innovation at QIAGEN follows parallel paths:
•Creating new systems for automation of workflows - platforms for laboratories, hospitals and other users of novel molecular technologies.
•Expanding our broad portfolio of novel content - including assays to detect and measure biomarkers for disease or genetic identification.
•Integrating QIAGEN Digital Insights with the testing process - software and cloud-based resources to interpret and transform raw molecular data into useful insights.
Innovation in automation systems positions us in fast-growing fields of molecular testing, and generates ongoing demand for our consumable products. We are developing and commercializing a deep pipeline of assays for preventive screening and diagnostic profiling of diseases, detection of biomarkers to guide Precision Medicine in cancer and other diseases, and other molecular targets. Our assay development program aims to commercialize tests that will add value to our QIAsymphony, QIAstat-Dx and NeuMoDx automation systems in the coming years, as well as next-generation sequencing kits to support our universal NGS franchise and our in vitro diagnostics partnership with Illumina. In 2020, we launched the QIAcuity digital PCR system which is designed to make digital PCR technology available to Life Sciences laboratories worldwide.
We collaborate with many institutions and companies to create innovative molecular solutions. In 2020, we partnered with Ellume, an Australian digital diagnostics company, to develop antigen and antibody tests. These tests provide rapid results through use of the QIAGEN eHub, which gives an automated read-out in less than 15 minutes.
Our QIAGEN Digital Insights teams are developing new software and adding proprietary cloud-based content to support the latest research and clinical trends in molecular testing, especially the interpretation of large volumes of NGS data. We also integrate digital solutions with instruments and molecular content to provide our customers seamless Sample to Insight workflows.
Sales and Marketing
We market our products in more than 130 countries, mainly through subsidiaries in markets in the Americas, Europe, Australia and Asia with the greatest sales potential. Experienced marketing and sales staff, many of them scientists with academic degrees in molecular biology or related areas, sell our products and support our customers. Business managers oversee key accounts to ensure that we serve customers’ commercial needs, such as procurement processes, financing, data on costs and the value of our systems, and collaborative relationships. In many markets, we have specialized independent distributors and importers.

Our marketing strategy focuses on providing differentiated, high-quality products across the value chain from Sample to Insight, integrating components into end-to-end solutions when possible, and enhancing relationships with commitment to technical excellence and customer service. Our omni-channel approach seeks to engage customers through their preferred channels - online, by phone, in person, etc. - and to optimize investment in different customer types.
We have initiated actions to drive the growth of our digital marketing channels - including our website (www.qiagen.com), product-specific sites and social media. Our eCommerce team works with clients to provide automated processes supporting a variety of electronic transactions and all major eProcurement systems. Information contained on our website, or accessed through it, is not part of this Annual Report.
My QIAGEN is an easy-to-use self-service portal that is personalized to our customers' needs and enables customers to manage different activities in one central place. Customers can now easily reorder, place bulk orders, apply quotes to their cart, and then track their order status. Functionality in the dashboard allows customers to monitor their instrument use and view the status of licenses and service agreements. Additionally, customers can access our exclusive content and services, such as webinars, handbooks and other documents.
Our GeneGlobe Design & Analysis Hub (www.geneglobe.com) is a valuable outreach to scientists in pharma and academia, enabling researchers to search and order from approximately 25 million pre-designed and custom PCR assay kits, NGS assay panels and other products. The new hub brings next-level experiment planning, execution and follow-up to life science researchers, linking our QIAGEN Digital Insights solutions with ordering of assays to accelerate research.
We use a range of tools to provide customers with direct access to technical support, inform them of new product offerings, and enhance our reputation for technical excellence, high-quality products and commitment to service. For example, our technical service hotline allows existing or potential customers to discuss a wide range of questions about our products and molecular biology procedures, online or via phone, with Ph.D. and M.Sc. scientists at QIAGEN. Frequent communication with customers enables us to identify market needs, learn of new developments and opportunities, and respond with new products.
We also distribute publications, including our catalog, to existing and potential customers worldwide, providing new product information, updates, and articles about existing and new applications. In addition, we hold numerous scientific seminars at clinical, academic and industrial research institutes worldwide and at major scientific and clinical meetings. We conduct direct marketing campaigns to announce new products and special promotions, and we offer personalized electronic newsletters and webinars highlighting molecular biology applications.
For laboratories that frequently rely on our consumables, the QIAstock program maintains inventory on-site to keep up with their requirements. QIAGEN representatives make regular visits to replenish the stock and help with other needs, and we are automating this process with digital technologies. Easy-to-use online ordering, inventory monitoring and customer-driven changes make QIAstock an efficient system for providing ready access to our products for the hundreds of customers worldwide who use this program.
Intellectual Property, Proprietary Rights and Licenses
We have made and expect to continue to make investments in intellectual property. In 2020, additions to our intangible assets outside of business combinations totaled $86.9 million. While we do not depend solely on any individual patent or technology, we are significantly dependent in the aggregate on technology that we own or license. Therefore, we consider protection of proprietary technologies and products one of the major keys to our business success. We rely on a combination of patents, licenses and trademarks to establish and protect proprietary rights. As of December 31, 2020, we owned 368 issued patents in the United States, 284 issued patents in Germany and 1,813 issued patents in other major industrialized countries. We had 546 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. Patents in most countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce patents and to otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.
Our practice is to require employees, consultants, outside scientific collaborators, sponsored researchers and other advisers to execute confidentiality agreements upon commencement of their relationships with us. These agreements provide that all confidential information developed by or made known to the individual during the course of the relationship is to be kept confidential and not disclosed to third parties, subject to a right to publish certain information in scientific literature in certain circumstances and to other specific exceptions. In the case of our employees, the agreements provide that all inventions conceived by individuals in the course of their employment will be our exclusive property.
See "Principle of Risks and Uncertainties" included below for details regarding risks related to our reliance on patents and proprietary rights.

Government Regulations
We are subject to a variety of laws and regulations in the European Union, the United States and other countries. The level and scope of the regulation varies depending on the country or defined economic region, but may include, among other things, the research, development, testing, clinical trials, manufacture, storage, recordkeeping, approval, labeling, promotion and commercial sales and distribution, of many of our products.
European Union Regulations
In the European Union, in vitro diagnostic medical devices (IVDs) have been regulated under EU-Directive 98/79/EC (IVD Directive) and corresponding national provisions. The IVD Directive requires that medical devices meet the essential requirements set out in an annex of the Directive. These requirements include information about the safety and efficacy of the devices. According to the IVD Directive, the Member States presume compliance with these essential requirements in respect of devices which are in conformity with the relevant national standards transposing the harmonized standards of which the reference numbers have been published in the Official Journal of the European Communities. These harmonized standards include ISO 13485:2016, the quality standard for medical device manufacturers.
IVD medical devices, other than devices for performance evaluation, must bear the CE marking of conformity when they are placed on the market. The CE mark is a declaration by the manufacturer that the product meets all the appropriate provisions of the applicable legislation implementing the relevant European Directive. As a general rule, the manufacturer must follow the procedure of the EC Declaration of conformity to obtain this CE marking.
Each European country must adopt its own laws, regulations and administrative provisions necessary to comply with the IVD Directive. Member States may not create any obstacle to the placing on the market or the putting into service within their territory of devices bearing the CE marking according to the conformity assessment procedures.
In May 2022, the Directive will be replaced by the In Vitro Diagnostic Device Regulation (IVDR) (EU) 2017/746 that was published in May 2017 and given a 5-year transition period until its full implementation on May 26, 2022. Unlike the Directive that specifies certain results that must be achieved by each Member State and permits each Member State to decide how to transpose the Directive into national law, the IVDR has binding legal force throughout every Member State and it will become effective on a set date in all the Member States. The major goals of the IVDR are to standardize diagnostic procedures within the EU, increase reliability of diagnostic analysis and enhance patient safety. Under the IVDR as enacted by the European Commission (EC), in vitro diagnostics will be subject to additional legal regulatory requirements after it comes into full effect. Among other things, the IVDR introduces a new risk-based classification system and requirements for conformity assessments. Products already certified by a Notified Body may remain on the market until 25 May 2024 under some conditions including fulfillment of specific requirements in the IVDR, but ultimately most products will have to be approved. Under the Directive nearly eighty (80) percent of QIAGEN products were under the self-declaration classification, while under IVDR nearly ninety (90) percent of QIAGEN products will require pre-approval, and those that are in the highest risk class will have to be tested by a Designated Reference Laboratory. In addition, there will also be a greater emphasis on post-market surveillance and submission of post-market performance follow-up reports.
With respect to the current COVID-19 pandemic, the EC has classified SARS-CoV-2 assays as high risk, and designated five (5) Notified Bodies under the IVDR, including QIAGEN’s Notified Body, TÜV Rheinland. MedTech Europe has issued guidance in several areas, e.g., clinical benefit, technical documentation, state of art, accessories, and EUDAMED. Open points still being addressed/defined are the designation of EU Reference Laboratories and Common Specification for high risk IVDs.
United Kingdom
The UK’s withdrawal from the EU will have major ramifications for IVD manufacturers that will, among other things have to follow new procedures that will apply in the UK including appointment of a UK Responsible Person rather than relying on European Authorized Representatives to manage their compliance efforts in the UK.
The UK Medicine and Healthcare Products Regulatory Agency (MHRA) issued a new guidance on how the country will regulate IVDs after January 1, 2021. According to MHRA, IVDs in the future will require certification in the UK, which is defined as England, Scotland and Wales, while companies will still be able to sell tests in Northern Ireland under existing EU IVD regulations. As described in the guidance, MHRA will continue to recognize CE marks until June 30, 2023. Companies wishing to place IVDs on the UK market will be required to register with MHRA after January 1, 2021, but will still be able to sell CE-IVD marked products for the next two-and-a half years. After July 1, 2023, companies selling in the UK will have to obtain a new marking called a UK Conformity Assessed mark (UKCA). More information about the new UK requirements should become available in the near future.
U.S. Regulations
In the United States, in vitro diagnostic products are subject to regulation by the FDA as medical devices to the extent that they are intended for use in the diagnosis, treatment, mitigation or prevention of disease or other conditions.

They are subject to premarket review and postmarket controls which will differ depending on how the FDA classifies a specific IVD. Certain types of tests like some that we manufacture and sell for research use only in the United States have not been subject to FDA’s premarket review and controls because we do not promote these tests for clinical diagnostic use, and they are labeled “For Research Use Only,” or RUO, as required by the FDA. Other tests, known as laboratory developed tests (LDTs) which are in vitro diagnostic tests that are designed, manufactured and used within a single laboratory, have generally been subject to enforcement discretion, which means that FDA generally has not enforced premarket review and other applicable FDA requirements. However, as LDTs have increased in complexity, the FDA has begun to take a risk-based approach to their regulation. Congress has also signaled interest in clarifying the regulatory landscape for LDTs. In 2020, the Verifying Accurate, Leading-edge IVCT Development (“VALID”) Act was introduced in both chambers of Congress. If enacted, clinical laboratories that develop and offer LDTs and traditional IVD medical device manufacturers would be subjected to the same regulatory oversight. The VALID Act defines both LDTs and IVDs as in vitro clinical tests (“IVCT”) and would establish a new regulatory framework under the Food, Drug and Cosmetic Act (“FDCA”) for the review and oversight of IVCTs. The proposed regulatory framework adopts various concepts from the FDCA, utilizing a risk-based approach that aims to ensure that all marketed IVCTs have a reasonable assurance of both analytical and clinical validity.
The FDA regulates the sale or distribution of medical devices, including in vitro diagnostic test kits and some LDTs. The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three classes depending on the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling requirements, and adherence to the FDA’s quality system regulations (QSRs), which are device-specific current good manufacturing practices. Class II devices are subject to premarket notification, QSRs, general controls and sometimes special controls, including performance standards and post-market surveillance. Class III devices are subject to most of the previously identified requirements as well as to pre-market approval. Class I devices are exempt from premarket review; most Class II devices require 510(k) clearance, and all Class III devices must receive premarket approval before they can be sold in the United States. The payment of a user fee, that is typically adjusted annually, to the FDA is usually required when a 510(k) notice or premarket approval application is submitted.
510(k) Premarket Notification. A 510(k) premarket notification requires the sponsor to demonstrate that a medical device is substantially equivalent to another marketed device, termed a “predicate device,” that is legally marketed in the United States and for which a premarket approval was not required. A device is substantially equivalent to a predicate device if it has the same intended use and technological characteristics as the predicate; or has the same intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device.
If the FDA believes that the device is not substantially equivalent to a predicate device, it will issue a “Not Substantially Equivalent” (NSE) determination and designate the device as a Class III device, which will require the submission and approval of a PMA before the new device may be marketed. A person who receives an NSE determination in response to a 510(k) submission may, within 30 days of receipt of the NSE determination, submit a de novo request for the FDA to make a risk-based evaluation for classification of the device into Class I or II. Devices that are classified through the de novo process may be marketed and used as predicates for future 510(k) submissions. The FDA continues to reevaluate the 510(k) pathway and process and the de novo process, and has taken what it describes as a risk-based approach to develop innovative regulatory policy to propose a more "contemporary" approach. In October 2017, the FDA published a final guidance entitled, “De Novo Classification Process (Evaluation of Automatic Class III Designation),” and in December 2018, the FDA published a proposed rule which if finalized is intended to provide structure, clarity and transparency on the de novo classification process. In January 2021, it also published a final guidance entitled “Requests for Feedback and Meetings for Medical Device Submissions: The Q-Submission Program.”
Premarket Approval. The PMA process is more complex, costly and time consuming than the 510(k) process. A PMA must be supported by more detailed and comprehensive scientific evidence, including clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose. If the device is determined to present a “significant risk,” the sponsor may not begin a clinical trial until it submits an investigational device exemption (IDE) to the FDA and obtains approval to begin the trial.
After the PMA is submitted, the FDA has 45 days to make a threshold determination that the PMA is sufficiently complete to permit a substantive review. If the PMA is complete, the FDA will file the PMA. The FDA is subject to a performance goal review time for a PMA that is 180 days from the date of filing, although in practice this review time is longer. Questions from the FDA, requests for additional data and referrals to advisory committees may delay the process considerably. The total process may take several years and there is no guarantee that the PMA will ever be approved. Even if approved, the FDA may limit the indications for which the device may be marketed. The FDA may also request additional clinical data as a condition of approval or after the PMA is approved. Any changes to the medical device may require a supplemental PMA to be submitted and approved before changed medical device may be marketed.

Any products sold by us pursuant to FDA clearances or approvals will be subject to pervasive and continuing regulation by the FDA, including record keeping requirements, reporting of adverse experiences with the use of the device and restrictions on the advertising and promotion of our products. Device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies. Noncompliance with applicable FDA requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the FDA to grant 510(k) clearance or PMA approval for new devices, withdrawal of 510(k) clearances and/or PMA approvals and criminal prosecution.
As a result of the COVID-19 pandemic, the US government declared a state of emergency which enabled the FDA to issue emergency use authorizations (EUAs) to provide more timely access to critical medical products (including medicines and tests) that may help during the emergency when there are no adequate, approved, and available alternative options. EUAs are in effect until the emergency declaration ends but can be revised or revoked as FDA considers the needs during the emergency and new data on a product’s safety and effectiveness, or as products meet the criteria to become approved, cleared, or licensed by the FDA. Manufacturers of several types of SARS-CoV-2 assays have been granted EUAs, including QIAGEN. These authorizations are only intended for the duration of the emergency declaration, and afterwards will be revoked. The FDA has indicated the withdrawal of the EUA process will be done in a controlled ramp down.
Regulation of Companion Diagnostic Devices
If a sponsor or the FDA believes that a diagnostic test is essential for the safe and effective use of a corresponding therapeutic product, the sponsor of the therapeutic product will typically work with a collaborator to develop an in vitro companion diagnostic device. FDA issued a final guidance document in 2014, entitled “In Vitro Companion Diagnostic Devices” that is intended to assist companies developing in vitro companion diagnostic devices and companies developing therapeutic products that depend on the use of a specific in vitro companion diagnostic for the safe and effective use of the product. The FDA defined an IVD companion diagnostic device as a device that provides information that is essential for the safe and effective use of a corresponding therapeutic product. The FDA also noted that in some cases, if evidence is sufficient to conclude that the IVD companion diagnostic device is appropriate for use with a class of therapeutic products, the intended use/indications for use should name the therapeutic class, rather than each specific product within the class.
In April 2020, FDA published a final guidance entitled, “Developing and Labeling In Vitro Companion Diagnostic Devices for a Specific Group or Class of Oncology Therapeutic Products” that expands on that last issue in the 2014 final guidance and describes considerations for the development and labeling of in vitro companion diagnostic devices to support the indicated uses of multiple drug or biological oncology products, when appropriate.
The FDA also issued a draft guidance in July 2016, entitled, “Principles for Codevelopment of an In Vitro Companion Diagnostic Device with a Therapeutic Product” to serve as a practical guide to assist therapeutic product sponsors and IVD sponsors in developing a therapeutic product and an accompanying IVD companion diagnostic.
The FDA subsequently introduced the concept of complementary diagnostics that are distinct from companion diagnostics because they provide additional information about how a drug is used or identify patients who are likely to derive the greatest benefit from therapy without being required for the safe and effective use of that drug. The FDA has not yet provided much guidance on the regulation and use of complementary diagnostics, but several have been approved.
The FDA indicated that it will apply a risk-based approach to determine the regulatory pathway for IVD companion diagnostic devices, as it does with all medical devices. This means that the regulatory pathway will depend on the level of risk to patients, based on the intended use of the IVD companion diagnostic device and the controls necessary to provide a reasonable assurance of safety and effectiveness. The two primary types of marketing pathways for medical devices are clearance of a premarket notification under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or 510(k), and approval of a premarket approval application, or PMA. We expect that any IVD companion diagnostic device that we develop will utilize the PMA pathway and that a clinical trial performed under an investigational device exemption, or IDE, will have to be completed before the PMA may be submitted.
The FDA expects that the therapeutic sponsor will address the need for an IVD companion diagnostic device in its therapeutic product development plan and that, in most cases, the therapeutic product and its corresponding IVD companion diagnostic device will be developed contemporaneously. If the companion diagnostic test will be used to make critical treatment decisions such as patient selection, treatment assignment, or treatment arm, it will likely be considered a significant risk device for which a clinical trial will be required.
The sponsor of the IVD companion diagnostic device will be required to comply with the FDA’s IDE requirements that apply to clinical trials of significant risk devices. If the diagnostic test and the therapeutic drug are studied together to support their respective approvals, the clinical trial must meet both the IDE and IND requirements.

Unique Device Identifier Requirements
In September 2013, the FDA issued its final rule on the Unique Device Identifier. This rule now requires an additional registered identifier, including a special barcode, on all FDA regulated medical devices. The rule is implemented in phases with the first deadline of September 24, 2014 being established for all Class III medical devices. For QIAGEN, this impacted the HC2, QuantiFERON, artus, and therascreen products. We established a task force to ensure that the deadline was met but there is additional administrative and regulatory burden on us related to the annual reporting of compliance of these products to the new regulation. Class II and Class I products were required to have this same labeling as of September 24, 2016 and 2018, respectively. QIAGEN was fully compliant with the new rule by September 2018. The new rule will also require additional compliance oversight now that it has been implemented. The requirements are now confirmed as part of our annual reporting and PMA submissions. They are also assessed during site inspections by the U.S. FDA.
Regulation of Research Use Only Products
Some of our products are sold for research purposes in the U.S., and labeled “For Research Use Only” (RUO) or “for molecular biology applications.” In November 2013, the FDA issued a final Guidance for Industry and Food and Drug Administration Staff entitled, “Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or Investigational Use Only.” In the Guidance, RUO refers to devices that are in the laboratory phase of development, and investigational use only, or IUO, refers to devices that are in the product testing phase of development. These types of devices are exempt from most regulatory controls. Because we do not promote our RUOs for clinical diagnostic use or provide technical assistance to clinical laboratories with respect to these tests, we believe that these tests are exempt from FDA’s premarket review and other requirements. If the FDA were to disagree with our designation of any of these products, we could be forced to stop selling the product until we obtain appropriate regulatory clearance or approval. Further, it is possible that some of our RUOs may be used by some customers without our knowledge in their LDTs, which they develop, validate and promote for clinical use. However, as previously noted, we do not promote these products for use in LDTs or assist in the development of the LDTs for clinical diagnostic use.
The 21st Century Cures Act (Cures Act) was enacted into law on December 13, 2016, after a bipartisan, multi-year effort. The Cures Act primarily affects activities of the Department of Health and Human Services (HHS) and its agencies, including the Food and Drug Administration (FDA or the Agency). On June 6, 2017, the Commissioner of Food and Drugs reported to Congress as required by the Cures Act. This report included the Food & Drug Administration Work Plan and Proposed Funding Allocations of FDA Innovation Account (Required by Section 1002 of the 21st Century Cures Act (Public Law 114-255). This is now being implemented with a broad spectrum of initiatives within the FDA with the goal to support patients with improved and timely access to safe and efficacious medical products. For industry, it is anticipated that some processes will become less burdensome with more rapid approval/clearance cycles while others will continue to require significant investment.
HIPAA and Other Privacy and Security Laws
The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), established comprehensive federal standards for the privacy and security of health information. The HIPAA standards apply to three types of organizations: health plans, healthcare clearing houses, and healthcare providers that conduct certain healthcare transactions electronically (“Covered Entities”). Title II of HIPAA, the Administrative Simplification Act, contains provisions that address the privacy of health data, the security of health data, the standardization of identifying numbers used in the healthcare system and the standardization of certain healthcare transactions. The privacy regulations protect medical records and other protected health information by limiting their use and release, giving patients the right to access their medical records and limiting most disclosures of health information to the minimum amount necessary to accomplish an intended purpose. The HIPAA security standards require the adoption of administrative, physical, and technical safeguards and the adoption of written security policies and procedures.
On February 17, 2009, Congress enacted Subtitle D of the Health Information Technology for Economic and Clinical Health Act, or HITECH, provisions of the American Recovery and Reinvestment Act of 2009. HITECH expanded and strengthened HIPAA, created new targets for enforcement, imposed new penalties for noncompliance and established new breach notification requirements for Covered Entities. Regulations implementing major provisions of HITECH were finalized on January 25, 2013 through publication of the HIPAA Omnibus Rule (the “Omnibus Rule”).
Under HITECH's breach notification requirements, Covered Entities must report breaches of protected health information that has not been encrypted or otherwise secured in accordance with guidance from the Secretary of the U.S. Department of Health and Human Services (the “Secretary”). Required breach notices must be made as soon as is reasonably practicable, but no later than 60 days following discovery of the breach. Reports must be made to affected individuals and to the Secretary and, in some cases depending on the size of the breach, they must be reported through local and national media. Breach reports can lead to investigation, enforcement and civil litigation, including class action lawsuits.
We are currently subject to the HIPAA regulations and maintain an active compliance program that is designed to identify security incidents and other issues in a timely fashion and enable us to remediate, mitigate harm or report if required by law. We are subject to prosecution and/or administrative enforcement and increased civil and criminal penalties for non-compliance, including a new, four-tiered system of monetary penalties adopted under HITECH. We are also subject to enforcement by state attorneys general who were given authority to enforce HIPAA under HITECH. To avoid penalties under the HITECH breach notification provisions, we must ensure that breaches of protected health information are promptly detected and reported within the company, so that we can make all required notifications on a timely basis. However, even if we make required reports on a timely basis, we may still be subject to penalties for the underlying breach.
In addition to the federal privacy and security regulations, there are a number of state laws regarding the privacy and security of health information and personal data that are applicable to our clinical laboratories. Many states have also implemented genetic testing and privacy laws imposing specific patient consent requirements and protecting test results by strictly limiting the disclosure of those results. State requirements are particularly stringent regarding predictive genetic tests, due to the risk of genetic discrimination against healthy patients identified through testing as being at a high risk for disease. We believe that we have taken the steps required of us to comply with health information privacy and security statutes and regulations, including genetic testing and genetic information privacy laws in all jurisdictions, both state and federal. However, these laws constantly change, and we may not be able to maintain compliance in all jurisdictions where we do business. Failure to maintain compliance, or changes in state or federal laws regarding privacy or security could result in civil and/or criminal penalties, significant reputational damage and could have a material adverse effect on our business.
The Genetic Information Nondiscrimination Act of 2008, also referred to as GINA, is a federal law that protects individuals from discrimination in the health insurance and employment contexts because of DNA characteristics that may affect their health. GINA prohibits covered employers from requesting, obtaining, or using employees’ genetic information (subject to limited exceptions), and prohibits covered health insurers from requesting genetic information or using any such information they may already have for purposes of making eligibility, premium, or coverage-related decisions.
Many states have also adopted genetic testing and privacy laws. These laws typically require a specific, written consent for genetic testing as well as consent for the disclosure of genetic test results and otherwise limit uses and disclosures of genetic testing results. A few states have adopted laws that give their residents property rights in their genetic information.
Privacy and data security laws, including those relating to health information, are complex, overlapping and rapidly evolving. As our activities evolve and expand, additional laws may be implicated. For example, the California Consumer Privacy Act of 2018, which took effect on January 1, 2020, imposes requirements and protections upon the processing of personal data, aimed at giving California consumers more visibility and control over their personal information. There are also non-U.S. privacy laws, such as the General Data Protection Regulation (GDPR) of the European Union, that impose restrictions on the transfer, access, use, and disclosure of health and other personal information. We have implemented the requirements set forth by the GDPR, which took effect on May 25, 2018. All of these laws impact our business either directly or indirectly. Our failure to comply with applicable privacy or security laws or significant changes in these laws could significantly impact our business and future business plans. For example, we may be subject to regulatory action or lawsuits in the event we fail to comply with applicable privacy laws. We may face significant liability in the event any of the personal information we maintain is lost or otherwise subject to misuse or other wrongful use, access or disclosure.
The General Data Protection Regulation (“GDPR”), which applies to all EU member states from May 25, 2018, also applies to some of our operations.
We are subject to laws and regulations related to the protection of the environment, the health and safety of employees and the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials. For example, the U.S. Occupational Safety and Health Administration (“OSHA”) has established extensive requirements relating specifically to workplace safety for healthcare employers in the U.S. This includes requirements to develop and implement multi-faceted programs to protect workers from exposure to blood-borne pathogens, including preventing or minimizing any exposure through needle stick injuries. For purposes of transportation, some biological materials and laboratory supplies are classified as hazardous materials and are subject to regulation by one or more of the following agencies: the U.S. Department of Transportation, the U.S. Public Health Service, the United States Postal Service, the Office of Foreign Assets Control, and the International Air Transport Association. We generally use third-party vendors to dispose of regulated medical waste, hazardous waste and radioactive materials and contractually require them to comply with applicable laws and regulations.
Compliance with Fraud and Abuse Laws
We have to comply with various U.S. federal and state laws, rules and regulations pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws, rules and regulations. Violations of the fraud and abuse laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid.
Anti-Kickback Statute
The federal Anti-Kickback Statute prohibits persons from knowingly or willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce:
•The referral of an individual for a service or product for which payment may be made by Medicare, Medicaid or other government-sponsored healthcare program; or
•purchasing, ordering, arranging for, or recommending the ordering of, any service or product for which payment may be made by a government-sponsored healthcare program.
The definition of “remuneration” has been broadly interpreted to include anything of value, including such items as gifts, certain discounts, waiver of payments, and providing anything at less than its fair market value. In addition, several courts have interpreted the law to mean that if “one purpose” of an arrangement is intended to induce referrals, the statute is violated.
The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services (OIG) has issued regulations, commonly known as "safe harbors." These safe harbors set forth certain requirements that, if fully met, will insulate healthcare providers, medical device manufacturers, and others, from prosecution under the Anti-Kickback Statute. Although full compliance with these safe harbor provisions ensures against prosecution under the Anti-Kickback Statute, full compliance is often difficult and the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the Anti-Kickback Statute will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. The statutory penalties for violating the Anti-Kickback Statute include imprisonment for up to five years and criminal fines of up to $25,000 per violation. In addition, through application of other laws, conduct that violates the Anti-Kickback Statute can also give rise to False Claims Act lawsuits, civil monetary penalties and possible exclusion from Medicare and Medicaid and other federal healthcare programs. In addition to the Federal Anti-Kickback Statute, many states have their own kickback laws. Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions, safe harbors or sanctions. In some states, these anti-kickback laws apply not only to payment made by a government health care program but also with respect to other payors, including commercial insurance companies.
We have and may in the future, enter into various agreements with health care providers who perform services for us, including some who make clinical decisions to use our products. All such arrangements have been structured with the intention of complying with all applicable fraud and abuse laws, including the Anti-Kickback Statute.
Other Fraud and Abuse Laws
The federal False Claims Act (FCA) prohibits any person from knowingly presenting, or causing to be presented, a false claim or knowingly making, or causing to be made, a false statement to obtain payment from the federal government. Those found in violation of the FCA can be subject to fines and penalties of three times the damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. Actions filed under the FCA can be brought by any individual on behalf of the government, a "qui tam" action, and such individual, known as a "relator" or, more commonly, as a "whistleblower," who may share in any amounts paid by the entity to the government in damages and penalties or by way of settlement. In addition, certain states have enacted laws modeled after the FCA, and this legislative activity is expected to increase. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies, including medical device manufacturers, to defend false claim actions, pay damages and penalties or be excluded from Medicare, Medicaid or other federal or state healthcare programs as a result of investigations arising out of such actions.
The federal ban on physician self-referrals, commonly known as the Stark Law, prohibits, subject to certain exceptions, physician referrals of Medicare and Medicaid patients to an entity providing certain “designated health services” if the physician or an immediate family member of the physician has any financial relationship with the entity. Penalties for violating the Stark Law include fines, civil monetary penalties and possible exclusion from federal healthcare programs. In addition to the Stark Law, many states have their own self-referral laws. Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions or safe harbors.
The anti-inducement law (Section 1128A(a)(5) of the Social Security Act), prohibits providers from offering anything of value to a Medicare or Medicaid beneficiary to induce the beneficiary to use items or services covered by either program. Additionally, the Civil Monetary Penalties Law (Section 1128A of the Social Security Act), authorizes the United States Department of Health and Human Services to impose civil penalties administratively for various fraudulent or abusive acts.
The OIG also has authority to bring administrative actions against entities for alleged violations of a number of prohibitions, including the Anti-Kickback Statute and the Stark Law. The OIG may seek to impose civil monetary penalties or exclusion from the Medicare, Medicaid and other federal healthcare programs. Civil monetary penalties can range from $2,000 to $50,000 for each violation or failure plus, in certain circumstances, three times the amounts claimed in reimbursement or illegal remuneration. Typically, exclusions last for five years.
In addition, we must comply with a variety of other laws, such as laws prohibiting false claims for reimbursement under Medicare and Medicaid, all of which can also be triggered by violations of federal anti-kickback laws; the Health Insurance Portability and Accounting Act of 1996, which makes it a federal crime to commit healthcare fraud and make false statements; and the Federal Trade Commission Act and similar laws regulating advertisement and consumer protections.
There are also an increasing number of state “sunshine” laws that require manufacturers to provide reports to state governments on pricing and marketing information. Several states have enacted legislation requiring manufacturers, including medical device companies to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales and marketing activities, and to prohibit or limit certain other sales and marketing practices. In addition, a federal law known as the Physician Payments Sunshine Act, requires manufacturers, including medical device manufacturers, to track and report to the federal government certain payments and other transfers of value made to physicians and teaching hospitals and ownership or investment interests held by physicians and their immediate family members. The federal government discloses the reported information on a publicly available website. If we fail to track and report as required by these laws or to otherwise comply with these laws, we could be subject to the penalty provisions of the pertinent state and federal authorities.
Despite extensive procedures to ensure compliance, we may also be exposed to liabilities under the U.S. Foreign Corrupt Practices Act, or FCPA, which generally prohibits companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or maintaining business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the company. We are also subject to a number of other laws and regulations relating to money laundering, international money transfers and electronic fund transfers. These laws apply to companies, individual directors, officers, employees and agents.
Environment, Health and Safety
We are subject to laws and regulations related to the protection of the environment, the health and safety of employees and the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials. For example, the U.S. Occupational Safety and Health Administration (OSHA) has established extensive requirements relating specifically to workplace safety for healthcare employers in the U.S. This includes requirements to develop and implement multi-faceted programs to protect workers from exposure to blood-borne pathogens, such as HIV and hepatitis B and C, including preventing or minimizing any exposure through needle stick injuries. For purposes of transportation, some biological materials and laboratory supplies are classified as hazardous materials and are subject to regulation by one or more of the following agencies: the U.S. Department of Transportation, the U.S. Public Health Service, the United States Postal Service and the International Air Transport Association. The U.S. Environmental Protection Agency (EPA) has also promulgated regulations setting forth importation, labelling, and registration requirements, among others, which may apply to certain products and/or establishments of the company.
Other Country Specific Requirements
In many countries outside of the United States and the EU, coverage, pricing and reimbursement approvals are also required. Additionally, many major markets are adopting regulations and requirements similar to those of the U.S. Food and Drug Administration (FDA), which require additional submission activities and management of country-specific regulatory requirements. This is being led by the International Medical Device Regulators Forum (IMDRF). This Forum consists of regulators from around the world that have signed governmental agreements to align global regulations, especially around submissions and approvals. In the long term this holds the promise of reducing volatility and complexity in the regulatory landscape.
Reimbursement
United States
In the United States, payments for diagnostic tests come from several sources, including third party payors such as health maintenance organizations and preferred provider organizations; government health care programs such as Medicare or Medicaid; and, in most cases, the patients themselves. For many years, federal and state governments in the United States have pursued methods to reduce the cost of healthcare delivery. For example, in 2010, the United States enacted major healthcare reform legislation known as the Patient Protection and Affordable Care Act (ACA). Such changes have had, and are expected to continue to have, an impact on our business. At present, Medicare payment rates are affected by across-the-board federal budget cuts commonly referred to as “sequestration.” Under sequestration, the Centers for Medicare & Medicaid Services (CMS), the federal agency responsible for administering Medicare and Medicaid, reduced Medicare payments to providers by 2% annually beginning in 2013 and through 2023.

We frequently identify value propositions on our products and communicate them to payors, providers, and patient stakeholders and attempt to positively impact coverage, coding and payment pathways. However, we have no direct control over payor decisions with respect to coverage and payment levels for our products. The manner and level of reimbursement may depend on the site of care, the procedure(s) performed, the final patient diagnosis, the device(s) and/or drug(s) utilized, the available budget, or a combination of these factors, and coverage and payment levels are determined at each payor’s discretion. Changes in reimbursement levels or methods may positively or negatively affect sales of our products in any given country for any given product. At QIAGEN, we work with several specialized reimbursement consulting companies and maintain regular contact with payors.
As government programs seek to expand healthcare coverage for their citizens, they have at the same time sought to control costs by limiting the amount of reimbursement they will pay for particular procedures, products or services. Many third-party payors have developed payment and delivery mechanisms to support cost control efforts and to focus on paying for quality. Such mechanisms include payment reductions, pay for performance metrics, quality-based performance payments, restrictive coverage policies, studies to compare effectiveness and patient outcomes, and technology assessments. These changes have increased emphasis on the delivery of more cost-effective and quality-driven healthcare.
Code Assignment. In the United States, a third-party payor's decisions regarding coverage and payment are impacted, in large part, by the specific Current Procedural Terminology, or CPT, code used to identify a test. The American Medical Association, or AMA, publishes the CPT, which identifies codes, along with descriptions, for reporting medical services and procedures. The purpose of the CPT is to provide a uniform language that accurately describes medical, surgical, and diagnostic services and therefore to ensure reliable nationwide communication among healthcare providers, patients, and third-party payors. CMS uses its own HCPCS codes for medical billing and reimbursement purposes. Level I HCPCS codes reflect current CPT codes, while Level II codes primarily represent non-physician services and Level III codes are local codes developed by Medicaid agencies, Medicare contractors and private insurers. Proprietary Laboratory Analyses (PLA) Codes are an addition to the CPT® code set approved by the AMA CPT® Editorial Panel. They are alpha-numeric CPT codes with a corresponding descriptor for labs or manufacturers that want to more specifically identify their test.
A manufacturer of in vitro diagnostic kits or a provider of laboratory services may request establishment of a Category I CPT code for a new product or the PLA Code or both. In addition, Z-Code identifiers are unique five-character alphanumeric tracking codes associated with a specific molecular diagnostic test. When a claim is submitted, it includes the associated CPT code and the Z-Code identifier is entered as a device code. Assignment of a specific CPT code ensures routine processing and payment for a diagnostic test by both private and government third-party payors.
The AMA has specific procedures for establishing a new CPT code and, if appropriate, for modifying existing nomenclature to incorporate a new test into an existing code. If the AMA concludes that a new code or modification of nomenclature is unnecessary, the AMA will inform the requestor how to use one or more existing codes to report the test.
While the AMA's decision is pending, billing and collection may be sought under an existing, non-specific CPT code. A manufacturer or provider may decide not to request assignment of a CPT code and instead use an existing, non-specific code for reimbursement purposes. However, use of such codes may result in more frequent denials and/or requests for supporting clinical documentation from the third-party payor and in lower reimbursement rates, which may vary based on geographical location.
CMS reimbursement rates for clinical diagnostic tests are defined by CPT and HCPS codes in the Clinical Laboratory Fee Schedule (CLFS). In 2012, the AMA added 127 new CPT codes for molecular pathology services that became effective on January 1, 2013. These new CPT codes are biomarker specific and were designed to replace the previous methodology of billing for molecular pathology testing, which involved “stacking” a series of non-biomarker specific CPT codes together to describe the testing performed. CMS issued final national reimbursement prices for the new CPT codes in November 2013. These federal reimbursement amounts are widely acknowledged to be lower than the reimbursement obtained by the now outdated “stacking” method, but commercial insurers and Medicare contractors are still in the process of solidifying their coverage and reimbursement policies for the testing described by these new CPT codes.
As of January 1, 2018, in accordance with the Protecting Access to Medicare Act of 2014 (PAMA), CMS began calculating Medicare reimbursement rates for certain clinical diagnostic tests using weighted median private payor rates, which are based on rate information reported by applicable laboratories. This new rate methodology means the lower reimbursement rates previously experienced in the field of molecular pathology testing now extends to additional diagnostic testing codes on the CLFS. On December 20, 2019, the President signed the Further Consolidated Appropriations Act, which included the Laboratory Access for Beneficiaries Act, or the LAB Act. The LAB Act delays by one year the reporting of payment data under PAMA for clinical laboratory diagnostic tests that are not advanced diagnostic laboratory tests. CDLT data for the collection period of January 1, 2019 through June 30, 2019, which was supposed to be reported in 2020, must now be reported between January 1, 2021 and March 31, 2021. Data reporting will then resume on a three-year cycle beginning in 2024. Under PAMA, as amended by the LAB Act, any reduction to a particular payment rate resulting from the new methodology is limited to 10% per test per year in 2020 and to 15% per test per year in each of the years 2021 through 2023.
Coverage Decisions. When deciding whether to cover a particular diagnostic test, private and government third-party payors generally consider whether the test is a medically necessary and, if so, whether the test will directly impact clinical decision making. For coverage, the testing method should be considered scientifically valid to identify the specific gene biomarker or gene mutation, and must have been demonstrated to improve clinical outcomes for the patient’s condition. Coverage of a drug therapy and its companion diagnostic are usually validated by a NCCN category 1, 2A or 2B recommendation. However, most third-party payors do not cover experimental services. Coverage determinations are often influenced by current standards of practice and clinical data, particularly at the local level. CMS has the authority to make coverage determinations on a national basis, but most Medicare coverage decisions are made at the local level by contractors that administer the Medicare program in specified geographic areas. Private and government third-party payors have separate processes for making coverage determinations, and private third-party payors may or may not follow Medicare's coverage decisions. If a third-party payor has a coverage determination in place for a particular diagnostic test, billing for that test must comply with the established policy. Otherwise, the third-party payor makes reimbursement decisions on a case-by-case basis.
Payment. Payment for covered diagnostic tests is determined based on various methodologies, including prospective payment systems and fee schedules. In addition, private third-party payors may negotiate contractual rates with participating providers, establish fee schedule rates, or set rates as a percentage of the billed charge. Diagnostic tests furnished to Medicare inpatients generally are included in the bundled payment made to the hospital under Medicare's Inpatient Prospective Payment System, utilizing Diagnosis Related Groups (DRGs) depending on the patient’s condition. Payment rates for diagnostic tests furnished to Medicare beneficiaries in outpatient settings are the lesser of the amount billed, the local fee for a geographic area, or a national limit. Each year, the fee schedule is updated for inflation and could be modified by Congress in accordance with the CLFS rules and provisions. Medicaid programs generally pay for diagnostic tests based on a fee schedule, but reimbursement varies by geographic region.
European Union
In the European Union, the reimbursement mechanisms used by private and public health insurers vary by country. For the public systems, reimbursement is determined by guidelines established by the legislator or responsible national authority. As elsewhere, inclusion in reimbursement catalogues focuses on the medical usefulness, need, quality and economic benefits to patients and the healthcare system. Acceptance for reimbursement comes with cost, use, and often volume restrictions, which again can vary by country.
Organizational Structure
QIAGEN N.V. is the holding company for more than 50 consolidated subsidiaries, many of which have the primary function of distributing our products and services on a regional basis. Certain subsidiaries also have research and development or production activities. A listing of our significant subsidiaries and their jurisdictions of incorporation is included in Note 30 "Consolidated Companies" of the Consolidated Financial Statements.
Description of Property
Our production and manufacturing facilities for consumable products are located in Germany, the United States and China. Our facilities for software development are located in the United States, Germany, Poland, Denmark and Romania. In recent years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Production management personnel are highly qualified, and many have advanced degrees in engineering, business and science. We also have installed and continue to expand production-planning systems that are included in our integrated information and control system based on the SAP R/3 business software package from SAP SE. Worldwide, we use SAP software to integrate most of our operating subsidiaries. Capital expenditures for property, plant and equipment totaled $79.9 million, $60.6 million and 2020 and 2019, respectively.
We have an established quality system, including standard manufacturing and documentation procedures, intended to ensure that products are produced and tested in accordance with the FDA's Quality System Regulations, which impose current Good Manufacturing Practice (cGMP) requirements. For cGMP production, special areas were built in our facilities in Hilden, Germany, Germantown, Maryland and Shenzhen, China. These facilities operate in accordance with cGMP requirements.
The consumable products manufactured at QIAGEN GmbH in Germany, and QIAGEN Sciences LLC in Maryland, are produced under ISO 9001: 2008, ISO 13485:2012, ISO 13485:2003 CMDCAS. Our certifications form part of our ongoing commitment to provide our customers with high-quality, state-of-the-art sample and assay technologies under our Total Quality Management system.

Our facilities in Hilden, Germany, currently occupy a total of approximately 786,000 square feet. In 2020, we made additional investments to expand production lines to meet both current demand as well as future growth. Our production capacity is increased through our manufacturing and research facilities in the United States. QIAGEN Sciences, LLC owns a 24-acre site in Germantown, Maryland. The 285,000-square-foot Germantown facility consists of several buildings in a campus-like arrangement and can accommodate over 500 employees. There is room for future expansion of up to 300,000 square feet of facility space. In 2020, we announced our plans to renovate the manufacturing facility to accommodate expanded production of testing products, including for COVID-19.
We lease facilities in Frederick, Maryland, comprising 42,000 square feet for manufacturing, warehousing, distribution and research operations and also facilities in Beverly, Massachusetts, with 44,000 square feet for enzyme manufacturing. Additionally, we have leased facilities in Redwood City, California, with 12,700 square feet for bioinformatics and 19,000 square feet in Minden, Nevada, for Service Solutions. We have shared service centers that lease facilities in Wroclaw, Poland, (65,100 square feet) and Manila, Philippines (29,300 square feet). Additionally, we lease facilities in Shenzhen, China, and Manchester, United Kingdom, for research operations. Other subsidiaries throughout the world lease smaller amounts of space. Our corporate headquarters are located in leased office space in Venlo, The Netherlands.
 We believe our existing production and distribution facilities can support anticipated production needs for the next 36 months. Our production and manufacturing operations are subject to various federal, state, and local laws and regulations including environmental regulations. We do not believe we have any material issues relating to these laws and regulations.

Operating and Financial Review and Prospects for the Period from January 1, 2020 to December 31, 2020
Results of Operations, Financial Position
Results of Operations
Overview
We are a leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis, such as identifying the DNA of a virus or a mutation of a gene. QIAGEN Digital insights integrate software and cloud-based resources to interpret increasing volumes of biological data and report relevant, actionable insights. Our automation solutions tie these together in seamless and cost-effective molecular testing workflows.
We sell our products - consumables, automated instrumentation systems using those technologies, and bioinformatics to analyze and interpret the data - to two major customer classes:
•Molecular Diagnostics - healthcare providers engaged in many aspects of patient care requiring accurate diagnosis and insights to guide treatment decisions in oncology, infectious diseases and immune monitoring. Includes Precision Medicine and companion diagnostics.
•Life Sciences - customers including government, biotechnology companies and researchers who utilize molecular testing and technologies who are generally served by public funding including areas such as medicine and clinical development efforts, forensics and exploring the secrets of life. Includes Pharma, Academia and Applied Testing customers.
We market products in more than 130 countries, mainly through subsidiaries in markets we believe have the greatest sales potential in Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. As of December 31, 2020, we employed more than 5,600 people in more than 35 locations worldwide.
Recent Acquisitions
We have made a number of strategic acquisitions and implemented other strategic transactions aiming to achieve market-leading positions with innovative technologies in high-growth areas of molecular diagnostics and research. These transactions have enhanced our product offerings and technology platforms, as well as our geographic footprint. They include:
•In September 2020, we acquired the remaining 80.1% of NeuMoDx, a company that designs and develops molecular diagnostic solutions for hospital and clinical reference laboratories. Prior to acquisition, we held a 19.9% investment in NeuMoDx and entered a strategic partnership in 2018 to commercialize next-generation, fully integrated automation systems for PCR testing. The NeuMoDx 288 (high-throughput version) and NeuMoDx 96 (mid-throughput) systems help clinical laboratories process increasing molecular test volumes and deliver more rapid diagnostic insights. We distribute these systems in Europe and other markets outside the United States.

•In January 2019, we began developing next-generation systems for digital PCR and acquired the digital PCR assets of Formulatrix, Inc., a developer of laboratory automation solutions. In 2020, we began commercialization of fully integrated digital PCR solutions, combining QIAGEN technologies and automation with the Formulatrix assets we acquired. Known as QIAcuity digital PCR, the system offers highly automated workflows, quicker time-to-result, and higher multiplexing and throughput flexibility than current digital PCR platforms. Digital PCR is one of the fastest-growing molecular testing applications in the life sciences industry. We paid Formulatrix $125.0 million in cash upon closing and paid $135.9 million during 2020 for the remaining milestone payments.
•Also in January 2019, we acquired N-of-One, Inc., a pioneer in molecular oncology decision support services, to strengthen our bioinformatics leadership in clinical NGS interpretation. The acquisition broadened the QIAGEN Digital Insights offering of software, content and service-based solutions. N-of-One’s services and content have been integrated into QIAGEN Clinical Insights (QCI), adding medical interpretation and real-world evidence insights. The N-of-One somatic cancer database, drawing upon more than 125,000 anonymized patient samples, has increased our lead as the provider of the industry’s largest genomics knowledge base.
Our financial results include the impacts of recent acquisitions from their effective dates.
We determined that we operate as one business segment in accordance with IFRS 8 Operating Segments. Our chief operating decision maker (CODM) makes decisions on business operations and resource allocation based on evaluations of the QIAGEN Group as a whole. Considering the acquisitions made during 2020, we determined that we still operate as one business segment. We provide certain revenue information by customer class to allow better insight into our operations. This information is estimated using certain assumptions to allocate revenue among the customer classes.
Year Ended December 31, 2020, Compared to 2019
Net Sales

(in millions)	2020		2019
Product type	Net sales	% of net sales	Net sales	% of net sales	% change
Consumables and related revenues	$1,615.4	86%	$1,354.1	89%	+19%
Instruments	254.9	14%	172.3	11%	+48%
Net Sales	$1,870.3		$1,526.4		+23%

Non-COVID-19 and COVID-19 products
Non-COVID-19 products	$1,252.4	67%	$1,383.1	91%	-9%
COVID-19 products	617.9	33%	143.3	9%	+331%
Net Sales	$1,870.3		$1,526.4		+23%

In 2020, we experienced significant demand for solutions used in the COVID-19 pandemic and experienced improving trends in other areas of the business during the second half of 2020.
The instruments portfolio saw strong sales growth across multiple product categories including sample preparation platforms as well as general and integrated PCR equipment and platforms. Consumables and related revenues benefited from increased output of key consumable products including sample technologies kits and testing cartridges for QIAstat-Dx and NeuMoDx instruments. Net sales were positively impacted by two percentage points from favorable currency movements against the U.S.

dollar.

(in millions)	2020		2019
Customer class	Net sales	% of net sales	Net sales	% of net sales	% change
Molecular Diagnostics	$904.0	48%	$737.1	48%	+23%
Life Sciences	966.4	52%	789.3	52%	+22%
Net Sales	$1,870.3		$1,526.4		+23%

Product group
Sample technologies	$803.9	43%	$548.4	36%	+47%
Diagnostic solutions	460.8	25%	465.5	30%	-1%
PCR / Nucleic acid amplification	363.6	19%	224.7	15%	+62%
Genomics / NGS	165.6	9%	183.8	12%	-10%
Other	76.6	4%	104.1	7%	-26%
Net Sales	$1,870.3		$1,526.4		+23%
Sample technologies were driven by strong growth in both consumables and instruments. Key drivers of this product group, which represents products involved in the first step in any molecular lab process, included COVID-19 solutions such as automated RNA extraction kits along with the launch of QIAprep&amp and improving trends in non-COVID products in the later portion of 2020.
Diagnostic solutions includes molecular testing platforms and products as well as Precision Medicine and companion diagnostic co-development revenues. This product group experienced growth due to sales of COVID testing solutions including QIAstat-Dx and NeuMoDx that was more than offset by the steep declines experienced earlier in 2020 for QuantiFERON-TB test sales that did see improving trends during the later portion of 2020 but finished the year down 21% compared to 2019.
PCR / Nucleic acid amplification involves research and applied PCR solutions and components and includes the QIAcuity digital PCR platform launched in September 2020. This product group was driven by strong growth across consumables and instruments in 2020 and also saw strong demand for OEM solutions and enzymes used in third-party diagnostic kits for COVID-19 testing.
Genomics / NGS includes universal NGS solutions as well as the full QIAGEN Digital Insights portfolio. This product group faced slower customer demand during the pandemic. Universal NGS sales were supported by initial orders of NGS-based kits used for epidemiological research of positive COVID-19 samples for viral variants during the second half of 2020.

Geographic region (in millions)	2020	2019	% change
Americas	$825.5	$722.0	+14%
Europe, Middle East and Africa	682.3	487.5	+40%
Asia Pacific, Japan and Rest of World	362.6	317.0	+14%
Net Sales	$1,870.3	$1,526.4	+23%
Top 7 emerging markets: Brazil, Russia, India, China, South Korea, Mexico and Turkey (2020: $287 million, 2019: $250 million, +14%)

EMEA led the geographic regions with 40% sales growth in 2020 due to strong performance in countries including France, the United Kingdom, Italy and Germany. EMEA was supported by one percentage point of sales growth from positive currency movements in 2020. Asia Pacific, Japan and Rest of World experienced gains during 2020 in China in part from strong QIAstat-Dx instrument sales as well as overall gains in other countries including Japan and Australia that more than offset a decline in South Korea particularly in QuantiFERON-TB tests. The Americas region benefited from significant increased demand in Brazil and Mexico throughout the year and gains in the United States in other areas of the portfolio more than offset the decline in QuantiFERON-TB tests for the full-year.

Gross Profit

(in millions)	2020	2019	% change
Gross Profit	$1,227.8	$997.6	+23%
Gross Margin	65.6%	65.4%
Generally, our consumables and related products have a higher gross margin than our instrumentation products and service arrangements and fluctuations in the sales levels of these products and services can result in changes in gross margin between periods. Gross profit in 2020 includes the shift in product mix where lower margin instrument products advanced at a faster pace than consumable products as well as higher material costs. These adverse impacts were offset by lower amortization expenses related to developed technology and patent and license rights, which have been acquired in business combinations or asset acquisitions. The amortization expense on acquisition-related intangibles within cost of sales decreased to $63.2 million in 2020 from $71.7 million in 2019. The decrease follows the full amortization of assets previously acquired in 2007. We expect that our acquisition-related intangible amortization will increase as a result of the acquisition of NeuMoDx as further discussed in Note 5 "Acquisitions and Divestitures" and in the event of future acquisitions.
Operating Expenses

	2020		2019
(in millions)	Expenses	% of net sales	Expenses	% of net sales	% change
Research and development	$(139.1)	7.4%	$(144.0)	9.4%	-3%
Sales and marketing	(434.2)	23.2%	(421.6)	27.6%	+3%
General and administrative	(110.2)	5.9%	(131.0)	8.6%	-16%
Restructuring, acquisition, integration and other, net	(159.9)	8.6%	(199.7)	13.1%	-20%
Long-lived asset impairments	(1.0)	0.1%	(154.8)	10.1%	-99%
Other operating income	1.0	0.1%	4.1	0.3%	-76%
Other operating expense	(0.6)	—%	(1.1)	0.1%	-48%
Total operating expenses	$(843.9)	45.1%	$(1,048.1)	68.7%
Income (loss) from operations	$383.9	20.5%	$(50.5)	(3.3)%
2020 results include the expenses from the discontinued tender offer while 2019 includes expense related to the decision to stop NGS instrument development and targeted efficiency improvement initiatives.
Research and Development
The overall decrease is the result of the suspended development of NGS-related instrument systems in connection with the 2019 restructuring measures discussed in Note 6 "Restructuring". In 2020, additional costs include costs associated with QIAstat menu expansion, the launch of new products including QIAprep&amp and QIAcuity as well as costs incurred following the acquisition of NeuMoDx. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development. Overall, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. Further, business combinations, along with the acquisition of new technologies, may increase research and development costs in the future. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.
Sales and Marketing
Sales and marketing expenses were primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, other promotional expense and amortization on acquisition-related intangibles. Higher costs in 2020 reflect higher share-based compensation expense as a result of an increase in estimated performance achievement and increases in freight and commissions due to higher sales, partially offset from the lockdowns and limitations resulting from the COVID-19 pandemic, such as restricted travel and postponed trade shows and exhibits as well as a decrease in amortization expense during 2020 to $20.8 million from $30.0 million in 2019. When pandemic lockdowns and restrictions are lifted, we anticipate that absolute sales and marketing costs will increase along with new product introductions and growth in sales of our products.

General and Administrative
The decrease in general and administrative expenses reflects lower share-based compensation following the 2019 restructuring measures partially offset by continued investments in information technology systems, including cyber security, across the organization as well as an increase in the personnel expenses from performance achievements due to sales volume increases.
Restructuring, Acquisition, Integration and Other, net
Restructuring, acquisition, integration and other, net expenses totaled $159.9 million during the year ended December 31, 2020 and includes acquisition expenses related to the unsuccessful acquisition attempt by Thermo Fisher of $125.5 million, including a $95.0 million expense reimbursement. Additionally, we incurred net acquisition, integration and other expenses of $32.8 million as well as $1.6 million of charges related to the 2019 Restructuring program as discussed further in Note 6. As we continue the integration of NeuMoDx, we expect additional integration costs in 2021.
During 2019, $199.7 million of restructuring, acquisition, integration and other, net expenses were incurred including $162.9 million for the 2019 Restructuring Program. Additionally, we incurred net acquisition, integration and other expenses of $36.8 million, including charges for the 2019 acquisitions as well as a $7.4 million gain from the reduction in the fair value of contingent consideration.
Long-lived Asset Impairments
Impairments to intangible assets and property, plant and equipment in 2020 totaled $1.0 million compared to $154.8 million during 2019, of which the majority of these were in connection with the 2019 restructuring measures as further discussed in Note 6 "Restructuring and Impairments".
Financial Income (Expense)

(in millions)	2020	2019	% change
Financial income	$10.0	$22.1	-55%
Financial expense	(73.0)	(75.8)	-4%
Other financial results	(166.0)	(12.6)	+1,215%
Total finance expense, net	$(229.0)	$(66.3)	+246%
Financial income includes interest earned on cash, cash equivalents and short term investments, income related to certain interest rate derivatives as discussed in Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments" and other components including the interest portion of operating lease transactions. Interest income in 2019 includes interest on higher cash balances following the issuances of cash convertible noted in November 2018.
Financial expense primarily relates to debt, discussed in Note 16 "Financial Debts" in the accompanying consolidated financial statements. During 2020, the majority of the 2021 Notes were repaid and we issued new zero coupon convertible debt due in 2027.
Other financial results in 2020 includes losses of $321.2 million related to the embedded cash conversion option on the cash convertible notes and $293.9 million related to the fair value change in the warrants and embedded conversion option discussed in Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments", $9.3 million in unrealized losses were recognized for the changes in fair market value of quoted equity securities all marketable equity securities as well as a $2.3 million loss from the sale of an equity security investment discussed in Note 7 "Financial Assets" as well as $4.1 million net losses on foreign currency transactions. These were partially offset by a gain of $322.6 million related to the change in the fair value of the equity options discussed in Note 26, a gain of $123.3 million for the sale of our investment in ArcherDX discussed in Note 7, a gain of $11.7 million related to the acquisition date fair value of the minority interest of NeuMoDx discussed in Note 5, gains of $5.0 million from investments accounted for under the equity method discussed in Note 11, a gain $2.6 million related to the change in fair value of interest rate derivatives also discussed in Note 26 and a total of $1.6 million in gains related to prior sales of assets.
During 2019, other financial results includes losses of $104.1 million related to the change in fair value of the equity options and $17.4 million related to the fair value change in the warrants and embedded conversion option, $5.7 million of net losses on foreign currency transactions and a $4.8 million impairment of an unquoted equity security in 2019 discussed further in Note 6. This were partially offset by gains of $107.0 million related to the embedded cash conversion option on the cash convertible notes, a gain of $7.8 million of upward adjustments resulting from observable price changes for unquoted equity securities, $3.7 million of gains related to the change in fair value of interest rate derivatives and gains of $2.1 million from investments accounted for under the equity method.
QIAGEN N.V.'s presentation currency is the U.S. dollar, and most of our subsidiaries' functional currencies are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders' equity at historical rates. Translation gains or losses are recorded in shareholders' equity, and transaction gains and losses are reflected in net income.
Provision for Income Taxes

(in millions)	2020	2019	% change
Income (loss) before income taxes	$154.9	$(116.7)	-233%
Income taxes	(81.3)	47.0	-273%
Net income (loss)	$73.6	$(69.8)
Effective tax rate	52.5%	40.2%
Our effective tax rates differ from The Netherlands statutory tax rate of 25% due in part to our operating subsidiaries being exposed to effective tax rates ranging from zero to 35%. Fluctuations in the distribution of pre-tax income (loss) among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. In 2020 and 2019, our effective tax rates were 52.5% and 40.2%, respectively. The comparison is impacted by pre-tax book income which was higher in 2020 reflecting higher operating income in the current year due to the significant demand for solutions used in COVID-19 testing. This compares to pre-tax book loss in 2019 which reflects the restructuring charges incurred during the third quarter of 2019. The effective tax rate reflects the nondeductibility of the $293.9 million loss recorded for fair value changes in the convertible debt embedded conversion options and the potential nondeductibility of the $95.0 million expense reimbursement paid in connection with the unsuccessful acquisition attempt by Thermo Fisher. Additionally, we record partial tax exemptions on foreign income primarily derived from operations in Germany, the Netherlands and Singapore. These foreign tax benefits are due to a combination of favorable tax laws, rules, and exemptions in these jurisdictions, including intercompany foreign royalty income in Germany which is statutorily exempt from trade tax. Further, we have intercompany financing arrangements in which the intercompany income is nontaxable or partially exempt or subject to lower statutory tax rates. During 2020, we have intercompany financing arrangements through Dubai, and through mid-2019 had arrangements through Luxembourg and Ireland.
In future periods, our effective tax rate may fluctuate from similar or other factors as discussed in “Changes in tax laws or their application could adversely affect our results of operations or financial flexibility” in Principle Risks and Uncertainties.
Liquidity and Capital Resources
To date, we have funded our business primarily through internally generated funds, debt, and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities including capital expenditure requirements and acquisitions. As of December 31, 2020, we had cash and cash equivalents of $598.0 million and current financial assets of $117.2 million. As of December 31, 2019, we had cash and cash equivalents of $622.5 million, restricted cash of $5.7 million and current financial assets of $107.1 million. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2020, cash and cash equivalents had decreased by $31.2 million from December 31, 2019, primarily as a result of cash used in financing activities of $74.3 million and cash used in investing activities of $453.3 million partially offset by cash provided by operating activities of $492.3 million. As of December 31, 2020 and 2019, we had working capital of $1.03 billion and $560.3 million, respectively.
Cash Flow Summary

(in millions)	2020	2019
Net cash provided by operating activities	$492.3	$367.0
Net cash used in investing activities	$(453.3)	$(237.0)
Net cash used in financing activities	$(74.3)	$(661.7)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	$4.1	$0.8
Net decrease in cash, cash equivalents and restricted cash	$(31.2)	$(530.9)
Operating Activities. For the years ended December 31, 2020 and 2019, we generated net cash from operating activities of $492.3 million and $367.0 million, respectively. While net income was $73.6 million in 2020, non-cash components in income included $210.0 million of depreciation and amortization, a gain of $121.8 million on sales of equity securities primarily related to the sale of the investment in ArcherDX as discussed in Note 7 "Financial Assets", $42.3 million of amortization of debt discount and issuance costs and $40.9 million of share-based compensation. Operating cash flows include a net decrease in working capital of $101.0 million excluding changes in fair value of derivative instruments. The current period change in working capital is primarily due to increased inventories in order to meet the increase in demand and decreased other current liabilities following cash payments made in connection with the 2019 restructuring measures. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.
Investing Activities. Approximately $453.3 million of cash was used in investing activities during 2020, compared to $237.0 million during 2019. Investing activities during 2020 consisted principally of $239.6 million in cash paid for acquisitions, net of cash acquired, primarily for NeuMoDx, $224.3 million paid for intangible assets including $135.9 million of the remaining milestone payments for the digital PCR assets acquired from Formulatrix in 2019, $79.9 million in cash paid for purchases of property and equipment which includes the investments we are making in expanded production capacity, $53.4 million paid for collateral assets and $49.8 million for purchases of short-term investments. This is partially offset by $181.2 million from the sale of short-term investments and $25.6 million net proceeds from the sales of investments in privately held companies as discussed in Note 7.
Cash used in investing activities in 2019 includes $214.3 million paid for intangible assets primarily related to the asset acquisition from Formulatrix, $294.0 million for purchases of short-term investments and $60.6 million purchases of property, plant and equipment partially offset by $396.1 million from the sale of short-term investments.
Financing Activities. For the year ended December 31, 2020, cash used in financing activities was $74.3 million. Financing activities during 2020 consisted primarily of net payments of $468.6 million in connection with the final conversion, redemption and termination of the 2021 Cash Convertible Notes as discussed in Note 16 "Financial Debts" as well as $64.0 million for repurchases of QIAGEN shares. This was partially offset by $497.6 million in proceeds from the issuance of the 2027 Zero Coupon Convertible Notes.
In 2019, cash used in financing activities totaled $661.7 million primarily due to $506.4 million of repayments of long-term debt and repurchases of QIAGEN shares of $74.5 million.
Other Factors Affecting Liquidity and Capital Resources
As of December 31, 2020, we carry $1.9 billion of long-term debt, of which $42.5 million is current. We also held $109.0 million of leases as of December 31, 2020.
In December 2020, we issued $500.0 million aggregate principal amount of zero coupon Convertible Notes due in 2027 (2027 Notes). The 2027 Notes will mature on December 17, 2027 unless converted in accordance with their terms prior to such date as described more fully in Note 16 "Financial Debts".
In November 2018, we issued $500.0 million aggregate principal amount of Cash Convertible Senior Notes which is due in 2024 (2024 Notes). Interest on the 2024 Notes is payable semiannually in arrears at a rate of 1.000% per annum. The 2024 Notes will mature on November 13, 2024 unless repurchased or converted in accordance with their terms prior to such date.
In September 2017, we issued $400.0 million aggregate principal amount of Cash Convertible Senior Notes which are due in 2023 (2023 Notes). Interest on the 2023 Notes is payable semiannually in arrears at a rate of 0.500% per annum. The 2023 Notes will mature on September 13, 2023 unless repurchased or converted in accordance with their terms prior to such date.
Additionally in 2017, we completed a German private placement consisting of several tranches denominated in either U.S. dollars or Euro at either floating or fixed rates and due at various dates through June 2027 as described in Note 16 "Debt".
In December 2020, we obtained a €400 million syndicated revolving credit facility with a contractual life of three years with the ability to extend by one year two times. No amounts were utilized at December 31, 2020. The facility can be utilized in Euro and bears interest of 0.525% to 1.525% above EURIBOR, and is offered with interest periods of one, three or six months. The interest rate is linked to our environmental, social and governance (ESG) performance. We have additional credit lines totaling €27.0 million with no expiration date, none of which were utilized as of December 31, 2020.
In March 2014, we issued Cash Convertible Senior Notes of which $0.2 million remains outstanding as of December 31, 2020 and will be repaid at maturity on March 19, 2021.
In October 2012, we completed a U.S. private placement with three series at a weighted average interest rate of 3.66%. The following two series remain outstanding at December 31, 2020: (1) $300 million 10-year term due in 2022 (3.75%); and (2) $27 million 12-year term due in 2024 (3.90%).
In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $26.6 million based on the achievement of certain revenue and operating results milestones as further discussed in Note 20 "Commitments and Contingencies".

In May 2019, we announced our sixth share repurchase program of up to $100 million of our common shares. During 2020, we repurchased 1.3 million QIAGEN shares for $64.0 million (including transaction costs). This program ended in December 2020. Repurchased shares will be held in treasury in order to satisfy various obligations, which include employee share-based remuneration plans.
We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional equity or debt financing.
We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from any public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, any global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.
Quantitative and Qualitative Disclosures About Market Risk
Our market risk relates primarily to interest rate exposures on cash, short-term investments and borrowings and foreign currency exposures. Financial risk is centrally managed and is regulated by internal guidelines which require a continuous internal risk analysis. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments relating to interest rate and foreign exchange risks. In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest rates. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. All derivatives are recognized as either assets or liabilities in the balance sheet and are measured at fair value with any change in fair value recognized in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness, to the extent that the derivatives are not covered by collateral agreements with the respective counterparties.
Foreign Currency Derivatives. As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts, options and cross-currency swaps.
Interest Rate Derivatives. We are using interest rate derivatives to align our portfolio of interest bearing assets and liabilities with our risk management objectives. We have entered into interest rate swaps in which we agreed to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.
Further details of our derivative and hedging activities can be found in Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments" to the accompanying consolidated financial statements.
Interest Rate Risk
At December 31, 2020, we had $597.0 million in cash and cash equivalents as well as of $117.2 million of current financial assets. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
Borrowings against lines of credit are at variable interest rates. We had no amounts outstanding against our lines of credit at December 31, 2020. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
At December 31, 2020, we had $1.9 billion of financial debt. Through the use of interest rate derivatives we have swapped $200 million of our fixed rate debt into a variable interest rate based on the 3-months LIBOR. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements, as the increased interest expense would have been off-set by increased interest income from our variable rate financial assets.

Foreign Currency Exchange Rate Risk
As a global enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intra-group transactions.
A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Chinese renminbi, Turkish lira, Brazilian real, Indian rupee, Swiss franc, and Canadian and Australian dollars. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. In general terms, depreciation of the U.S. dollar against our other foreign currencies will increase reported net sales. However, this effect is, at least partially, offset by the fact that we also incur substantial expenses in foreign currencies.
We have significant production and manufacturing facilities located in Germany and intercompany sales of inventory also expose us to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the manufacturing subsidiary. We use an in-house bank approach to net and settle intercompany payables and receivables as well as intercompany foreign exchanged swaps and forward contracts in order to centralize the foreign exchange rate risk to the extent possible. We have entered in the past and may enter in the future into foreign exchange derivatives including forwards, swaps and options to manage the remaining foreign exchange exposure.
Employees
As of December 31, 2020, we employed 5,610 individuals, of which 16% worked in research and development, 39% in sales, 28% in production, 6% in marketing and 11% in administration.

Region	Research & Development	Sales	Production	Marketing	Administration	Total
Americas	210	575	392	71	80	1,328
Europe, Middle East & Africa	642	825	1,030	177	385	3,059
Asia Pacific & Rest of World	50	792	144	82	155	1,223
December 31, 2020	902	2,192	1,566	330	620	5,610
At December 31, 2019, we employed 5,096 individuals. Management believes that its relations with regional labor unions and employees are good.
As a company headquartered in the European Union, freedom of association and collective bargaining are cornerstones of the good relationship between management and representatives of employees. A significant portion of workforce is employed in the Organization for Security and Co-Operation in Europe (OSCE) member states and in all regions where we operate, we comply with all applicable laws regarding freedom of association and collective bargaining and respect local laws and regulations concerning labor relations. We strive to respect and promote human rights and our commitment on this issue can be found in our Human Rights Policy available on our website. This policy is communicated to all employees globally on an ongoing basis via the company intranet and also given to newly hired employees. We strive to foster an open-door workplace culture where employees are able to approach management and/or Human Resources about their concerns without fear of retaliation. Our policy states that employees may communicate openly with management regarding their working conditions without threat of reprisal, intimidation or harassment.
Depending on local law and custom, there are different types of employment ranging from long-term fixed contracts to temporary positions, also including flexible time and programs for parents returning from childcare. In 2020, part-time employees represented 3.0% of our workforce (2019: 3.0%) and temporary employees represented 2.1% with QIAGEN contract / fixed-term work contract (2019: 1.24%).

Human Capital
The skills, knowledge, dedication and passion of our employees are critical for the success of QIAGEN. We want to recruit, support and retain the best employees, offering performance-based remuneration, development opportunities and measures to balance work and family life. We are committed to diversity in our teams, fueling innovation and engagement with our customers and business partners. In a fast-changing, competitive business environment, QIAGEN has a significant commitment to being an employer of choice and further enhancing our position as a great place to work. At the end of 2020, QIAGEN had 5,610 full-time equivalent employees, an increase of 10% from 5,096 at the end of 2019.
Recognizing that our employees are the key to our success, we seek to be a great place to work. In 2020, we were once again recognized as a “Top Employer” in Germany by the Top Employer Institute, a global authority on recognizing excellence in people practices. Also in 2020, our subsidiary in Brazil was certified for the first time as a “Great Place to Work,” and awarded one of the “Best Workplaces” in healthcare as well as Top 5 in diagnostic medicine. Finally, our U.S. headquarters in Germantown, Maryland, was awarded five different awards by the Alliance for Workplace Excellence (AWE), including the Workplace Excellence Seal of Approval, Diversity Champion Award, and Best Practices Supporting Workers 50+.
We are committed to creating an environment that is rich in diversity and empowers all employees. Diverse teams strengthen our organization through the variety of ideas, perspectives and approaches they bring to our business. Our teams outperform and succeed when they are composed of individuals with the widest possible range of personalities, backgrounds and traits. That’s why we value each person’s uniqueness and maintain an environment where all individuals can contribute to our success based on their strengths and characteristics. In 2020, our multicultural workforce was composed of at least 80 nationalities with an average age of 40.1. With 48% women, we are well balanced in terms of gender on an aggregate level. Our strategic initiative on gender diversity, which began in 2018, has yielded remarkable results in the past years, particularly with regard to leadership positions. The participation of women in leadership roles rose from just under 28% in 2018 to just under 32% in 2020 as a result of a series of initiatives to drive awareness, engagement, and development of this area among our leadership team.
Employee development is viewed as integral to the success of creating lasting value for our customers, patients, colleagues, partners, and shareholders. We offer opportunities to work on exciting tasks and projects in an engaging work environment. Employees join QIAGEN and stay with QIAGEN because they can see how their work makes a difference to people’s lives everywhere in the world. We offer various training platforms that provide the possibility to either use our global e-learning portfolio or to participate in personal trainings usually offered in a blended format. The focus is on job-specific skills, compliance, competencies and leadership development. In 2020, we ran a mix of virtual instructor-led and e-learning courses. All in person trainings were put on hold in 2020 due to the COVID-19 pandemic.
Internal and external ratings have improved significantly and support our preferred position in the global working environment. Specific retention targets have been met with a 9% voluntary turnover rate for the total workforce and a voluntary turnover rate of 5% for the management level in 2020.
Since the creation of QIAGEN, management has formed a culture that seeks to attract and retain the best talent worldwide and reward associates for performance. This compensation system fosters a focus on achieving corporate strategic initiatives as well as personal accountability. We participate in various compensation benchmarking surveys that provide information on the level and mix of compensation awarded by companies and industries for a broad range of positions around the world. In the case of QIAGEN, these include many peer life science and diagnostics companies based in the U.S. QIAGEN has a “pay for performance” culture, with the compensation of employees linked to the achievement of corporate financial and individual performance goals. Business goals are established by senior management. These goals are set at ambitious levels each year to motivate and drive performance, with a focus on both short-term and long-term quantifiable objectives. Furthermore, to align our compensation programs with the interests of shareholders, management levels receive a portion of their total compensation in the form of long-term compensation, which is granted as equity as a reward for performance.
In 2020 as a consequence of the global pandemic, a large portion of our employees worked remotely beginning in the first quarter of 2020 and continuing throughout the year. For our essential workers and in our locations where a small number of employees continued to work on site, we implemented safety measures including routine on-site testing at critical manufacturing facilities to reduce the risk of COVID-19 transmission.
For more information about our human capital, please also see the Non-Financial Statement section of this Annual Report.

Risk Management:
Our risk management approach embodies the key elements of a sound risk management system including (1) active Supervisory Board and senior management involvement; (2) adequate policies and procedures; (3) adequate risk management; monitoring and information systems; and (4) comprehensive internal controls.

QIAGEN is managed by a Managing Board and an independent Supervisory Board appointed by the General Meeting of Shareholders. One of the Managing Board's responsibilities is the oversight of the risk management system. The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of the risk management system. These policies and procedures are embodied in our corporate governance, code of ethics and financial reporting controls and procedures. A variety of functional experts evaluate these business risks, attempting to mitigate and manage these risks on an ongoing basis.
Identified risks are subdivided into three types:
•A base business risk that is specific to us or our industry and threatens our existing business;
•A business growth risk that is specific to us or our industry and threatens our future business growth; and
•An underlying business risk that is not specific to us or our industry, but applies to a larger number of public companies.
All identified risks are evaluated based on their likelihood of occurring and their potential impact (estimated in monetary terms) in disrupting our progress in achieving our business objectives. The overall risk management goal is to identify risks that could significantly threaten our success and to allow management on a timely basis the opportunity to successfully implement mitigation actions. The results of the risk assessment, and any updates, are reported to the Audit Committee of the Supervisory Board on a regular basis. A detailed risk reporting update is provided each quarter to the Audit Committee for specific risks that have been newly identified or have changed since the previous assessment. At least once on an annual basis, the Supervisory Board discusses the corporate strategy and business risks as well as the results of an assessment by the Managing Board and the Audit Committee of the structure and operations of the internal risk management and control systems, including any significant changes.
Our corporate governance structure is based on a strong framework that outlines the responsibilities of our Managing and Supervisory Boards (discussed in more detail in Shareholdings and Other Information section of this Annual Report) and the function of the Audit Committee of the Supervisory Board (discussed in more detail in the Corporate Governance Report section of this Annual Report). We maintain adequate internal controls over financial reporting to ensure the integrity of financial reporting, which is described further in the Corporate Governance Report section of this Annual Report. Additionally, we have a Compliance Committee that consists of senior executives from various functional areas who are responsible for ensuring compliance with legal and regulatory requirements, as well as overseeing the communication of corporate policies, including our Code of Ethics as described further in the Non-Financial Statement section of this Annual Report.

Risk Types
Base Business Risk
•Identification and monitoring of competitive business threats
•Monitoring complexity of product portfolio
•Monitoring dependence on key customers for single product groups
•Reviewing dependence on individual production sites or suppliers
•Evaluating purchasing initiatives, price controls and changes to reimbursements
•Monitoring production risks, including contamination prevention, high-quality product assurance
•Ensuring ability to defend against intellectual property infringements and maintain competitive advantage after expiration

Business Growth Risk	•Managing development and success of key R&D projects •Managing successful integration of acquisitions to achieve anticipated benefits
Underlying Business Risk
•Evaluating financial risks, including economic risks and currency rate fluctuations
•Monitoring financial reporting risks, including multi-jurisdiction tax compliance
•Reviewing possible asset impairment events
•Assessing cyber security, compliance and legal risks, including safety in operations and environmental hazard risks, compliance with various regulatory bodies and pending product approvals
•Monitoring risks of FCPA (Foreign Corrupt Practices Act) or antitrust concerns arising from a network of subsidiaries and distributors in foreign countries

The risks described below are listed in the order of our current view of their expected significance. Describing the risk factors in order of significance does not imply that a lower listed risk factor may not have a material adverse impact on our results of operations, liquidity or capital resources.

Our continued growth is dependent on the development and success of new products.
Rapid technological change and frequent new product introductions are typical in the markets we serve. Our success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements, for example products in response to SARS-CoV-2. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product and are reluctant to switch after these efforts. To the extent that we fail to introduce new and innovative products, or such products suffer significant delays in development or are not accepted in the market, we may lose market share to our competitors that would be difficult or impossible to regain. An inability to successfully develop and introduce new products, for technological or other reasons, could reduce our growth rate or otherwise have an adverse effect on our business. In the past, we have experienced delays in the development and introduction of products, including regulatory approvals, or decisions to stop development of projects, and we may experience delays or make decisions to stop certain products in the future.
As a result, we cannot assure you that we will keep pace with the rapid rate of change in our markets or that our new products will adequately meet the requirements of the marketplace, achieve market acceptance or regulatory approval, or compete successfully with companies offering similar or new technologies. Some of the factors affecting market acceptance of new products include:
•    availability, quality and price relative to existing competitor products;
•    the timing of introduction of the new product relative to competitive products;
•    opinions of the new product’s utility;
•    citation of the new product in published research;
•    regulatory trends and approvals; and
•    general trends in life sciences research, applied markets and molecular diagnostics.
In the development of new products we may make significant investments in intellectual property, software solutions and manufacturing capacity. These investments increase our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until products potentially reach a minimum level of market acceptance. The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.
Our continued growth depends significantly on the success of new products in the molecular testing markets we serve and our ability to scale manufacturing capacities to meet customer demands. Important product programs include our modular medium-throughput QIAsymphony automation platform, QIAstat-Dx system for one-step, fully integrated molecular analysis of hard-to-diagnose syndromes, the high-throughput NeuMoDx 288 and mid-throughput NeuMoDx 96 fully integrated PCR automation systems, sample and assay technologies designed for use with QIAGEN instruments or with "universal" automation systems and instruments, and bioinformatics solutions to analyze and interpret complex genomic data. In addition, in 2020 we launched the QIAcuity digital PCR series of platforms with fully-integrated solutions that simplify digital PCR workflows.
The speed and level of adoption of our new automation platforms will affect sales not only of instrumentation but also of consumables – sample and assay kits – designed to run on the systems. The rollouts of new automation platforms are intended to drive the dissemination and increasing sales of consumables for these systems. We are developing or co-developing new kits for each of these platforms and seeking regulatory approvals for a number of these new products. In turn, the availability and regulatory approval of more tests for processing on QIAsymphony, QIAstat-Dx and NeuMoDx systems, especially molecular assays for specific diseases or companion diagnostics paired with new drugs, will influence the value of the instruments to prospective buyers. Slower adoption of QIAsymphony, including the complete QIAsymphony RGQ system, the QIAstat-Dx, NeuMoDx and QIAcuity systems, could significantly affect sales of products designed to run on these platforms.
An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business.
Our business has grown in recent years, with total net sales increasing to $1.87 billion in 2020 from $1.34 billion in 2016. We have made a series of acquisitions in recent years, including the acquisitions of NeuMoDx Molecular, Inc. in 2020, N-of-One in January 2019, STAT-Dx Life, S.L. in 2018, and OmicSoft Corporation in 2017, to complement internal research and development activities. We intend to identify and acquire other businesses in the future that support our strategy to build on our global leadership position in Sample to Insight solutions focused on molecular testing. The successful integration of acquired businesses requires a significant effort and expense across all operational areas.
We continue to make investments to expand our existing business operations. These projects increase our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until we more fully utilize the additional capacity of these facilities. In addition, we have invested in establishing and expanding shared service centers in Poland and the Philippines, opening new commercial operations in emerging markets to expand our geographic footprint, and implementing digitization of business processes to increase sales growth while also enhancing operational efficiencies. The expansion of our business and the addition of new personnel may place a strain on our management and operational systems. As we continue to upgrade our operating and financial systems, as well as expand the geographic presence of our operations, we intend to continue to assess the need to reallocate existing resources or hire new employees, as well as increase responsibilities for both existing and new management personnel.
Our future operating results will depend on our ability to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, integrate acquired businesses, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion or acquisitions successfully, and any inability to do so could have a material adverse effect on our results of operations.
Our acquisitions expose us to new risks, and we may not achieve the anticipated benefits of acquisitions of technologies and businesses.
During the past several years, we have acquired and integrated a number of companies through which we have gained access to new technologies, products and businesses that complement our internally developed product lines. In the future, we expect to acquire additional technologies, products or businesses to expand our operations. Acquisitions expose us to new operating and financial risks, including risks associated with the:
•    assimilation of new products, technologies, operations, sites and personnel;
•    integration and retention of fundamental personnel and technical expertise;
•    application for and achievement of regulatory approvals or other clearances;
•    diversion of resources from our existing products, business and technologies;
•    generation of sales;
•    implementation and maintenance of uniform standards and effective controls and procedures;
•    exposure to cyber security risks or compromise of acquired entities;
•    maintenance of relationships with employees, customers and suppliers, and integration of new management personnel;
•    issuance of dilutive equity securities;
•    incurrence or assumption of debt and contingent liabilities;
•    amortization or impairment of acquired intangible assets or potential businesses; and
•    exposure to liabilities of and claims against acquired entities or personnel, including patent litigation.
Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.
Global economic conditions could adversely affect our business, results of operations and financial condition.
Our results of operations could be materially affected by adverse general conditions in the global economy and financial markets. Potentially adverse changes that may come from the United Kingdom's exit from the European Union ("Brexit") are not fully understood, as the actual impact from Brexit will depend on many factors, including the ability of both the United Kingdom and European Union authorities to provide a path forward with minimal disruption. In the near term we anticipate the largest potential exposures to be on supply chain with our United Kingdom-based suppliers and the local operations for our domestic United Kingdom business and pharma development activities. There also is a risk of loss of revenue, penalties due to delayed deliveries and currency losses, or other unforeseen costs which would negatively impact margins.
During challenging economic times, access to financing in the global financial markets has also been adversely affected for many businesses. The uncertainty surrounding the resolution of the economic and sovereign debt crisis in Europe continues to have a negative impact on financial markets and economic conditions more generally. Our customers may face internal financing pressures that adversely impact spending decisions or the ability to purchase our products, or that lead to a delay in collection of receivables and thus negatively impact our cash flow. A severe or prolonged economic downturn could result in a variety of risks to our business that would adversely impact our results of operations, including the reduction or delay in planned improvements to healthcare systems in various countries, the reduction of funding for life sciences research, and intensified efforts by governments and healthcare payors regarding cost-containment efforts.
Our results of operations could also be negatively impacted by any governmental actions or inaction resulting in automatic government spending cuts (sequestration) that may take effect, particularly in terms of federal government funding in the United States. These conditions may add uncertainty to the timing and budget for investment decisions by our customers, particularly researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health (NIH) and similar bodies.
As is the case for many businesses, we face the following risks in regard to financial markets:
•    severely limited access to financing over an extended period of time, which may affect our ability to fund our growth strategy and could result in delays to capital expenditures, acquisitions or research and development projects;
•    failures of currently solvent financial institutions, which may cause losses from our short-term cash investments or our hedging transactions due to a counterparty’s inability to fulfill its payment obligations;
•    inability to refinance existing debt at competitive rates, reasonable terms or sufficient amounts; and
•    increased volatility or adverse movements in foreign currency exchange rates.
Our global operations may be affected by actions of governments, global or regional economic or public health developments, weather or transportation delays, natural disasters or other force majeure events (collectively, unforeseen events) which may negatively impact our suppliers, our customers or us.
Our business involves operations around the world. Our primary consumable manufacturing facilities are located in Germany, the U.S. and China. We have established sales subsidiaries in numerous countries and our products are sold through independent distributors serving more than 40 additional countries. Our global footprint exposes us to unforeseen events, such as the December 2019 outbreak of the novel coronavirus (COVID-19) and the resulting global pandemic. Our facilities may be harmed by unforeseen events, and in the event that we or our customers are affected by a disaster, we may experience delays or reductions in sales or production, increased costs, or we may be required to identify alternate suppliers and/or rely on third-party manufacturers.
To the extent that our suppliers are impacted by a natural disaster or other disruption, we may experience periods of reduced production. Any unexpected interruptions in our production capabilities may lead to delayed or lost sales and may adversely affect our results of operations for the affected period.
In addition, to the extent we temporarily shut down any facility following such an unforeseen event, we may experience disruptions in our ability to manufacture or ship products to customers or otherwise operate our business. Many of our products are manufactured in a single location and we may experience adverse effects to the extent these manufacturing operations are disrupted. While our global operations give us the ability to ship product from alternative sites, we may not be able to do so because our customers’ facilities are shut down or the local logistics infrastructure is not functioning, and our sales will suffer.
Damage to our property due to unforeseen events and the disruption of our business may be covered by insurance, but this insurance may not be sufficient to cover all of our potential losses, and such insurance may not continue to be available to us on acceptable terms, or at all. In addition, we may incur incremental costs following an unforeseen event, which will reduce profits and adversely affect our results of operations.
We depend on suppliers for materials used to manufacture our products, and if shipments from these suppliers are delayed or interrupted, we may be unable to manufacture our products.
We buy materials to create our products from a number of suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation and chemicals, are available only from a single source. If supplies from these vendors are delayed or interrupted for any reason, we may not be able to obtain these materials in a timely manner or in sufficient quantities or qualities to produce certain products, and this could have an adverse impact on our results of operations.
We rely heavily on air cargo carriers and other overnight logistics services, and shipping delays or interruptions could harm our business.
Our customers in the scientific research markets typically keep only a modest inventory of our products on hand, and consequently require overnight delivery of purchases. As a result, we rely heavily on air cargo carriers and logistic suppliers. If overnight services are suspended or delayed, and other delivery carriers and logistic suppliers cannot provide satisfactory services, customers may suspend a significant amount of their work. The lack of adequate delivery alternatives would have a serious adverse impact on our results of operations.
Changes in tax laws or their application or the termination or reduction of certain government tax incentives, could adversely impact our overall effective tax rate, results of operations or financial flexibility.
Our effective tax rate reflects the benefit of some income being partially exempt from income taxes due to various intercompany operating and financing activities. The benefit also derives from our global operations, where income or loss in some jurisdictions is taxed at rates higher or lower than The Netherlands’ statutory rate of 25%. Changes in tax laws or their application with respect to matters such as changes in tax rates, transfer pricing and income allocation, utilization of tax loss carryforwards, intercompany dividends, controlled corporations, and limitations on the deductibility of interest and foreign related-party expenses, and changes to tax credit mechanisms, could increase our effective tax rate and adversely affect our results of operations and limit our ability to repurchase our Common Shares without experiencing adverse tax consequences. The increased tax burden as a result of changes in law may adversely affect our results of operations. Additionally, if our tax positions are challenged by tax authorities or other governmental bodies, such as the European Commission, we could incur additional tax liabilities, which could have an adverse effect on our results of operations, financial flexibility or cash flow.
We rely on secure communication and information systems and are subject to privacy and data security laws which, in the event of a disruption, breach, violation or failure, could adversely affect our business.
We rely heavily on communications and information systems to conduct our business. In the ordinary course of business, we collect and store sensitive data, including our own intellectual property and other proprietary business information and that of our customers, suppliers and business partners, as well as personally identifiable information of our customers and employees, in our data centers and on our networks or in the cloud. Our operations rely on the secure processing, storage and transmission of confidential and other information on both our own, or cloud-based, computer systems and networks. We have made significant investments to ensure our employees are aware of cyber security risks facing our company and how to prevent data breaches. We have modernized our cyber security tools, and are continually modernizing our cyber security processes, in an attempt to keep pace with evolving cyber security risks. In spite of our efforts, we are unable to completely eliminate these risks and occasionally experience minor cyber security incidents. External phishing emails (occurring outside of our computer services) are a growing threat our customers are facing. These emails could lead to the disclosing of intellectual property or personally identifiable information, which could lead to financial harm or reputational damage. While our cyber security team works diligently with our employees around the world, as well as with our customers, to mitigate these threats by helping to identify and analyze phishing emails, we cannot guarantee that sensitive data will not be lost or stolen.
A breach in cyber security due to unauthorized access to our computer systems or misuse could include the misappropriation of assets or sensitive information, the corruption data or other operational disruption. Failures to our computer systems and networks could be caused by internal or external events, such as incursions by intruders or hackers, computer viruses, failures in hardware or software, or cyber terrorists. If we do experience a breach or failure of our systems, we could experience potentially significant operational delays resulting from the disruption of systems, loss due to theft or misappropriation of assets or data, or negative impacts from the loss of confidential data or intellectual property. We may face significant liability in the event personal information we maintain is lost or otherwise subject to misuse or other wrongful use, access or disclosure. Further, we could experience negative publicity resulting in reputation or brand damage with customers or partners.
Additionally, we are subject to privacy and data security laws across multiple jurisdictions, including those relating to the storage of health information, which are complex, overlapping and rapidly evolving. In the U.S., individual states regulate requirements and have authority over privacy and personal data protection. For example, the California Consumer Privacy Act of 2018, which took effect on January 1, 2020, imposes expansive new requirements and protections upon the processing of personal data, aimed at giving California consumers more visibility into and control over their personal information There are also European privacy laws, such as the General Data Protection Regulation (GDPR) of the European Union, that impose restrictions on the transfer, access, use and disclosure of health and other personal information. We have implemented the requirements set forth by the GDPR, which took effect on May 25, 2018. As our activities continue to evolve and expand, we may be subject to additional laws that impose further restrictions on the transfer, access, use and disclosure of health and other personal information, which may impact our business either directly or indirectly. A failure to comply with applicable privacy or security laws or significant changes in these laws could subject us to costly regulatory action or lawsuits and could adversely impact our reputation, business and future business plans. For example, we may be subject to regulatory action or lawsuits in the event we fail to comply with applicable privacy laws.
We may encounter delays in receipt, or limits in the amount, of reimbursement approvals and public health funding, which may impact our ability to grow revenues in the healthcare market or negatively impact our profitability.
Changes in the availability or reimbursement of our diagnostic testing products by insurance providers and health maintenance organizations could also have a significant adverse impact on our results of operations. Third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests that involve new technologies or provide novel diagnostic information. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on suppliers to reduce their prices. Since each third-party payor often makes reimbursement decisions on an individual patient basis, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical data supporting the clinical benefits of each of our products. As a result, there can be no assurance that reimbursement approvals will be obtained, and the process can delay the broad market introduction of new products. If third-party reimbursement is not consistent or financially adequate to cover the cost of our products, this could limit our ability to sell our products or cause us to reduce prices, which would adversely affect our results of operations.

Further, the ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third-party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. With evolving political realities in the United States, certain sections of the Patient Protection and Affordable Care Act of 2010 (ACA) have not been fully implemented and the direction of healthcare policy is unpredictable. Uncertainty around the future of the ACA, and in particular the impact to reimbursement levels, may lead to uncertainty or delay in the purchasing decisions of our customers, which may in turn negatively impact our product sales. In accordance with the Protecting Access to Medicare Act of 2014 (PAMA), the Centers for Medicare & Medicaid Services calculate Medicare reimbursement rates for certain clinical diagnostic tests using weighted median private payor rates, which are based on rate information reported by applicable laboratories. This new rate methodology means the lower reimbursement rates previously experienced in the field of molecular pathology testing now extend to additional diagnostic testing codes on the Clinical Laboratory Fee Schedule (CLFS). If there are not adequate reimbursement levels, our business and results of operations could be adversely affected.
Reduction in research and development budgets and government funding may result in reduced sales.
Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. Fluctuations in the research and development budgets of these organizations could have a significant adverse effect on demand for our products. Research and development budgets are affected by changes in available resources, the mergers of pharmaceutical and biotechnology companies, changes in spending priorities and institutional budgetary policies. Our results of operations could be adversely affected by any significant decrease in expenditures for life sciences research and development by pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. In addition, short-term changes in administrative, regulatory or purchasing-related procedures can create uncertainties or other impediments that can have an adverse impact on our results of operations.
In recent years, the pharmaceutical and biotechnology industries have undergone substantial restructuring and consolidation. Additional mergers or consolidation within the pharmaceutical and biotechnology industries could cause us to lose existing customers and potential future customers, which could have a material adverse impact on our results of operations.
Approximately 26% of our sales are generated by demand for use of our products at universities, government laboratories and private foundations, whose funding is dependent on grants from government agencies, such as the NIH (National Institutes of Health) in the United States. Although the level of research funding has been increasing in recent years, we cannot ensure that this trend will continue given federal and state budget constraints. Government funding of research and development is subject to the political process, which is inherently unpredictable. Future sales may be adversely affected if our customers delay purchases as a result of uncertainties regarding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and government agencies in other countries that fund life sciences research and development activities. A reduction in government funding for the NIH or government research agencies in other countries could have a serious adverse impact on our results of operations.
Competition could reduce our sales.
The markets for most of our products are very competitive. Competitors may have significant advantages in financial, operational, sales and marketing resources as well as experience in research and development. These competitors may have developed, or could develop in the future, new technologies that compete with our products or even render our products obsolete. Some competitors may obtain regulatory approval from the FDA or similar non-U.S. authorities and market-approved products. Our competitors’ development of alternative products offering superior technology, greater cost-effectiveness or regulatory approval could have a material adverse effect on our sales and results of operations.
The growth of our business depends in part on the continued conversion of users from competitive products to our sample and assay technologies and other solutions. Lack of conversion could have a material adverse effect on our sales and results of operations.
It can be difficult for users of our products to switch from their current supplier of a particular product, primarily due to the time and expense required to properly integrate new products into their operations. As a result, if we are unable to be the first to develop and supply new products, our competitive position may suffer, resulting in a material adverse effect on our sales and results of operations.
For our commercial clinical assays, we often compete with solutions developed by our laboratory customers, and driving conversion from such laboratory-developed tests (LDTs) to commercial diagnostics assays can be challenging.
The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and generate sales.

We and our customers operate in a highly regulated environment characterized by frequent changes in the governing regulatory framework. Genetic research activities and products commonly referred to as “genetically engineered” (such as certain food and therapeutic products) are subject to extensive governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products such as the European Union, the U.S., China and Japan. In recent years, several highly publicized scientific events (notably in genomic research, gene editing and cloning) have prompted intense public debates on the ethical, philosophical and religious implications of an unlimited expansion in genetic research and the use of products emerging from this research. As a result of this debate, some key countries may increase or establish regulatory barriers, which could adversely affect demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes in applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety.
Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved or cleared products or to seek approvals for new products in other countries around the world. Sales of certain products now in development may be dependent upon us successfully conducting pre-clinical studies, clinical trials and other tasks required to gain regulatory approvals and meet other requirements from the FDA in the U.S. and regulatory agencies in other countries. If we are not able to meet the applicable requirements, we will not be able to commercialize our products and tests, which will have a material adverse effect on our business.
Several of our key products and programs are medical devices that are subject to extensive regulation by the FDA under the U.S. Food, Drug and Cosmetic Act. We plan to apply for FDA clearance or approval of additional products in the future. Regulatory agencies in other countries also have medical device and IVD approval requirements that are becoming more extensive. These regulations govern most commercial activities associated with medical devices, including indications for the use of these products as well as other aspects that include product development, testing, manufacturing, labeling, storage, record-keeping, advertising and promotion. Compliance with these regulations is expensive and time-consuming.
Our cleared or approved devices, including diagnostic tests and related equipment, are subject to numerous post-approval requirements. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA determines that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from warning letters to more severe sanctions such as fines, injunctions and civil penalties, recalls or seizures of our products, operating restrictions, partial suspension or total shutdown of production, denial of our requests for 510(k) clearance or pre-market approval of product candidates, withdrawal of 510(k) clearance or pre-market approval already granted and civil or criminal prosecution. Any enforcement action by the FDA may affect our ability to commercially distribute these products in the U.S.
Some of our products are sold for research purposes in the U.S. We do not promote these products for clinical diagnostic use, and they are labeled “For Research Use Only” (RUO) or “for molecular biology applications.” If the FDA were to disagree with our designation of a product as having RUO status, we could be forced to stop selling it until appropriate regulatory clearance or approval has been obtained.
We are subject to risks associated with patent litigation.
The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights, particularly since industry competitors gravitate around common technology platforms. We are aware that patents have been applied for and/or issued to third parties claiming technologies for sample and assay technologies that are closely related to those we use. From time to time, we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities or, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation, or threatened litigation, could involve substantial cost, and there can be no assurance that we would prevail in any proceedings.
We rely on collaborative commercial relationships to develop and/or market some of our products.
Our long-term business strategy involves entering into strategic alliances as well as marketing and distribution arrangements with academic, corporate and other partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. We may be unable to continue to negotiate these collaborative arrangements on acceptable terms, and these relationships also may not be scientifically or commercially successful. In addition, we may be unable to maintain these relationships, and our collaborative partners may pursue or develop competing products or technologies, either on their own or in collaboration with others.
Our Precision Medicine business includes projects with pharmaceutical and biotechnology companies to co-develop companion diagnostics paired with drugs that those companies either market currently or are developing for future use. The success of these co-development programs, including regulatory approvals for the companion diagnostics, depends upon the continued commitment of our partners to the development of their drugs, the outcome of clinical trials for the drugs and diagnostics, and regulatory approvals of the tests and drugs. In addition, the future level of sales for companion diagnostics depends to a high degree on the commercial success of the related medicines for which the tests have been designed. More companion diagnostics would be sold in combination with a widely prescribed drug than one with limited use.
The successful marketing of QIAGEN products, in some cases, depends on commercial relationships such as joint ventures or distributorships, particularly in emerging markets where we partner with local companies to augment our less-established commercial relationships and infrastructure. The continued commitment of our partners to these ventures, as well as the management of the commercial efforts, could influence QIAGEN's sales and profitability in these markets.
We have made investments in and are expanding our business into emerging markets, which exposes us to risks.
Our top seven emerging markets are Brazil, China, India, South Korea, Mexico, Russia and Turkey, which together accounted for approximately 15% of total sales in 2020. We expect to continue to focus on expanding our business in these or other fast-growing markets, including those in the Middle East and Asia. In addition to the currency and operating risks described above, our international operations are subject to a variety of risks arising from the economy, political outlook, language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may face several risks that are more significant than in other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems that may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that could have significant negative impacts on our results of operations.
Some of our customers are requiring us to change our sales arrangements to lower their costs, and this may limit our pricing flexibility and harm our business.
Some of our customers have developed purchasing initiatives to reduce the number of vendors from which they purchase products in order to lower their supply costs. In some cases, these customers have established agreements with large distributors, which include discounts and direct involvement in the distributor’s purchasing process. These activities may force us to supply large distributors with our products at discounts in order to continue providing products to some customers. For similar reasons, many larger customers, including the U.S. government, have requested, and may request in the future, special pricing arrangements, which can include blanket purchase agreements. These agreements may limit our pricing flexibility, which could harm our business and affect our results of operations. For a limited number of customers, and at the customers' request, we have conducted sales transactions through distribution and other value-added partners. If sales grow through these intermediaries, this could adversely impact our results of operations, in particular our gross profit.
Exchange rate fluctuations may adversely affect our business and operating results.
Given that we currently market our products throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value relative to the U.S. dollar of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of future exchange rate fluctuations. While we may engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.
Our success depends on the continued employment of qualified personnel, any of whom we may lose at any time.
Although we have not experienced any difficulties attracting or retaining management and scientific staff, our ability to recruit and retain qualified, skilled employees will continue to be critical to our success. Given the intense competition for experienced scientists and managers among pharmaceutical and biotechnology companies, as well as academic and other research institutions, there can be no assurance that we will be able to attract and retain employees critical to our success on acceptable terms. Initiatives to expand QIAGEN will also require additional employees, including management with expertise in areas such as research and development, manufacturing, digitization, sales and marketing, and the development of existing managers to lead a growing organization. The failure to recruit and retain qualified employees, or develop existing employees, could have a material adverse impact on our results of operations.

Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial percentage of our sales may be recorded in the final weeks or days of the quarter.
In the markets we serve, a high percentage of purchase orders are typically received in the final few weeks or days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each quarter, in particular because they receive new information during this period on their budgets and requirements. Additionally, volatility in the timing of revenue from companion diagnostic partnerships can be difficult to predict. As a result, even late in each quarter, we cannot predict with certainty whether our sales forecasts for the quarter will be achieved.
Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if customer purchasing trends during a quarter vary from historical patterns, as may occur with changes in market and economic conditions, our quarterly financial results could deviate significantly from our projections. As a result, our sales forecasts for any given quarter may prove not to be accurate. We also may not have sufficient, timely information to confirm or revise our sales projections for a specific quarter. If we fail to achieve our forecasted sales for a particular quarter, the value of our Common Shares could be significantly affected.
We have a significant amount of debt that may adversely affect our financial condition and flexibility.
We have a significant amount of debt and debt service obligations and restrictive covenants imposed by our lenders. A high level of indebtedness increases the risk that we may default on our debt obligations, and restrictive covenants may prevent us from borrowing additional funds. There is no assurance that we will be able to generate sufficient cash flow to pay the interest on our debt and comply with our debt covenants or that future working capital, borrowings or equity financing will be available to repay or refinance our debt. If we are unable to generate sufficient cash flow to pay the interest on our debt and comply with our debt covenants, we may have to delay or curtail our research and development programs. The level of our indebtedness could, among other things:
•    make it difficult for us to make required payments on our debt;
•    make it difficult for us to obtain financing in the future necessary for working capital, capital expenditures, debt service requirements or other purposes;
•    limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and
•    make us more vulnerable in the event of a downturn in our business.
The Financial Conduct Authority of the United Kingdom plans to phase out the London Interbank Offered Rate (LIBOR) by the end of 2021. Presently, we do hold debt and derivative instruments that use LIBOR. While certain agreements do contain language for the determination of interest rates in the event the LIBOR rate is not available, changes to these agreements may be required, and we could be negatively impacted by any newly determined alternative benchmark.
Our business may require substantial additional capital, which we may not be able to obtain on terms acceptable to us, if at all.
Our future capital requirements and level of expenses will depend on numerous factors, including the costs associated with:
•    marketing, sales and customer support efforts;
•    research and development activities;
•    expansion of our facilities;
•    consummation of possible future acquisitions of technologies, products or businesses;
•    demand for our products and services;
•    repayment or refinancing of debt; and
•    payments in connection with our hedging activities and/or taxes.
We currently anticipate that our short-term capital requirements will be satisfied by cash flow from our operations and/or cash on hand. As of December 31, 2020, we had outstanding long-term debt of approximately $1.9 billion, of which $42.5 million was current.
If at some point in time our existing resources should be insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. The funds for the refinancing of existing liabilities or for the ongoing funding of our business may not be available or, if available, not on terms acceptable to us. If adequate funds are not available, we may be required to reduce or delay expenditures for research and development, production, marketing, capital expenditures and/or acquisitions, which could have a material adverse effect on our business and results of operations. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of any securities could result in dilution to our shareholders.
The accounting for the cash convertible notes we have issued will result in recognition of interest expense significantly greater than the stated interest rate of the notes and may result in volatility to our Consolidated Statements of Income (Loss).
We will settle any conversions of the Cash Convertible Notes described under the heading “Other Factors Affecting Liquidity and Capital Resources” elsewhere in this report, entirely in cash. Accordingly, the conversion option that is part of the Cash Convertible Notes will be accounted for as a derivative pursuant to accounting standards relating to derivative instruments and hedging activities. Refer to Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments" and Note 16 "Financial Debts", of the Notes to Consolidated Financial Statements. In general, this resulted in an initial valuation of the conversion option separate from the debt component of the Cash Convertible Notes, resulting in an original issue discount. The original issue discount will be accreted to interest expense over the term of the Cash Convertible Notes, which will result in an effective interest rate reported in our financial statements significantly in excess of the stated coupon rates of the Cash Convertible Notes. This accounting treatment will reduce our earnings. For each financial statement period after the issuance of the Cash Convertible Notes, a gain (or loss) will be reported in our financial statements to the extent the valuation of the conversion option changes from the previous period. The Call Options issued in connection with the Cash Convertible Notes will also be accounted for as derivative instruments, substantially offsetting the gain (or loss) associated with changes to the valuation of the conversion option. This may result in increased volatility to our results of operations.

The cash convertible note hedge and warrant transactions we entered into in connection with the issuance of our Cash Convertible Notes may not provide the benefits we anticipate, and may have a dilutive effect on our common stock.
Concurrently with the issuance of the Cash Convertible Notes, we entered into Call Options and issued Warrants. We entered into the Call Options with the expectation that they would offset potential cash payments by us in excess of the principal amount of the Cash Convertible Notes upon conversion of the Cash Convertible Notes. In the event that the hedge counterparties fail to deliver potential cash payments to us, as required under the Call Options, we would not receive the benefit of such transaction. Separately, we also issued Warrants. The Warrants could separately have a dilutive effect to the extent that the market price per share of our common stock, as measured under the terms of the Warrants, exceeds the strike price of the Warrants.
An impairment of goodwill and intangible assets could reduce our earnings.
At December 31, 2020, our consolidated balance sheet reflected approximately $2.4 billion of goodwill and approximately $883.6 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair value of the tangible and separately measurable intangible net assets. International Financial Reporting Standards (IFRS) require us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment review often cannot be done at the level of the individual asset and it must instead be applied to a group of assets. For the purpose of our annual goodwill impairment testing based on the current circumstances of how we manage our business, this group of assets is the Company as a whole. If we determine that any of our goodwill or intangible assets were impaired, we will be required to take an immediate charge to earnings and our results of operations could be adversely affected.
Our strategic equity investments may result in losses.
We have made, and may continue to make, strategic investments in businesses as opportunities arise. We periodically review the carrying value of these investments for impairment, considering factors that include the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. The results of these valuations may fluctuate due to market conditions and other conditions over which we have no control.
Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and unfavorable fluctuations in the valuations of the investments are indicated, we could be required to write down the investment. This could result in future charges on our earnings that could materially adversely affect our results of operations. It is uncertain whether or not we will realize any long-term benefits from these strategic investments.
Doing business internationally creates certain risks.
Our business involves operations in several countries outside of the U.S. Our consumable manufacturing facilities are located in Germany, China and the U.S. We source raw materials and subcomponents to manufacture our products from different countries. We have established sales subsidiaries in many countries. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. If we fail to coordinate and manage these activities effectively, our business and results of operations will be adversely affected.
Our operations are subject to other risks inherent in international business activities, such as the general economic and public health conditions in the countries in which we operate, trade restrictions and changes in tariffs, longer accounts receivable payment cycles in certain countries, overlap of different tax structures, unexpected changes in regulatory requirements, and compliance with a variety of foreign laws and regulations. Other risks associated with international operations include import and export licensing requirements, exchange controls and changes in freight rates, as may occur as a result of rising energy costs. As a result of these conditions, an inability to successfully manage our international operations could have a material adverse impact on our business and results of operations.
Unethical behavior and non-compliance with laws by our sales representatives, other employees, consultants, commercial partners or distributors or employees could seriously harm our business.
Our business in countries with a history of corruption and transactions with foreign governments increases the risks associated with our international activities. Based on our international operations, we are subject to the U.S. Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and sales in countries known to experience corruption. Further international expansion may involve increased exposure to such practices. Our activities in these countries and others create risks of unauthorized payments or offers of payments, non-compliance with laws, or other unethical behavior by any of our employees, consultants, sales agents or distributors, that could be in violation of various laws, including the FCPA, even though these parties are not always subject to our control. Our policy is to implement safeguards to discourage these or other unethical practices by our employees and distributors including online and in-person employee trainings, periodic internal audits and standard reviews of our distributors. However, our existing safeguards and any future improvements may not prove to be effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA and other laws may result in criminal or civil sanctions, which could be severe, and we may be subject to other liabilities, which could negatively affect our business, results of operations and financial condition.
We depend on patents and proprietary rights that may fail to protect our business.
Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2020, we owned 368 issued patents in the United States, 284 issued patents in Germany and 1,813 issued patents in other major industrialized countries. In addition, at December 31, 2020, we had 546 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license, or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.
Some of our products incorporate patents and technologies that are licensed from third parties and for certain products, these in-licensed patents together with other patents provide us with a competitive advantage. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive or, in some cases, termination of the license, and as a result, we may lose some competitive advantage and experience a loss of revenue.
We also rely on trade secrets and proprietary know-how, which we seek to protect through confidentiality agreements with our employees and consultants. There can be no assurance that any confidentiality agreements that we have with our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. There also can be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors.
We currently engage in, and may continue to engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of these collaborations.

Our business exposes us to potential product liability.
The marketing and sale of our products and services for certain applications entail a potential risk of product liability. Although we are not currently subject to any material product liability claims, product liability claims may be brought against us in the future. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We carry product liability insurance coverage, which is limited in scope and amount. There can be no assurance that we will be able to maintain this insurance at a reasonable cost and on reasonable terms, or that this insurance will be adequate to protect us against any or all potential claims or losses.
We are subject to various laws and regulations generally applicable to businesses in the different jurisdictions in which we operate, including laws and regulations applicable to the handling and disposal of hazardous substances. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse impact on us.
Our operating results may vary significantly from period to period and this may affect the market price of our Common Shares.
Our operating results may vary significantly from quarter to quarter, and also year to year, since they are dependent upon a broad range of factors that include demand for our products, the level and timing of customer research budgets and commercialization efforts, the timing of government funding budgets of our customers, the timing of our research and development activities and related regulatory approvals, the impact of sales and marketing expenses, restructuring activities, introduction of new products by us or our competitors, competitive market conditions, exchange rate fluctuations and general economic conditions. Our expense levels are based in part on our expectations as to future sales trends. As a result, sales and earnings may vary significantly from quarter to quarter or from year to year, and actual sales and earnings results in any one period will not necessarily be indicative of results to be anticipated in subsequent periods. Our results may also fail to meet or exceed the expectations of securities analysts or investors, which could cause a decline in the market price of our Common Shares.
Our holding company structure makes us dependent on the operations of our subsidiaries.
QIAGEN N.V. is incorporated under Dutch law as a public limited liability company (naamloze vennootschap), and is organized as a holding company. Currently, the material assets are the outstanding shares of the QIAGEN subsidiaries, intercompany receivables and other financial assets such as cash, short-term investments and derivative instruments. As a result, QIAGEN N.V. is dependent upon payments, dividends and distributions from the subsidiaries for funds to pay operating and other expenses as well as to pay future cash dividends or distributions, if any, to holders of our Common Shares. Dividends or distributions by subsidiaries in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion into U.S. dollars.
Our Common Shares may have a volatile public trading price.
The market price of our Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. Since January 10, 2018, our shares have been listed on the New York Stock Exchange (NYSE). Before that, our shares were listed on the NASDAQ through January 9, 2018. In the last two years, the price of our Common Shares has ranged from a high of $55.27 to a low of $25.04. On the Frankfurt Stock Exchange our Common Shares have ranged from a high of €46.95 to a low of €22.54 during the last two years. In addition to overall stock market fluctuations, factors that may have a significant impact on the price of our Common Shares include:
•    announcements of technological innovations or the introduction of new products by us or our competitors;
•    developments in our relationships with collaborative partners;
•    quarterly variations in our operating results or those of our peer companies;
•    changes in government regulations, tax laws or patent laws;
•    developments in patent or other intellectual property rights;
•    developments in government spending budgets for life sciences-related research;
•    general market conditions relating to the diagnostics, applied testing, pharmaceutical and biotechnology industries; and
•    impact from foreign exchange rates.
The stock market has from time to time experienced extreme price and trading volume fluctuations that have particularly affected the market for technology-based companies. These fluctuations have not necessarily been related to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our Common Shares.

Holders of our Common Shares should not expect to receive dividend income.
QIAGEN has not paid an annual dividend since its inception, and does not intend to implement one at this time. At the same time, in January 2017 we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. Although we do not anticipate paying any cash dividends on a regular basis, the distribution of any cash dividends through another synthetic share repurchase in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our Common Shares if they are seeking dividend income; the only return that may be realized through investing in our Common Shares would be through an appreciation in the share price.
Holders of our Common Shares may not benefit from future stock repurchase programs.
QIAGEN has conducted share repurchase programs in the past through open-market transactions. The purpose of our share repurchases has been to hold the shares in treasury in order to satisfy obligations from exchangeable debt instruments, warrants and/or employee share-based remuneration plans and thus to reduce dilution to existing holders of our Common Shares. In 2019, we began net share withholding on the vesting of stock-based awards and as a result, fewer shares are issued than the number of awards outstanding. We may decide not to continue such programs in the future, our covenants with lenders may limit our ability to use available cash to do so, or the market price of our Common Shares may make such repurchases less desirable. In any of these cases, holders of our Common Shares may suffer dilution from conversion of our indebtedness or issuance of shares pursuant to employee remuneration plans that would otherwise be at least partially offset by repurchased shares.
Future sales and issuances of our Common Shares could adversely affect our stock price.
Any future sale or issuance of a substantial number of our Common Shares in the public market, or any perception that a sale may occur, could adversely affect the market price of our Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its Articles of Association. Pursuant to our Articles of Association, our authorized share capital amounts to EUR 9.0 million, which is divided into 410.0 million common shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of December 31, 2020, a total of approximately 228.0 million Common Shares were outstanding along with approximately 5.6 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 0.4 million were vested. A total of approximately 14.4 million Common Shares are reserved and available for issuances under our stock plans as of December 31, 2020, including the shares subject to outstanding stock options and awards. The majority of our outstanding Common Shares may be sold without restriction, except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, convertible debt issued in 2020 and Warrants issued in connection with the Cash Convertible Notes cover an aggregate of 26.8 million underlying shares of common stock or up to a maximum of 42.5 million shares, subject to customary adjustments under certain circumstances.
Shareholders who are United States residents could be subject to unfavorable tax treatment.
We may be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to holders of Common Shares and would likely cause a reduction in the value of these shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our income, assets and activities, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2020, and do not expect to be a PFIC for the current taxable year or any future taxable year. No assurances can be made, however, that the Internal Revenue Service will not challenge this position or that we will not subsequently become a PFIC.
Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover.
Our Articles of Association (Articles) provide that our shareholders may only suspend or dismiss our Managing Directors and Supervisory Directors against their wishes with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital. If the proposal was made by the joint meeting of the Supervisory Board and the Managing Board, a simple majority is sufficient. The Articles also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the joint meeting of the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital.
Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our Common Shares through the issuance of Preference Shares. Pursuant to our Articles and the resolution adopted by our General Meeting of Shareholders, our Supervisory Board is entitled to issue Preference Shares in case of an intended takeover of our company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended takeover and authorizes the issuance of Preference Shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our Shares.
In 2004, we granted an option to the Stichting Preferente Aandelen QIAGEN, or the Foundation (Stichting), subject to the conditions described in the paragraph above, which allows the Foundation to acquire Preference Shares from us. The option enables the Foundation to acquire such number of Preference Shares as equals the number of our outstanding Common Shares at the time of the relevant exercise of the option, less one Preference Share. When exercising the option and exercising its voting rights on these Preference Shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that a public offer must be announced by a third party before it can issue (preference or other) protective shares that would enable the Foundation to exercise rights to 30% or more of the voting rights without an obligation to make a mandatory offer for all shares held by the remaining shareholders. In addition, the holding period for these shares by the Foundation is restricted to two years, and this protective stake must fall below the 30% voting rights threshold before the two-year period ends.
Note Regarding Forward-Looking Statements and Risk Factors
Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain statements included in this Annual Report and the documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below. As a result, our future success involves a high degree of risk. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

Significant direct and indirect shareholdings
The following table sets forth certain information concerning the ownership of Common Shares of each holder of greater than 5% ownership. None of these holders have any different voting rights than other holders of our Common Shares.

	Shares Beneficially Owned
Name and Country of Residence	Number		Percent Ownership (1)
BlackRock, Inc., United States and United Kingdom	34,350,924	(2)	15.07%
Massachusetts Financial Services Company, United States and Canada	11,783,002	(3)	5.17%
 ____________________
(1)The percentage ownership was calculated based on 227,985,334 Common Shares outstanding as of December 31, 2020.
(2)Of the 34,350,924 shares attributed to BlackRock, Inc., it has sole voting power over 32,239,657 and sole dispositive power over all 34,350,924 shares. This information is based solely on the Schedule 13G filed by BlackRock, Inc. with the Securities and Exchange Commission on January 26, 2021, which reported ownership as of December 31, 2020.
(3)Of the 11,783,002 shares attributed to Massachusetts Financial Services Company, it has sole voting power over 9,404,989 and sole dispositive power over all 11,783,002 shares. This information is based solely on the Schedule 13G filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 11, 2021, which reported ownership as of December 31, 2020.
Our common stock is traded on the New York Stock Exchange in the United States and on the Prime Standard Segment of the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held electronically in the account of a stockbroker, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns. As of January 31, 2021, there were 95 shareholders of record of our Common Shares.
Holders of any securities with special control rights
Not applicable.
System of control of any employee share scheme where the control rights are not exercised directly by the employees
Not applicable.
Restrictions on voting rights
At the General Meeting, each share shall confer the right to cast one vote, unless otherwise provided by law or our Articles. No votes may be cast in respect of shares that we or our subsidiaries hold, or by usufructuaries and pledgees. All shareholders and other persons entitled to vote at General Meetings are entitled to attend General Meetings, to address the meeting and to vote. They must notify the Managing Board in writing of their intention to be present or represented not later than on the third day prior to the day of the meeting, unless the Managing Board permits notification within a shorter period of time prior to any such meeting. Subject to certain exceptions, resolutions may be passed by a simple majority of the votes cast.
Agreements between shareholders which are known to the Company and may result in restrictions on the transfer of securities and/or voting rights
Not applicable.
Rules governing the appointment and replacement of board members and the amendment of the articles of association
Supervisory Directors and Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.
Managing Directors shall be appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board (Joint Meeting), having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which give the directors of a corporation greater authority in choosing the executive officers of a corporation. Under our Articles, the General Meeting may suspend or dismiss a managing director at any time. The Supervisory Board shall also at all times be entitled to suspend (but not to dismiss) a Managing Director. The Articles provide that the Supervisory Board may adopt management rules governing the internal organization of the Managing Board.
The Supervisory Directors shall be appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. If during a financial year a vacancy occurs in the Supervisory Board, the Supervisory Board may appoint a Supervisory Director who will cease to hold office at the next Annual General Meeting. Under Dutch law, in the event that there is a conflict of interest between a Supervisory Director and us and our business on a certain matter, that Supervisory Director shall not participate in the discussions and voting on that matter. Under the Dutch Code, a Supervisory Director should report any conflict of interest or potential conflict of interest in a transaction that is of material significance to the Company and/or to such Supervisory Director to the Chair of the Supervisory Board without delay. The Supervisory Board should decide, outside the presence of the Supervisory Director concerned, whether there is a conflict of interest. If all Supervisory Directors have a conflict of interest, the relevant resolution shall be adopted by the General Meeting. Decisions to enter into transactions under which a Supervisory Director would have a conflict of interest that are of material significance to QIAGEN and/or to the Supervisory Director concerned, require the approval of the Supervisory Board.
The Selection and Appointment (Nomination) Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of the Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board. Additionally, the Selection and Appointment Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board, reporting these results to our Supervisory Board. It also proposes the (re-)appointments of members of our Managing Board and Supervisory Board and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management.
A resolution of the General Meeting to amend our Articles, dissolve QIAGEN, issue shares or grant rights to subscribe for shares or limit or exclude any pre-emptive rights to which shareholders shall be entitled is valid only if proposed to the General Meeting by the Supervisory Board.

A resolution of the General Meeting to amend our Articles is further only valid if the complete proposal has been made available for inspection by the shareholders and the other persons entitled to attend General Meetings at our offices as from the day of notice convening such meeting until the end of the meeting. A resolution to amend our Articles to change the rights attached to the shares of a specific class requires the approval of the relevant class meeting.
Powers of board members and in particular the power to issue or buy back shares
The Managing Board manages QIAGEN and is responsible for defining and achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations as well as for managing the risks associated with the business activities and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting of Shareholders (General Meeting). The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprises and all parties involved in QIAGEN, including shareholders and other stakeholders.
The members of our Supervisory Board have the powers assigned to them by Dutch law and the Articles. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. In particular, the Supervisory Board has the authority to (i) issue common shares up to its presently authorized capital of 410 million, (ii) issue Financing Preference Shares up to its presently authorized capital of 40 million (iii) grant rights to subscribe for such common shares and Financing Preference Shares and (iv) exclude or limit the pre-emptive rights of existing shareholders relating to up to 50% of the number of common shares to be issued or rights to subscribe for common shares.
We may acquire our own shares, subject to certain provisions of Dutch law and our Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or the Articles and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may affect our acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of 5 years and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. Dutch corporate law allows for the authorization of the Managing Board to purchase a number of shares equal to up to 50% of the Company’s issued share capital on the date of the acquisition. On June 19, 2018, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital, for an 18-month period beginning June 19, 2018 until December 21, 2019, without limitation at a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the price for such shares on the New York Stock Exchange or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase, or, with respect to Preference and Finance Preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.
Significant agreements to which the Company is a party and which take effect after or terminate upon a change of control of the Company following a takeover bid
Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our Common Shares through the issuance of Preference Shares. Pursuant to our Articles and the resolution adopted by our General Meeting of Shareholders, our Supervisory Board is entitled to issue Preference Shares in case of an intended takeover of our company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended takeover and authorizes the issuance of Preference Shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our Shares.
In 2004 (as amended in 2008), we granted an option to the Stichting Preferente Aandelen QIAGEN (the “Foundation” (Stichting)), whereby the exercise of the option by the Foundation is subject to the conditions described in the paragraph above and which option allows the Foundation to acquire preference shares from us. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding common shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the

Foundation’s ability to prevent or delay a change of control is that issuing (preference or other) protective shares enabling the Foundation to exercise 30% or more of the voting rights without the obligation to make a mandatory offer for all shares held by the remaining shareholders, is only allowed after a public offer has been announced by a third party. In addition, the holding of such a block of shares by the Foundation is restricted to two years and as a consequence, the size of the protective stake will need to be decreased below the 30% voting rights threshold before the two year period lapses.
We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) which was approved by our shareholders on June 14, 2005. It expired by its terms in April 2015, at which time no further awards will be able to be granted under the 2005 Plan. On June 25, 2014, our shareholders approved the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan), which replaced the 2005 Plan in April 2015. An aggregate of 16.7 million Common Shares were reserved for issuance pursuant to the 2014 Stock Plan, subject to certain antidilution adjustments. We issue Treasury Shares to satisfy option exercises and award releases and had approximately 14.4 million Common Shares reserved and available for issuance under the 2005 and 2014 Plans at December 31, 2020.
Pursuant to the 2005 and 2014 Plans, stock rights, which include options to purchase our Common Shares, stock grants and stock-based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. The vesting and exercisability of certain stock rights will be accelerated in the event of a change of control, as defined in the agreements, under the 2005 and 2014 Plans.
Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2020, the commitment under these agreements totaled $21.2 million (2019: $16.5 million).
Agreements between the Company and its board members or employees providing for compensation if they resign or are made redundant without valid reason or if their employment ceases because of a takeover bid
The members of the Managing Board are appointed annually by the General Meeting of Shareholders based on the nomination of the Joint Meeting. Further, the members of the Managing Board have entered into employment agreements with QIAGEN N.V. and other QIAGEN affiliates. The term of these agreements varies for each Managing Board member due to individual arrangements and goes beyond the one year term of appointment by the General Meeting of Shareholders. These agreements cannot be terminated without cause and, absent such cause, have to be fulfilled during their stated term. These agreements contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements. There are no arrangements for any extra compensation in case of resignation or redundancy.
The members of the Supervisory Board are also appointed annually by the General Meeting of Shareholders based on the nomination of the Joint Meeting. There are no additional employments in place and there are no arrangements for any extra compensation in case of resignation or redundancy. The General Meeting determines the remuneration of the members of the Supervisory Board.
Reporting in accordance with Directive 2004/25/EC of the European Parliament and of the Council of April 21. 2004, on takeover bids
Not applicable
Structure of our capital, including securities which are not admitted to trading on a regulated market in a Member State of the European Union
The authorized classes of our shares consist of common shares, Financing Preference Shares and Preference Shares. No Financing Preference Shares or Preference Shares have been issued.
As of December 31, 2020, a total of approximately 228.0 million Common Shares were outstanding along with approximately 5.6 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 0.4 million were vested. A total of approximately 14.4 million Common Shares are reserved and available for issuances under our stock plans as of December 31, 2020, including the shares subject to outstanding stock options and awards. Additionally, convertible debt issued in 2020 and Warrants issued as part of the Call Spread Overlay discussed further in Note 16 "Financial Debts" cover an aggregate of 26.8 million underlying shares of common stock or up to a maximum of 42.5 million shares, subject to customary adjustments under certain circumstances
Common Shares - Restrictions on the transfer of securities
Common Shares are issued in registered form only. No share certificates are issued for Common Shares and Common Shares are registered in either our shareholders register with American Stock Transfer & Trust Company, or New York Transfer Agent, our transfer agent and registrar in New York, or our shareholder register with TMF Fund Services B.V., Westblaak 89, NL-3012 KG Rotterdam.

The transfer of registered shares requires that a written instrument of transfer and the written acknowledgment of such transfer by us or the New York Transfer Agent (in our name).

Outlook
QIAGEN Perspectives for 2021
With a differentiated portfolio of Sample to Insight solutions for molecular testing, QIAGEN announced in February 2021 that it expects an 18-20% rise in sales at constant exchange rates (CER) in 2021 and adjusted earnings per share (EPS) to increase to $2.42-2.46 CER from $2.15 in 2020. We estimate the total addressable market at about $11 billion per year. QIAGEN’s five pillars of growth – Sample technologies, QuantiFERON, QIAcuity digital PCR, NeuMoDx, QIAstat-Dx – account for more than $6 billion of this total.
QIAGEN expects its 2021 results to reflect both the ongoing strong demand for COVID-19 test solutions during the course of the first half of the year as widespread vaccines are expected to be available by the middle of 2021 as well as continued improvements in non-COVID-19 areas of its portfolio throughout the year. These expectations are also based on plans for significant investments in R&D and clinical trials to strengthen the competitive profile of QIAGEN’s five pillars of growth. In particular, the company is planning initiatives to expand the test menu for the NeuMoDx and QIAstat-Dx automated PCR systems in the U.S. and Europe.
As vaccination programs gain traction around the world, the demand for COVID-19 testing is expected to change. QIAGEN anticipates demand for PCR and antigen testing solutions to continue during the first half of 2021, but could recede to a lower level during the second half. This outcome depends significantly on the impact of new viral variants. QIAGEN plans to continue investing in upscaling its production lines which are serving pandemic testing demands as well as supporting future growth of many products for non-COVID applications.
QIAGEN is encouraged for the future as it continues to serve COVID-19 testing demands while capturing strong growth opportunities in non-COVID related applications once the pandemic has been brought under control. The company is managing the increase in demand for non-COVID categories and planning for a steady sales increases as clinical testing volumes return for oncology and infectious diseases and research activities resume in academia and pharma projects. The company is focused on investments in its five pillars of growth to fuel its success beyond the pandemic and create long term shareholder value. QIAGEN aims to maintain our leading position in sample technologies, grow the QuantiFERON franchise anchored by its tuberculosis test, expand the QIAcuity digital PCR platforms and the NeuMoDx integrated PCR systems for clinical diagnostics, and drive the use of the QIAstat-Dx syndromic testing platform.
Global Economic Perspectives for 2021
The world economy entered a recession in 2020 as the COVID-19 pandemic took hold, but is now expected to grow again in 2021 as vaccination programs strengthen economic activity, especially in developed countries. In January 2021, the International Monetary Fund said the world economy would grow 5.5 percent this year, while the World Bank forecast a 4 percent annual increase. However, considerable pandemic-related risks mean any outlook is unusually uncertain: unforeseen changes to lockdown measures, vaccine rollouts, and general financial conditions and commodity prices could hamper – or boost – growth more than expected. Aside from indications that vaccination programs will gain pace this year, fiscal stimulus measures across major economies and a continuation of accommodative monetary policy by central banks are expected to underpin a positive economic development. But, even then, recovery is expected to be subdued and challenging. Economic momentum tends to benefit our performance, while downturn can limit spending by customers. Currency exchange rates also positively or negatively affect the company’s results as these are reported in U.S. dollars.
Industry Perspectives for 2021
The demand for testing for active SARS-CoV-2 infections using PCR and antigen products is expected to decline to a lower base level as vaccination programs increase during the year. Viral immune-response monitoring using T-cell and antibody testing may increase along with population monitoring to stop new infection hotspots and multiplex PCR tests to discern between COVID-19 and other respiratory illnesses.
PCR testing volumes are expected to remain fairly robust in 2021. With COVID-19 hospitalizations expected to decrease during the year, elective procedures and laboratory volumes for non-COVID-19 issues are likely to recover – although some industry observers expect global demand trends to only normalize again in 2022.
The pandemic has cemented the trend of genomic insights moving rapidly from basic research laboratories into applications in medicine and other fields, delivering ever-greater value for patients and other users. As innovation drives market expansion, QIAGEN has a dynamic opportunity to continue its growth in 2021 and the years beyond.

COVID-19 has drawn attention to the fact that molecular testing can also evaluate and monitor patients for cancer, infectious diseases and other conditions. Molecular medicine is migrating from research-based institutions to hospitals and reference laboratories in need of quick, accurate results, increasing the demand for standardized tests and automated workflows. Customers embrace diverse technologies based on different settings and needs – from low-throughput to high-throughput, and from single-target or multiplex PCR analysis to in-depth next-generation sequencing. Customers increasingly want easy-to-use technologies that can also be used outside of a laboratory.
Life science researchers in Academia and the Pharma industry rely on novel sample and analytical technologies to explore disease pathways and biomarkers, and also to guide drug development and clinical trials. Genomic insights from molecular biology laboratories are increasingly leading to new drug approvals. Applications of molecular testing also are expanding for public safety needs such as forensics and environmental monitoring.
QIAGEN engages with customers across the continuum from discovery to routine molecular testing and aims to create value with differentiated solutions and automation systems that make improvements in life possible.

Venlo, the Netherlands, April 29, 2021

QIAGEN N.V.

Thierry Bernard	Roland Sackers
Chief Executive Officer	Chief Financial Officer

Corporate Governance Report
We recognize the importance of clear and straightforward rules on corporate governance and, where appropriate, have adapted our internal organization and processes to these rules. This section provides an overview of QIAGEN’s corporate governance structure and includes details of the information required under the Dutch Corporate Governance Code (the Dutch Code). The Dutch Code is applicable to QIAGEN N.V. (in the following also referred to as the “Company”), as it is a publicly listed company incorporated under the laws of The Netherlands with a registered seat in Venlo, The Netherlands. The Dutch Code contains the principles and concrete provisions which the persons involved in a listed company (including Managing Board members and Supervisory Board members) and stakeholders should observe in relation to one another.
Our corporate governance practices generally derive from the provisions of the Dutch Civil Code and the Dutch Corporate Governance Code. Further, due to our listing on the New York Stock Exchange in the U.S., the Managing Board and the Supervisory Board of QIAGEN N.V. declared their intention to disclose in QIAGEN’s Annual Reports the Company’s compliance with the corporate governance practices followed by U.S. companies under the New York Stock Exchange listing standards or state the deviations recorded in the period.
A brief summary of the principal differences follows.
Corporate Structure
QIAGEN is a ‘Naamloze Vennootschap,’ or N.V., a Dutch limited liability company similar to a corporation in the United States. QIAGEN has a two-tier board structure. QIAGEN is managed by a Managing Board consisting of executive management acting under the supervision of a Supervisory Board (non-executives), similar to a Board of Directors in a U.S. corporation. It is in the interest of QIAGEN and all its stakeholders that each Board performs its functions appropriately and that there is a clear division of responsibilities between the Managing Board, the Supervisory Board, the general meeting of shareholders (General Meeting) and the external auditor in a well-functioning system of checks and balances.
Managing Board
General
The Managing Board manages QIAGEN and is responsible for defining and achieving QIAGEN’s aims, strategy, policies and results and is expected to act in a sustainable manner by focusing on long-term value creation in the performance of their work. The Managing Board is also responsible for complying with all relevant legislation and regulations as well as for managing the risks associated with the business activities and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee. Under Dutch Law, QIAGEN's Managing Board, which has two members, has chosen to work with an Executive Committee and is accountable for the actions and decisions of the Executive Committee, which is comprised of the CEO, the CFO and certain experienced leaders who have responsibilities for the operational management of the Company and the achievement of its objectives and results. The Managing Board has ultimate responsibility for the Company’s external reporting and is answerable to shareholders of the Company at the Annual General Meeting of Shareholders. Pursuant to the two-tier corporate structure, the Managing Board is required to render account for the performance of its duties to the Supervisory Board and the General Meeting of Shareholders (General Meeting). The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprises and all parties involved in QIAGEN, including shareholders and other stakeholders.
Composition and Appointment
The Managing Board consists of one or more members as determined by the Supervisory Board. The members of the Managing Board are appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board (the Joint Meeting) having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following year.
Members of the Managing Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting, in which case a simple majority of votes cast is sufficient. Furthermore, the Supervisory Board may at any time suspend (but not dismiss) a member of the Managing Board.

Our Managing Directors for the year ended December 31, 2020 and their ages as of January 31, 2021, are as follows:

Name	Age	Position
Thierry Bernard	56	Managing Director, Chief Executive Officer
Roland Sackers	52	Managing Director, Chief Financial Officer
The following is a brief summary of the background of each of the Managing Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:
Thierry Bernard, 56, joined QIAGEN in February 2015 to lead QIAGEN’s growing presence in Molecular Diagnostics, the application of Sample to Insight solutions for molecular testing in human healthcare. He was named Chief Executive Officer in March 2020, after having previously served in this role on an interim basis. In June 2020, he became a member of the Managing Board. Mr. Bernard previously worked at bioMérieux, where he served in roles of increasing responsibility for 15 years, most recently as Corporate Vice President, Global Commercial Operations, Investor Relations and the Greater China Region. Prior to joining bioMérieux, he served in management roles in multiple international environments. Mr. Bernard is a current member of the boards of directors of First Light Biosciences, Inc., Huttopia SA and T2 Biosystems, Inc. He is a former member of the board of HepatoChem and Daktari Diagnostics, where he also served as CEO. He has earned degrees from Sciences Po (Paris), Harvard Business School, London School of Economics and the College of Europe and is a member of French Foreign Trade Advisors.
Roland Sackers, 52, joined QIAGEN in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers earned his Diplom-Kaufmann from University of Münster, Germany. In 2019, he joined the supervisory board of Evotec SE and is chairman of the audit committee. He is a former member of the supervisory board and audit committee of IBS AG and a former member of the board of directors of Operon Biotechnologies, Inc. Mr. Sackers is a board member of the industry association BIO Deutschland. He was previously a non-executive director and chair of the audit committee from 2011 to 2018 of Immunodiagnostic Systems Holding PLC (IDS), a leading producer of immunological tests for research and diagnostic applications publicly listed in the United Kingdom.
Conflicts of Interest, Loans or Similar Benefits
Resolutions to enter into transactions under which members of the Managing Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Managing Board, require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2020. No credit, loans or similar benefits were granted to members of the Managing Board. Additionally, the Managing Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Managing Board.
Supervisory Board
General
The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and strategy and the business enterprises which we operate. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In 2020, the Supervisory Board had five regular meetings that were held with the attendance of the Managing Board, while certain agenda items were discussed exclusively between the Supervisory Board members. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts a self-evaluation on an annual basis. Our Supervisory Board has specified matters requiring its approval, including decisions and actions which would fundamentally change the company’s assets, financial position or results of operations. The Supervisory Board has appointed an Audit Committee, a Compensation Committee, a Selection and Appointment (Nomination) Committee and a Science and Technology Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operates.
Composition and Appointment
The Supervisory Board consists of at least three members, or a larger number as determined by the Joint Meeting. Members of the Supervisory Board are appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital.
The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and enables its members to act critically and independently of one another and of the Managing Board and any particular interests. To that effect, the Supervisory Board has adopted a profile of its size and composition that takes into account the nature of our business, our activities and the desired diversity, expertise and background of the members of the Supervisory Board. The current profile of the Supervisory Board can be found on our website. The Supervisory Board has appointed a chairman from its members who has the duties assigned to him by the Articles of Association and the Dutch Code.
Members of the Supervisory Board are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following year. Members of the Supervisory Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting in which case a simple majority of votes cast is sufficient.
Our Supervisory Directors for the year ended December 31, 2020 and their ages as of January 31, 2021, are as follows:
Supervisory Directors:

Name(1)	Age	Nationality	Gender	Position
Stéphane Bancel	48	French	Male	Supervisory Director, Member of the Audit Committee
Dr. Metin Colpan	66	German	Male	Supervisory Director, Chair of the Science and Technology Committee and Member of the Selection and Appointment Committee
Dr. Ross L. Levine	49	U.S.	Male	Supervisory Director and Member of the Science and Technology Committee
Dr. Elaine Mardis	58	U.S.	Female	Supervisory Director, Member of the Science and Technology Committee and Member of the Compensation Committee
Lawrence A. Rosen	63	U.S.	Male	Chair of the Supervisory Board, Chair of the Audit Committee, Chair of the Selection and Appointment Committee and Member of the Compensation Committee
Elizabeth E. Tallett	71	U.S.	Female	Supervisory Director, Chair of the Compensation Committee, Member of the Audit Committee and Member of the Selection and Appointment Committee
(1) Dr. Håkan Björklund stepped down from his roles as Chair of the Supervisory Board, Member of the Compensation Committee and Selection and Appointment Committee effective August 21, 2020.
The following is a brief summary of the background of each of the Supervisory Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:
Stéphane Bancel, 48, joined the Supervisory Board in 2013 and has been a member of the Audit Committee since 2014. He was a member of the Compensation Committee from 2013 through July 2020 and a member of the Science and Technology Committee from 2014 through July 2020. He is Chief Executive Officer of Moderna, Inc., a clinical-stage biotechnology company based in Cambridge, Massachusetts, which is advancing 24 drug development programs involving messenger RNA therapeutics. Before joining Moderna, Mr. Bancel served for five years as Chief Executive Officer of the French diagnostics company bioMérieux SA. Prior to bioMérieux, he was Managing Director of Eli Lilly in Belgium and Executive Director of Global Manufacturing Strategy and Supply Chain at Eli Lilly in Indianapolis, Indiana, after having started at Lilly in Great Britain. Before joining Eli Lilly, Mr. Bancel served as Asia-Pacific Sales and Marketing Director for bioMérieux while based in Tokyo, Japan. He holds a Master of Engineering degree from École Centrale Paris (ECP), a Master of Science in Chemical Engineering from the University of Minnesota and an M.B.A. from Harvard Business School.
Dr. Håkan Björklund, 64, joined the Supervisory Board Member in March 2017 and was Chair of the Supervisory Board from June 2018 until he stepped down in August 2020.
Dr. Metin Colpan, 66, is a co-founder of QIAGEN and was the Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004 and has served as Chair of the Science and Technology Committee since 2014. He has been a member of the Selection and Appointment Committee since 2015. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan also serves as a Supervisory Board member of CGR GmbH in Mettmann, Germany and Heilpflanzenwohl AG in Baar, Germany. Dr. Colpan previously served as a Supervisory Board member of Ingenium Pharmaceuticals AG, GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany and Qalovis Farmer Automatic Energy GmbH, in Laer, Germany.
Dr. Ross L. Levine, 49, joined the Supervisory Board and its Science and Technology Committee in 2016. He is a physician-scientist focused on researching and treating blood and bone marrow cancers as the Laurence Joseph Dineen Chair in Leukemia Research, the Chief of Molecular Cancer Medicine, and an Attending Physician at Memorial Sloan Kettering Cancer Center, as

well as Professor of Medicine at Weill Cornell Medical College. He leads a research lab investigating genetics and targeted therapies in myeloid malignancies and is interested in application of next-generation sequencing technology in the practice of medicine in hematologic cancers. He trained in internal medicine at Massachusetts General Hospital and in hematology-oncology at the Dana-Farber Cancer Institute, earning board certification in these specialties. He received his M.D. from the Johns Hopkins University School of Medicine and his A.B. degree from Harvard College.
Dr. Elaine Mardis, 58, joined the Supervisory Board in 2014. She is also a member of the Science and Technology Committee and the Compensation Committee. Dr. Mardis is the Co-Executive Director of the Institute for Genomic Medicine at Nationwide Children’s Hospital in Columbus, OH. She also is Professor of Pediatrics at the Ohio State University College of Medicine. Dr. Mardis has research interests in the application of genomic technologies to improve our understanding of human disease, and toward improving the precision of medical diagnosis, prognosis and treatment. Dr. Mardis is the former Robert E. and Louise F. Dunn Distinguished Professor of Medicine at Washington University School of Medicine in St. Louis, MO, where she was on the faculty for 22 years. As Co-Director of the McDonnell Genome Institute, she devised methods and automation that contributed to the Human Genome Project and has since played key roles in the 1000 Genomes Project, The Cancer Genome Atlas, and the Pediatric Cancer Genome Project. Prior to joining the Washington University faculty, she was a senior research scientist at BioRad Laboratories in Hercules, CA. Dr. Mardis is the immediate past President of the American Association for Cancer Research, and has scientific advisory roles at Kiadis Pharmaceuticals N.V., PACT Pharma LLC, and Scorpion Therapeutics LLC. Dr. Mardis received her Bachelor of Science degree in Zoology in 1984 and her Ph.D. in Chemistry and Biochemistry in 1989, both from the University of Oklahoma. She is an elected member of the U.S. National Academy of Medicine.
Lawrence A. Rosen, 63, joined the Supervisory Board in 2013 and was appointed Chair in 2020. He is also Chair of the Audit Committee and Chair of the Selection and Appointment Committee, in addition to being a member of the Compensation Committee. Mr. Rosen was a member of the Board of Management and Chief Financial Officer of Deutsche Post DHL until September 2016. Holding this position since 2009, Mr. Rosen was in charge of controlling, corporate accounting and reporting, investor relations, corporate finance, corporate internal audit and security, taxes, as well as the group’s global business services. Prior to joining Deutsche Post DHL, Mr. Rosen served as Chief Financial Officer of Fresenius Medical Care AG & Co. KGaA in Germany from 2003 to 2009. Prior to that, he was Senior Vice President and Treasurer for Aventis SA in Strasbourg, France. Between 1984 and 2000, Mr. Rosen held different positions at the Aventis predecessor companies Hoechst AG and American Hoechst/Hoechst Celanese Inc. Since 2015, Mr. Rosen has served as a member of the board of Lanxess AG and previously served on the board of Postbank AG from 2009 until 2015. Mr. Rosen, who is a U.S. citizen, holds a Bachelor's degree in Economics from the State University of New York and an M.B.A. from the University of Michigan.
Elizabeth E. Tallett, 71, joined the Supervisory Board, as well as the Audit Committee and Compensation Committee, in 2011. She is a member of the Selection and Appointment Committee, and since 2016 has served as Chair of the Compensation Committee. Ms. Tallett was a Principal of Hunter Partners, LLC, a management company for early to mid-stage pharmaceutical, biotechnology and medical device companies, from 2002 until February 2015. Ms. Tallett continues to consult with early stage health care companies. Her senior management experience includes President and CEO of Transcell Technologies Inc., President of Centocor Pharmaceuticals, member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett graduated from Nottingham University, England with dual Bachelor's degrees with honors in mathematics and economics. She is a member of the board of directors of Anthem, Inc. (where she is currently Chair), Principal Financial Group, Inc. (where she is retiring from in May 2021), Meredith Corp. and Moderna, Inc. She is a former director of Coventry Health Care, Inc. Ms. Tallett was a founding board member of the Biotechnology Council of New Jersey and is Chair of the Trustees of Solebury School in Pennsylvania.
Dr. Toralf Haag, 54, joined the Supervisory Board and the Audit Committee in January 2021. He has served since October 2018 as Chairman of the Corporate Board of Management of Voith GmbH & Co. KGaA in Germany, a global technology company with more than EUR 4 billion in annual sales and over 19,000 employees. Before joining Voith in October 2016 as Chief Financial Officer, Dr. Haag served for more than 11 years as CFO and Member of the Executive Committee of Lonza Group AG since August 2005. He began his career in 1994 as the personal assistant to the CEO of Thyssen Handelsunion AG after earning a degree in Business Administration from the University of Augsburg and a Ph.D. at the University of Kiel.
Conflicts of Interest, Loans or Similar Benefits
Resolutions to enter into transactions under which members of the Supervisory Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Supervisory Board, must be reported and require the approval of the Supervisory Board plenum. A Supervisory Director that has a personal conflict of interest will not participate in the decision making process regarding such item. In 2020, neither QIAGEN nor its Supervisory Board members have entered into any such transactions. No credit, loans or similar benefits were granted to members of the Supervisory Board. Additionally, the Supervisory Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Supervisory Board.

Committees of the Supervisory Board
The Supervisory Board has established an Audit Committee, a Compensation Committee, a Selection and Appointment Committee and a Science and Technology Committee from among its members and can establish other committees as deemed beneficial. The Supervisory Board has approved charters under which each of the committees operates. These charters are published on our website www.qiagen.com. The committees were comprised of the following members in 2020:

Name of Supervisory Director	Member of Audit Committee	Member of Compensation Committee	Member of Selection and Appointment Committee	Member of Science and Technology Committee
Stéphane Bancel	●
Dr. Metin Colpan			●	● (Chair)
Dr. Ross L. Levine				●
Dr. Elaine Mardis		●		●
Lawrence A. Rosen	● (Chair)	●	● (Chair)
Elizabeth E. Tallett	●	● (Chair)	●
___________________
We believe that all of our Supervisory Directors meet the independence requirements set forth in the Dutch Corporate Governance Code (the Dutch Code). We further believe that all Supervisory Board Directors qualify as independent under the independence standards set forth in the New York Stock Exchange (NYSE) Listed Company Manual. Pursuant to the NYSE rules, a majority of the Supervisory Directors must qualify as independent, as defined in the Rules.
Audit Committee
The Audit Committee consists of three members and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange Listed Company Manual. The Board has designated Mr. Rosen as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002 and as referred to in the Dutch Decree on Audit Committees (Besluit instelling audit committee). The Audit Committee performs a self-evaluation of its activities on an annual basis.
The Audit Committee's primary duties and responsibilities include, among other things, to serve as an independent and objective party to monitor QIAGEN's accounting and financial reporting process and internal risk management, control and compliance systems. The Audit Committee also is directly responsible for proposing the external auditor to the Supervisory Board, which then proposes the appointment of the external auditor to the General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and for providing an open avenue of communication among the external auditor as well as the Management Board and the Supervisory Board. Our Internal Audit department operates under the direct responsibility of the Audit Committee. Further, the Audit Committee is responsible to establish procedures to allow for the confidential and or anonymous submission by employees of concerns. Additionally, this includes the receipt, retention and treatment of submissions received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the external auditor and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the external auditor our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse as well as the half-year and annual reports filed with The Netherlands Authority for the Financial Markets. The Audit Committee met seven times in 2020 and met with the external auditor excluding members of the Managing Board in July and October 2020. The Audit Committee reviews major financial risk exposures, pre-approves related-party transactions between the Company and Supervisory Board or Managing Board, and reviews any legal matter including compliance topics that could have a significant impact on the financial statements.
Compensation Committee
The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing Board to be adopted by the General Meeting, the preparation of a proposal concerning the individual compensation of Managing Board members to be adopted by the

Supervisory Board and the preparation of the Remuneration Report on compensation policies for the Managing Board to be adopted by the Supervisory Board. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits. The Remuneration Report reviews the implementation of the Remuneration Policy in the most recent year and provides an outline of the Remuneration Policy for the future. The Compensation Committee engages external consultants to ensure that the overall remuneration levels are benchmarked regularly, against a selected group of companies and key markets in which QIAGEN operates. The Compensation Committee consists of three members and members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met five times in 2020.
Selection and Appointment Committee
The Selection and Appointment (Nomination) Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of the Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board. Additionally, the Selection and Appointment Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board, reporting these results to our Supervisory Board. It also proposes the (re-)appointments of members of our Managing Board and Supervisory Board and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management. Members of the Selection and Appointment Committee are appointed by the Supervisory Board and serve for a one-year term. Following the departure of Dr. Björklund, the Supervisory Board discussed the composition of the Supervisory Board during Supervisory Board meetings and teleconferences. The Selection and Appointment committee met five times in 2020.
Science and Technology Committee
The Science and Technology Committee is primarily responsible for reviewing and monitoring research and development projects, programs, budgets, infrastructure management and overseeing the management risks related to the Company's portfolio and information technology platforms. The Science and Technology Committee provides understanding, clarification and validation of the fundamental technical basis of the Company's businesses in order to enable the Supervisory Board to make informed, strategic business decisions and vote on related matters, and to guide the Managing Board to ensure that powerful, global, world-class science is developed, practiced and leveraged throughout the Company to create shareholder value. The members of the Science and Technology Committee are appointed by the Supervisory Board and serve for a term of one year. The Science and Technology Committee met four times in 2020.
Diversity within the Managing Board and Supervisory Board
QIAGEN is not subject to statutory requirements regarding gender diversity within the Managing Board and Supervisory Board. However, in nominating candidates for these boards, QIAGEN supports the trend toward higher participation of women. QIAGEN feels that gender is only one part of diversity and strives for a diverse composition in the Managing Board and Supervisory Board also in terms of other factors such as age, nationality, public reputation, industry or academic background. QIAGEN is committed to expanding diversity while pursuing individuals for these boards with a unique blend of scientific and commercial expertise and experience that will contribute to the future success of its business. Management development programs support the career advancement of leaders regardless of gender and other factors. As a result a number of women are in key leadership roles, particularly in leading commercial and operational positions around the world. In line with this commitment, QIAGEN's Selection and Appointment committee will continue selecting future members of the Managing Board and Supervisory Board with due observance of its aim to have a diverse leadership team on the basis of gender, but also on the basis of age, wide ranging experience, backgrounds, skills, knowledge and insight. This all without compromising QIAGEN's commitment to hiring the best individuals for those positions. More information about diversity within the Board other than gender, can be found in below under the section Dutch Corporate Governance Code - Comply or explain.

Share Ownership
The following table sets forth certain information as of January 31, 2021 concerning the ownership of Common Shares by our directors and officers. In preparing the following table, we have relied on information furnished by such persons.

	Shares Beneficially Owned (1)
Name and Country of Residence	Number (2)		Percent Ownership
Thierry Bernard, United States	50,343	(3)	*
Roland Sackers, Germany	170,000	(4)	*
Stéphane Bancel, United States	15,926	(5)	*
Dr. Metin Colpan, Germany	1,172,698	(6)	0.51%
Dr. Toralf Haag, Germany	700		*
Dr. Ross L. Levine, United States	2,151	(7)	*
Dr. Elaine Mardis, United States	—	(8)	—
Lawrence A. Rosen, United States	—	(9)	—
Elizabeth Tallett, United States	28,668	(10)	*
 ____________________
 * Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 31, 2021.
(1)The number of Common Shares outstanding as of January 31, 2021 was 227,871,296. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as shareholders with respect to Common Shares.
(2)    Does not include Common Shares subject to options or awards held by such persons at January 31, 2021. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.
(3)    Does not include 61,590 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(4)     Does not include 88,299 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(5)    Does not include 10,392 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(6) Includes 357,893 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 770,370 shares held by Colpan GbR. Does not include 10,860 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(7)    Does not include 3,946 shares issuable upon the release of unvested stock awards that could become released within 60 days from the date of this table.
(8)    Does not include 10,392 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(9)    Does not include 10,392 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(10)    Does not include 1,563 shares issuable upon the exercise of options now exercisable having exercise prices of $15.59 per share. Options expire on February 2022. Does not include 10,392 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

The following table sets forth the options of our officers and directors as of January 31, 2021:

Name	Total Vested Options	Expiration Dates	Exercise Prices
Elizabeth E. Tallett	1,563	2/28/2022	$15.59

Additional Information

Shareholders
Our shareholders exercise their voting rights through Annual and Extraordinary General Meetings. Resolutions of the General Meeting are adopted by an absolute majority of votes cast, unless a different majority of votes or quorum is required by Dutch law or the Articles of Association. Each common share confers the right to cast one vote.
Furthermore, the Managing Board, or where appropriate, the Supervisory Board, shall provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence QIAGEN's share price.
QIAGEN is required to convene an Annual General Meeting in The Netherlands no later than six months following the end of each year. The agenda for the Annual General Meeting must contain certain matters as specified in QIAGEN's Articles of Association and under Dutch law, including, among other things, the adoption of QIAGEN's annual financial statements.
Additional Extraordinary General Meetings may be convened at any time by the Managing Board, the Supervisory Board or by one or more shareholders jointly representing at least 40% of QIAGEN's issued share capital. Furthermore, one or more shareholders, who jointly represent at least 10% of QIAGEN's issued share capital may, on their application, be authorized by the district court judge having applications for interim relief, to convene a General Meeting. Shareholders are entitled to propose items for the agenda of the General Meeting provided that they hold at least 3% of the issued share capital. Proposals for agenda items for the General Meeting must be submitted at least 60 days prior to the meeting date. The notice convening a General Meeting, accompanied by the agenda, shall be sent no later than 42 days prior to the meeting. QIAGEN informs the General Meeting by means of explanatory notes to the agenda, providing all facts and circumstances relevant to the proposed resolutions.
Pursuant to the Dutch Code, all transactions between the company and legal or natural persons who hold at least ten percent of the shares in the company shall be agreed on terms that are customary in the sector concerned. Decisions to enter into transactions in which there are conflicts of interest with such persons that are of material significance to the company and/or to such persons require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2020.
Furthermore, pursuant to the Dutch implementation of the Shareholders Rights Directive II (SRD II), certain material transactions with related parties (in the meaning of the standards adopted by the International Accounting Standards Board and approved by the European Commission) require the approval of the Supervisory Board, or, if all Supervisory Directors are involved in such transaction, the General Meeting of Shareholders.
Stock Plans
We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) which was approved by our shareholders on June 14, 2005. The 2005 Plan expired by its terms in April 2015 and no further awards will be granted under the 2005 Plan. On June 25, 2014, our shareholders approved the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan), which replaced the 2005 Plan in April 2015. An aggregate of 16.7 million Common Shares were reserved for issuance pursuant to the 2014 Plan, subject to certain antidilution adjustments. We issue Treasury Shares to satisfy option exercises and award releases and had approximately 14.4 million Common Shares reserved and available for issuance under the 2005 and 2014 Plans at December 31, 2020.
Pursuant to the 2014 Plan, stock rights, which include options to purchase our Common Shares, stock grants and stock-based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. Options granted pursuant to the 2014 Plan may either be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the Code), or non-qualified stock options. Options granted to members of the Supervisory Board and the Managing Board must have an exercise price that is higher than the market price at the time of grant. Generally, the stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards have terms of up to five or ten years, subject to earlier termination in the event of death, disability or other termination of employment. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the agreements under the 2014 Plan.
The Plan is administered by the Compensation Committee of the Supervisory Board, which selects participants from among eligible employees, consultants and directors and determines the number of shares subject to the stock-based award, the length of time the award will remain outstanding, the manner and time of the award's vesting, the price per share subject to the award and other terms and conditions of the award consistent with the Plan. The Compensation Committee's decisions are subject to the approval of the Supervisory Board.
The Compensation Committee has the power, subject to Supervisory Board approval, to interpret the plans and to adopt such rules and regulations (including the adoption of “sub plans” applicable to participants in specified jurisdictions) as it may deem necessary or appropriate. The Compensation Committee or the Supervisory Board may at any time amend the plans in any respect, subject to Supervisory Board approval, and except that (i) no amendment that would adversely affect the rights of any participant under any option previously granted may be made without such participant's consent and (ii) no amendment shall be effective prior to shareholder approval to the extent such approval is required to ensure favorable tax treatment for incentive stock options or to ensure compliance with Rule 16b-3 under the United States Securities Exchange Act of 1934, as amended (the Exchange Act) at such times as any participants are subject to Section 16 of the Exchange Act.
As of January 31, 2021, there were 0.3 million options outstanding with exercise prices ranging between $14.91 and $21.87 and expiring between May 31, 2021 and May 31, 2023. The exercise price of the options is the fair market value of the Common Shares as of the date of grant or a premium above fair market value. Additionally, there were 5.1 million stock unit awards outstanding as of January 31, 2021. These awards will be released between February 15, 2021 and May 31, 2028. As of January 31, 2021, 1.4 million stock unit awards were held by the officers and directors of QIAGEN, as a group.
Further detailed information regarding stock options and awards granted under the plan can be found in Note 22 "Share-Based Payments" included in the Consolidated Financial Statements.
Independence
Unlike the New York Stock Exchange listing standards which require a majority of the Supervisory Board members to be independent, the Dutch Corporate Governance Code distinguishes between certain independence criteria which may be fulfilled by not more than one Supervisory Board Members (as e.g. prior employment with the Company, receiving personal financial an important business relationship with the Company) and other criteria which may not be fulfilled by more than the majority of the Supervisory Board members. In some cases the Dutch independence requirement is more stringent, such as by requiring a longer “look back” period (five years) for former executive directors. In other cases, the New York Stock Exchange rules are more stringent, such as a broader definition of disqualifying affiliations. Currently, all members of our Supervisory Board are “independent” under both the New York Stock Exchange and Dutch definitions.
Risk Management
Reference is made to the discussion in the section "Principle Risks and Uncertainties" above.
Disclosure Controls and Procedures
Our Managing Directors, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, they concluded that as of December 31, 2020, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file is recorded, processed, summarized and reported in a timely manner and is accumulated and communicated to our management, including our Managing Directors, as appropriate to allow timely decisions regarding required disclosure.
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, no matter how well designed, such as the possibility of human error and the circumvention or overriding of the controls and procedures. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance of achieving their control objectives. In addition, any determination of effectiveness of controls is not a projection of any effectiveness of those controls to future periods, as those controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate.
Report of Management on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s system of internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with International Financial Reporting Standards.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making this assessment, management used the updated criteria set forth in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
Based on our assessment under the COSO Internal Control-Integrated Framework, management believes that, as of December 31, 2020, our internal control over financial reporting is effective. Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of NeuMoDx Molecular, Inc, which is included in the 2020 consolidated financial statements of QIAGEN N.V. and Subsidiaries and constituted 6.31% of total assets as of December 31, 2020 and 0.53% of revenues for the year then ended. Securities and Exchange Commission guidelines permit companies to exclude acquisitions from their assessment of internal control over financial reporting during the first year following an acquisition.
Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Independent Auditors
In accordance with the requirements of Dutch law, our independent registered public accounting firm for our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union and filed with the Netherlands Authority for the Financial Markets (AFM), is appointed, and may be removed by, the General Meeting. The Supervisory Board nominates a candidate for the appointment as external auditor, for which purpose both the Audit Committee and the Managing Board advise the Supervisory Board. At the Annual General Meeting in 2020, KPMG Accountants N.V. was appointed as external auditor for the Company for 2020 year. The external auditor is invited to attend the meeting of the Supervisory Board at which the statutory financial statements prepared in accordance with International Financial Reporting Standards and filed with the AFM shall be approved and is furthermore invited to attend the General Meeting at which the statutory financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts prepared in accordance with International Financial Reporting Standards.
Following the appointment of KPMG Accountants N.V. for the audit of our statutory consolidated financial statements, the external auditor for our consolidated financial statements prepared under U.S. generally accepted accounting principles is KPMG AG Wirtschaftsprüfungsgesellschaft who audited the consolidated financial statements as of and for the year ended December 31, 2020.
The remuneration of the external auditor, and instructions to the external auditor to provide non-audit services, shall be approved by the Supervisory Board on the recommendation of the Audit Committee and after consultation with the Managing Board. At least once every four years, the Supervisory Board and the Audit Committee shall conduct a thorough assessment of the functioning of the external auditor. The main conclusions of this assessment shall be communicated to the General Meeting for the purposes of assessing the nomination for the appointment of the external auditor. The next assessment will be completed in 2021.
Whistleblower Policy and Code of Conduct
We have a formal Whistleblower Policy concerning the reporting of alleged irregularities within QIAGEN of a general, operational or financial nature. Furthermore, we have a published Code of Conduct that outlines business principles for our employees and rules of conduct. The Code of Conduct can be found on our website at www.qiagen.com.
Anti-Takeover Measures
In 2004, the Supervisory Board granted an option to the Dutch Foundation Stichting Preferente Aandelen QIAGEN that allows the Foundation to acquire preference shares from QIAGEN if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire more than 20% of our issued share capital, or (ii) a person holding at least a 10% interest in the share capital has been designated as a hostile person by our Supervisory Board. The option enables the Foundation to acquire preference shares equal to the number of our outstanding common shares at the time of the relevant exercise of the right, less one share. When exercising the option and exercising its voting rights on these shares, the Foundation must act in the interest of QIAGEN and the interests of our stakeholders. No preference shares are currently outstanding.
Dutch Corporate Governance Code - Comply or Explain
The corporate governance structure and compliance with the Dutch Code is the joint responsibility of the Managing Board and the Supervisory Board. They are accountable for this responsibility to the General Meeting. We continue to seek ways to improve our corporate governance by measuring itself against international best practice. The Dutch Code was last amended on December 8, 2016, and can be found at www.commissiecorporategovernance.nl.
Non-application of a specific best practice provision is not in itself considered objectionable by the Dutch Code and may well be justified because of particular circumstances relevant to a company. In accordance with Dutch law, we disclose in our Annual Report the application of the Dutch Code's principles and best practice provisions.
To the extent that we do not apply certain principles and best practice provisions, or do not intend to apply these in the current or the subsequent year, we state the reasons.
We take a positive view of the Dutch Code and apply nearly all of the best practice provisions. However, we prefer not to apply some provisions due to the international character of our business as well as the fact - acknowledged by the Commission that drafted the Dutch Code - that existing contractual agreements between QIAGEN and individual members of the Managing Board cannot be set aside at will.

The following provides an overview of exceptions that we have identified:
1.Best practice provision 2.2.2 recommends that a supervisory board member is appointed for a period of four years. A member may be reappointed for a term of additional two years, which appointment may be extended by at most two years.
Members of the Supervisory Board are appointed annually for a one-year period beginning on the day following the General Meeting up to and including the day of the General Meeting held in the following year. Dr. Metin Colpan has joined the Supervisory Board in 2004 and Ms. Elizabeth Tallett has been a Supervisory Board member since 2011. We highly value the scientific and commercial experience of Dr. Colpan and his in-depth knowledge of QIAGEN and the broad industry knowledge, management and board experience of Ms. Tallett. QIAGEN therefore supports the reappointment of Dr. Colpan and Ms. Tallett beyond the eight-year term as recommended by the Dutch Code.
2.Best practice provision 2.1.5 recommends that the Supervisory Board should draw up a diversity policy for the composition of the Management Board, the Supervisory Board and, if applicable, the Executive Committee. The policy should address concrete targets relating to diversity and the diversity aspects to the Company, such as nationality, age, gender and education and work background.
While QIAGEN strives for a diverse composition of the Supervisory Board, Managing Board, Executive Committee and in all other management levels of the Company, we do not consider the definition of concrete targets relating to diversity useful. We are committed to creating an environment where all individuals have the opportunity to grow and contribute to our progress, regardless of their age, educational background, gender, nationality, physical abilities, race and ethical background, religion, or sexual orientation. We consider it to be a key success factor on the path to achieving our mission and goals. Individuals and teams alike understand the diverse needs of our customers, identify and realize cross-functional opportunities for our business areas, and can quickly adapt to a fast changing environment. In 2020, our multicultural workforce was composed of at least 80 nationalities with an average age of 40.1. With 48.4% women, we are well balanced in terms of gender on an aggregate level. Information on the composition of our Managing and Supervisory Boards can be found about under the section "Diversity within the Managing Board and Supervisory Board."
3.Best practice provision 3.1.2 vi. recommends that when formulating the remuneration policy, it should be considered that shares awarded to management board should be held for a period of at least five years
Pursuant to the Company’s Remuneration Policy, long-term equity-based grants to members of the Managing Board under the 2014 Plan primarily consist of an award of performance stock units, i.e. long-term incentive awards which are dependent upon the achievement of pre-defined performance goals. Grants of restricted stock units, which are based on time vesting only, are no longer to be granted on a regular basis and shall be reserved for use as special equity incentive rewards in certain situations. Performance stock units and restricted stock units granted until February 2018 are basically structured so that 40% of a grant vests after three years, 50% after five years and the remaining 10% after ten years. Grants of performance stock units and restricted stock units granted after February 2018 vest 40% after three years, 60% after five years. In 2019, the members of the Managing Board elected to receive in lieu of their 2018 cash bonus the value earned in the year in performance stock units which vest over five years from the grant date.
4.Best practice provision 3.2.3 recommends that the maximum remuneration in the event of dismissal of a management board member may not exceed one year's salary (the "fixed" remuneration component).
Our Managing Board members have entered into employment agreements with QIAGEN N.V. and some QIAGEN affiliates for which they hold managing positions. In case of termination of an agreement without serious cause as defined by the applicable law, the respective affiliate would remain obliged to compensate the Managing Board member for the remaining term of the employment agreement.
5.    Best practice provision 2.2.4 recommends that the supervisory board should draw up a retirement schedule in order to avoid, as far as possible, a situation in which many supervisory board members retire simultaneously. The retirement schedule should be made generally available and should be posted on the company’s website.
The Supervisory Board follows the practice to discuss retirement plans of individual members early to proactively manage continuity within the Supervisory Board. QIAGEN believes that this practice provides a more flexible and better succession planning than a fixed retirement schedule.
6.    Best practice provision 3.3.2 recommends that a supervisory board member may not be granted any shares and/or rights to shares by way of remuneration.

QIAGEN has granted stock options to the members of the Supervisory Board as a remuneration component since its establishment until 2013 when we stopped granting stock options. Since 2007, Supervisory Board members have been granted restricted stock units. We believe that the reasonable level of equity-based compensation which we practice allows a positive alignment of shareholder interests with the other duties of the Supervisory Board and that this practice is necessary to attract and retain Supervisory Board members as the granting of share-based compensation to Supervisory Board members is a common practice in our industry.
NYSE Exemptions
Exemptions from the NYSE corporate governance standards are available to foreign private issuers, such as QIAGEN when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In connection with QIAGEN’s listing on the NYSE, the NYSE accepted QIAGEN's exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of The Netherlands. These exemptions and the practices followed by QIAGEN are described below:
•QIAGEN is exempt from NYSE’s quorum requirements applicable to meetings of ordinary shareholders. In keeping with the law of The Netherlands and generally accepted business practices in The Netherlands, QIAGEN’s Articles of Association provide that there are no quorum requirements generally applicable to meetings of the General Meeting.
•QIAGEN is exempt from NYSE’s requirements that shareholder approval be obtained prior to the establishment of, or material amendments to, stock option or purchase plans and other equity compensation arrangements pursuant to which options or stock may be acquired by directors, officers, employees or consultants. QIAGEN is also exempt from NYSE’s requirements that shareholder approval be obtained prior to certain issuances of stock resulting in a change of control, occurring in connection with acquisitions of stock or assets of another company or issued at a price less than the greater of book or market value other than in a public offering. QIAGEN’s Articles of Association do not require approval of the General Meeting prior to the establishment of a stock plan. The Articles of Association also permit the General Meeting to grant the Supervisory Board general authority to issue shares without further approval of the General Meeting. QIAGEN’s General Meeting has granted the Supervisory Board general authority to issue up to a maximum of our authorized capital without further approval of the General Meeting. QIAGEN plans to seek approval of the General Meetings for stock plans and stock issuances only where required under the law of The Netherlands or under QIAGEN’s Articles of Association.

Corporate Governance Statement
This is a statement concerning corporate governance as referred to in article 2a of the decree on additional requirements for annual reports (Vaststellingsbesluit nadere voorschriften inhoud jaarverslag) effective as of January 1, 2010 (the “Decree”). The information required to be included in this corporate governance statement as described in articles 3, 3a and 3b of the Decree can be found in the following sections of this Annual Report:
•The information concerning compliance with the Dutch Corporate Governance Code (published at     www.commissiecorporategovernance.nl), as required by article 3 of the Decree, can be found in the relevant sections under "Corporate Governance Report" in this Annual Report;
•The information concerning QIAGEN's risk management and control frameworks relating to the financial reporting process, as required by article 3a sub a of the Decree, can be found in the relevant sections under "Corporate Governance Report" in this Annual Report;
•The information regarding the functioning of QIAGEN's General Meeting of Shareholders, and the authority and rights of QIAGEN's shareholders, as required by article 3a sub b of the Decree, can be found in the relevant sections under "Corporate Governance Report" in this Annual Report;
•The information regarding the composition and functioning of QIAGEN's Managing Board, the Supervisory Board and its committees, as required by article 3a sub c of the Decree, can be found in the relevant sections under "Corporate Governance Report " and the Report of the Supervisory Board in this Annual Report;
•The information concerning the inclusion of the information required by the Decree Article 10 EU Takeover Directive, as required by article 3b of the Decree, can be found in the relevant sections under "Corporate Governance Report" in this Annual Report;
•The information concerning the powers to issue and repurchase shares can be found under "Shareholdings and Other Information" in this Annual Report.
Requirements – Germany
QIAGEN is required, as a company of which the shares are listed on the Frankfurt Stock Exchange, to follow the applicable German capital market laws, in particular the Wertpapierhandelsgesetz.
Requirements – the United States
QIAGEN’s shares are listed on the New York Stock Exchange (NYSE) and must therefore comply with such of the requirements of US legislation, such as the Sarbanes-Oxley Act of 2002, regulations enacted under US securities laws and the listing standards of the NYSE as are applicable to foreign private issuers.

Non-Financial Statement
Our approach to sustainability
QIAGEN believes in sustainability as long-term economic success combined with respect for the natural environment and for the people who are our stakeholders – employees, customers, suppliers, neighbors. By reducing emissions, providing healthy, high-quality workplaces, and ensuring suppliers and partners uphold our environmental and social standards, QIAGEN sees itself as a good corporate citizen sincerely striving to make improvements in life possible.
The COVID-19 crisis has demonstrated these two facets of our responsibility to best effect. Our business success came hand in hand with our working closely with public officials and customers around the world to ensure the availability of critical testing components to fight the pandemic. At the same time, QIAGEN honored its commitment to its highly dedicated employees by ensuring workplace flexibility, support for those looking after families, and safe working conditions in essential production facilities and offices.
Like no other year in living memory, 2020 showed that social and environmental developments can quickly and sweepingly affect business. QIAGEN is affirmed in its commitment to sustainability, which goes beyond formal regulations. As a market and innovation leader in life sciences and molecular diagnostics, we believe innovation can drive sustainable development in our industry – and in our world. We are committed to continuing on this path.
Our dedicated Global Environment, Health and Safety (EHS) team continuously addresses, monitors, and manages sustainability topics. It oversees the company-wide implementation of EHS management systems and sets goals to limit the use of energy, water, and plastics. The team reports to the Head of Global Operations, who is a member of our Executive Committee.
We are committed to protecting the environment by driving more energy savings and further reducing the negative impacts of our operations. We pledge to look after the welfare and safety of our employees, providing a safe, inclusive working environment for their development and growth. We also pledge to collaborate and work with our suppliers to build a framework tailored around our social and environmental goals in 2021.
We will also continue to engage with all stakeholders to gain a better understanding of our operating environment, including market developments and cultural dynamics. We will continue to approach employees, customers, patients, suppliers, shareholders, non-governmental organizations (NGOs) and communities using means as diverse as standard questionnaires and one-on-one conversations. Employee-led volunteer sustainability committees contribute to environmental debates and improvements throughout the company.
In 2020, we demonstrated our sustainability commitment by executing a €400 million sustainability-linked credit facility with an interest rate linked to our environmental, social and governance (ESG) rating. We will donate margin gains of improved ESG rating to sustainability-linked causes. We are the first provider of molecular diagnostics solutions with a sustainability component built into its corporate borrowings. It reinforces our commitment to further integrate sustainability into every part of our business.
Our Management Report contains more information about our business model, structure, products, customers, and strategy – as well as a description of the main trends and most important issues of 2020. We will provide a separate content index report on our website. This report will link our most material topics in scope for non-financial reporting with the standards provided by Global Reporting Initiative (GRI) and Sustainability Accounting Standards (SASB). This content index will make the reported information traceable and increases creditability and transparency. You also can find a summary report on QIAGEN’s commitment to sustainability on our website: https://www.qiagen.com/us/sustainability
Material non-financial information
For guidance on materiality and non-financial disclosure, we base our non-financial reporting on the Reporting Standards as provided by GRI as well as on relevant guidance as issued by the SASB.
For management purposes, we also work on the basis of defined materiality topics relating to sustainability. In the reporting period, we reviewed the materiality analysis first conducted in 2019. Our senior management validated the following list of material topics:
•Environmental matters: energy and emissions, water consumption, resource efficiency, sustainable procurement;
•Employee matters: employee satisfaction, occupational safety and health protection, employee development, responsible employer, equal opportunities;
•Social matters: access to healthcare, quality and product safety, customer satisfaction, data and cyber security;
•Respect for human rights: conflict minerals; and
•Anti-corruption and bribery matters: antitrust, anti-corruption.
Please refer to our non-financial statement 2019 for a detailed description of the procedure.

Environment
At QIAGEN, we are committed to minimizing the impact of our business operations on the planet – from the energy we consume and the resources we use in our manufacturing processes, to the materials we use in our laboratories and offices. Reducing our environmental impact is a key corporate goal for 2021, and we encourage our employees to be actively engaged in pursuing this goal by continually looking for ways to eliminate harmful substances and reduce waste from our products.
We recognize that climate change is one of the most pressing global challenges and acknowledge climate change risks such as extreme weather events and changes in regulation or customer behavior. Operations could, for example, be negatively impacted by volatility in the cost of raw materials, components, freight, and energy. New laws or regulations adopted in response to climate change could increase energy costs, the costs of certain raw materials, components, packaging, and transportation. Our customers are generally very conscious of the environment and therefore of issues including plastic consumption and the recyclability and durability of products. These aspects influence their choice of supplier.
To proactively address climate change, we have committed to reducing emissions in line with a 1.5-degree Celsius climate target as demanded by the 2015 Paris Agreement. Our 2019 carbon footprint, which was calculated with market-based emissions factors, serves as the base year. By the end of 2020, we achieved a reduction of 9.1% in scope 1 and 2 emissions and a reduction in business travel emissions of 81.8% below base year. The 2020 reduction was mainly achieved through the implementation of energy efficiency measures as well as the overall effects of the COVID-19 crisis. QIAGEN is currently reviewing climate targets and will make an announcement in June 2021 on its revised climate goal against science-based targets by 2050.
Environmental Performance
To increase transparency regarding our own global energy consumption and greenhouse gas (GHG) emissions, QIAGEN extended the coverage of its energy consumption data in 2018 by integrating a centralized data collection process for all production sites, research centers and offices. This expansion has enabled us to more accurately calculate our corporate carbon footprint (CCF) for scope 1, 2 and 3 emissions for each reporting year (see Table 1 QIAGEN Corporate Carbon Footprint 2020).

Table 1 QIAGEN Corporate Carbon Footprint 2020

Emission category (in tCO2)	2020	2019	Change in % 2019 to 2020
Scope 1: Direct emissions	10,068	10,808	-6.9%
Scope 2: Indirect emissions	9,631	10,870	-11.4%
Scope 3.4: Transportation and distribution	28,900	17,082	+69.2%
Scope 3.6: Business travel	3,529	19,431	-81.8%
Total (market based)	52,128	58,191	-10.4%

Scope 1 covers direct GHG emissions from the combustion of fossil fuels on our own premises and with company vehicles.
Scope 2 emissions are reported using both a location-based and market-based approach, which cover our indirect emissions originating from external generation of electricity for our operational and business activities. A location-based calculation method for scope 2 emissions reflects the average emissions intensity of grids on which energy consumption occurs; a market-based method reflects emissions calculated with the energy source mix used by each QIAGEN site. Location based scope 2 emissions decreased by 14.5% to 15,854 tCO2 in 2020 compared to 18,540 tCO2 in 2019.

Continuing its progress, QIAGEN included additional scope 3 emissions data related to transportation and distribution for the years 2019 and 2020 in our GHG emissions calculations. In general, scope 3 emissions include emissions that occur along our value chain, for example through transport services, suppliers, and business travel.
QIAGEN’s energy data used to calculate our scope 1 and 2 emissions can be viewed by source in Figure 1 QIAGEN GHG Emissions by Site.

Table 2 QIAGEN Energy Consumption Scope 1 and 2

Energy consumption by source (in kWh)	2020	2019	2018
Natural gas	33,747,177	34,679,620	38,627,496
Petrol	6,766,864	8,677,185	7,910,565
Diesel	3,981,440	5,255,293	8,160,611
Liquefied Petroleum Gas (LPG)	66,363	50,179	72,702
Electricity procurement from conventional tariffs	30,903,763	36,130,248	30,346,347
Electricity procurement from green tariffs	1,148,642	1,142,240	1,238,345
Consumption from district heating, district cooling and steam	146,340	223,000	193,000
Total energy consumption	76,760,589	86,157,765	86,549,066
In addition to our energy data, we collect data regarding freshwater consumption, waste and recycling. We can confirm that none of our manufacturing sites are in water-stressed regions.
The table below lists the environmental performance data for 2018 through 2020. The data is shown as a ratio of our consolidated environmental data in relation to our net sales (NS in $ thousands), to establish a system for a long-term monitoring.
Table 3 QIAGEN Environmental Indicators

	2020	Indicators 2020		2019	Indicators 2019		2018	Indicators 2018
Energy (in MWh)	76,761	0.041	MWh/NS	86,158	0.0564	MWh/NS	86,549	0.0576	MWh/NS
GHG emissions Scope 1 + 2 (in tCO2; location-based)	25,922	0.0139	t/NS	29,347	0.0192	t/NS	28,898	0.0192	t/NS
Freshwater use (in m3)	113,736	60.81	l/NS	174,635 [1]	114.41	l/NS	119,621	79.65	l/NS
Total waste (in t)	1,183	0.633	kg/NS	1,155	0.757	kg/NS	633	0.421	kg/NS
Hazardous waste (in t)	509	0.272	kg/NS	330	0.216	kg/NS	250	0.166	kg/NS
1 - Figures for 2019 were adjusted due to improved data availability
Beginning in 2018, all relevant scope 1 and 2 emissions were calculated following a location-based approach. The additional calculation using a market-based approach for scope 2 emissions was introduced for 2019 as part of our climate strategy. We will continue to report the location-based emissions to ensure consistent methodology (see Table 3 QIAGEN Environmental Indicators.
Product life cycle assessment
Last year, QIAGEN conducted a life cycle assessment (LCA) for one of its best-selling – and therefore representative – products, the QIAamp DNA Mini Kit. The aim was to assess the complete carbon footprint of the QIAmp DNA Mini Kit in order to gradually improve its environmental performance over the following years.
The scope of the study was the full life cycle of the product (so called “cradle to grave”), including extraction and processing of raw materials, transport to the customer, energy and material input required when using the product, as well as transport to the disposal facility and incineration of remaining materials. The LCA identified the largest relative environmental impacts within the life cycle of a QIAmp DNA Mini Kit, laying the foundation for a subsequent carbon-reduction process. A detailed report on the LCA can be found on QIAGEN's website in the Sustainability section.
Plastic footprint reduction
The environmental impact of plastic materials is becoming a major concern for customers. QIAGEN uses plastics in many of its products and production support materials, as well as for transport and packaging. We and our industry face a number of challenges in reducing plastic materials due to safety, hygiene, and regulatory concerns; however, we recognize that we must work to eliminate plastics where possible. In 2020, QIAGEN far exceeded its corporate goal to reduce plastic transportation packaging material by 3% below 2019 levels. The goal was achieved in 2020 with a 42-ton reduction in plastic transport packaging. This was primarily achieved by the reduction in gel packs used in cold room shipments in the European Union (EU) and a change in demand for cold room products during the pandemic. Our goal for 2021 is to reduce plastic transport packaging by 9% below 2020.
Our global, cross-functional, plastic footprint reduction team identifies opportunities to reduce plastic, investigates more environment-friendly alternative materials, and optimizes recyclability where possible. In 2020, we successfully switched some of our expanded polystyrene (EPS) boxes used in dry-ice shipments for the U.S. to ClimaCell liners, which use paper and starch for insulation. In 2021, this initiative is expanding to include more cold room shipments both in the U.S, Europe, and APAC regions.
Many of our existing plastic reduction initiatives are focused on packaging. As our responsibility extends throughout our supply chain, we are also working with our logistics suppliers on initiatives to reduce shipping waste. These include, for example, re-usable passive temperature control shipping systems for certain cold-chain products.
Environment-friendly facilities
We also aim to make our buildings environmentally friendly by seeking LEED certification for new construction. Hilden’s research and development and the production facility were awarded LEED Gold certification, and an extension to the QIAGEN Germantown facility received Silver certification. Our initiatives to improve energy efficiency include energy modeling during the design phase of buildings, energy extraction from co-generators, improved insulation, heat recovery, lighting replacements, and installation of intelligent building systems.
To reduce the environmental impact of employee commuting, several QIAGEN sites have installed charging stations for electric cars and introduced bike-to-work schemes. These include Hilden, Germantown, and Manchester. Many facilities provide discounted train and bus tickets to encourage employees to use public transportation.
Our volunteer sustainability committees have initiated projects to reduce waste at their sites by introducing recycling and composting programs, replacing single-use items with reusable versions, and donating surplus office furniture and lab equipment to local community organizations.
Employees
QIAGEN’s long-term success and growth are shaped decisively by the knowledge, skill and passion of our employees. Focusing on human capital therefore drives our economic performance and considerably influences the sustainability of our operations. We are convinced that the professional and personal development of our employees is an integral factor in creating value for our customers, patients, colleagues, partners and shareholders. Being the industry’s employer of choice by attracting and developing top talent is one of our global goals. To achieve that, QIAGEN creates a work environment that empowers and involves employees at all levels.
As a company headquartered in the EU, freedom of association and collective bargaining are cornerstones of the good relationship between management and representatives of employees. Around 76% of our workforce is employed in member states of the Organization for Security and Cooperation in Europe (OSCE), and in all regions where we operate, we comply with all applicable laws regarding freedom of association and collective bargaining and respect local laws and regulations concerning labor relations. Our commitment on this issue can also be found in our Human Rights Policy on our Sustainability webpage. This policy is communicated to all employees globally on an ongoing basis via the company intranet and also given to newly hired employees. QIAGEN strives to foster an open-door workplace culture where employees are able to approach management and/or Human Resources about their concerns without fear of retaliation. Our policy states that employees may communicate openly with management regarding their working conditions without threat of reprisal, intimidation, or harassment.
Among all QIAGEN guidelines, the following policies aim to incorporate QIAGEN’s culture and values into all of our internal and external relationships. These are available internally for all employees:
•Our Corporate Code of Conduct and Ethics is intended to provide our employees with a clear understanding of the business conduct and ethics that are expected of them.
•Our Ethical Standards Policy: QIAGEN's cultural norms and values are defined in our mission, vision, and identity. Our values form the basis of our business success. Every employee is expected to treat everyone in an open, honest, and respectful manner.
Depending on local law and custom, there are different types of employment ranging from long-term fixed contracts to temporary positions, also including flexible time and programs for parents returning from childcare. In 2020, we employed 3.0% part-time employees (2019: 3.03%) and 2.1% temporary employees with a QIAGEN contract / fixed-term work contract (2019: 1.24%).
Employee training
As a fast-growing technology and knowledge-based company, we consider high-quality training and career development to be an integral part of our success. We offer various training platforms as QIAlearn, QIAGEN Academy, and MasterControl that provide the possibility to either use our global e-learning portfolio or to participate in personal trainings usually offered in a blended format. The focus is on job-specific skills, compliance, competencies, and leadership development.
In 2020, we ran a mix of virtual instructor-led and e-learning courses attended by 2,470 employees (2019: 3,951). In addition, 74 (2019: 46) top talented employees participated in our advanced leadership development programs, which took place in two groups in 2020. All trainings were conducted virtually in 2020 due to the COVID-19 pandemic.

As part of our talent and succession management, we have established transparent career paths with the QIAGEN Profile Navigator (QPN). It defines jobs, core competencies and approaches to advancement across the global organization.
In addition, QIAGEN’s global Performance Enhancement System (PES) creates a clear framework of regular one-on-one review sessions for each employee and their manager to discuss career development. These include discussions of goals and achievement levels, assessment of relevant competencies, as well as training needs and career planning steps.
The supervisor feedback process provides the opportunity for employees to give anonymized feedback to their supervisors. For 2020, employees provided overall very positive feedback.
Diversity
At QIAGEN, we are committed to creating an environment that is rich in diversity and empowers all employees. Diverse teams strengthen our organization through the variety of ideas, perspectives and approaches they bring to our business. Our teams outperform and succeed when they are composed of individuals with the widest possible range of personalities, backgrounds and traits. That’s why we value each person’s uniqueness and maintain an environment where all individuals can contribute to our success based on their strengths and characteristics.
We want to provide an environment where all individuals have the equal opportunity to grow and contribute to our progress, regardless of their age, educational background, sex (including gender identity, gender expression and sexual orientation), nationality, ethnicity, veteran status, physical abilities or religion. Diversity makes QIAGEN a great place to work.
Our strategic initiative on gender diversity started in 2018 has yielded remarkable results, particularly regarding leadership positions. The participation of women in leadership roles rose from approximately 28% in 2018 to approximately 32% in 2020 because of a series of initiatives to drive awareness, engagement and development of this area among our leadership team. More information about the policy on diversifying the Management Board and the Supervisory Board can be found in the Corporate Governance Report.
The QIAGEN Executive Council of Equal Opportunity (ECEO), made up of senior representatives from each of the business areas across the organization, has a lead function in driving change within QIAGEN around diversity and inclusion. Globally agreed cross-functional objectives are tied directly to our corporate goals on diversity and inclusion and drive initiatives within each organizational area. In addition, the ECEO works closely with the Diversity and Inclusion Ambassador Program. The ambassador program includes more than 25 employees from around the world who volunteer to champion diversity and inclusion across our global sites. The ambassadors host site-specific roundtables, organize trainings, workshops and events to educate the community – at QIAGEN and beyond – on diversity and inclusion topics throughout 2020. In 2019, our parental leave guidance in the U.S. was updated, which was a direct result of the diversity forums led by our ambassadors in conjunction with the executive committee members. The ambassadors have worked on updating our unconscious bias training package that will be rolled out in early 2021.
Employee satisfaction and retention
Recognizing that QIAGEN’s employees are the key to our success, we seek to be a great place to work. QIAGEN offers opportunities to work on exciting tasks and projects in an engaging work environment. Employees join QIAGEN and stay with QIAGEN because they can see how their work makes a difference to people’s lives everywhere in the world. Internal and external ratings have improved significantly and show QIAGEN’s reputation and preferred position in the global working environment. Specific targets for 2020 in terms of retention were reached – both the overall (under 10%) and the management level (under 5%) voluntary turnover were significantly lower.
A prudent work-life balance is an important measure to create and maintain employee satisfaction. We provide services to help employees balance their personal lives with the company’s dynamic work environment, including in-house childcare, sabbatical programs, and flexible working hours. In the U.S., we recently updated our parental leave policies to allow 12 to 14 weeks of fully paid leave. We also allow short-term bereavement leave. With regard to the COVID-19 pandemic, we were and continue to be flexible and allow our employees to work from home as guided by local regulations as well as personal situations.
QIAGEN has implemented frameworks for performance-based compensation and equity-based compensation, and incentive programs for new ideas and innovation. These programs aim to ensure fair and attractive compensation and to encourage each employee to work for the company’s long-term benefit. The QIAGEN remuneration report provides detailed information on the compensation practices regarding the QIAGEN Managing Board and can be found in our Renumeration Report online in our Corporate Governance pages.
An essential component of QIAGEN’s efforts to maintain a high level of satisfaction at work is our corporate health and safety management. We offer a wide range of measures and tools, from annual “health days” with free counseling, screening and medical check-ups to sports opportunities in the form of in-house gyms, on-site soccer fields and beach volleyball courts.
QIAGEN’s commitment to being an employer of choice is also reflected in the high number of applications for open positions, which exceeded 40,000 applications in 2020 (2019: 27,000). At the same time, the average voluntary annual turnover rate has decreased from approximately 12% to less than 10% year over year. In 2020, QIAGEN was once again recognized as a “Top Employer” in Germany. The Top Employer Institute is a global authority on recognizing excellence in people practices. The title is awarded after a very rigorous process where companies must provide detailed information on their HR practices, have an onsite review and several employee interviews. In July 2020, our Brazil subsidiary was certified for the first time as a “Great Place to Work,” and in November 2020, it was awarded one of the “Best Workplaces” in healthcare as well as Top 5 in diagnostic medicine. To receive the certification, at least 7 out of 10 employees must classify the company in a survey as a “Great Place to Work.” For the ranking, an assessment of the cultural practices and a complementary questionnaire are taken into account. Finally, QIAGEN’s US headquarters in Germantown, Maryland, received five different awards by the Alliance for Workplace Excellence (AWE), including the Workplace Excellence Seal of Approval, Diversity Champion Award, and Best Practices Supporting Workers 50+. All award recipients undergo a rigorous assessment process led by an independent review panel.
Occupational safety and health protection
QIAGEN recognizes its responsibilities with respect to occupational health and safety in all our operations and meets all applicable regulatory requirements. A dedicated EHS manager provides direction and oversees the implementation of global EHS policies and procedures in alignment with the international standard ISO 45001 and our own quality management system.
All QIAGEN facilities coordinate, manage and monitor site-specific occupational health and safety risks and activities, which include the management of permits and licenses, risk analysis and assessments, planning for unplanned events, accident reporting, and health and safety inspections. In 2020, a senior manager for EHS was appointed at the Hilden manufacturing site as part of the company’s commitment to improve the safety of its employees at this large manufacturing site. All employees of the company are required to adhere to local health and safety procedures and practices. Safety, orderliness, and cleanliness are a key success factor at QIAGEN.
QIAGEN committed to an all-company goal in 2020 to reduce the rate of lost days due to injuries per 100 employees based on calculated working hours, to drive and encourage initiatives to improve the safety culture in QIAGEN. The Days Away Restricted and Transferred (DART) are collected monthly from 13 QIAGEN sites located across Americas, EMEA and APAC. The DART goal was set in 2020 as <4.5 per 100 employees and we achieved 4.0.

2020
Headcount average per month[1]	3,220
Total number of calculated work hours	5,658,706
Total OSHA recordable accidents	29
Total number of lost workdays	113
DART per 100 employees	4.0
1 - Headcount average per month of employee at key manufacturing sites across APAC, US and EU
The table below shows the total number of recordable incidents (recordable accidents include lost workdays, restricted work, and medical treatment beyond first aid) and lost workdays for 2020, 2019 and 2018. The data is obtained from QIAGEN’s key manufacturing sites in Germany, the U.S., China, Sweden and Spain. It also includes the research and development site in United Kingdom, and the large business service center located in Poland. Thus, the data equates to 56% of the total average number of employees. There were again zero reported fatalities during 2020 as in previous years.

	Total Recordable Incidents			Days Lost due to Injuries
	2020	2019	2018	2020	2019	2018
Headcount average per month[1]	3,220	3,132	3,120	3,220	3,132	3,120
Europe / Middle East / Africa	23	17	28	64	121	261
Americas	6	3	26	49	5	16
Asia-Pacific / Japan	0	0	0	0	0	0
1 - Headcount average per month of employee at key manufacturing sites across APAC, US and EU
In 2021, near misses reporting will be implemented at the sites that provide data to support the DART metrics. To promote further safety awareness and implement continuous improvement initiatives, health and safety training programs are planned for 2021. Sites that have implemented lean management processes will utilize the blue safety cross to capture this information. The blue safety cross is a visual data collection tool for recording metrics on the number of safety incidents. The tool is used to improve safety and promote good practice by raising awareness within the teams regarding safety incidents tracked. It provides real time incidence data and includes near misses, accidents that are recordable and incidents that are not recordable.
As the health of our employees is a significant priority, we established free coronavirus testing at our location in Hilden following the outbreak of the pandemic. Starting in March 2020, we implemented systems and processes so that all Hilden-based QIAGEN employees and external service providers could be tested voluntarily at least once a week. Our internal laboratory was able to analyze up to 380 samples per working day. On average, approximately 200 tests per working day were conducted. The provision of regular and free testing facilities was an important factor in ensuring the uninterrupted flow of production.

Human rights
QIAGEN believes that the respect for human rights is an essential component of promoting sustainability in our global business. As a publicly listed company with international operations, we regard ourselves as a responsible corporate citizen in all the countries and regions where we do business. This role includes rights and obligations governed by international and national law, with human rights as one of the foundations of international law.
In this sense, we acknowledge and endorse the UN Universal Declaration of Human Rights, the European Convention on Human Rights, and the business-related Organization for Economic Cooperation and Development (OECD) Guidelines for Multinational Enterprises, the ILO Declaration on Fundamental Principles and Rights at Work, and the UN Guiding Principles on Business and Human Rights and its application in National Actions Plans of our relevant jurisdictions.
Our Human Rights Policy is designed to provide guidance on all human rights issues in our sphere of influence such as in our relationship with customers, on the employee level, and in our supply chain. For more information on our due diligence processes with regard to human rights in our supply chain, please refer to the "Sustainable supply chain management" section. Our Human Rights Policy can be found online on our Sustainability webpage.
Sustainable supply chain management
We strive to ensure that our quality standards, compliance with laws and regulations as well as environmental and social standards are maintained along the entire value chain of suppliers and partners. We demand the same from our business partners. Our procurement policy includes specific requirements for corporate governance, environmental and social standards, which we expect from our suppliers as minimum standards. Among other issues, it includes the obligations to reduce the use of substances of concern, to ensure collective bargaining and freedom of association among employees, fair wages, and regulations concerning maximum working time. The procurement policy is available online in the Resources area of our website under Service and Support.
COVID-19 demanded that our supply chain increase its previous capacity by three to five times its former volume. This was achieved in close cooperation with our partners, mainly through investment in machinery and alternative shift models to reach the capacity required.
In alignment with QIAGEN’s Compliance Program (especially QIAGEN’s Corporate Code of Conduct and Ethics), every QIAGEN employee must conduct themselves honestly, fairly, and objectively in all business relationships with suppliers and all others with whom QIAGEN maintains business relationships. Our compliance training program ensures that employees in the procurement organization understand our guidelines and comply with them.
Structure of our supply chain
QIAGEN operates in over 35 locations worldwide. Our sites are supported by a global supplier network that includes approximately 9,000 (2019: 9,000) suppliers in over 60 (2019: 60) countries, supplying resources such as chemicals and bioreagents, plastics, packaging materials, as well as other materials and services essential to our business. In 2020, 76% (2019: 83%) of our overall purchasing volume came from OECD countries.
Region of origin of suppliers

Region of origin	2020	2019
Europe	48%	53%
North America	22%	24%
Asia	25%	19%
Australia	2%	3%
South America	3%	1%
Africa	0%	0%
Total	100%	100%
Due diligence process
To minimize compliance, environmental and social risks in our supply chain, we apply a multi-stage vendor selection process. Suppliers are subjected to a risk analysis regarding environmental and social criteria based on their geographic location. These criteria were supported by information from the MVO Nederlands platform financed by the Dutch Foreign Ministry as well as the Bertelsmann Stiftung’s Sustainable Development Goals Index in 2020. As a result, 70 suppliers were identified for whom potential risks exist due to geographic location and sales to QIAGEN.
In 2020, all new suppliers signed QIAGEN’s procurement policy. As a rule, all new suppliers need to sign the policy as part of the contracting process. The policy contains requirements regarding legal compliance, bribery and corruption, labor rights, non-discrimination and fair treatment, health and safety as well as environmental protection and conservation. QIAGEN provides a whistleblower hotline, which can be used by all employees. The contact details can be found on QIAGEN’s website within the section Corporate Code of Conduct and Ethics. In addition, first-tier suppliers must confirm REACH, RoHS and conflict mineral compliance as appropriate.
As part of our supplier selection process, we additionally assess the suppliers’ policy with a perspective on QIAGEN's requirements. Some suppliers are analyzed with a supplier risk tool. This includes all QSR suppliers, suppliers with a risk class of A, B or C and suppliers with a high critical impact on QIAGEN’s security of supply. They are all analyzed once a year on several criteria including quality management, financial stability, embargos, risks of natural disaster. The relevant data for the assessment is either submitted via a questionnaire, or the suppliers are assessed on site during a visit. If all criteria are not fulfilled, the further procedure is decided on an individual basis.
Supplier audits are conducted if non-compliance is suspected. Audits are conducted on site at least every three years for all “A”-categorized direct suppliers. Audits are documented and results are being shared with audited suppliers. To our knowledge, there were no violations regarding corporate governance, environmental and social standards in the reporting period.
Conflict minerals
The sourcing of certain minerals (known as “conflict minerals”) has been linked with human rights abuses in the Democratic Republic of Congo (DRC) and other conflict zones. QIAGEN has performed an extensive inquiry into the company’s supply chain to confirm that the products supplied to us are either DRC conflict-free or that the suppliers are not aware of any non-compliance in their supply base. QIAGEN has no indication that any conflict minerals from the Democratic Republic of Congo or adjoining countries are used in the company’s laboratory instruments. To prove this, we receive compliance certificates from our vendors.
Our products consist of sample and assay kits, known as consumables, and automated instrumentation systems. We do not believe that any conflict minerals are necessary to the production or functionality of any of our consumable products. We conduct due diligence measures annually to determine the presence of conflict minerals in our instrumentation products and the source of any such conflict minerals. Because we do not purchase conflict minerals directly from smelters or refineries, we rely on our suppliers to specify their sources to us and declare their conflict minerals status. We disclosed our findings to the U.S. Securities and Exchange Commission (SEC) for the calendar year ending December 31, 2020, on Form SD on March 26, 2021, and will provide updated disclosure to the SEC annually.
Data and cyber security
As the external threat landscape continues to evolve, managing cyber security risk is a priority for QIAGEN. The company is committed to making investments in its capabilities to enhance the cyber resilience of our organization, products and services and to preserve the trust of our customers, partners, and employees.
QIAGEN's cyber security program continues to ensure that data and cyber security efforts and initiatives reflect evolving business requirements, regulatory guidance, and emerging threats. Our membership in private and public cyber security organizations (such as Health Information Sharing and Analysis Center, Information Security Forum, BSI Alliance for Cyber Security) facilitates close collaboration with peer organizations and government authorities to share industry-relevant best practices and threat information.
Business ethics
For QIAGEN, conducting business in a responsible way includes looking beyond our day-to-day business operations into the ethical foundations of our company. This means, in particular, the respect for human rights and legally compliant business behavior.
QIAGEN's approach to tax
QIAGEN is committed to conducting business lawfully, ethically, and with the highest integrity. These fundamental values and principles, as defined in our three I’s (Integrity, Inspiration, and Insight), are the undisputed key to the long-term success of our company and also the basis for our tax strategy.
Our tax strategy is embedded in the following guiding principles which reflects our status as a listed company and the regulated nature of our business.
1.Tax accountability and governance
Tax is part of QIAGEN’s corporate governance and is supervised by the QIAGEN Managing Board. The tax function of QIAGEN is centrally managed and controlled by its Global Tax Department, which is part of the Global Finance organization. It is led by the global Head of Tax, who is ultimately reporting to the Chief Financial Officer of the QIAGEN Group. Under the ultimate responsibility of our Audit Committee and Managing Board, the Chief Financial Officer regularly reviews, evaluates, approves and where necessary adjusts QIAGEN’s approach to tax.
2.Tax follows business
One of the basic principles for sustainable tax management is that taxes should be paid where economic value is generated. The volume of product and service flows among entities within the company is significant, and the price of transactions among QIAGEN entities is an important factor in QIAGEN’s overall tax organization. Our transfer pricing team determines the policy for the pricing of such transactions based on a full analysis of the value drivers of our business, ensuring that international and local rules are respected. Our objective is for all entities to be remunerated at “arm’s length” in accordance with OECD guidelines and country-specific rules.
The intellectual property related to our products and also to marketing specific intangibles are key profit drivers within QIAGEN, and profits generated with the employment of such assets are appropriately remunerated with the respective owner. The owner is the company controlling and taking the entrepreneurial risk of investing in the intellectual property. Our main entrepreneurs and intellectual property owners are companies in Germany, the U.S. and Spain.
We will only use business structures that are driven by commercial considerations, are aligned with business activity and which have genuine substance. QIAGEN does not operate in countries that are in the EU list of non-cooperative jurisdictions for tax purposes.
3.Seeking and accepting tax incentives
Like many companies, QIAGEN seeks to optimize its global tax position by accepting tax incentives. In doing so, we always try to achieve an appropriate balance between corporate, employee and shareholder interests on the one hand and public interest on the other. QIAGEN is committed to conducting business lawfully, ethically, and with the highest integrity. We seek to comply with the letter and the spirit of the tax laws wherever we operate, and we anticipate paying tax on profits where our business activities take place. If possible and appropriate, we apply for tax incentives and exemptions.
4.Compliance
We are committed to complying with the tax legislation of the countries in which we operate and pay the right amount of tax at the right time, in the countries where we create value. We strive for full and timely tax compliance. To minimize any tax compliance risk, a frequent review process is in place to secure timely and correct tax filings and tax payments. In the execution of tax compliance, third-party tax service providers are often involved under the supervision of the Global Tax Department.
5.Stakeholder engagement
We seek an open dialogue with our stakeholders, including relevant tax authorities, our shareholders, customers, business partners, employees, governments, regulators, NGOs and the communities in which we operate.
In some cases, QIAGEN and the respective tax authority may disagree on the correct application of local tax law. In the event of disputes, QIAGEN collaborates with the respective authorities in a fair and positive spirit to find balanced solutions in accordance with the applicable laws.
During 2020, QIAGEN’s tax policy received public interest. More specific, details on two former structures the company used to collect certain tax incentives have been disclosed. The structures that have been disclosed derive from a period in which there was no or limited discussion about base erosion and profit shifting and should been seen within the spirit of time. In line with QIAGEN’s business requirements and considering the rapidly changing global tax developments and environment, the mentioned structures were abandoned.
6.Transparency
Country-by-Country Reporting (CbCR) requires multinationals to provide information on their global allocation of profit, taxes paid, and certain indicators of economic activity among the countries in which they operate. This requires QIAGEN N.V., the ultimate parent of the QIAGEN Group, to file an annual Country-by-Country Report to the Dutch tax authorities.
QIAGEN submitted its 2019 CbCR to the Dutch tax authorities in 2020. The Dutch tax authorities will share the report with tax authorities in other jurisdictions where QIAGEN operates, subject to an international agreement that permits automatic exchange of data. QIAGEN has established appropriate processes to comply with CbCR requirements that ensures the integrity of the data.
Payments to governments for income taxes
Income tax is paid on profits and not on revenues. If an affiliate makes marginal profit, for example following capital investment, significant R&D expenditure or restructuring expenses, it will accordingly pay less income tax.

We pay income tax related to the value added by QIAGEN's operational activities to the governments in the global regions of operations as follows:

($ in thousands)	2020	2019
The Netherlands	$2,174	$4,236
Germany	4,915	9,719
United Kingdom	124	729
Switzerland	2,869	(47)
France	17,880	1,872
Sweden	1,705	893
Other	(1,022)	784
Total EMEA	$28,645	$18,186

United States	$4,544	$9,427
Brazil	1,451	238
Canada	463	526
Mexico	202	155
Total Americas	$6,660	$10,346

China	$2,553	$2,154
Japan	328	239
Australia	2,753	9,158
Singapore	594	1,004
South Korea	567	351
Other	472	36
Total APAC	$7,267	$12,942

Total income taxes paid, net	$42,572	$41,474
In addition to income taxes, QIAGEN also contributes significantly to local communities, directly and indirectly as collector on behalf of governments, through local taxes, custom duties, payroll taxes and social security payments.
Financial assistance from governments
We recognize government grants when there is reasonable assurance that all conditions will be complied with and the grant will be received. Our government grants generally represent subsidies for specified activities and are therefore recognized when earned as a reduction of the expenses recorded for the activity that the grants are intended to compensate. Thus, when the grant relates to research and development expenses, the grant is recognized over the same period that the related costs are incurred. Otherwise, amounts received under government grants are recorded as liabilities in the statement of financial position. When the grant relates to an asset, the value of the grant is deducted from the carrying amount of the asset and recognized over the same period that the related asset is depreciated or amortized.
The company has received cost grants and investment grants. In 2020, the company received income from government grants in the amount of $3.0 million (2019: $1.4 million).
COVID-19 related grants
Since early 2020, we have been working closely with governments, public health authorities and customers to ensure availability of critical COVID-19 testing diagnostics across the globe, while also developing new dedicated COVID-19 tests to cover all stages of the infection cycle. In this regard, QIAGEN launched its largest investment program ever to increase production capacity in Hilden (Germany), Maryland (U.S.) and Barcelona (Spain). The program involves an investment of more than EUR 110 million.
This investment program is being supported by a grant of EUR 18 million from the government of North Rhine-Westphalia (Germany), a grant of $0.6 million from the U.S. government and a grant of EUR 0.5 million from the Spanish government.

COVID-19 related financial measures
Governments around the world are acting decisively to protect their businesses and people from economic disruption resulting from the COVID-19 virus pandemic. QIAGEN has not proactively applied for any COVID-19-related financial stimulus. Some countries, however, have introduced generic measures that apply automatically to all or certain business areas. In this respect, QIAGEN was exempted from certain employer taxes the following local COVID-19 support in 2020 to retain local employees: $0.7 million under the Singapore “Jobs Support Scheme” and $1.8 million under the Chinese “Relief on Social Security Fees and Other Issues.”
Compliance
As a publicly listed company with international operations, QIAGEN is subject to regulation in various jurisdictions. Unethical behavior and non-compliance with laws and regulations have the potential to seriously harm our business, our reputation and our shareholders and to expose our employees to personal liability. QIAGEN has established a comprehensive Compliance Program, which translates legal and regulatory requirements as well as our fundamental values into clear, precise and understandable guidelines in our Corporate Code of Conduct and Ethics and supplementing specific policies for our employees. Our Corporate Code of Conduct and Ethics can be found here on our Compliance webpage under Investor Relations.
The policies include, but are not limited to, aspects such as conflicts of interest, insider trading, revenue recognition, confidentiality and social media. Interactions with healthcare professionals are fully compliant with the AdvaMed Code of Ethics and are described in detail in our Global Sales and Marketing Policy. Moreover, QIAGEN does not make or receive any payments to or from political parties or political action committees. Such actions are prohibited by QIAGEN’s Code of Conduct.
Special attention is paid to antitrust and anti-corruption laws (see https://corporate.qiagen.com/investor-relations/compliance-and-ethics). Our specific antitrust and anti-corruption policies set forth our commitment to ensure that QIAGEN and its subsidiaries abide by the antitrust and anti-corruption laws of the countries in which we operate. Our policies on anti-trust and anti-corruption can be found on our Compliance webpage under Investor Relations.
We extend our Compliance Program not only to our management and employees, but also to third-party intermediaries as distributors or agents. Third-party due diligence lies in the remit of the Sales Compliance Manager. This contains the following five elements:
1.Anti-corruption questionnaire and certification for new distributors, resellers and agents.
2.Annual risk assessment based on a calculated risk score, which factors location of business (Transparency International Index Score, TIIS) and annual sales revenue for distributing QIAGEN products.
3.Training.
4.Contractual obligations.
5.Due diligence (including selected background checks); also including payment monitoring.
All our policies are available to employees through the company’s Compliance@QIAGEN intranet pages. Compliance awareness of our employees in all areas of the world is increased by regular trainings, which are held by external as well as inhouse legal and regulatory experts. In addition, QIAGEN has entered a long-term online training program focusing on topics such as antitrust and competition, bribery and corruption, conflicts of interest, data protection, gifts and entertainment, harassment, insider trading, reporting as well as respectful communication.
Online training reaches all employees in local language, supported by multiple communication resources. New employees are required to take online training on our Corporate Code of Conduct and Ethics at a minimum. Additional trainings customized to the specific area of responsibility are mandatory. Employees in sales and marketing as well as upper management are required to take training on anti-corruption and antitrust laws. These basic trainings are followed by refresher courses on a regular basis. In 2020, our employees completed more than 7,000 (2019: 10,000) online training modules. In addition, employees are informed through the company’s Compliance@QIAGEN intranet page and regular updates on compliance topics via the company’s internal communication platform Yammer and its Compliance Newsletter issued quarterly.
We provide a hotline for reporting accounting-related concerns on an anonymous basis in good faith. In accordance with the U.S. Sarbanes-Oxley Act and the listing standards of NYSE, QIAGEN follows as strict non-retaliation policy. QIAGEN will diligently investigate all such complaints and will protect the anonymity of the complainant. We also offer a direct e-mail and telephone hotline for employees to address questions or make suggestions for our Compliance Program.
Our Compliance Program is overseen by the Compliance Committee under the leadership of the Head of Global Legal Affairs and Compliance, who reports in this function directly to the Audit Committee of the Supervisory Board. The Compliance Committee consists of managers from Legal, Internal Audit, Human Resources, Commercial Operations, Trade Compliance and Regulatory functions.
In the reporting period, QIAGEN had 0 (none) legal actions pending or completed regarding antitrust or corruption.
Social matters

QIAGEN’s mission is to make improvements in life possible by enabling our customers to achieve outstanding success and breakthroughs in life sciences, applied testing, pharma, and molecular diagnostics. We are committed to customers and their patients in delivering innovative solutions that unlock new insights for scientific research, forensics, food safety or better treatment decisions. We understand and live up to our responsibility to customers and patients who depend on us for reliable, efficient, and safe workflows.
Customer satisfaction
Customer satisfaction is an integral part of the QIAGEN mission of making improvements in life possible, which is therefore the direct responsibility of the Chief Executive Officer. Our customers have high expectations on reliability, safety and the environment-friendly manufacturing of our products. We develop our products and services in close contact with our customers and incorporate their feedback into our processes.
QIAGEN commits to continually improve the customer experience, taking into account their evolving needs and expectations. We established a global systematic approach to measure customer experience in the form of an aggregated Customer Experience Indicator (CEI). The CEI is measured monthly through a set of internal KPIs (product and delivery performance, phone support, etc.) and external customer feedback directly linked to customer experience in our transactions. Thus, we can identify quickly and systematically areas for improvement while staying closely connected with our customers.
Departmental and employee contributions to the CEI performance is embedded into our annual goal-setting process. For 2020, a full year score of 93 (2019: 96) points (out of a maximum 100 points) was achieved. The drop in CEI points compared to the previous year is caused by the steep demand increase for COVID-19-related test products that could not be fulfilled immediately. Since early 2020 we have been working closely with governments, public health authorities and customers to ensure availability of critical COVID-19 testing components across the globe. With several products listed in the U.S. CDC and WHO COVID-19 testing protocols, we have seen a rapid increase in orders of our RNA extraction kits and automation instrumentation, as well as for our newly developed COVID-19 single and multiplex syndromic tests, and antibody and antigen tests. We have been working around the clock to meet this testing demand.
We are currently supporting COVID-19 testing in more than 100 countries. Despite the vigorously increased production output, QIAGEN has not been able to immediately honor all of the COVID-19-related demand increase. Hence, the performance of the KPI “Product availability” scored lower and led to a decreased 2020 CEI value.
Quality and product safety
QIAGEN stands for quality. Since QIAGEN’s founding 30 years ago, we have always been committed to the highest quality, and we always strive to exceed our customers’ expectations. QIAGEN’s reputation as a quality supplier is best-in-class in our industry and is the foundation of our loyal global customer base. Therefore, we offer a 100% satisfaction guarantee to all our customers. This means that if our customers are not entirely satisfied with the performance of a QIAGEN product, we will exchange or refund it free of charge.
To achieve and maintain our quality standards, we established quality management systems (QMS) in all of our manufacturing facilities around the globe. These assure constant high quality as well as safe and effective medical devices. QIAGEN’s QMS are certified according ISO 9001, ISO 13485, ISO 18385, and comply to 21 CFR 820 and all other applicable medical device standards around the globe (see section “Government Regulations” in the Management Report).
QIAGEN products and their components are safe to use by customers as well by our employees. In the early stages of product development, the Chemical Compliance Department provides a statement and guidance about the use of specific substances. During this evaluation, a special emphasis is laid on substances of very high concern (according to REACH in the EU), and care is taken to ensure that these substances are not added to new products. One tool to reach this goal is the component tree – a list of all materials that can be used in development, providing an overview of qualified substances, suppliers and components and also highlighting substances that must not be used (e.g. substances of concern). Further we have developed a strategy to reduce substances of concern in our production processes.
When assessing the manufacturability of a new product, the evaluation considers technical aspects, regulatory requirements, financial aspects, and timeline constraints. QIAGEN aims to fully eliminate the use of OPnEO and NpnEO (substance groups for substances of very high concern). Therefore, we set up a project to guarantee that within the next five years OPnEO and NpnEO are exchanged in non-regulated/non-in-vitro diagnostic (IVD) products, and within the next ten years in IVD and otherwise regulated products. For this, a detailed technical evaluation is being conducted to assess the scope and feasibility of substitution of substances of concern. A holistic analysis of multiple parameters will determine the prioritization and sequence of substitution. Such parameters consider:
•volume and concentration of substances of concern in an affected product;
•total annual volume turnaround of the affected product and substance;
•economic aspects (revenues and revenue projection) of the affected product;
•complexity of substitution; and
•product sustainability.

This systematic approach allows QIAGEN to determine the most effective substitution of substances of concern from affected products. All instruments are compliant according to RoHS.
Our transparent and responsible product and development policy also includes communication and marketing. As with all companies in the medical device/IVD industry, product claims and product properties are verified and validated during development and approved by regulatory bodies around the world as part of the product submission process. As part of their development process, all IVD products are specially tested for safety and usability. We market products only in accordance with their approved intended purpose and declare potential residual (or remaining) risks in the information for use of each product.
QIAGEN, like other companies, is exposed to the financial implications of potential recalls and other adverse events due to equipment failures, manufacturing defects, design flaws, or inadequate disclosure of product-related risks. In the event of a recall, QIAGEN has established global procedures applicable to all QIAGEN sites that aim to avoid the further use of the product and to guarantee cost-neutral procedures for our customers. Processes, responsibilities, and improvement programs are defined as required by regulating authorities to avoid the recurrence of recalls. There is full traceability of each product to the final customer; therefore, any recalls are executed by direct customer notifications. Required actions for recalls are for each case highly individual. They can range from providing additional information to physically recalling a product. Due to QIAGEN’s stringent quality management, recalls rarely occur: 2020 (6), 2019 (3), 2018 (4), 2017 (0), 2016 (3), 2015 (1). The percentage of affected product is low as well: 2020 (0.14%), 2019 (0.15%), 2018 (0.09%), 2017 (0%), 2016 (0.21%), 2015 (0.022%). In past recalls, 90% to 100% of customers have been reached and confirmed recall notification.
Access to healthcare
QIAGEN cares is the company’s Corporate Social Responsibility program, an umbrella for supporting initiatives that improve lives by fighting diseases in which our products can play an important role. In developing countries with scarce resources, new ways are needed to ensure access to affordable diagnostics that play a critical role in helping to prevent and treat diseases. In particular, infectious diseases and various malignancies can be treated much more cost-effectively through early and precise detection – and with improved patient outcomes. However, many emerging countries lack properly trained lab personnel and technical infrastructure to utilize the latest molecular testing technologies.
Therefore, we collaborate with non-governmental health organizations, local nonprofits, and ministries of health to help ensure efficient distribution of donations. Our social responsibility efforts aim to provide access to cutting-edge molecular technologies to people worldwide, regardless of their economic or social status, including diagnostic solutions designed especially for settings where limited medical resources are available.
Tuberculosis testing
One example is our global effort to advance diagnostics for tuberculosis (TB) in low-resource, high-disease burden countries. Tuberculosis is the world’s leading infectious disease killer, claiming 1.25 million lives in 2019. In October 2019, we announced the addition of QuantiFERON TB Gold Plus (QFT-Plus) to the diagnostic catalogue of the Stop TB Partnership’s Global Drug Facility (GDF). The GDF facilitates access and helps match demand for TB diagnostics and drugs with funding from donors, governments and NGOs on a global scale. The acceptance of QFT-Plus to the GDF catalogue advances our strategy to help expand screening with modern blood-based assays for latent TB infection in regions with high disease burden but limited resources.
To reach the highest risk populations needing TB testing, QIAGEN is building upon our high-volume, state-of-the-art QuantiFERON-TB Gold Plus assay with the development QuantiFERON-TB Access, a field-friendly test with ultrasensitive digital detection on a portable device. Launching in 2021, this public health solution has already gained recognition by the Joint United Nations Program on HIV/AIDS.
COVID-19 testing
Since early 2020, we have been working closely with governments, public health authorities and customers to ensure availability of critical COVID-19 testing diagnostics across the globe, while also developing new dedicated COVID-19 tests to cover all stages of the infection cycle. In order to meet the rapid increase in orders of our RNA extra extraction kits and automation instrumentation, as well our new COVID-19 testing solutions, we have dramatically scaled up production, moving to 24-hour, seven-day-a week operations at our manufacturing sites, and are investing in additional equipment capacity.
Dedicated COVID-19 tests brought to market in 2020 to address the pandemic include:
•QIAstat-Dx Respiratory SARS-CoV-2 Panel - a multiplex PCR test with EUA-authorization for the detection of SARS-CoV-2 plus more than 20 other respiratory pathogens;
•NeuMoDx - single-plex (also approved for saliva sample type) and multiplex;
•QIAprep&amp rapid PCR test - a solution that streamlines RNA extraction and PCR analysis into one process, delivering a result in under one hour and requiring less disposable laboratory plastic-ware than standard PCR tests, helping to avoid resource bottlenecks;

•QIAreach Antibody test - allows clinicians to detect immune status of individuals and has applications in determining vaccine efficacy;
•QuantiFERON SARS-CoV-2 T cell assay - enables researchers to explore longer-term immune responses to the virus and vaccines; and
•a suite of next generation sequencing (NGS) and bioinformatics tools - used for epidemiological studies.
Support for local initiatives
QIAGEN supports a broad range of activities in communities where our businesses are based. These include sponsorship of science education, disease awareness campaigns, installation of school laboratories and promotion of biology in school curricula. Our local engagement goes beyond financial. In Hilden, for instance, QIAGEN is collaborating with the local Rotary Club to help integrate refugees from Syria and other war-torn countries through a program that includes language training and cultural orientation, assessment centers, and internships at QIAGEN. Since April 2019, QIAGEN has supported 18 candidates through the program, many of which are still employed with the company.
Hilden also works with Hephata, a local institution for citizens with disabilities, who undertake a broad array of operational tasks for the company, including certain packaging and production responsibilities.
In North America, our employees are granted 8 hours of paid community service time and in 2020 committed around 720 hours of volunteer time to meeting community needs. Our Community Service Committee mobilizes volunteers and provides company funds for projects that improve the lives of people locally and nationally.

Remuneration Report 2020
Letter from the Chair of the Compensation Committee
We are pleased to present our Remuneration Report for 2020.
2020 was a dynamic year for QIAGEN. Our 5,600 colleagues worldwide, under our new CEO, Thierry Bernard, responded rapidly and effectively to the increasing demands for our molecular testing solutions that have been essential in the response to the COVID-19 pandemic. The ability to address the urgent needs of customers around the world was due to the unparalleled efforts of our employees and resulted in a year of rapid growth and excellent results. In March, the Company received a takeover bid that in August was not accepted by our shareholders. QIAGEN is moving forward as an strong and viable independent company.
At the Annual General Meeting of Shareholders (AGM) in June 2020, the Remuneration Policies for the Supervisory Board and the Managing Board were submitted to shareholders for adoption. The policy for the Supervisory Board was overwhelmingly approved by shareholders. However, the proposed policy for the Managing Board did not receive the required support and the advisory vote on the Remuneration Report was negative. We received feedback from shareholders and proxy agencies on the reason for the votes against the policy and report. It centered on two main issues: firstly, more transparency on short-term incentive award levels, target metrics and target setting and secondly, a change in policies going forward for severance and change-of-control arrangements.
We have worked to address these issues as well as other observations in the updated Remuneration Policy proposal for the Managing Board.

True to our mission and vision
Our remuneration policies are intended to fully comply with relevant legislation and governance best practices. They build on principles and practices that have proven to be effective for QIAGEN and are modified as appropriate to take into account current practices and shareholder feedback. The Supervisory Board ensures that the policies and their implementation are linked to our company objectives, both short and long-term.
QIAGEN’s mission and vision is to make improvements in life possible through our Sample to Insight Technologies. QIAGEN is a global leader in providing a differentiated portfolio of products and services used across the continuum from Research to Clinical Healthcare and from Life Sciences to Molecular Diagnostics. Founded in Germany in 1984, QIAGEN has grown by developing new solutions based on consumables kits, related instruments and bioinformatics to meet diverse and rapidly changing customer needs.
QIAGEN’s strategy is founded on innovation and sustainable value creation leading to growth, efficiency, engagement and improved customer experience. To successfully develop and implement this strategy, we need to attract and retain highly trained employees at all levels, including executive management. U.S. practices have been taken into consideration in setting competitive remuneration levels given that a significant number of our leaders, customers, competitors and employees are based in this country.
Meeting stakeholder and shareholder expectations
This report outlines the application in 2020 of the current Remuneration Policy of the Managing Board, which was last adopted by the AGM in 2014, and of the current Remuneration Policy of the Supervisory Board, as adopted by the AGM in 2020. As requested, we are providing a higher level of transparency and more detailed explanations, specifically focused on performance metrics, target levels, maximum opportunity and actual payout levels.
In addition, we will submit a revised Remuneration Policy for the Managing Board for adoption at the next AGM in June 2021. A summary of the key changes is outlined in our Remuneration Policy proposal available on our website at www.qiagen.com.
The Compensation Committee actively sought stakeholder engagement during 2020 and will continue to do so in the future. The level of support from our stakeholders for the remuneration policies that QIAGEN applies is important to the Supervisory Board and has been taken into account in the updated policy that will be proposed to the AGM in June 2021.
Elizabeth E. Tallett
Chair of the Compensation Committee
April 2021

Managing Board Remuneration
This section of the Remuneration Report provides a summary of the Remuneration Policy of the Managing Board that was adopted by the AGM in 2014 and an account of how it was implemented in 2020. It also presents the details of the actual remuneration outcomes for our two Managing Board members in 2020.
In the Outlook section, we also present a summary of the proposed Remuneration Policy for the Managing Board to be submitted to the AGM in June 2021 and the proposed changes compared to the current policy. The 2014 Remuneration Policy is available on the QIAGEN website at www.qiagen.com.
This Remuneration Report complies with the European Directive (EU) 2017/828 on Shareholder Engagement, SRD II, as it is implemented into Dutch law. It also complies with the Dutch Corporate Governance Code and provides an explanation where other tried and proven policies are given precedence.
Remuneration Policy summary
Remuneration as a strategic instrument
The current Remuneration Policy for the Managing Board supports the long-term development and strategy of QIAGEN in a highly dynamic environment, while aiming to address the requests of various stakeholders and maintaining an acceptable risk profile. It builds on remuneration principles and practices that have proven to be both fitting and effective for QIAGEN. The Supervisory Board ensures that the Remuneration Policy for the Managing Board and its implementation are linked to our objectives.
More than ever, the ambition for QIAGEN is to stay true to its mission of advancing molecular testing and helping us achieve our vision of making improvements in life possible. QIAGEN is a global leader in providing a differentiated portfolio of products and services used across the continuum from research in Life Sciences to clinical healthcare using novel diagnostics. Founded in Germany in 1984, QIAGEN has grown by developing new solutions based on consumables kits, related instruments and bioinformatics to meet diverse and rapidly changing customer needs.
QIAGEN’s strategy is focused on innovation and sustainable value creation with an emphasis on increasing growth, efficiency, engagement and improving customer experience. To successfully develop and implement this strategy, we need to attract and retain highly trained employees at all levels, including executive management level. U.S. practices have been taken into consideration to set competitive remuneration levels given that many of our leaders, customers, competitors and employees are in this country.

Remuneration principles
QIAGEN strongly believes in competitive remuneration as a precondition to attracting intrinsically motivated top talent throughout all levels of the organization. Furthermore, we believe in pay for performance to provide a shared focus on operational and strategic targets that are rewarded when they are achieved.
A system of corporate, team and individual performance incentives applies to all members of our global workforce. The percentage weighting toward corporate goals, and less for personal goals, shifts as job levels rise. Likewise, the variable portion of pay linked to performance as a share of total direct remuneration increases with each job level, in line with greater responsibility and more significant impact on the Company’s results.
At the executive level, QIAGEN believes that pay for performance should primarily focus on long-term value creation for shareholders and other stakeholders. Short-term incentives are essential to highlight the operational targets that are a precondition to realizing our strategy. Long-term incentives have the benefit of both being achieved only if QIAGEN is successful while they also contribute to long-term retention. In view of these aspects, variable remuneration represents the most significant element of total remuneration.
The remuneration principles are simple, transparent and provide internal consistency. It helps the Supervisory Board to maintain equitable internal pay ratios that support efficient talent recruitment and development and succession planning. The principles are ingrained in our culture, and have proven successful in attracting the global talent QIAGEN needs to successfully develop and implement a sustainable growth strategy.

Remuneration Policy principles
Simple and transparent	Remuneration schemes are clear and practical
Compliant	Remuneration conforms to high governance standards
Aligned	Remuneration is true to our mission, vision and strategy, ensures internal pay consistency
Competitive	Remuneration is competitive and benchmarked to relevant peers
Performance-driven	Major portion of remuneration value is at risk
Long-term focus	Share-based incentives focused on sustainable long-term value creation

Benchmarking to set competitive remuneration levels
The current Remuneration Policy and overall remuneration levels offered to members of the Managing Board are benchmarked regularly against a selected group of reference companies to ensure overall competitiveness.
The benchmarking group consists of both European and U.S.-based companies due to QIAGEN’s international scope as a Dutch corporation with stock market listings on the New York Stock Exchange and the Frankfurt Stock Exchange, its strong commercial presence in the U.S. with about 40% of total sales in this country, and the large percentage of U.S. citizens in the Supervisory Board (62%), Managing Board (50%) and in senior leadership roles. Additionally, this group also reflects QIAGEN’s significant U.S. shareholder base, the location of its key competitors and provides a balanced mix of companies, particularly in the Life Sciences and diagnostics industries.
The median remuneration in the benchmarking group serves as a reference level for total remuneration. The Supervisory Board may, on the advice of the Compensation Committee, vary around the median in setting remuneration, depending on the experience and track record of each individual appointee. The peer group for benchmarking in 2020 was composed of 11 European and 21 U.S. companies, which was unchanged from the previous year.
Supervisory Board evaluation
The Supervisory Board annually reviews the remuneration practices to ensure they remain aligned with QIAGEN’s business demands, stakeholder and shareholder interests, and developments among benchmark companies.
On an annual basis, the Supervisory Board sets the performance targets for the members of the Managing Board, reviews their performance against these predetermined targets and determines the remuneration and benefits in line with contractual terms. In making this determination, the Supervisory Board considers the market conditions in which QIAGEN operates, financial performance and strategy.
The Supervisory Board ensures that the remuneration of Managing Board members incentivizes the right behaviors desired for the sustainable success of QIAGEN while also providing the members with fair and attractive remuneration. Furthermore, the Supervisory Board performs an analysis on the possible outcomes for the variable components and how they may affect total remuneration. Through its statutory power, the Supervisory Board has the discretionary right to adjust the variable compensation of the members of the Managing Board if compensation would conflict with principles of reasonableness and fairness in both an upward and downward direction.
The Compensation Committee advises the Supervisory Board and prepares resolutions with respect to the review and execution of the Remuneration Policy. In case of policy changes, the Supervisory Board submits the proposals to an AGM for adoption.

Support for Remuneration Policy
As a global company incorporated in the Netherlands, as well as with stock market listings in the U.S. and Germany, QIAGEN intends to fully comply with relevant legal requirements and governance best practices. We engage on a regular basis with stakeholders, including shareholders, on our policies and seek their feedback. Within QIAGEN, the policies for our employees are transparent and meet broad support from teams around the world. Key attributes include linking compensation for all employees to our performance and ensuring strong internal consistency.
The Compensation Committee monitors the developing views on compensation among shareholders and other stakeholders in Europe, the U.S. and other markets worldwide. The level of support in society for the Remuneration Policy that QIAGEN applies is important for the Supervisory Board, and has been taken into account in formulating the various elements. Based on feedback received from shareholders and other stakeholders, the Supervisory Board feels confident that the implementation of the Remuneration Policy of the Managing Board for 2020 will receive broad support.

Managing Board remuneration structure
Remuneration for Managing Board members consists of a combination of base salary, a variable Short-Term Incentive (STIs) in the form of cash tied to the achievement of annual performance goals and a Long-Term Incentive (LTIs) granted in share units that only vest after multiple years upon the achievement of predefined targets. In addition, Managing Board members can receive deferred compensation arrangements and other benefits in line with market practice.
The remuneration package for Managing Board members is designed to have a significant portion of the total remuneration be paid in variable awards. The amount of these variable awards can differ substantially from year to year depending on actual performance. Within the variable component, the incentives for short-term operational performance have a lower weight than the long-term incentives, which are aimed at delivering sustainable value creation for QIAGEN's shareholders and other stakeholders. This is achieved by strongly linking long-term compensation through equity with the outcomes for shareholders in terms of share price appreciation.
The following charts provide information on the remuneration mix for Managing Board members for 2020.

2020: Managing Board remuneration structure

Fixed remuneration	Base salary •Below market practice to allow for a higher share of long-term variable share-based compensation
Deferred compensation and other benefits •Below market practice
Variable remuneration
Short-Term Incentive (STI); Cash payment
•Opportunity:
◦CEO: 110% of base salary
◦Other Managing Board members: 48% of base salary
•Performance goals over one-year period:
◦50% Financial Goals (capped at 200%)
◦25% Team Goals (capped at 120%)
◦25% Personal Goals (capped at 100%)
◦Maximum payout therefore capped at 155%
•Metrics measured over one year against budgeted targets
•For 2020, the Personal Goals for Managing Board members were the same as Team Goals with a cap of 100%

Long-term Incentive (LTI): Performance Stock Units
•Opportunity for both Managing Board members
◦At target to 300% value of fixed remuneration
•Performance goals over one-year measurement period
◦90% absolute financial performance
◦10% relative share price performance
◦Maximum payout capped at 120%
•Multi-year vesting periods
◦40% after three years
◦60% after five years
•Driven by performance
◦No PSUs are earned in the event that adjusted EBIT is negative for the year of the grant
•Net share settlement

2020: Managing Board remuneration implementation
The remuneration of the Managing Board in 2020 is based upon and complies with the Remuneration Policy for the Managing Board, as approved by shareholders in 2014. It includes any remuneration granted by any consolidated subsidiary.
The remuneration of the Managing Board is composed as reflected in the table below and is based on incurred accounting expenses in 2020 for the cash components and on the value of shares that vested in 2020 for the LTI component:

in $ '000s(1)	Fixed remuneration			Variable remuneration			Proportion of fixed and variable remuneration including share-based award expense
Managing Board member	Base salary	Deferred compensation	Other benefits(2)	Short-term incentives	Long-term incentives	Total remuneration(4)
Thierry Bernard(3) Chief Executive Officer	900	90	18	1,492	721	3,221	0.31 / 0.69
Roland Sackers Chief Financial Officer	571	77	41	366	3,209	4,264	0.16 / 0.84
Total Managing Board	1,471	167	59	1,858	3,930	7,485	0.23/ 0.77

(1) The salary of Mr. Bernard is set in U.S. dollars. The salary of Mr. Sackers is set in euros and subject to fluctuation of exchange rates when reported in U.S. dollars.
(2) Includes other benefits such as car lease and reimbursed personal expenses. Does not include tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.
(3) Remuneration for Mr. Bernard is based on the full year 2020 in his capacity as interim Chief Executive Officer, Head of the Molecular Diagnostics Business Area, until his appointment as CEO in March 2020 and appointment on June 30, 2020, as Managing Director.

(4) For disclosures in line with IFRS reporting requirements, which are accrual-based over earning/performance periods and partly depend on estimations/assumptions, see Footnote 24 “Related Party Transactions” to the Consolidated Financial Statements on page 49.

Fixed remuneration
Base salary
QIAGEN aims to provide members of its Managing Board with a base salary that is consistent with policies and procedures for internal pay levels. It is set below the median of the reference group to allow for a larger proportion of long-term incentives to underscore the performance-driven strategy of this Remuneration Policy. Base salary levels are reviewed annually, and any increase is expected to be in line with the general workforce. In 2020, the base salary of Mr. Bernard was adjusted to reflect his new role as CEO, and the base salary of Mr. Sackers was unchanged.
Deferred compensation
For 2020, a total of $167,000 was incurred by QIAGEN as part of the Managing Board members participating in deferred compensation, defined contribution benefit or similar plans. The contribution for Mr. Bernard is made into deferred compensation and 401(k) plans. Mr. Sackers, has a target retirement under the plan at age 65 and is entitled to a one-time pension payment upon retirement.
Other benefits
Other benefits may be provided to members of the Managing Board in line with market practice. These include customary benefits such as insurance coverage and company vehicles.
Variable remuneration
Variable remuneration is contingent upon the performance of the individual Managing Board member and the QIAGEN group. Ambitious goals are set annually to motivate and drive performance with a focus on achieving both long-term strategic initiatives as well as short-term targets tied to annual operational plans. The Supervisory Board conducts an annual scenario analysis on the possible outcomes of the variable remuneration components and their effect on the remuneration of the Managing Board members.
Short-Term Incentives (STIs)
Short-term incentives consist of an annual variable cash bonus award that is based upon the achievement of predetermined annual Financial and Team Goals, that are shared by all employees. The company-wide policy additionally provides for incentives on personal goals. The different sets of goals have their own opportunity:
•The weighted performance spread for the Financial Goals is 0% for less than minimum threshold achievement, 100% for full achievement and up to 200% in case of overperformance. Financial Goals are set in accordance with the budget for the year, which is reviewed and approved by the Supervisory Board. They are adjusted in case of significant or extraordinary events during the year that could not be considered in the budget.
•Team Goals are a set of annual cross-functional targets aimed at achieving QIAGEN’s strategy focused on innovation and sustainable value creation. The metrics for the Team Goals are often based on targets from multi-year plans. In the event of Team Goals with multiple components, the outcome can either be no achievement, partial achievement or full achievement. In the event of single goals, they are either fully met or not met. When all goals are, or the single goal is, fully met, a performance maximum of 120% of the target level may be paid out.
•Personal goals for the Managing Board were aligned for 2020 with the Team Goals, but capped at 100% achievement.

Financial Goals(1) (In $ millions)	Weight	Threshold	Target	Max	Achieved	Award in % target
Net sales	40%	1,443	1,595	1,706	1,861	200%
Adj. operating income	40%	385	462	568	627	200%
Adj. Free Cash Flow	20%	194	306	457	482	200%
Total Financial Goals	100%					200%
(1) Financial Goals are set at budget rates. Performance is measured at budget rates for net sales, and at actual rates for Adj. operating income and Adj. Free Cash Flow.

Team Goals		Metric	Achieved	Award granted
Accelerate organic growth	60%	Deliver growth targets for defined products and geographic markets, including: •QuantiFERON sales > $260 million •QIAstat-Dx > 100% sales growth •NeuMoDx Europe sales > $5 million •QIAcuity $10 million sales Achieve targets for number of instrument placements, including: •>200 QIAsymphony placements	Partially	48%
Deliver efficiency and effectiveness	23%	•Increase sales per employee to >$1.34 million •Achieve QIAGEN Value Innovation (QVI) by 10%	Yes	23%
Enhance growth through inorganic activities	7%	•Successfully implement bolt-on acquisition strategy (NeuMoDx)	Yes	7%
Increase value of QIAGEN as employer of choice	10%	•Reduce voluntary turnover to <12% for all employees •Increase gender diversity to >30% women in management roles •Win Employer of Choice awards in at least three major countries	Yes	10%
Enhance customer experience	10%	•Reach 67.5% digital transaction share across QIAGEN sales channels •Achieve Customer Experience Index (CEI) above 94.6 points	Partially	5%
EHS (Environment, Health and Safety)	10%	•Reduce plastic transportation packaging materials by 3% vs. 2019 •Reduce accident rate by 10% vs. 2019	Yes	10%
Total Team Goals	120%	(Total weight 120% equals maximum performance)		103%

The weighted performance on Financial Goals and Team Goals set out above results in the following total STI payout percentage:

STI award	Weight	Threshold	Target	Maximum	Achieved
Financial goals	50%	50%	100%	200%	200%
Team goals	25%	0%	100%	120%	103%
Personal goals	25%	0%	100%	100%	100%
Weighted total	100%	25%	100%	155%	150.75%
Corresponding pay out (In $ thousands)
Mr. Bernard		247	990	1,534	1,492
Mr. Sackers		61	243	376	366

Long-Term Incentives (LTIs)
Managing Board members are granted a Long-Term Incentive (LTIs) on an annual basis as a conditional share of Performance Share Units (PSUs). These are subject to rigorous performance criteria and multi-year vesting periods. The 2014 Remuneration Policy also provides for stock options and Restricted Stock Units (RSUs). RSU grants have been made to Managing Board members only on an exceptional basis.
As per the 2014 Remuneration Policy, the value of the regular annual long-term incentive awards at the grant date (depreciated due to factors such as risk of forfeiture, the Company’s risk of failure to achieve its long-term initiatives, and the length of the vesting terms) is 300% of fixed remuneration. In accordance with this provision, Mr. Bernard received a conditional grant of 120,000 PSUs on February 28, 2020. The Compensation Committee included in this amount the 40,000 PSUs granted to him in his capacity as Senior Vice President, Head of the Molecular Diagnostics Business Area prior to his appointment as CEO, and reflected the higher maximum opportunity for these PSUs at twice the target grant as well as the risk of forfeiture in the event of failing to achieve minimum target levels. Also while in the role of interim CEO during 2020, Mr. Bernard was granted 20,000 RSUs that vest over a three- to five-year period.
The grant to Mr. Sackers made under the Remuneration Policy provisions reflected the exceptional situation of a takeover bid during the COVID-19 pandemic, and in which Mr. Sackers had to assume additional responsibilities as the sole statutory director in the first half of the year. In recognition of this exceptional situation and efforts, the Compensation Committee considered the conditional grant of 120,000 PSUs to be warranted as reasonable and fair.
For 2020, the annual PSU grants are subject to a one-year performance period. The final number of earned PSUs is determined upon completion of the year in which the grant was made, subject to the achievement of challenging performance goals: The target levels are directly linked to the achievement of financial milestones as defined in QIAGEN’s multi-year business plan. A total of 90% of each award shall be based on absolute financial performance measures and 10% of each award shall be based on relative performance targets. Overachievement may result in an increase in the number of PSUs earned on a scale that is capped at 120% of the total grant. Underachievement below a threshold level will result in a full loss of the grant. Underpinning the commitment to performance, no PSUs will be earned if QIAGEN’s adjusted EBIT is negative for the grant year.
The following is an overview of key LTI financial indicators, weights and performance multiplier for 2020. Performance measures are set at budget rates:

Performance measure	Weight	Threshold	Target	Max	Achieved	Awarded
Net sales	40%	1,520	1,595	1,618	1,861	120%
Adj. operating income	40%	409	462	488	627	120%
Adj. free cash flow	10%	233	306	345	482	120%
Relative share price (1)	10%	80%	100%	120%	115%	115%
Total	100%			Performance multiplier:		120%
(1) Relative share price performance is measured against an index developed from a selected peer group representing a balanced mix of U.S. and European companies in the industries in which QIAGEN operates and is also used as a labor market peer group.

Based on these achievements, the maximum number of shares was awarded, and receipt of these shares is subject to vesting in the future. As per the 2014 Remuneration Policy, 40% of the PSUs will vest in 2023 (three years) and 60% in 2025 (five years). The amounts involve a total of 144,000 PSUs for Mr. Sackers and 176,000 PSUs for Mr. Bernard, which reflects the larger opportunity for part of his 2020 grant.
Under the same provisions, vesting occurred in 2020 for 40% of shares awarded for the performance in 2017 and 60% of the PSUs awarded for performance in 2015. The numbers of shares, and their value at vesting, are presented in the tables for share-based rights below. Additionally, a total of 10,617 RSUs granted to Mr. Sackers in 2010 were released after vesting.
Share-based rights
The following tables sets forth the grant details of the long-term incentives of the Managing Board members as of December 31, 2020. PSUs and RSUs have no exercise price.

Thierry Bernard
Performance Stock Units		in 2020
Year of grant	Outstanding at December 31, 2019	Granted	Performance adjustment	Released	Outstanding at December 31, 2020	Share price on grant date	Share price on release date
2020	—	120,000	56,000	—	176,000	$35.90	—
2019	53,881	—	—	—	53,881	$38.43	—
2018(1)	50,000	—	—	—	50,000	$36.30	—
2018	47,100	—	—	—	47,100	$33.70	—
2017	39,400	—	—	(15,760)	23,640	$28.46	$35.90
2016(1)	45,900	—	—	—	45,900	$24.38	—
2016	5,400	—	—	—	5,400	$21.11	—
2015	5,500	—	—	(4,250)	1,250	$25.26	$36.47
	247,181	120,000	56,000	(20,010)	403,171
(1)Commitment Performance Stock Units can be achieved at minimum performance of 25%, 100% at target levels and up to 200% with maximum performance. The grant is forfeited if minimum shareholding thresholds are not reached and maintained.

Thierry Bernard
Restricted Stock Units		in 2020
Year of grant	Outstanding at December 31, 2019	Granted	Released	Outstanding at December 31, 2020	Share price on grant date	Share price on release date
2020	—	20,000	—	20,000	$35.90	—
	—	20,000	—	20,000

Roland Sackers
Performance Stock Units		in 2020
Year of grant	Outstanding at December 31, 2019	Granted	Performance adjustment	Released	Outstanding at December 31, 2020	Share price on grant date	Share price on release date
2020	—	120,000	24,000	—	144,000	$ 35.90	—
2019	127,017	—	—	—	127,017	$ 36.30	—
2018(1)	97,000	—	—	—	97,000	$ 36.30	—
2018	103,000	—	—	—	103,000	$ 33.70	—
2017	83,491	—	—	(33,397)	50,094	$ 30.38	$35.90
2016(1)	92,098	—	—	—	92,098	$ 24.38	—
2016	12,646	—	—	—	12,646	$ 27.71	—
2016	28,226	—	—	—	28,226	$ 21.11	—
2015	53,883	—	—	(44,903)	8,980	$ 25.26	$36.47
2013	2,896	—	—	—	2,896	$ 23.16	—
	600,257	120,000	24,000	(78,300)	665,957
(1)Commitment Performance Stock Units can be achieved at minimum performance of 25%, 100% at target levels and up to 200% with maximum performance. The grant is forfeited if minimum shareholding thresholds are not reached and maintained.

Roland Sackers
Restricted Stock Units		in 2020
Year of grant	Outstanding at December 31, 2019	Granted	Released	Outstanding at December 31, 2020	Share price on grant date	Share price on release date
2014	11,635	—	—	11,635	$22.25	—
2013	13,207	—	—	13,207	$21.44	—
2012	15,591	—	—	15,591	$15.28	—
2011	13,039	—	—	13,039	$20.63	—
2010	10,617	—	(10,617)	—	$21.81	$35.09
	64,089	—	(10,617)	53,472

Roland Sackers
Stock Options		in 2020
Year of grant	Outstanding at December 31, 2019	Granted	Exercised	Outstanding at December 31, 2020	Average share price at exercise	Exercise price	Expiry
2013	43,378	—	(43,378)	—	$41.00	$21.87	2/28/2023
2012	14,982	—	(14,982)	—	$41.00	$15.59	2/28/2022
2011	37,815	—	(37,815)	—	$38.50	$21.04	2/28/2021
2010	39,564	—	(39,564)	—	$38.57	$22.25	2/26/2021
	135,739	—	(135,739)	—

Clawback provisions
During 2020, no circumstances have been identified by the Supervisory Board that result in the application of clawback provisions. The Supervisory Board has the right to recover variable remuneration from Managing Board members based on its statutory powers in case of a payment based on incorrect information in respect of target performance, material financial restatement or individual gross misconduct. Any value adjustment or clawback is at the discretion of the Supervisory Board. It will be accounted for in the Remuneration Report submitted to subsequent AGM.
Loans
Managing Board members are not eligible for any loans.
Comparative information
Information on Change in Remuneration and Company Performance
The following table shows the annual change of remuneration based on accounting expense, performance of entity and average remuneration for other employees over the last five years.

Annual change	2016 vs. 2015	2017 vs. 2016	2018 vs. 2017	2019 vs. 2018	2020 vs. 2019	2020 information (in $ millions)
Managing Board remuneration
Thierry Bernard(1)					—	6.4
Roland Sackers	31%	21%	5%	30%	34%	7.5
Peer Schatz	41%	19%	9%	234%	—	—
Company performance
Net sales (CER)	6%	6%	6%	4%	23%	1,873
Adj. operating income	2%	14%	9%	5%	49%	627
Adj. free cash flow	36%	7%	(2)%	(15)%	113%	482
Average remuneration (Full-time employees)
Employees(2)	7%	(4)%	4%	(4)%	0%	0.1
(1)Reflects compensation for full-year 2020.

(2)Employee data significantly influenced by currency movements.

Pay ratio
Under the Dutch Corporate Governance Code, QIAGEN is required to report the ratio between the remuneration of the Managing Board members and a representative reference group within the Company and its affiliated enterprise. QIAGEN’s internal pay ratio is determined as the ratio between the average pay of the Managing Board as disclosed in the Corporate Governance Report in our 2020 Annual Report and the average pay of QIAGEN employees on a global level. The combined pay ratio in 2020 for the Managing Board was 72:1 (2019: 65:1, based on only one Managing Board member).
The average remuneration for all employees was calculated using the average number of payroll employees. Mr. Bernard’s remuneration was calculated using the full year in 2020 even though he became a Managing Board member at the Annual General Meeting on June 30, 2020. This ratio is prepared in accordance with the Dutch Corporate Governance Code and has not been prepared to comply with the Pay Ratio Disclosure requirements under U.S. Securities and Exchange Commission regulations.
Management contracts
The contracts for Managing Board members are determined by the Supervisory Board and are built to comply with the framework of the 2014 Remuneration Policy, in accordance with Dutch law. An outline of these contracts is submitted to the AGM upon nomination for appointment. Due to the holding company nature of the legal entity QIAGEN N.V., Managing Board members may be employed by other QIAGEN affiliates. Any compensation for these roles is consolidated in the remuneration reported above.
The contract term of Mr. Bernard is one year, which is aligned with the annual appointment by the AGM. If Mr. Bernard is reappointed, the contract is automatically extended for the same term as outlined in the re-appointment terms, and ends by operation of law at the end of the term of appointment. The contract of Mr. Sackers, which was entered into in 2004, has an indefinite term. However, his appointment as Managing Director is based on a one-year term and subject to annual appointment by the AGM.
The contracts of the Managing Board members can be orderly terminated by the Managing Board member at any time with six months’ notice and by the Company with three months’ notice. In case of dismissal without serious cause as defined by the applicable law, QIAGEN is obliged to compensate until the end of the running legacy contract. The agreements of Managing Board members with QIAGEN affiliates in jurisdictions outside the Netherlands may have different notice or severance conditions.
Change of Control
In the event of the sale or the transfer of all or substantially all of the Company’s assets or business to an acquirer in one transaction or a series of transactions, including through a merger, consolidation or a transfer of shares to a third party (a “Transaction”), the Managing Board members are entitled to a change of control payment commensurate to a multiple of two times their annual cash compensation (fixed payment plus annual bonus, includes salaries and bonuses set forth in employment agreements with other QIAGEN affiliates). Further, unvested share-based compensation granted to the Managing Board members will be subject to an accelerated vesting in case of a Transaction.
Outlook: Managing Board remuneration in 2021
The Supervisory Board will submit a proposal to adopt a revised Remuneration Policy for the Managing Board to the next AGM scheduled for June 2021.
Subject to the adoption of the proposed revisions to the Remuneration Policy, the remuneration for Managing Board members is planned to be adapted, where possible to comply with legacy contracts, and includes the following points:
•Salaries will be adjusted in line with the procedures and practices for employees.
•Short-term incentive (STI) targets have been set aligned with our budget for 2021. Due to their commercially sensitive nature, the targets and the achievement levels will be made public in the Remuneration Report for 2021. This standard will also apply for all Remuneration Reports going forward.
•A long-term incentive (LTI) grant for 2021 to the Managing Board members has been postponed until after the Annual General Meeting in June 2021.
•The metrics for full achievement of the 2021 LTI grants are based on the following full-year targets:
◦$2.3 billion sales (at budget rates)
◦32.4% adjusted operating income margin (as a percentage of sales)

Supervisory Board Remuneration
At the Annual General Meeting in June 2020, QIAGEN's shareholders approved a revised Remuneration Policy for the Supervisory Board. This Remuneration Policy came into force as the AGM in June 2020, and has been the basis for the remuneration of the members of the Supervisory Board over 2020.
Remuneration Policy summary
The Remuneration Policy of the Supervisory Board is aimed to attract and retain highly qualified members. Remuneration is aligned to the applicable market standards, considering peer companies of similar size and complexity in similar industries. These companies represent the biotechnology, life sciences, diagnostics and pharmaceuticals industries, and also reflect our nexus to the European Markets as a Dutch company as well as our U.S. focus as a NYSE-listed company subject to U.S. regulations. The Remuneration Policy for the Supervisory Board also reflects the fact that many Supervisory Board members are residents of the United States, a market that also represented about 40% of QIAGEN’s total sales in 2020. The level of remuneration rewards an intense involvement with the Company, and the high level of responsibility and time spent that goes with it.
Fixed remuneration in cash
The Remuneration Policy for the Supervisory Board provides for fixed annual retainers for the Chair and other members, and additional fees for chair and membership of the Supervisory Board's committees, as follows:

Fee payable to the Chair of the Supervisory Board	$150,000
Fee payable to each member of the Supervisory Board	$57,500
Additional compensation payable to members holding the following positions:
Chair of the Audit Committee	$25,000
Chair of the Compensation Committee	$18,000
Chair of the Selection and Appointment Committee and other board committees	$12,000
Fee payable to each member of the Audit Committee	$15,000
Fee payable to each member of the Compensation Committee	$11,000
Fee payable to each member of the Selection and Appointment Committee and other board committees	$6,000
Further, Supervisory Board members are reimbursed for tax consulting costs incurred in connection with the preparation of their tax returns up to an amount of €5,000 per person per year.
Fixed remuneration in shares
The Supervisory Board members receive grant of RSUs pursuant to the terms of the 2014 Stock Plan. These awards have no performance condition and are in line with the principle of the Dutch Corporate Governance Code that remuneration of Supervisory Board members should not be dependent on a company’s results.
Although this policy may be viewed unfavorably by some stakeholders, this compensation component has been a long and tested practice at QIAGEN since the Initial Public Offering (IPO) in 1996. It has proven effective in attracting and retaining talented Supervisory Board members, as well as creating a strong commitment and creating alignment with our stakeholders, who have given this approach their broad support.
The RSUs granted represent rights to receive common shares at future dates if the individual continues to provide service to the Company. A total of 40% of each award vests three years after the grant date, and the remaining 60% vests after five years from the grant date. The number of RSUs subject to each annual grant shall be reduced by 0.25% per each 1% increase in the Company’s share price and increased by 0.25% per each 1% decrease in the Company’s share price, whereby the share price shall be determined as the average trading price of the Company’s common shares from July 1 through December 31 of each year preceding the grant.

2020: Supervisory Board remuneration implementation
The remuneration of the members of the Supervisory Board, based on incurred accounting expenses in 2020 for the cash components and based on the value of shares vested in 2020 for the LTI component, is as follows:

(in $ thousands)	Fixed remuneration	Committee Chair	Committee membership	Total cash remuneration	RSU awards vested	Total remuneration(2)
Lawrence A. Rosen(1)	88.3	29.0	5.5	122.8	400.1	522.9
Stéphane Bancel	57.5	—	23.5	81.0	400.1	481.1
Dr. Håkan Björklund(1)	100.0	8.0	7.3	115.3	—	115.3
Dr. Metin Colpan	57.5	12.0	6.0	75.5	415.6	491.1
Prof. Dr. Ross L. Levine	57.5	—	6.0	63.5	154.1	217.6
Prof. Dr. Elaine Mardis	57.5	—	9.7	67.2	400.1	467.3
Elizabeth E. Tallett	57.5	18.0	21.0	96.5	400.1	496.6
(1)On August 21, 2020 Dr. Håkan Björklund stepped down as Member and Chair of the Supervisory Board. After an extraordinary meeting of the Supervisory Board and Managing Board, Lawrence A. Rosen was appointed as the new Chair.
(2)Total costs incurred for Supervisory Board remuneration are specified in Footnote 24 “Related Party Transactions” to the Consolidated Financial Statements on page 49.

The Supervisory Board members receive a grant of RSUs pursuant to the terms of the 2014 Stock Plan for grants made as of 2015, and pursuant to the 2005 Stock Plan for grants made before 2014. Under the terms of both Stock Plans, 40% of each award vests three years after the grant date and the remaining 60% vests five years after the grant date. Some of the grants were made under a previous plan that also include a 10-year vesting tranche. Any granted awards will fully vest in case of a change of control.
The following tables sets forth the RSUs of the Supervisory Board members:

Lawrence A. Rosen
Restricted Stock Units		in 2020
Year of grant	Outstanding at December 31, 2019	Granted	Released	Outstanding at December 31, 2020	Share price on grant date	Share price on release date
2020	—	9,426	—	9,426	$35.90	—
2019	9,331	—	—	9,331	$38.43	—
2018	9,866	—	—	9,866	$33.70	—
2017	10,732	—	(4,292)	6,440	$28.46	$35.90
2016	6,446	—	—	6,446	$21.11	—
2015	6,745	—	(6,745)	—	$25.26	$36.47
	43,120	9,426	(11,037)	41,509

Stephane Bancel
Restricted Stock Units		in 2020
Year of grant	Outstanding at December 31, 2019	Granted	Released	Outstanding at December 31, 2020	Share price on grant date	Share price on release date
2020	—	9,426	—	9,426	$35.90	–
2019	9,331	—	—	9,331	$38.43	—
2018	9,866	—	—	9,866	$33.70	—
2017	10,732	—	(4,292)	6,440	$28.46	$35.90
2016	6,446	—	—	6,446	$21.11	—
2015	6,745	—	(6,745)	—	$25.26	$36.47
	43,120	9,426	(11,037)	41,509

Dr. Metin Colpan
Restricted Stock Units		in 2020
Year of grant	Outstanding at December 31, 2019	Granted	Released	Outstanding at December 31, 2020	Share price on grant date	Share price on release date
2020	—	9,426	—	9,426	$35.90	—
2019	9,331	—	—	9,331	$38.43	—
2018	9,866	—	—	9,866	$33.70	—
2017	10,732	—	(4,292)	6,440	$28.46	$35.90
2016	6,446	—	—	6,446	$21.11	—
2015	6,745	—	(6,745)	—	$25.26	$36.47
2012	457	—	—	457	$17.45	—
2012	544	—	—	544	$15.28	—
2011	468	—	—	468	$20.63	—
2010	442	—	(442)	—	$21.81	$35.09
	45,031	9,426	(11,479)	42,978

Prof. Dr. Ross L. Levine
Restricted Stock Units		in 2020
Year of grant	Outstanding at December 31, 2019	Granted	Released	Outstanding at December 31, 2020	Share price on grant date	Share price on release date
2020	—	9,426	–	9,426	$35.90	—
2019	9,331	—	—	9,331	$38.43	—
2018	9,866	–	–	9,866	$33.70	—
2017	10,732	–	(4,292)	6,440	$28.46	$35.90
	29,929	9,426	(4,292)	35,063

Prof. Dr. Elaine Mardis
Restricted Stock Units		in 2020
Year of grant	Outstanding at December 31, 2019	Granted	Released	Outstanding at December 31, 2020	Share price on grant date	Share price on release date
2020	—	9,426	—	9,426	$35.90	—
2019	9,331	—	—	9,331	$38.43	—
2018	9,866	—	—	9,866	$33.70	—
2017	10,732	—	(4,292)	6,440	$28.46	$35.90
2016	6,446	—	—	6,446	$21.11	—
2015	6,745	—	(6,745)	—	$25.26	$36.47
	43,120	9,426	(11,037)	41,509

Elizabeth E. Tallett
Restricted Stock Units		in 2020
Year of grant	Outstanding at December 31, 2019	Granted	Released	Outstanding at December 31, 2020	Share price on grant date	Share price on release date
2020	—	9,426	—	9,426	$35.90	—
2019	9,331	—	—	9,331	$38.43	—
2018	9,866	—	—	9,866	$33.70	—
2017	10,732	—	(4,292)	6,440	$28.46	$35.90
2016	6,446	—	—	6,446	$21.11	—
2015	6,745	—	(6,745)	—	$25.26	$36.47
2012	457	—	—	457	$17.45	—
2012	544	—	—	544	$15.28	—
	44,121	9,426	(11,037)	42,510

Up until 2012, the Supervisory Board members received stock option grants. All stock options are fully vested. The following tables sets forth the remaining stock options of the Supervisory Board members:

Metin Colpan
Stock Options		in 2020
Year of grant	Outstanding at December 31, 2019	Vested	Exercised	Outstanding at December 31, 2020	Average share price at exercise	Exercise price	Expiry
2012	1,563	—	(1,563)	—	$41.23	$15.59	2/28/2022
2011	1,355	—	(1,355)	—	$41.23	$21.04	2/28/2021
2010	1,649	—	(1,649)	—	$41.23	$22.25	2/28/2021
	4,567	—	(4,567)	—

Elizabeth Tallett
Stock Options		in 2020
Year of grant	Outstanding at December 31, 2019	Vested	Exercised	Outstanding at December 31, 2020	Average share price at exercise	Exercise price	Expiry
2012	1,563	—	—	1,563	—	$15.59	2/28/2022
	1,563	—	—	1,563

Outlook: Supervisory Board remuneration in 2021
The Remuneration Policy for the Supervisory Board will be proposed for change at the next AGM in June 2021 to adopt a harmonization of compensation for the Chairs and Members of the Compensation Committee, the Science and Technology Committee and the Nomination, Sustainability and Governance Committee (formerly Appointment and Selection Committee). If adopted by the AGM, the Chair of each Committee will receive an annual fee of $18,000 and the members receive an annual fee of $11,000. No changes in compensation are planned for the Audit Committee.
Share-based remuneration to employees
Pursuant to the 2014 Stock Plan, stock rights – which include options to purchase our Common Shares, stock grants and stock-based awards – may be granted to employees of QIAGEN and its subsidiaries. Generally, the non-qualified stock options (no longer granted since 2013) have terms up to 10 years and stock-based awards have terms of up to five years, subject to earlier termination in the event of death, disability or other termination of employment. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the agreements under the 2014 Plan. Treasury Shares are issued to satisfy option exercises and award releases.
The Plan is administered by the Compensation Committee of the Supervisory Board, which selects participants from among eligible employees and determines the number of shares to be received subject to the stock-based award, the length of time the award will remain outstanding, the manner and time of the award’s vesting, the price per share subject to the award and other terms and conditions of the award consistent with the Plan.
Stock options have not been granted to employees since 2013. Details with respect to the outstanding stock options are set out below:

Stock Options	Shares	Weighted average exercise price	Weighted average remaining contractual term (in years)
Outstanding and Exercisable December 31, 2019	145,054	$19.00
Exercised	(104,193)	$19.43
Expired	—	—
Outstanding and Exercisable December 31, 2020	40,861	$17.89	1.46
Exercise prices for options outstanding and exercisable as of December 31, 2020 range from $14.91 to $19.73.
Details with respect to PSUs outstanding are set out below:

Performance Stock Units	Shares	Weighted average purchase price	Weighted average remaining contractual term (in years)	Weighted average grant date (Fair value)
Outstanding December 31, 2019	3,326,933	$0.00		$32.43
Awarded	635,600	$0.00		$36.23
Released	(469,313)	$0.00		$28.95
Forfeited	(577,336)	$0.00		$29.18
Outstanding December 31, 2020	2,915,884	$0.00	2.39	$34.09
Vested and expected to vest	2,481,546	$0.00	2.25	$33.82

Details with respect to RSUs outstanding are set out below:

Restricted Stock Units	Shares	Weighted average purchase price	Weighted average remaining contractual term (in years)	Weighted average grant date (Fair value)
Outstanding December 31, 2019	378,734	$0.00		$24.57
Awarded	73,703	$0.00		$47.26
Released	(80,905)	$0.00		$24.26
Forfeited	(67,664)	$0.00		$21.12
Outstanding December 31, 2020	303,868	$0.00	2.16	$30.92
Vested and expected to vest	254,636	$0.00	1.95	$29.68

Responsibility Statement of the Managing Board
In accordance with best practice II.1.5 of the Dutch corporate governance code of December 2008, taking into account the recommendation of the Corporate Governance Code Monitoring Committee on the application thereof, the Managing Board confirms that internal controls over financial reporting provide a reasonable level of assurance that the financial reporting does not contain any material inaccuracies, and confirms that these controls functioned properly in the year under review and that there are no indications that they will not continue to do so. The financial statements fairly represent the Company's financial condition and the results of the Company's operations and provide the required disclosures.
It should be noted that the above does not imply that these systems and procedures provide absolute assurance as to the realization of operational and strategic business objectives, or that they can prevent all misstatements, inaccuracies, errors, fraud and non-compliances with legislation, rules and regulations.
In accordance with Article 5.25c of the Financial Markets Supervisory Act, and in view of all of the above the Managing Board confirms that, to the best of its knowledge, the financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the annual report includes a fair review of the position at the balance sheet date and the development and performance of the business during the financial year together with a description of the principal risks and uncertainties that the Company faces.
QIAGEN N.V.

Thierry Bernard                 Roland Sackers
Chief Executive Officer             Chief Financial Officer

QIAGEN N.V.

CONSOLIDATED FINANCIAL STATEMENTS

QIAGEN N.V.
CONSOLIDATED BALANCE SHEETS
(in thousands)

	Note	December 31, 2020	December 31, 2019

Assets
Current assets:
Cash and cash equivalents	(3)	$597,003	$622,486
Restricted cash	(3)	—	5,743
Current financial assets	(7)	117,249	107,118
Trade accounts receivable	(8)	380,519	376,281
Income taxes receivable		59,335	42,119
Inventories	(3)	291,181	170,704
Fair value of derivative financial instruments	(25, 26)	14,127	107,868
Other current assets	(9)	182,299	79,490
Total current assets		1,641,713	1,511,809
Non-current assets:
Property, plant and equipment	(10)	427,352	356,100
Goodwill	(12)	2,389,111	2,166,213
Other intangible assets	(12)	883,600	750,599
Right-of-use assets	(13)	101,211	56,041
Equity accounted investments	(11)	11,017	9,729
Non-current financial assets	(7)	4,408	94,187
Deferred tax assets	(17)	89,016	77,610
Fair value of derivative financial instruments	(25, 26)	379,080	192,266
Other non-current assets	(9)	44,690	49,700
Total non-current assets		4,329,485	3,752,445
Total assets		$5,971,198	$5,264,254

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements 1

QIAGEN N.V.
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

	Note	December 31, 2020	December 31, 2019

Liabilities and equity
Current liabilities:
Current financial debts	(16)	$42,539	$285,244
Trade and other accounts payable		118,153	84,767
Provisions	(14)	6,565	8,129
Income tax payable		57,676	34,082
Fair value of derivative financial instruments	(25, 26)	51,464	103,175
Other current liabilities	(15)	337,409	436,097
Total current liabilities		613,806	951,494
Non-current liabilities:
Non-current financial debts	(16)	1,875,168	1,418,634
Deferred tax liabilities	(17)	46,041	28,486
Fair value of derivative financial instruments	(25, 26)	766,410	435,592
Other non-current liabilities	(15)	186,724	106,201
Total non-current liabilities		2,874,343	1,988,913
Equity:
Common Shares, 0.01 EUR par value, authorized - 410,000 shares, issued - 230,829 shares in 2020 and 2019	(18)	2,702	2,702
Share premium		1,840,115	1,790,504
Retained earnings	(18)	998,133	948,186
Reserves		(239,600)	(305,579)
Less treasury shares, at cost — 2,844 and 3,077 shares in 2020 and 2019, respectively	(18)	(118,301)	(111,966)
Total equity		2,483,049	2,323,847
Total liabilities and equity		$5,971,198	$5,264,254

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements 2

QIAGEN N.V.
CONSOLIDATED INCOME STATEMENTS
(in thousands, except per share data)

		Years ended December 31,
	Note	2020	2019
Net sales	(4, 21)	$1,870,346	$1,526,424
Cost of sales:
Cost of sales		(579,372)	(457,093)
Acquisition-related intangible amortization		(63,164)	(71,689)
Total cost of sales		(642,536)	(528,782)
Gross profit		1,227,810	997,642
Other operating income		992	4,126
Research and development expense		(139,060)	(144,013)
Sales and marketing expense		(434,158)	(421,571)
General and administrative expense		(110,153)	(130,999)
Restructuring, acquisition, integration and other, net	(6)	(159,919)	(199,722)
Long-lived asset impairments	(6)	(1,034)	(154,828)
Other operating expense		(562)	(1,087)
Total operating expenses, net	(10, 12, 23)	(843,894)	(1,048,094)
Income (loss) from operations		383,916	(50,452)
Financial income		10,032	22,113
Financial expense	(16)	(73,002)	(75,756)
Other financial results	(5, 7, 26)	(166,019)	(12,626)
Total finance expense, net		(228,989)	(66,269)
Income (loss) before income taxes		154,927	(116,721)
Income taxes	(17)	(81,287)	46,951
Net income (loss)		$73,640	$(69,770)

Basic earnings (loss) per common share		$0.32	$(0.31)
Diluted earnings (loss) per common share		$0.31	$(0.31)

Weighted average shares outstanding (in thousands)
Basic		228,427	226,777
Diluted		234,214	226,777

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements 3

QIAGEN N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

		Years ended December 31,
	Note	2020	2019
Net income (loss)		$73,640	$(69,770)
Other comprehensive income (loss) not reclassified to profit or loss in subsequent periods:
Gain on pensions, net of tax expense of $0 in 2020 and tax expense of $0.4 million in 2019		(38)	(437)
Other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments, net of tax expense of $0.9 million in 2020 and tax benefit of $0.5 million in 2019		86,996	(11,718)
(Losses) gains on cash flow hedges, net of tax benefit of $2.8 million in 2020 and tax expense of $0 in 2019	(26)	(8,536)	11,547
Reclassification adjustments on cash flow hedges, net of tax expense of $4.7 million in 2020 and tax expense of $0 in 2019	(26)	13,999	(3,888)
Net investment hedge	(26)	(26,442)	5,505
Other comprehensive income, after tax		65,979	1,009
Comprehensive income (loss)		$139,619	$(68,761)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements 4

QIAGEN N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

		Years ended December 31,
	Note	2020	2019
Net income (loss)		$73,640	$(69,770)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	(10, 12)	209,971	239,361
Non-cash impairments	(6)	1,432	159,627
Amortization of debt discount and issuance costs		42,318	40,763
Deferred income taxes	(17)	(14,256)	(66,879)
Share based compensation	(22)	40,936	65,893
(Gain) loss on financial assets	(7)	(1,992)	2,867
Reversals of contingent consideration		—	(10,433)
Gain on sale of investment	(7)	(121,813)	—
Other non-cash items, including fair value changes in derivatives	(16, 26)	305,045	8,881
Changes in operating assets and liabilities:
Accounts receivable	(8)	(14,711)	(30,742)
Inventories	(3)	(107,573)	(30,028)
Other current assets		896	28,345
Other non-current assets		316	(157)
Accounts payable		8,442	9,252
Accrued and other liabilities	(15)	15,967	52,611
Other non-current liabilities		57,657	(14,293)
Income taxes	(17)	55,807	31,805
Interest paid		(27,056)	(31,311)
Interest received		9,818	22,710
Income taxes paid, net of refunds		(42,572)	(41,474)
Net cash provided by operating activities		492,272	367,028
Cash flows from investing activities:
Purchases of property, plant and equipment	(10)	(79,908)	(60,581)
Purchases of intangible assets	(12)	(224,329)	(214,303)
Development expenses	(12)	(10,009)	(13,342)
Purchases of unquoted debt securities	(7)	(49,770)	(293,959)
Proceeds from unquoted debt securities	(7)	181,223	396,098
Purchases of investments	(7)	(408)	(7,848)
Proceeds from investments	(7)	26,046	2,678
Cash paid for acquisitions, net of cash acquired	(5)	(239,572)	(68,058)
Cash (paid) received for collateral asset		(53,417)	22,685
Other investing activities		(3,146)	(328)
Net cash used in investing activities		(453,290)	(236,958)
Cash flows from financing activities:
Proceeds from short-term debt	(16)	59,345	—
Repayment of short-term debt	(16)	(58,705)	—
Proceeds from long-term debt, net of issuance costs	(16)	497,646	—
Payment for termination of warrants	(16)	(174,627)	—
Proceeds from exercise of call option related to cash convertible notes	(16)	239,836	134,737
Payment of intrinsic value of cash convertible notes	(16)	(237,438)	(133,763)
Repayment of long-term debt	(16)	(296,400)	(506,400)
Principal payments on leases	(13)	(24,193)	(22,666)
Proceeds from issuance of common shares		7,662	2,075
Tax withholding related to vesting of stock awards		(13,841)	(49,998)
Purchase of treasury shares	(18)	(63,995)	(74,450)
Other financing activities		(9,610)	(11,281)
Net cash used in financing activities		(74,320)	(661,746)
Effect of exchange rate changes on cash and cash equivalents and restricted cash		4,112	826
Net decrease in cash and cash equivalents and restricted cash		(31,226)	(530,850)
Cash and cash equivalents and restricted cash, beginning of period		628,229	1,159,079
Cash and cash equivalents and restricted cash, end of period		$597,003	$628,229
The accompanying notes are an integral part of these consolidated financial statements.
Consolidated Financial Statements 5

QIAGEN N.V.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands)

		Common Shares		Share premium	Retained earnings	Cash flow hedge reserve	Pension reserve	Foreign currency translation	Treasury Shares		Total equity
	Note	Shares	Amount						Shares	Amount
Balance at January 1, 2019		230,829	$2,702	$1,727,922	$1,133,682	$(15,453)	$(124)	$(291,011)	(5,320)	$(178,903)	$2,378,815
IFRS 16 impact of change in accounting policy		—	—	—	(1,322)	—	—	—	—	—	(1,322)
Net loss		—	—	—	(69,770)	—	—	—	—	—	(69,770)
Other comprehensive income (loss)		—	—	—	—	13,164	(437)	(11,718)	—	—	1,009
Total comprehensive loss		—	—	—	(69,770)	13,164	(437)	(11,718)	—	—	(68,761)
Purchase of treasury shares	(18)	—	—	—	—	—	—	—	(1,987)	(74,450)	(74,450)
Tax benefit of employee stock plans	(22)	—	—	(3,307)	—	—	—	—	—	—	(3,307)
Issuance of common shares in connection with conversion of the 2019 Notes and early redemption of 2021 Notes	(16)	—	—	(4)	7,294	—	—	—	2,056	68,761	76,051
Share-based payments	(22)	—	—	65,893	—	—	—	—	—	—	65,893
Employee stock plans	(22)	—	—	—	(121,698)	—	—	—	3,622	123,773	2,075
Tax withholding related to vesting of stock awards	(22)	—	—	—	—	—	—	—	(1,448)	(51,147)	(51,147)
Balance at December 31, 2019		230,829	$2,702	$1,790,504	$948,186	$(2,289)	$(561)	$(302,729)	(3,077)	$(111,966)	$2,323,847

Balance at January 1, 2020		230,829	$2,702	$1,790,504	$948,186	$(2,289)	$(561)	$(302,729)	(3,077)	$(111,966)	$2,323,847
Net income		—	—	—	73,640	—	—	—	—	—	73,640
Other comprehensive income (loss)		—	—	—	—	(20,979)	(38)	86,996	—	—	65,979
Total comprehensive income		—	—	—	73,640	(20,979)	(38)	86,996	—	—	139,619
Purchase of treasury shares	(18)	—	—	—	—	—	—	—	(1,346)	(63,995)	(63,995)
Tax benefit of employee stock plans	(22)	—	—	8,675	—	—	—	—	—	—	8,675
Early conversion of 2021 Notes	(16)	—	—	—	8,725	—	—	—	807	30,272	38,997
Share-based payments	(22)	—	—	40,936	—	—	—	—	—	—	40,936
Employee stock plans	(22)	—	—	—	(32,418)	—	—	—	1,085	40,079	7,661
Tax withholding related to vesting of stock awards	(22)	—	—	—	—	—	—	—	(313)	(12,691)	(12,691)
Balance at December 31, 2020		230,829	$2,702	$1,840,115	$998,133	$(23,268)	$(599)	$(215,733)	(2,844)	$(118,301)	$2,483,049

The accompanying notes are an integral part of these consolidated financial statements.
Consolidated Financial Statements 6

QIAGEN N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

1. Corporate Information, Basis of Presentation and Statement of Compliance

QIAGEN N.V. is a public limited liability company ('naamloze vennootschap') under Dutch law with registered office at Hulsterweg 82, 5912 PL Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is a leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. We provide solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of December 31, 2020, we employed more than 5,600 people in over 35 locations worldwide.
The accompanying consolidated financial statements were prepared in accordance with International Financial Reporting standards as endorsed by the European Union (IFRS) and all amounts are presented in U.S. dollars rounded to the nearest thousand, unless otherwise indicated. The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, contingent consideration and financial assets that have been measured at fair value. The financial statements of the Company have been prepared on the basis of the going concern assumption. Based on our current knowledge and available information, we do not expect COVID-19 to have an impact on our ability to continue as a going concern in the future. The consolidated financial statements also comply with the financial reporting requirements included in Section 9 in Book 2 of the Netherlands Civil Code, as far as applicable.
We undertake acquisitions to complement our own internal product development activities. In September 2020, we completed the acquisition of the remaining shares in NeuMoDx Molecular, Inc ("NeuMoDx"), a privately-held U.S. company that designs and develops molecular diagnostics solutions for hospital and clinical reference laboratories. In 2019, we completed three immaterial acquisitions, including the January 2019 acquisition of N-of-One, Inc., a privately-held U.S. molecular decision support company and pioneer in clinical interpretation services for complex genomic data located in Concord, Massachusetts. In April 2018, we acquired all shares in STAT-Dx Life, S.L. ("STAT-Dx"), a privately-held company located in Barcelona, Spain and also completed the acquisition of the remaining shares of a privately held entity in which we held a minority interest. Accordingly, at their respective acquisition dates, all the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired companies from the acquisition date.
Certain prior year amounts have been reclassified to conform to the current year presentation.
The consolidated financial statements of QIAGEN for the year ended December 31, 2020, were authorized for issue in accordance with a resolution of the Supervisory Board on April 29, 2021.
Announced Merger with Thermo Fisher Scientific Inc.
On March 3, 2020, QIAGEN and Thermo Fisher Scientific Inc. (NYSE: TMO) announced that their boards of directors, as well as the Managing Board of QIAGEN N.V., unanimously approved Thermo Fisher’s proposal to acquire QIAGEN for €39.00 per share in cash. On July 16, 2020, Thermo Fisher and QIAGEN entered into an amendment to the Business Combination Agreement dated as of March 3, 2020 whereby Quebec B.V., the wholly-owned subsidiary of Thermo Fisher making the public tender offer, increased the cash consideration offered per QIAGEN share from €39.00 to €43.00. The amendment also provided for a reduction of the minimum acceptance threshold from 75% to 66.67% of QIAGEN’s issued and outstanding ordinary share capital at the end of the acceptance period on August 10, 2020, as well as a $95.0 million expense reimbursement payable by QIAGEN to Thermo Fisher if the minimum acceptance threshold is not met. On August 13, 2020, QIAGEN announced that Thermo Fisher did not achieve the minimum 66.67% acceptance threshold from QIAGEN shareholders. For the year ended December 31, 2020, we incurred related expenses of $125.5 million, which includes the $95.0 million expense reimbursement which was paid when the minimum acceptance threshold was not met. These costs are recorded within restructuring, acquisition, integration and other expenses, net in the accompanying consolidated statements of income.

2. Effects of New Accounting Policies and Disclosures
Adoption of New and Amended Standards and Interpretations
Consolidated Financial Statements 7

The IASB refined its definition of material to make it easier to understand and issued amendments to IAS 1 and IAS 8, Definition of Material. However, the IASB does not expect significant change – the refinements are not intended to alter the concept of materiality. We adopted the amendments on the effective date of January 1, 2020.
Effective January 1, 2020, we prospectively adopted the IASB issued amendments to IFRS 3, Definition of a Business, to provide more guidance on the definition of a business. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets.
Amended standard not yet adopted:
We have not early adopted the following amended standard. We intend to adopt the amended standard at its effective date.
The IASB amended IAS 37, Provisions, Contingent Liabilities and Contingent Assets, to clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that related directly to the contract. The amendments apply prospectively for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted.
To promote consistency in application and clarify the requirements on determining if a liability is current or non-current, the IASB amended IAS 1 Presentation of Financial Statements. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted.

3. Summary of Significant Accounting Policies, Estimates and Judgments
Significant Accounting Policies
3.1 Consolidation Principles
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2020 and for the year then ended.
Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. An entity is controlled when the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity, and the ability to affect those returns through its power over the entity. In determining whether control exists, potential voting rights must be taken into account if those rights are substantive, in other words they can be exercised on a timely basis when decisions about the relevant activities of the entity are to be taken. Entities consolidated by the Company are referred to as "subsidiaries." The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-Company balances, income and expenses, unrealized gains and losses and dividends resulting from intra-Company transactions are eliminated in full.
Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the noncontrolling interest. Total comprehensive income is attributed to the owners of the parent and to the noncontrolling interest even this results in a deficit balance.
A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction.
If the Company loses control over a subsidiary, it derecognizes the assets (including goodwill) and liabilities of the subsidiary, the carrying amount of any noncontrolling interest, the cumulative translation differences, recorded in equity, recognizes the fair value of the consideration received, recognizes the fair value of any investment retained, any surplus or deficit in profit or loss and reclassifies the parent's share of components previously recognized in other comprehensive income to profit or loss.
3.2 Business Combinations and Goodwill
Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any noncontrolling interest in the acquiree. The Company measures the noncontrolling interest in the acquiree at fair-value. Acquisition related costs incurred are expensed.
When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.
Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognized either in profit or loss or as change to other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured until it is finally settled within equity.
Consolidated Financial Statements 8

Goodwill is initially measured at cost being the excess of the consideration transferred and the amount recognized for noncontrolling interest over the Company's net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as profit.
After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.
Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.
Management monitors and makes decisions regarding the Company's operations on a functional specific and global level. Therefore, we concluded that the consolidated Company as a whole qualifies as one cash generating unit.
3.3 Equity Accounted Investments
Investments in entities in which the Company has significant influence, generally participations of 20% or more of the voting power, but over which it does not exercise management control are accounted for using the equity method.
Under the equity method, the investment is carried in the statement of financial position at cost plus post acquisition changes in the Company's share of net assets of the associate.
After application of the equity method, the Company determines whether it is necessary to recognize an additional impairment loss on the Company's investment. The Company determines at each reporting date whether there is any objective evidence that the investment is impaired. If this is the case the Company calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount in the income statement.
Upon loss of significant influence over the associate, the Company measures and recognizes any retaining investment at its fair value.
3.4 Foreign Currency Translation
The Company's presentation currency is the U.S. dollar (US$) which is also the parent company's functional currency. The subsidiaries' functional currencies are the local currency of the respective country with the exception of QIAGEN U.S. Finance Holdings (Luxembourg) SARL and QIAGEN Finance (Ireland) Ltd. which functional currencies are the U.S. dollar. Statements of financial position prepared in the functional currencies are translated to the presentation currency at exchange rates in effect at the end of the accounting period except for shareholders' equity accounts, which are translated at rates in effect when these balances were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of translation is included in shareholders' equity. On disposal of a subsidiary, such translation differences are recognized in the income statement as part of the gain or loss on sale.
Foreign currency transactions involving monetary assets and liabilities denominated in a currency other than the functional currency of the entity are translated using the exchange rate prevailing at the dates of the transactions. Foreign currency transaction gains and losses realized until settlement are included in the income statement, except for those related to intercompany transactions of a long-term investment nature which represent in substance part of the reporting entity's net investment in a foreign entity; such gains and losses are included in the cumulative foreign currency translation adjustments component of shareholders' equity. The net loss on foreign currency transactions in 2020 was $4.1 million, and in 2019 was $5.7 million.
The exchange rates of key currencies affecting the Company were as follows:

	Closing rate as at December 31,		Annual average rate
(US$ equivalent for one)	2020	2019	2020	2019
Euro (EUR)	1.2271	1.1234	1.1411	1.1196
Pound Sterling (GBP)	1.3649	1.3204	1.2836	1.2768
Swiss Franc (CHF)	1.1360	1.0350	1.0659	1.0062
Australian Dollar (AUD)	0.7720	0.7023	0.6905	0.6954
Canadian Dollar (CAD)	0.7849	0.7696	0.7463	0.7535
Japanese Yen (JPY)	0.0097	0.0092	0.0094	0.0092
Chinese Yuan (CNY)	0.1530	0.1437	0.1450	0.1448

Consolidated Financial Statements 9

3.5 Revenue Recognition
We recognize revenue when control of promised goods or services transfers to our customers in an amount that reflects the consideration that is expected to be received in exchange for those goods or services. The majority of our sales revenue continues to be recognized when products are shipped to the customers at which point control transfers.
Shipping and Handling Income and Costs
Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2020 and 2019, shipping and handling costs totaled $32.1 million and $27.9 million, respectively.
3.6 Operating Expenses
Advertising Costs
The costs of advertising are expensed as incurred and are included as a component of sales and marketing expense. Advertising costs for the years ended December 31, 2020 and 2019 were $9.5 million and $8.1 million, respectively.
General and Administrative
General and administrative expenses primarily represent the costs required to support administrative infrastructure. These costs include licensing costs in connection with continued investments information technology improvements, including cyber security, across the organization as well as personnel in administrative functions.
Restructuring, Acquisition, Integration and Other
We incur indirect acquisition and business integration costs in connection with business combinations. These costs represent incremental costs that we believe would not have been incurred absent the business combinations. Major components of these costs include consulting and related fees incurred to integrate or restructure the acquired operations, payroll and related costs for employees remaining with the Company on a transitional basis and public relations, advertising and media costs for re-branding of the combined organization.
Restructuring costs include personnel costs (principally termination benefits), facility closure and contract termination costs. Termination benefits are recorded when it is probable that employees will be entitled to benefits and the amounts can be reasonably estimated. Estimates of termination benefits are based on the frequency of past termination benefits, the similarity of benefits under the current plan and prior plans, and the existence of statutory required minimum benefits. Facility closure and other costs are recorded when the liability is incurred. The specific restructuring measures and associated estimated costs are based on management's best business judgment under the existing circumstances at the time the estimates are made. If future events require changes to these estimates, such adjustments will be reflected in the period of the revised estimate. See Note 6 "Restructuring and Impairments" for the details.
Research and Development
Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate:
•The technical feasibility of completing the intangible asset so that it will be available for use or sale.
•Its intention to complete and its ability to use or sell the asset.
•How the asset will generate probable future economic benefits.
•The availability of resources to complete the asset and to use or sell the intangible asset.
•The ability to measure reliably the expenditure during development.
Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses.
Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales. During the period of development, the asset is tested for impairment annually. The capitalized expenses are amortized on a straight-line basis over their estimated useful lives (between three and five years).
3.7 Government Grants
We recognize government grants when there is reasonable assurance that all conditions will be complied with and the grant will be received. Our government grants generally represent subsidies for specified activities and are therefore recognized when earned as a reduction of the expenses recorded for the activity that the grants are intended to compensate. Thus, when the grant
Consolidated Financial Statements 10

relates to research and development expense, the grant is recognized over the same period that the related costs are incurred. Otherwise, amounts received under government grants are recorded as liabilities in the statement of financial position. When the grant relates to an asset, the value of the grant is deducted from the carrying amount of the asset and recognized over the same period that the related asset is depreciated or amortized.
The Company has received cost grants and investment grants. In 2020, the Company recorded income from government grants in the amount of $3.0 million (2019: $1.4 million). As of December 31, 2020, liabilities in the amount of $2.7 million (2019: $0.3 million) are recorded with respect to grants which have been received but for which not all conditions have been met.
3.8 Borrowing Costs
Borrowing costs directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets (qualifying asset) when such borrowing costs are significant. All other borrowing costs are expensed in the period they occur.
3.9 Post-Employment Benefits
The Company operates a number of defined benefit and defined contribution plans. For defined benefit plans, the Company provides for benefits payable to their employees on retirement by charging current service costs to income. The defined benefit liability comprises the present value of the defined benefit obligation less past service cost and actuarial gains and losses not yet recognized and less the fair value of plan assets out of which the obligations are to be settled directly. The Company's contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate. Refer to Note 23 "Employee Benefits and Personnel Costs" for more details.
3.10 Share-Based Payments
The Company has a stock option plan, which is described in detail under Note 22 "Share-Based Payments". A compensation charge is calculated at the date the options are granted. This charge is recognized over the stock option's vesting period. When the option is exercised, the proceeds received net of any transaction costs are credited to share capital and share premium.
3.11 Taxation
Taxes reported in the consolidated income statements include current and deferred income taxes.
Current income tax
Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, by the reporting date, in the countries where the Company operates and generates taxable income.
Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.
Deferred tax
Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.
Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.
Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.
Income tax exposure
Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded.
The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective counties in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such
Consolidated Financial Statements 11

differences of Interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective Company's domicile.
3.12 Financial Instruments
Recognition and initial measurement
The Company's financial assets include cash and short-term deposits, trade and other receivables, loan and other receivables, quoted and unquoted financial instruments, and derivative financial instruments. The Company's financial liabilities include trade and other payables, bank overdraft, loans and borrowings, and derivative financial instruments.
Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.
A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.
3.13 Financial Instruments - Classification and Subsequent Measurement
Financial assets
On initial recognition, a financial asset is classified as measured at: amortized costs; fair value through other comprehensive income (FVOCI) - debt investment; FVOCI - equity investment; or FVTPL.
Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.
A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as an FVTPL:
•it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:
•it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment's fair value in OCI. This election is made on an investment-by-investment basis.
All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets (see Note 26). On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.
Financial assets - Business model assessment
The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:
•the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;
•how the performance of the portfolio is evaluated and reported to the Company’s management;
•the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;
•how managers of the business are compensated - e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and
•the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and
Consolidated Financial Statements 12

expectations about future sales activity.
Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Company’s continuing recognition of the assets.
Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.
Financial assets - Assessment whether contractual cash flows are solely payments of principal and interest
For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.
In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers:
•contingent events that would change the amount or timing of cash flows;
•terms that may adjust the contractual coupon rate, including variable-rate features;
•prepayment and extension features; and
•terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features).
A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.
Financial assets - Subsequent measurement and gains and losses

Financial assets at FVTPL
These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss. However, see Note 26 for derivatives designated as hedging instruments.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.
The Company does not hold any debt or equity investments at FVOCI as of December 31, 2020.
Financial liabilities - Classification, subsequent measurement and gains and losses
Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.
See Note 26 for financial liabilities designated as hedging instruments.
Consolidated Financial Statements 13

3.14    Derecognition
Financial assets
The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.
The Company enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.
Financial liabilities
The Company derecognizes a financial liability when its contractual obligations are discharged or canceled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.
On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non‑cash assets transferred or liabilities assumed) is recognized in profit or loss.
3.15    Offsetting
Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.
3.16    Derivative Financial Instruments and Hedge Accounting
The Company holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.
Derivatives are initially measured at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.
At inception of designated hedging relationships, the Company documents the risk management objective and strategy for undertaking the hedge. The Company also documents the economic relationship between the hedged item and the hedging instrument, including whether the changes in cash flows of the hedged item and hedging instrument are expected to offset each other.
Cash flow hedges
When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in OCI and accumulated in the hedging reserve. The effective portion of changes in the fair value of the derivative that is recognized in OCI is limited to the cumulative change in fair value of the hedged item, determined on a present value basis, from inception of the hedge. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.
The Company designates only the change in fair value of the spot element of forward exchange contracts as the hedging instrument in cash flow hedging relationships. The change in fair value of the forward element of forward exchange contracts (‘forward points’) is separately accounted for as a cost of hedging and recognized in a costs of hedging reserve within equity.
When the hedged forecast transaction subsequently results in the recognition of a non-financial item such as inventory, the amount accumulated in the hedging reserve and the cost of hedging reserve is included directly in the initial cost of the non-financial item when it is recognized.
For all other hedged forecast transactions, the amount accumulated in the hedging reserve and the cost of hedging reserve is reclassified to profit or loss in the same period or periods during which the hedged expected future cash flows affect profit or loss.
If the hedge no longer meets the criteria for hedge accounting or the hedging instrument is sold, expires, is terminated or is exercised, then hedge accounting is discontinued prospectively. When hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in the hedging reserve remains in equity until, for a hedge of a transaction resulting in the recognition of a non-financial item, it is included in the non-financial item’s cost on its initial recognition or,for other cash flow hedges, it is reclassified to profit or loss in the same period or periods as the hedged expected future cash flows affect profit or loss.
Consolidated Financial Statements 14

If the hedged future cash flows are no longer expected to occur, then the amounts that have been accumulated in the hedging reserve and the cost of hedging reserve are immediately reclassified to profit or loss.
Net investment hedges
When a derivative instrument or a non-derivative financial liability is designated as the hedging instrument in a hedge of a net investment in a foreign operation, the effective portion of, for a derivative, changes in the fair value of the hedging instrument or, for a non-derivative, foreign exchange gains and losses is recognized in OCI and presented in the translation reserve within equity. Any ineffective portion of the changes in the fair value of the derivative or foreign exchange gains and losses on the non-derivative is recognized immediately in profit or loss. The amount recognized in OCI is reclassified to profit or loss as a reclassification adjustment on disposal of the foreign operation.
3.17 Cash and Cash Equivalents and Restricted Cash
Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid, and having an original maturity of less than 90 days at the date of purchase.

(in thousands)	2020	2019
Cash at bank and on hand	$244,392	$188,408
Short-term bank deposits	352,611	434,078
Cash and Cash Equivalents	$597,003	$622,486
Restricted cash includes cash that is subject to legal restriction in connection with a tender offer and no available for general operating purposes. As of December 31, 2019, we had $5.7 million of restricted cash.
3.18 Inventories
Inventories are stated at the lower of cost and net realizable value. The moving average method of valuation is used. The cost of work in process and finished goods includes raw materials, direct labor and production overhead expenditure based upon normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business less the cost of completion and distribution expenses. Provisions are established for slow-moving and obsolete inventory.

(in thousands)	2020	2019
Raw materials	$65,449	$26,077
Work in process	74,398	45,729
Finished goods	151,334	98,898
Inventories	$291,181	$170,704
Included in inventories as of December 31, 2020, are $28.0 million (2019: $24.8 million) of inventory provisions. The movement in inventory provisions was recorded under cost of sales. During 2020, inventories in the amount of $253.8 million have been recognized as cost of sales (2019: $187.9 million).
3.19 Property, Plant and Equipment
Property, plant and equipment are stated at cost of acquisition or construction cost less accumulated depreciation and accumulated impairment in value. Depreciation is computed using the straight-line and declining balance methods over the following estimated useful lives of the assets:

Buildings and improvements	5-40 years
Machinery and equipment	3-10 years
Furniture and office equipment	3-10 years
Land is not depreciated. Construction costs include borrowing costs and operating expenses that are directly attributable to items of property, plant and equipment capitalized during construction. Subsequent expenditure on an item of property, plant and equipment is capitalized at cost only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. Repair and maintenance costs are expensed as incurred. Gains and losses on disposal or retirement of items of property, plant and equipment are determined by comparing the proceeds received with the carrying amounts and are included in the consolidated income statements. The asset's residual values, useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year end.
Consolidated Financial Statements 15

3.20 Leases
Company as a lessee
Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the company. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:
•fixed payments, including in-substance fixed payments, less any lease incentives received;
•variable lease payments that are based on an index or a rate;
•amounts expected to be payable to the lessee under residual value guarantees;
•the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
•payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.
The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee's incremental borrowing rate at the lease commencement date is used, which is based on an assessment of interest rates the company would have to pay to borrow funds, including the consideration of factors such as the nature of the asset and location, collateral, market terms and conditions, as applicable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.
Each lease payment is allocated between the liability and finance charges. The interest element of the finance cost is recognized in the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.
Right-of-use assets are measured at cost comprising the following:
•the amount of the initial measurement of the lease liability;
•any lease payments made at or before the commencement date less any lease incentives received;
•any initial direct costs; and
•restoration costs.
The company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal.
The company leases various items of real estate, vehicles and other equipment. Rental contracts are typically made for fixed periods but may have extension or termination options.
Company as a lessor
When the company acts as a lessor, it determines at lease inception whether a lease is a finance lease or an operating lease. Leases in which the company does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. The company recognizes lease payments received under operating leases as income on a straight-line basis over the lease terms in the Income Statement.
3.21 Intangible Assets
Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Expenditure on acquired technology rights, patents, trademarks and licenses are capitalized as intangible assets when it is probable that future economic benefits will flow to the Company and the cost can be measured reliably. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.
Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. Amortization of trademarks and customer base acquired in a business combination is recorded in sales and marketing expense. Amortization expenses of intangible assets not acquired in a business combination are recorded within cost of sales, research and development, or sales and marketing line items based on the nature and use of the asset.
The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at
Consolidated Financial Statements 16

least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the income statement in the expense category consistent with the function of the intangible asset.
Developed technology, patents and license rights, computer software, development costs and other intellectual properties are amortized on a straight-line basis over their estimated useful lives as follows:

Developed technology, patents and license rights	5-15 years
Computer software	3-7 years
Development costs	3-5 years
Other intellectual properties	5-15 years

3.22 Impairment
Impairment of financial assets
The Company recognizes an allowance for expected credit losses (ECLs) for trade receivables, contract assets, and debt investments carried and amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the company expects to receive, discounted at an approximation of the original effective interest rate.
ECLs are recognized in two stages. For credit risk exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (12-month ECLs). The company considers a financial asset to be in default when the counterparty is unlikely to pay its credit obligations to the company in full or when the financial asset is past due. For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (lifetime ECLs). When determining whether the credit risk of a financial asset has increased significantly since initial recognition, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the company's historical experience and informed credit assessment and including forward-looking information, such as forecast economic conditions.
The Company assess the trade receivables allowance by applying the IFRS 9 simplified approach to measuring expected credit losses (ECLs), which uses the lifetime ECL allowance. To measure the ECLs on trade receivables, the Company considers any credit-risk concentration, collective debt risk based on historical losses, specific circumstances considering the market information on a country specific basis, and other forward looking information. Trade receivables are written off when there is no reasonable expectation of recovery of the asset (for example because of bankruptcy).
Impairment of non-financial assets
The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's (CGU) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or the Company's assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.
Impairment losses are recognized in the income statement in those expense categories consistent with the function of the impaired asset, except for property previously revalued where the revaluation was taken to other comprehensive income. In this case, the impairment is also recognized in other comprehensive income up to the amount of any previous revaluation.
For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset's or cash-generating unit's recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset's recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior
Consolidated Financial Statements 17

years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.
Goodwill
Goodwill is subject to impairment tests annually, as of October 1, or earlier if indicators of potential impairment exist. We assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment.
Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit (or Company of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash generating unit is less than their carrying amount an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.
Intangible assets
Intangible assets with indefinite useful lives are tested for impairment annually as of October 1 either individually or at the cash generating unit level, as appropriate and when circumstances indicate that the carrying value may be impaired.
3.23 Provisions
Provisions are recognized by the Company when a present legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financing cost.
Restructuring provisions are recorded in the period in which management has committed to a detailed formal plan, has raised a valid expectation in those affected that it will carry out the restructuring and it becomes probable that a liability will be incurred and the amount can be reasonably estimated. Restructuring provisions comprise lease termination penalties, other penalties and employee termination payments.
3.24 Segment Reporting
We determined that we operate as one operating segment. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole. In addition, we have a common basis of organization and types of products and services which derive revenues and consistent product margins. Accordingly, we operate and make decisions as one cash generating unit.
3.25 Cash Flow Statement
The cash flow statement provides an explanation of the changes in cash and cash equivalents and restricted cash. It is prepared on the basis of a comparison of the statements of financial position as of January 1 and December 31 using the indirect method. Investing and financing transactions that do not require the use of cash or cash equivalents and restricted cash have been excluded from the cash flow statement. In 2020 and 2019, such eliminations primarily related to non-cash impacts from the convertible bonds.
Significant Accounting Estimates and Judgments
The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below.
Purchase Price Allocation
The purchase price allocation for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in-process research and development, and liabilities assumed based on their respective fair values. An acquisition may include contingent consideration as part of the purchase price. Contingent consideration is accounted for at fair value at the acquisition date with subsequent changes to the fair value being recognized in earnings. Additionally, we must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in a business combination.
We have made several acquisitions in recent years. The purchase prices for the acquisitions were allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. We engaged an independent third-party valuation firm to assist us in determining the estimated fair values of in-process research and development and identifiable intangible assets. Such a valuation requires significant estimates and assumptions, including but
Consolidated Financial Statements 18

not limited to determining the timing and estimated costs to complete the in-process projects, projecting regulatory approvals, estimating future cash flows, and developing appropriate discount rates. We believe the estimated fair values of contingent consideration and assets acquired and liabilities assumed are based on reasonable assumptions. However, the fair value estimates for the purchase price allocations may change during the allowable allocation period, which is up to one year from the acquisition dates, if additional information becomes available.
Fair Value Measurements
We have categorized our assets and liabilities that are measured at fair value, based on the priority of the inputs to the valuation techniques, in a three-level fair value hierarchy: Level 1 - using quoted prices in active markets for identical assets or liabilities; Level 2 - using observable inputs other than quoted prices; and Level 3 – using unobservable inputs. We primarily apply the market approach for recurring fair value measurements, maximize our use of observable inputs and minimize our use of unobservable inputs. We utilize the mid-point price between bid and ask prices for valuing the majority of our assets and liabilities measured and reported at fair value. In addition to using market data, we make assumptions in valuing assets and liabilities, including assumptions about risk and the risks inherent in the inputs to the valuation technique.
Certain of our derivative instruments, which are classified in Level 2 of the fair value hierarchy, are valued using industry-standard models that consider various inputs, including time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these inputs are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable prices at which transactions are executed in the marketplace.
Certain of our acquisitions involve contingent consideration, the payment of which is contingent on the occurrence of future events. Contingent consideration is classified in Level 3 of the fair value hierarchy and is initially recognized at fair value as a cost of the acquisition. After the acquisition, the contingent consideration liability is remeasured each reporting period. The fair value of contingent consideration is measured predominantly on unobservable inputs such as assumptions about the likelihood of achieving specified milestone criteria, projections of future financial performance, assumed discount rates and assumed weightings applied to potential scenarios in deriving a probability weighted fair value. Significant judgment is used in developing these estimates and assumptions both at the acquisition date and in subsequent periods. If actual events differ from management's estimates, or to the extent these estimates are adjusted in the future, our financial condition or results of operations could be affected in the period of any change.
For other fair value measurements, we generally use an income approach to measure fair value when there is not a market observable price for an identical or similar asset or liability. This approach utilizes management’s best assumptions regarding expectations of projected cash flows, and discounts the expected cash flows using a commensurate risk-adjusted discount rate.
Impairment of Intangible Assets
Assets are tested or reviewed for impairment in accordance with the accounting policy stated under Note 3.22 "Impairment".
In the fourth quarter of 2020, we performed our annual impairment assessment of goodwill (using data as of October 1, 2020). We performed our goodwill impairment testing on a single cash generating unit basis which is consistent with our reporting structure. Differences in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal five-year projections. Our projections were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These projections also included assumptions of future production volumes and pricing. Based on the sensitivity analysis performed, we determined that in the event that our estimates of projected future cash flows, growth rates and weighted average cost of capital were too high by 10%, there would still be no impact on the reported value of goodwill. We concluded that no impairment existed at October 1, 2020 or through December 31, 2020.
Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the cash generating unit and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.
Development Costs
Development costs are capitalized in accordance with the accounting policy stated under Note 3.6 "Research and Development". Determining the amounts to be capitalized requires management to make assumptions regarding the expected future cash generation of the assets, discount rates to be applied and the expected period of benefits. At least annually, management reviews the carrying amount of projects and assessed whether they were impaired or not.
Consolidated Financial Statements 19

Income Taxes
The Company is subject to income taxes in numerous jurisdictions that require estimates to be made based on interpretations of laws or regulations. Various internal and external factors, such as changes in tax laws, regulations and rates, changing interpretations of existing tax laws or regulations, future level of research and development spending and changes in overall levels of pre-tax income may have favorable or unfavorable effects on the income tax and deferred tax provisions in the period in which such determination is made.
Deferred tax assets are recognized in accordance with the accounting policy stated in Note 3.11 "Taxation". Deferred tax assets are recognized for net operating loss carry-forwards to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based upon the likely timing and level of future taxable profits.
Share-Based Payments - Stock Options
The Company utilizes the Black-Scholes-Merton valuation model for estimating the fair value of its stock options as stated under Note 22 "Share-Based Payments". Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award.
Share-Based Payments - Restricted Stock Units and Performance Stock Units
Restricted stock units and performance stock units represent rights to receive Common Shares at a future date. The fair market value is determined based on the number of stock units granted and the fair market value of our shares on the grant date. The fair market value at the time of the grant, less an estimate for pre-vesting forfeitures, is recognized in expense over the vesting period. We grant performance-based stock units subject to performance periods of one-year up to three years. Thus the estimates of performance achieved during the performance period may be subject to significant changes from period to period as the performance is completed.

4. Revenue
Nature of Goods and Services
Our revenues are reported net of sales and value added taxes and accruals for estimated rebates and returns and are derived primarily from the sale of consumable and instrumentation products, and to a much lesser extent, from the sale of services, intellectual property and technology. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. We enter into contracts that can include various combinations of products and services, which are generally distinct and accounted for as separate performance obligations. The transaction price is allocated to performance obligations based on their relative stand-alone selling prices.
We offer warranties on our products. Certain of our warranties are assurance-type in nature and do not cover anything beyond ensuring that the product is functioning as intended. Based on the guidance in IFRS 15, assurance-type warranties do not represent separate performance obligations. The Company also sells separately-priced service contracts which qualify as service-type warranties and represent separate performance obligations.
We sell our products and services both directly to customers and through distributors generally under agreements with payment terms typically less than 90 days and in most cases not exceeding one year and therefore contracts do not contain a significant financing component.
Consumable and Related Revenue
Consumable Products: In the last three years, revenue from consumable product sales has accounted for approximately 78-80% of our net sales and revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied. The majority of our contracts have a single performance obligation to transfer a product or multiple performance obligations to transfer multiple products concurrently. Accordingly, we recognize revenue when control of the products has transferred to the customer, which is generally at the time of shipment of products as this is when title and risk of loss have been transferred. In addition, invoicing typically occurs at this time so this is when we have a present right to payment. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring products and is generally based upon a negotiated formula, list or fixed price.
Related Revenue: Revenues from related products include software-as-a-service (SaaS), licenses, intellectual property and patent sales, royalties and milestone payments and over the last three years has accounted for approximately 6-10% of our net sales.
Consolidated Financial Statements 20

SaaS arrangements: Revenue from SaaS arrangements, which allow customers to use hosted software over the contract period without taking possession of the software, is recognized over the duration of the agreement unless the terms of the agreement indicate that revenue should be recognized in a different pattern, for example based on usage.
Licenses: Licenses for on-site software, which allow customers to use the software as it exists when made available, are sold as perpetual licenses or subscriptions. Revenue from on-site licenses are recognized upfront at the point in time at the later of when the software is made available to the customer and the beginning of the license term. When a portion of the transaction price is allocated to a performance obligation to provide support and/or updates, revenue is recognized as the updates/support are provided, generally over the life of the license. Fees from research collaborations include payments for technology transfer and access rights. Royalties from licensees of intellectual property are based on sales of licensed products and revenues are recognized at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).
Milestone Payments: At the inception of each companion diagnostic co-development arrangement that includes development milestone payments, which represent variable consideration, we evaluate whether the milestones are probable of being reached and estimate the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within our control, such as milestones which are achieved through regulatory approvals, are considered to be constrained and excluded from the transaction price until those approvals are received. Revenue is recognized following the input method as this is considered to best depict the timing of the transfer of control. This involves measuring actual hours incurred to date as a proportion of the total budgeted hours of the project. At the end of each subsequent reporting period, the proportion of completion is trued-up. We also re-evaluate the probability of achievement of development milestones and any related constraint on a periodic basis, and if necessary, adjust our estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment.
Instruments
Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts and over the last three years has accounted for approximately 11-14% of net sales. Revenue from instrumentation equipment is recognized when the customer obtains control of the instrument which is predominantly at the time of delivery or when title has transferred to the customer. Service revenue is recognized over the term of the service period as the customers benefit from the service throughout the service period. Revenue related to services performed on a time-and-materials basis is recognized when performed.
Contract Estimates
The majority of our revenue is derived from contracts (i) with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount in which we have the right to invoice as product is delivered. We have elected the practical expedient not to disclose the value of remaining performance obligations associated with these types of contracts.
However, we have certain companion diagnostic co-development contracts to provide research and development activities in which our performance obligations extend over multiple years. As of December 31, 2020, we had $23.7 million of remaining performance obligations for which the transaction price is not constrained related to these contracts which we expect to recognize over the next 12 to 18 months.
Revenue expected to be recognized in any future year related to remaining performance obligations, excluding revenue pertaining to contracts that have an original expected duration of one year or less, contracts where revenue is recognized as invoiced and contracts with variable consideration related to undelivered performance obligations, is not material.

Contract Balances
The timing of revenue recognition, billings and cash collections can result in billed accounts receivable, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities) in the consolidated balance sheet.
Contract assets as of December 31, 2020 and 2019 totaled $8.5 million and $5.5 million, respectively, are included in other current assets in the accompanying consolidated balance sheet and relate to the companion diagnostic co-development contracts discussed above.
Contract liabilities primarily relate to advances or deposits received from customers before revenue is recognized and is primarily related to instrument service and software subscription revenue. As of December 31, 2020 and 2019, contract liabilities totaled $68.9 million and $56.2 million, respectively, of which $57.1 million and $48.5 million is included in other current liabilities, respectively, and $11.8 million and $7.7 million in included in other non-current liabilities, respectively. During the year ended December 31, 2020 and 2019, we satisfied the associated performance obligations and recognized revenue of $48.1 million and $48.3 million, respectively, related to advance customer payments previously received.
Consolidated Financial Statements 21

Disaggregation of Revenue
We disaggregate our revenue based on product type and customer class as shown in the tables below for the years ended December 31, 2020 and 2019:

(in thousands)	2020	2019
Consumables and related revenues	$774,234	$665,866
Instruments	129,742	71,266
Molecular Diagnostics	903,976	737,132

Consumables and related revenues	841,201	688,281
Instruments	125,169	101,011
Life Sciences	966,370	789,292

Total	$1,870,346	$1,526,424

Additionally, we disaggregate our revenue based on product category as shown in the tables below for the years ended December 31, 2020 and 2019:

(in thousands)	2020	2019
Sample technologies	$803,867	$548,365
Diagnostic solutions	460,757	465,503
PCR / Nucleic acid amplification	363,552	224,685
Genomics / NGS	165,570	183,768
Other	76,600	104,103
Total	$1,870,346	$1,526,424
Refer to Note 21 "Segment Information" for disclosure of revenue by geographic region.

5. Acquisitions and Divestitures
Business Combinations and Asset Acquisitions
For acquisitions which have been accounted for as business combinations, the acquired companies’ results have been included in the accompanying consolidated statements of income from their respective dates of acquisition. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, shared service centers, distribution channels and customer relations; to expand sales of an acquired business' products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.
If the acquired net assets do not constitute a business under the acquisition method of accounting, the transaction is accounted for as an asset acquisition and no goodwill is recognized. In an asset acquisition, the amount allocated to acquired IPR&D is recognized and measured based on its relative fair value in relation to the cost of the group of assets as a whole at the acquisition date.
2020 Business Combinations
In September 2020, we completed the acquisition of the remaining 80.1% of NeuMoDx Molecular, Inc. ("NeuMoDx") shares, a privately-held U.S. company in which we held a minority interest. NeuMoDx designs and develops molecular diagnostics solutions for hospital and clinical reference laboratories. Prior to acquisition, we held a 19.9% investment in NeuMoDx with a carrying value of $41.0 million. The cash consideration, net of cash acquired totaled $239.4 million for the remaining shares. Of this amount, $8.5 million was retained in an escrow account as of December 31, 2020 which is expected to be fully utilized to cover claims for breach of any representations, warranties or indemnities.
Consolidated Financial Statements 22

The acquisition date fair value of the minority interest investment was $52.7 million, a gain of $11.7 million was recorded in other financial results in the accompanying consolidated statement of income. The fair value of the minority interest investment was determined using an implied purchase price reduced by a 20% control premium.
We incurred $2.5 million acquisition related costs to effect the business combination, of which $1.8 million was incurred during the year ended December 31, 2020, and are included in restructuring, acquisition, integration and other, net. Revenue and earnings in the reporting periods since the acquisition date have not been significant.
The allocation of the purchase price is preliminary and not yet finalized. The preliminary allocation of the purchase price is based upon preliminary estimates which used information that was available to management at the time the consolidated financial statements were prepared and these estimates and assumptions are subject to change within the measurement period, up to one year from the acquisition date. Accordingly, the allocation may change. We continue to gather information about the fair value of all assets and liabilities, including intangible assets acquired, and the related deferred taxes.
The preliminary purchase price allocation for NeuMoDx as of December 31, 2020 is as follows:

(in thousands)	As of December 31, 2020
Purchase Price:
Cash consideration	$251,730
Fair value of minority interest	52,727
$304,457

Preliminary Allocation:
Cash and cash equivalents	$12,291
Accounts receivable	5,691
Inventories	20,666
Other current assets	5,961
Accounts payable	(12,450)
Other current liabilities	(18,929)
Other non-current liabilities	(4,101)
Fixed and other non-current assets	7,076
Developed technology	101,000
In-process research and development	55,000
Patents and license rights	770
Customer backlog	400
Goodwill	157,627
Deferred tax asset	12,457
Deferred tax liability on fair value of identifiable intangible assets acquired	(39,002)
Total	$304,457
The in-process research and development recognized relates to technologies that remain in development and have not yet obtained regulatory approvals. The technologies within in-process research and development are expected to be completed within the next three years. The weighted average amortization period for the acquired intangibles is 10 years. The goodwill acquired is not deductible for tax purposes.
2019 Business Combinations
In January 2019, we completed the acquisition of N-of-One, Inc., a privately-held U.S. molecular decision support company and pioneer in clinical interpretation services for complex genomic data located in Concord, Massachusetts. The cash consideration, net of cash acquired, was $24.5 million. This acquisition was not significant to the overall consolidated financial statements and as of December 31, 2019, the allocation of the purchase price was final. The acquisition did not have a material impact to net sales, net income or earnings per share and therefore no pro forma information has been provided herein.
Consolidated Financial Statements 23

In the third quarter of 2019, we acquired two additional companies for total cash consideration, net of cash acquired, of $43.5 million. The purchase price allocations for these acquisitions were final as of June 30, 2020. These acquisitions were not significant to the overall consolidated financial statements and the acquisitions did not have a material impact to net sales, net income or earnings per share. Thus, no pro forma information has been provided herein.
2019 Asset Acquisition
On January 31, 2019, we acquired the digital PCR asset of Formulatrix, Inc., a developer of laboratory automation solutions. We paid Formulatrix $125.0 million in cash upon closing. During 2020, we paid the remaining $135.9 million of milestone payments.
Divestitures
In 2019, we sold a portfolio of protein catalysation products for $1.0 million. An immaterial gain was recorded on the sale.

6. Restructuring and Impairments
As part of our restructuring activities, we incur expenses that qualify as constructive obligations under IAS 37 arising from a restructuring program including severance and employee costs as well as contract and other costs, primarily contract termination costs, as well as inventory write-offs and other implementation costs primarily related to consulting fees. Personnel costs (principally termination benefits) primarily relate to cash severance and other termination benefits including accelerated share-based compensation. We also incur expenses that are an integral component of, and are directly attributable to, our restructuring activities which do not qualify as constructive obligations under IAS 37, which consist of asset-related costs such as intangible asset impairments and other asset related write-offs.
Termination benefits are recorded when it is probable that employees will be entitled to benefits and the amounts can be reasonably estimated. Estimates of termination benefits are based on the frequency of past termination benefits, the similarity of benefits under the current plan and prior plans, and the existence of statutory required minimum benefits. Other benefits which require future service and are associated to non-recurring benefits are recognized ratably over the future service period. Other assets, including inventory, are impaired or written-off if the carrying value exceeds the fair value. All other costs are recognized as incurred.
2019 Restructuring
In the second half of 2019, we decided to suspend development of NGS-related instrument systems and entered into a new strategic partnership with Illumina to commercialize IVD kits worldwide on Illumina's diagnostic sequencers. In order to align our business with this new strategy, we began restructuring initiatives to target resource allocation to growth opportunities in our Sample to Insight portfolio.
Impairments to property, plant and equipment primarily impacted machinery and equipment and future and office equipment. These assets were fully impaired given that these assets had no alternative use following the changes announced for this program and it was estimated that no value was recoverable in a market disposal.
Due to the suspended development, intangible assets were also assessed for recoverability. The abandoned assets include computer software, developed technology and other capitalized development costs related to the suspended projects as well as the termination of licenses which were used exclusively in connection with this program. Costs incurred to either purchase software or produce software products and the software components of products to be sold, leased or marketed after technological feasibility is established were previously capitalized during the development of certain NGS-related instrument systems. These long-lived assets were fully impaired due to the decision to suspend further development. As a result, we recorded intangible asset impairment charges due to the conclusion that the identified assets have no alternative use outside of the suspended program and thus are fully impaired.
We also conducted an impairment review of inventory and prepaid and other assets and recorded the charges noted in the table below. As these charges, including inventory, are a direct result of the decision to suspend further development of NGS-related instrument systems and are not related to external market factors, the impairment charges were recorded in the line item restructuring, acquisition, integration and other, net in the consolidated income statements to the assets being deemed excess and no longer utilized due to the discontinued development and related actions discussed above.
In addition, we implemented measures to:
•shift Commercial Operations activities into Business Areas;
•transition manufacturing activities into a regional structure; and
Consolidated Financial Statements 24

•expand the scope of activities at QIAGEN Business Services (QBS) centers in Wroclaw, Poland and Manila, Philippines
During 2020, certain of the planned measures were delayed during the acquisition attempt by Thermo Fisher or changed as a result of business needs during the pandemic. The following is a summary of the charges recorded in the consolidated income statements during the years ended December 31, 2020 and 2019 and total program charges through December 31, 2020.

Classification and Type of Charge (in thousands)	Note	Year ended December 31, 2020	Year ended December 31, 2019	Cumulative charges through December 31, 2020
Restructuring, acquisition, integration and other, net
Personnel related(1)	(22)	$(710)	$70,503	$69,793
Contract termination costs(1)		682	42,099	42,781
Consulting fees		1,153	10,150	11,303
Accounts receivable(2)		(622)	10,825	10,203
Inventories		1,014	12,336	13,350
Other current assets(2)		127	17,012	17,139
		1,644	162,925	164,569
Long-lived asset impairments
Property, plant and equipment	(10)	616	13,367	13,983
Other intangible assets	(12)	418	140,122	140,540
		1,034	153,489	154,523
Other financial results
Equity accounted investment impairment	(11)	—	4,799	4,799

Total		$2,678	$321,213	$323,891
(1) For the year ended December 31, 2019, personnel related and contract termination costs include $2,956 and $15,676, respectively, due to related parties.
(2) For the year ended December 31, 2019, accounts receivable and other current assets includes $5,984 and $2,270, respectively due from related parties.
Of the total costs incurred, $9.5 million and $60.2 million are accrued as of December 31, 2020 and December 31, 2019, respectively, in other current liabilities in the accompanying consolidated balance sheets as summarized in the following table that includes the cash components of the restructuring activity.

(in thousands)	Personnel Related	Contract Termination	Consulting Fees	Total
Costs incurred in 2019	$44,565	$42,099	$10,150	$96,814
Payments	(17,272)	(18,294)	(2,162)	(37,728)
Foreign currency translation adjustment	631	493	(53)	1,071
Liability at December 31, 2019	$27,924	$24,298	$7,935	$60,157
Additional costs incurred in 2020	2,703	1,639	1,661	6,003
Release of excess accrual	(3,413)	(957)	(508)	(4,878)
Payments	(24,355)	(18,319)	(9,028)	(51,702)
Foreign currency translation adjustment	139	(230)	(12)	(103)
Liability at December 31, 2020	$2,998	$6,431	$48	$9,477
Future pre-tax costs between $5 - $10 million are expected to be incurred primarily related to personnel and consulting, in the first half of 2021.

Consolidated Financial Statements 25

7. Financial Assets

(in thousands)	2020	2019
Current financial assets:
Unquoted debt securities	$—	$107,118
Quoted equity securities	117,249	—
Current Financial Assets	$117,249	$107,118
Non-current financial instruments:
Unquoted debt securities	$—	$22,468
Quoted equity securities	266	870
Unquoted equity securities	4,142	70,849
Non-current Financial Assets	$4,408	$94,187
Total Financial Assets	$121,657	$201,305
Unquoted Debt Securities
At December 31, 2019, we had $129.6 million ($65.0 million and €57.5 million), respectively, of money market deposits, commercial paper and loan receivables due from financial and nonfinancial institutions. These instruments are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are measured at fair market value with gains and losses recorded in earnings. Instruments are classified as current financial assets if they have stated maturity of less than one year. Instruments that are redeemable at our discretion with stated maturity dates of more than one year are classified as non-current financial assets in the accompany balance sheets.

(in thousands)	2020	2019
Balance at beginning of the year	$129,586	$234,606
Unquoted debt securities acquired	49,770	293,959
Unquoted debt securities sold	(181,223)	(396,098)
Gain (loss) on sales of unquoted debt securities	1,992	(2,867)
Translation	(125)	(14)
Balance at end of the year	$—	$129,586
Quoted Equity Securities
A summary of our investments in quoted equity securities that have readily determinable fair values follows below. These investments are reported at fair value with gains and losses recorded in earnings.
As of December 31, 2020, our investments in quoted equity securities totaled $117.5 million, of which $117.2 million are included in current financial assets and $0.3 million are included in non-current financial assets in the accompanying consolidated balance sheet, as follows:

	Current			Non-current
(in thousands, except shares held)	Invitae Corporation (Invitae)	OncoCyte Corporation (OncoCyte)	Oncimmune Holdings plc (Oncimmune)	HTG Molecular Diagnostics, Inc (HTGM)
Shares held	2,769,189	88,101	560,416	55,556
Cost basis	$—	$—	$—	$2,000
Fair value	$115,780	$211	$1,258	$266
Total cumulative unrealized gain (loss)	$115,780	$211	$1,258	$(1,734)
In 2020, HTGM completed a 15:1 reverse stock split.
In 2020, we received 2.4 million shares of Invitae as part of the initial consideration for the sale of our ArcherDX shares, followed by an earn-out of an additional 0.4 million Invitae shares. Additionally in 2020, we received 0.1 million shares in OncoCyte. These transactions are discussed further below. In February 2021, we sold 2.4 million shares of Invitae for $101.5 million.
During the year ended December 31, 2020, unrealized losses recognized for the change in fair market value of all quoted equity securities totaled $5.7 million of which $5.4 million is attributable to current financial assets and $0.3 million to non-current financial assets.
Consolidated Financial Statements 26

As of December 31, 2019, these quoted equity securities are included in other long-term assets in the accompanying consolidated balance sheet as follows:

	Non-current
(in thousands, except shares held)	Oncimmune	HTGM
Shares held	560,416	833,333
Cost basis	$—	$2,000
Fair value	$285	$585
Total cumulative unrealized gain (loss)	$285	$(1,415)
During 2019, we received 0.6 million shares in Oncimmune in settlement of a zero-book value financial instrument held with a third party. On the date of receipt, these shares held a fair value of $0.7 million which was recorded as a gain in other financial results for the year ended December 31, 2019.
During the year ended December 31, 2019 unrealized losses recognized for the change in fair market value of quoted equity securities totaled $2.1 million.
Unquoted Equity Securities
At December 31, 2020 and 2019, we had investments in non-publicly traded companies that do not have readily determinable fair values with carrying amounts that totaled $4.1 million and $70.8 million, respectively. These investments are required to be accounted for at fair value through profit and loss unless the investment is not held for trading, and the holder elects at initial recognition to account for it at fair value through other comprehensive income. As this election has not been made, these investments are accounted for at fair value through profit and loss in other financial results.
Changes in these investments for the years ended December 31, 2020 and 2019 are as follows:

(in thousands)	2020	2019
Balance at beginning of year	$70,849	$59,484
Full acquisition of equity securities	(41,001)	—
Sale of equity securities	(23,812)	—
Loss on sale of equity securities	(2,250)	—
Impairments	(398)	—
Cash investments in equity securities	173	3,619
Net increases due to observable price changes	—	7,760
Foreign currency translation adjustments	581	(14)
Balance at end of year	$4,142	$70,849
During 2020, we acquired the remaining shares of NeuMoDx as further discussed in Note 5 "Acquisitions and Divestitures".
In 2020, Invitae Corporation ("Invitae"), a publicly traded company (NVTA), completed the acquisition of ArcherDX, Inc. ("ArcherDX"), a company in which we held an approximate 8% investment. In exchange for our shares in ArcherDX, we initially received cash of $21.1 million and 2.4 million shares in Invitae followed by an additional 0.4 million shares for milestone achievement. For the year ended December 31, 2020, we recognized a total gain of $123.3 million in other financial results in the accompanying consolidated statement of income as a result of this transaction. We are entitled to up to 1.7 million additional Invitae shares subject to milestone achievement.
We sold an investment with a carrying value of $2.5 million in exchange for cash of $0.3 million including the shares in OncoCyte, as discussed above. A loss of $2.3 million was recognized in other financial results in the accompanying consolidated statement of income on the sale of this investment.
We sold another investment for its book value and received $3.7 million in cash.
In 2020, we recorded a $0.4 million impairment in other financial results in the accompanying consolidated statement of income due following indications that the carrying value was no longer recoverable. Accordingly, the investment was fully impaired.
For unquoted equity securities as of December 31, 2020, cumulative upward adjustments for price changes was $0.7 million. These adjustments were due to equity offerings at a higher price from the issuer in orderly transactions for identical or similar investments as those we hold.

Consolidated Financial Statements 27

8. Trade Accounts Receivable
We sell our products worldwide through sales subsidiaries and distributors. There is no concentration of credit risk with respect to trade accounts receivable as we have a large number of internationally dispersed customers. Trade accounts receivable are non-interest bearing and mostly have payment terms of 30-90 days.

(in thousands)	2020	2019
Trade accounts receivable	$386,207	$368,427
Notes receivable	21,364	28,805
Allowance for doubtful accounts	(27,052)	(20,951)
Trade Accounts Receivable, net	$380,519	$376,281
The notes receivable represent a written promise from customers to pay definite amounts of money on specific future dates.
The changes in the allowance for doubtful accounts receivable are as follows:

(in thousands)	2020	2019
Balance as of January 1	$20,951	$9,270
Additions charged to expense	15,692	17,537
Deductions from allowance(1)	(9,868)	(5,777)
Currency translation adjustments and other	277	(79)
Balance as of December 31	$27,052	$20,951
(1) Write-offs for which an allowance was previously provided.

9. Other Current and Non-current Assets
Other current assets at December 31, 2020 and 2019 consist of the following:

(in thousands)	2020	2019
Cash collateral	$56,100	$2,683
Other receivables	32,901	26,868
Value added tax	31,128	20,347
Prepaid expenses	36,537	16,574
Current loans receivable with related parties including interest	17,094	7,539
Contract assets	8,539	5,479
Other Current Assets	$182,299	$79,490
Other non-current assets at December 31, 2020 and 2019 consist of the following:

(in thousands)	2020	2019
Other non-current assets	$16,899	$14,855
Prepaid licenses and royalties	12,493	13,748
Non-current loans receivable with related parties including interest	8,985	15,581
Prepayment of intangibles	5,384	4,337
Non-current deposits and escrow payments	929	1,179
Other Non-current Assets	$44,690	$49,700

Consolidated Financial Statements 28

10. Property, Plant and Equipment

Cost (in thousands)	Land and buildings	Machinery and equipment	Furniture and office equipment	Leasehold improvements	Construction in progress	Total
January 1, 2019	$302,705	$306,750	$109,770	$37,984	$28,075	$785,284
Currency adjustments	(3,186)	(4,350)	(913)	175	(380)	(8,654)
Additions	6,594	41,762	9,164	4,603	21,958	84,081
Business combinations	—	2,208	34	20	—	2,262
Disposals	(632)	(57,410)	(20,059)	(2,570)	(37)	(80,708)
Transfers	7,495	3,334	4,905	5,527	(21,261)	—
December 31, 2019	312,976	292,294	102,901	45,739	28,355	782,265
Currency adjustments	16,230	11,420	4,382	2,815	1,817	36,664
Additions	543	37,607	7,587	11,440	61,408	118,585
Business combinations	—	1,143	148	372	315	1,978
Disposals	(12)	(31,019)	(10,924)	(11,234)	(422)	(53,611)
Transfers	2,454	10,934	4,245	482	(21,894)	(3,779)
December 31, 2020	$332,191	$322,379	$108,339	$49,614	$69,579	$882,102

Depreciation (in thousands)	Land and buildings	Machinery and equipment	Furniture and office equipment	Leasehold improvements	Construction in progress	Total
January 1, 2019	$(95,037)	$(239,073)	$(82,361)	$(28,801)	—	$(445,272)
Currency adjustments	1,124	2,849	627	(147)	1	4,454
Depreciation	(7,527)	(29,121)	(9,697)	(3,034)	—	(49,379)
Impairment losses	—	(9,177)	(4,030)	—	(160)	(13,367)
Disposals	472	53,233	21,182	2,512	—	77,399
December 31, 2019	(100,968)	(221,289)	(74,279)	(29,470)	(159)	(426,165)
Currency adjustments	(6,206)	(11,090)	(3,411)	(2,242)	(41)	(22,990)
Depreciation	(7,796)	(32,014)	(9,685)	(4,105)	—	(53,600)
Impairment losses	—	(76)	(315)	—	(225)	(616)
Disposals	12	26,400	10,572	11,230	407	48,621
December 31, 2020	(114,958)	(238,069)	(77,118)	(24,587)	(18)	(454,750)
Net book value
December 31, 2019	$212,008	$71,005	$28,622	$16,269	$28,196	$356,100
December 31, 2020	$217,233	$84,310	$31,221	$25,027	$69,561	$427,352
Impairments of $0.6 million and $13.4 million during 2020 and 2019, respectively, were related to the 2019 Restructuring program as further discussed in Note 6 "Restructuring and Impairments." No property, plant and equipment were pledged as security against non-current financial debts at December 31, 2020 and 2019.
The asset's residual values, useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year end. For the years ended December 31, 2020 and 2019, interest capitalized in connection with construction projects was not significant.

11. Equity Accounted Investments
We have made strategic investments in certain companies that are accounted for using the equity method of accounting. The method of accounting for an investment depends on the level of influence. We monitor changes in circumstances that may require a reassessment of the level of influence. We periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the recent financial statements.
Consolidated Financial Statements 29

Amounts from equity method investments considered in the financial statements are as follows:

		Equity investments as of December 31,		Share of income (loss) for the years ended December 31,
($ in thousands)	Ownership Percentage	2020	2019	2020	2019
PreAnalytiX GmbH	50.00%	$4,761	$5,452	$3,070	$3,971
Suzhou Fuda Business Management and Consulting Partnership	33.67%	3,301	3,100	—	—
Apis Assay Technologies Ltd	19.00%	1,940	719	1,221	(51)
TVM Life Sciences Ventures III	3.10%	1,545	1,219	630	(330)
Hombrechtikon Systems Engineering AG	19.00%	(530)	(761)	97	(1,124)
MAQGEN Biotechnology Co., Ltd	40.00%	—	—	—	(383)
		$11,017	$9,729	$5,018	$2,083
These equity method investments are included in equity accounted investments in the consolidated balance sheets for the years ended December 31, 2020 and 2019 and our share of income is included in other financial results in the accompanying consolidated income statements.
TVM Life Science Ventures III is a limited partnership and we account for our 3.1% investment under the equity method as we have the ability to exercise significant influence over the limited partnership. Of the $11.0 million of non-marketable investments accounted for as equity method investments, $11.5 million is included in other long-term assets and $0.5 million, where we are committed to fund losses, is included in other non-current liabilities in the accompanying consolidated balance sheets as of December 31, 2020.
During the year ended December 31, 2019, we recorded an impairment of $4.8 million in other financial results in the accompanying consolidated income statement, following changes in circumstances of MAQGEN Biotechnology Co., Ltd that indicated the carrying value was no longer recoverable. Accordingly, the investment was fully impaired.
The below tables shows the changes in our equity method investments for the years ended December 31, 2020 and 2019:

(in thousands)	2020	2019
Equity method investments as at January 1st	$9,729	$14,845
(Proceeds from) purchases of investments	(304)	1,549
Impairment	—	(4,799)
Dividend distribution received	(4,373)	(4,052)
Share of profit	5,018	2,083
Exchange rate differences / other	947	103
Equity method investments as at December 31st	$11,017	$9,729
The following overview reflects 100% of the balances of the relating companies:

(in millions)	2020	2019
Total assets	$156.5	$99.4
Shareholders' equity	$110.3	$80.7
Net sales	$47.8	$50.2
Net result	$2.6	$10.7

Consolidated Financial Statements 30

12. Goodwill and Other Intangible Assets
The changes in the carrying amount of goodwill for the years ended December 31, 2020 and 2019 are as follows:

(in thousands)	2020	2019
Goodwill as at January1st	$2,166,213	$2,134,125
Goodwill acquired during the year	157,627	34,807
Purchase adjustments	3,382	(236)
Disposals	—	(225)
Currency adjustments	61,889	(2,258)
Goodwill as at December 31st	$2,389,111	$2,166,213
The changes in the carrying amount of goodwill during the year ended December 31, 2020 resulted primarily from the acquisition of NeuMoDx discussed in Note 5 "Acquisitions and Divestitures" and changes in foreign currency translation. The changes in goodwill during the year ended December 31, 2019 resulted primarily from acquisition of N-of-One, Inc. and other acquisitions and divestitures also discussed in Note 5 "Acquisitions and Divestitures".
In the fourth quarter of 2020, we performed our annual impairment assessment of goodwill (using data as of October 1, 2020) in accordance with the provisions of IAS 36. No events or changes in circumstances indicated that the acquired goodwill might be impaired.
Management monitors and makes decisions regarding the Company's operations on a functional specific and global level. Therefore, we concluded that the goodwill impairment test needs to be performed on the level of the consolidated Group as a whole (one cash generating unit). In testing for potential impairment, we measured the estimated fair value of the cash generating unit based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds.
For impairment testing, the recoverable amount of goodwill allocated to the cash generating unit (higher of the cash generating unit's fair value less selling costs and its value in use) is compared to the carrying amount of the net assets employed (including goodwill) of the cash generating unit. Value in use is normally assumed to be higher than the fair value less selling costs; therefore, fair value less selling costs is only investigated when value in use is lower than the carrying amount of the cash generating unit.
Key assumptions used in the value in use calculations
The value in use is calculated based on estimated future cash flow projections expected to result from the use of the cash generating unit, discounted using an appropriate long-term pre-tax discount rate. The value in use calculations use cash flow projections based on financial budgets and models over the projection period (five years) as available for internal reporting purposes and in accordance with standard valuation practices. The growth rates used are based on industry growth forecasts for the projected period as well as for the subsequent period (long-term growth rate of 3% in 2020 and 2019). The discount rates used are based on the pre-tax weighted average cost of capital (6.70% in 2020 and 2019) and are verified against external analyst reports.
Sensitivity to changes in assumptions
Changes in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. The calculation of value in use is most sensitive to discount rates and growth rates used.
Discount rates reflect management's estimate of the risks profile for the respective valuation object. The growth rates used are based on industry growth forecasts for the projected period as well as for the subsequent period.
We concluded that no impairment existed. We believe that any reasonably possible change in the key assumptions would not have an impact on reported goodwill. Even if our estimates of projected future cash flows in respect of discount and growth rates were too high by 10%, there would be no impact on the reported value of goodwill at December 31, 2020. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the cash generating unit and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

Consolidated Financial Statements 31

Other Intangible Assets

Cost (in thousands)	Developed technology, patent and license rights	Computer software	Development costs	Other intellectual properties	Total
January 1, 2019	$1,218,407	$329,805	$140,216	$451,316	$2,139,744
Currency adjustments	(6,989)	(4,666)	(1,575)	1,325	(11,905)
Additions	286,111	57,369	13,342	49	356,871
Business combinations	10,631	7	—	25,827	36,465
Disposals	(437,453)	(10,408)	(128,225)	(140,269)	(716,355)
Transfers	15,922	—	—	(15,922)	—
December 31, 2019	1,086,629	372,107	23,758	322,326	1,804,820
Currency adjustments	52,307	27,471	2,085	11,625	93,488
Additions	23,964	52,879	10,009	42	86,894
Business combinations	101,770	50	—	55,400	157,220
Disposals	(106,146)	(144,794)	—	(11,999)	(262,939)
December 31, 2020	$1,158,524	$307,713	$35,852	$377,394	$1,879,483

Amortization (in thousands)	Developed technology, patent and license rights	Computer software	Development costs	Other intellectual properties	Total
January 1, 2019	$(870,886)	$(158,158)	$(111,909)	$(323,794)	$(1,464,747)
Currency adjustments	3,447	373	1,390	(149)	5,061
Amortization	(91,612)	(36,573)	(7,645)	(30,948)	(166,778)
Impairment losses	(40,298)	(86,363)	(14,797)	(3)	(141,461)
Disposals	437,453	7,757	128,225	140,269	713,704
December 31, 2019	(561,896)	(272,964)	(4,736)	(214,625)	(1,054,221)
Currency adjustments	(37,868)	(21,837)	(820)	(9,711)	(70,236)
Amortization	(81,654)	(25,013)	(4,910)	(21,576)	(133,153)
Impairment losses	—	(418)	—	—	(418)
Disposals	105,675	144,539	—	11,931	262,145
December 31, 2020	(575,743)	(175,693)	(10,466)	(233,981)	(995,883)
Net book value
December 31, 2019	524,733	99,143	19,022	107,701	750,599
December 31, 2020	$582,781	$132,020	$25,386	$143,413	$883,600
In 2020, we recorded asset impairment charges totaling $0.4 million related to the 2019 Restructuring program discussed in Note 6 "Restructuring and Impairments". In 2019, we recorded asset impairment charges totaling $141.5 million, of which $140.1 million related to the 2019 Restructuring program and $1.4 million were related to other identified impairments during the year.
Amortization expense on intangible assets is included in the line items cost of sales, research and development expense, sales and marketing expense or general and administrative expense in the accompanying consolidated statements of income depending on the nature and use of the asset. In 2020, purchased intangibles amortization related to developed technology and patent and license rights acquired in a business combination is included in cost of sales in the amount of $63.2 million (2019: $71.7 million) and purchased intangibles amortization of trademarks and customer base acquired in a business combination is recorded in sales and marketing expense in the amount of $20.8 million (2019: $30.0 million).
Amortization of capitalized development costs have been recorded to cost of sales in the amount of $4.9 million in 2020 (2019: $7.6 million).
Cash paid for purchases of intangible assets during the year ended December 31, 2020 totaled $224.3 million, of which $146.1 million is related to current year payments for licenses that were accrued as of December 31, 2019 and $1.4 million is related to
Consolidated Financial Statements 32

prepayments recorded in other non-current assets in the accompanying consolidated balance sheet while the remaining $76.9 million relates to current year additions excluding those related to development costs.
Cash paid for intangible assets during the year ended December 31, 2019 totaled $214.3 million of which $11.5 million is related to current year payments for licenses that were accrued as of December 31, 2018 and $0.5 million is related to prepayments recorded in other non-current assets in accompanying consolidated balance sheet. Intangible asset additions excluding development costs of $343.6 million includes $202.3 million of cash paid during the year ended December 31, 2019, together with $137.8 million of additions which were previously recorded as prepayments and $3.5 million of additions which were previously recorded as prepayments.

13. Leases
Nature of Existing Leases
We have leases primarily for real estate. The leases generally terms which range from one year to 15 years, some include options to extend or renew, and some include options to early terminate the leases. As of December 31, 2020 and 2019, no such options have been recognized as part of the right-of-use assets and lease liabilities.
Leases can contain variable lease charges based on index like consumer prices or rates. During the years ended December 31, 2020 and 2019, amounts recorded as variable lease payments not included in the lease liabilities were not material.
When the interest rate implicit in each lease is not readily determinable, we apply our incremental borrowing rate in determining the present value of lease payments.
Supplemental balance sheet and other information related to leases as of December 31 was as follows:

(in thousands, except lease term and discount rate)	Location in balance sheet	2020	2019
Right-of-use assets	Right-of-use assets	$101,211	$56,041
Office and buildings		90,015	43,909
Cars and all others assets		11,196	12,132
Current lease liabilities	Other current liabilities	$23,450	$18,739
Non-current lease liabilities	Other non-current liabilities	$85,585	$39,631

Weighted average remaining lease term		7.04 years	3.71 years
The components of lease expense for the years ended December 31 were as follows:

(in thousands)	2020	2019
Amortization of right-of-use assets	$23,344	$23,046
Office and buildings	16,503	15,930
Cars and all others assets	6,841	7,116
Interest on lease liabilities	$(1,705)	$(1,590)
Supplemental cash flow information related to leases for the years ended December 31 was as follows:

(in thousands)	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Financing cash flows from principal portion of lease payments	$24,193	$22,666
Operating cash flows from interest portion of lease payments	1,705	1,590
Total cash outflow for leases	$25,898	$24,256
Consolidated Financial Statements 33

Maturities of lease liabilities as of December 31 were as follows:

(in thousands)	2020
2021	$25,353
2022	20,993
2023	16,280
2024	10,790
2025	6,707
Thereafter	36,878
Total lease payments	117,001
Less: imputed interest	(7,966)
Total	$109,035
As of December 31, 2020, we do not have any material leases that have not yet commenced.

14. Provisions
For the years ended December 31, 2020 and 2019, provisions as per the accompanying consolidated statements of financial position totaled $6.6 million and $8.1 million, respectively, and included amounts related to our warranty and acquisition related provisions. For all provisions it is expected that the respective amounts will be utilized in the next financial year.
Warranty provision
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. We provide for estimated warranty costs at the time of the product sale. A provision for estimated future warranty costs is recorded in cost of sales at the time product revenue is recognized. We believe our warranty reserves as of December 31, 2020 and 2019 appropriately reflect the estimated cost of such warranty obligations. The changes in the carrying amount of warranty obligations are as follows:

(in thousands)	2020	2019
Warranty obligation as at January 1st	$3,141	$2,848
Provision charged to cost of sales	5,645	3,229
Usage	(3,978)	(2,921)
Adjustments to previously provided warranties, net	(125)	(1)
Currency translation adjustment	130	(14)
Warranty obligation as at December 31st	$4,813	$3,141
Acquisition related cost
The provision for acquisition and related costs primarily relates to personnel and consulting costs. During 2020, the increase in provision and usage relate primarily with unsuccessful acquisition attempt by Thermo Fisher as discussed further in Note 1 "Corporate Information and Basis of Presentation".

(in thousands)	2020	2019
Acquisition related costs as at January 1st	$4,988	$1,389
Provision charged to expenses	29,092	6,884
Usage	(32,350)	(3,296)
Currency translation adjustment and other	22	11
Acquisition related costs as at December 31st	$1,752	$4,988

Consolidated Financial Statements 34

15. Other Current and Non-current Liabilities
Other current liabilities at December 31, 2020 and 2019 consist of the following:

(in thousands)	2020	2019
Accrued expenses	$51,024	$38,961
Other liabilities	52,006	36,091
Payroll and related accrued liabilities	99,085	66,866
Deferred revenue	57,066	48,525
Accrued contingent consideration	23,593	142,604
Current lease liabilities	23,450	18,739
Restructuring	9,910	62,152
Future license payments	8,673	10,021
Royalties	7,427	5,481
Accrued interest on non-current financial debt	4,575	5,257
Cash collateral liability	600	1,400
Other current liabilities	$337,409	$436,097
Other non-current liabilities at December 31, 2020 and 2019 consist of the following:

(in thousands)	2020	2019
Non-current lease liabilities	$85,585	$39,631
Accrued expenses	66,552	12,693
Non-current employee benefit obligations	14,675	12,103
Deferred revenue	11,755	7,687
Future license payments	8,157	14,531
Accrued contingent consideration	—	19,556
Other non-current liabilities	$186,724	$106,201

16. Financial Debts
At December 31, 2020 and December 31, 2019, total long-term debt, net of debt issuance costs of $10.7 million and $10.8 million, respectively, consists of the following:

(in thousands)	2020	2019
0.875% Senior Unsecured Cash Convertible Notes due 2021	$200	$285,244
0.500% Senior Unsecured Cash Convertible Notes due 2023	361,304	347,995
1.000% Senior Unsecured Cash Convertible Notes due 2024	429,496	413,272
0.000% Senior Unsecured Convertible Notes due 2027	442,481	—
3.75% Series B Senior Notes due October 16, 2022	299,719	299,566
3.90% Series C Senior Notes due October 16, 2024	26,956	26,944
German Private Placement (Schuldschein)	357,551	330,857
Total current and non-current financial debts	1,917,707	1,703,878
Less: current portion of financial debts	42,539	285,244
Total non-current financial debts	$1,875,168	$1,418,634
Total amount secured	—	—
Unused lines of credit for short-term financing	523,972	479,242
The notes are all unsecured obligations that rank pari passu. Interest expense on long-term debt was $63.5 million and $68.0 million for the years ended December 31, 2020 and 2019, respectively.
Consolidated Financial Statements 35

In 2020, we repaid $296.4 million of the 2021 Notes, leaving $0.2 million outstanding as of December 31, 2020, which was repaid at the original maturity on March 19, 2021.
In 2019, we repaid $506.4 million of long-term debt including $430.0 million for the amount due for the 2019 Cash Convertible Notes, $73.0 million for amounts due for the U.S. Private Placement and $3.4 million for a portion of the 2021 Cash Convertible Notes which was converted during the contingent conversion period as discussed further below.
Future maturities (stated at the carrying values) and future interest as of December 31, 2020 is as follows:

Years ending December 31, (in thousands)	Carrying value	Loans (fixed and floating-rate)	Convertible notes (fixed-rate)	Total future contractual cash obligations
2021	$42,539	$57,463	$7,200	$64,663
2022	480,753	493,235	7,000	500,235
2023	361,304	2,462	367,704	370,166
2024	572,870	145,030	433,829	578,859
2025	—	286	—	286
Thereafter	460,241	18,242	442,481	460,723
	$1,917,707	$716,718	$1,258,214	$1,974,932

Future maturities (stated at the carrying values) and future interest as of December 31, 2019 is as follows:

Years ending December 31, (in thousands)	Carrying value	Loans (fixed and floating-rate)	Convertible notes (fixed-rate)	Total future contractual cash obligations(1)
2020	$285,244	$15,813	$9,625	$25,438
2021	38,716	54,410	292,820	347,230
2022	468,958	481,883	7,000	488,883
2023	347,995	2,343	354,395	356,738
2024	546,716	135,031	417,605	552,636
Thereafter	16,249	16,952	—	16,952
	$1,703,878	$706,432	$1,081,445	$1,787,877
(1)Future 2020 contractual cash obligations include only amounts due in cash. The 2021 Notes that became convertible pursuant to the indenture on January 1, 2020 and are classified as current as of December 31, 2019, are only convertible during the triggered conversion period and are thus not included as a cash payment until the 2021 date in the table above
Convertible Notes due 2027
On December 17, 2020, we issued zero coupon convertible notes in an aggregate principal amount of $500.0 million with a maturity date of December 17, 2027 (2027 Notes). The 2027 Notes carry no coupon interest. The net proceeds of the 2027 Notes totaled $497.6 million, after debt issuance costs of $3.7 million, of which $1.3 million was accrued as of December 31, 2020.
Because the Convertible Notes contain an embedded conversion option, we have determined that the embedded conversion option is a derivative financial instrument, which is required to be separated from the Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income until the conversion option transaction settles or expires. The initial fair value liability of the embedded conversion options for the 2027 Notes was $54.1 million which simultaneously reduced the carrying value of the Convertible Notes (effectively an original issuance discount). For further discussion of the derivative financial instruments relating to the Convertible Note, refer to Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments".
The effective interest rate of the 2027 Notes is 1.65%, which is imputed based on the amortization of the fair value of the embedded conversion option over the remaining term of the 2027 Note.
We incurred issuance costs of $3.7 million related to the 2027 Notes. Issuance costs were allocated to the liability and equity components based on the same proportion used to allocate the proceeds. Issuance costs attributable to the liability component of $3.3 million are amortized to interest expense over the term of the 2027 Notes, and issuance costs attributable to the equity component of $0.5 million are included along with the equity component in equity.
Consolidated Financial Statements 36

The 2027 Notes are convertible into common shares based on an initial conversion rate, subject to adjustment, of 2,477.65 shares per $200,000 principal amount of notes (which represents an initial conversion price of $80.7218 per share, or 6.2 million underlying shares). At conversion, we will settle the 2027 Notes by repaying the principal portion in cash and any excess of the conversion value over the principal amount in shares of common stock.
The notes may be redeemed at the option of each noteholder at their principal amount on December 17, 2025 or in connection with a change of control or delisting event.
The 2027 Notes are convertible in whole, but not in part, at the option of the noteholders on a net share settlement basis, at the prevailing conversion price in the following circumstances beginning after January 27, 2021 through June 16, 2027:
•if the last reported sale price of our common stock for at least 20-consecutive trading days during a period of 30-consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; or
•if we undergo certain fundamental changes as defined in the agreement; or
•if parity event or trading price unavailability event, as the case maybe occurs during the period of 10 days, including the first business day following the relevant trading price notification date; or
•if we distribute assets or property to all or substantially all of the holders of our common stock and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common stock for the prior 20 consecutive trading days; or
•in case of early redemption in respect of the outstanding notes at our option, where the conversion date falls in the period from (and including) the date on which the call notice is published to (and including) the 45th business day prior to the redemption date; or
•if we experience certain customary events of default, including defaults under certain other indebtedness, until such event of default has been cured or waived.
The noteholders may convert their notes at any time, without condition, on or after June 17, 2027 until the 45th business day prior to December 17, 2027.
Cash Convertible Notes due 2019, 2021, 2023 and 2024
On March 19, 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes in two tranches consisting of $430.0 million due on March 19, 2019 (2019 Notes) and $300.0 million due on March 19, 2021 (2021 Notes). The aggregate net proceeds of the 2019 and 2021 Convertible Notes were $680.7 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs. During 2019, $430.0 million was paid at maturity (2019 Notes) and $3.4 million of the 2021 Notes was redeemed. In 2020, a total of $296.4 million of the 2021 Notes was repaid, leaving $0.2 million outstanding as of December 31, 2020, which was repaid at the original maturity on March 19, 2021.
On September 13, 2017, we issued $400.0 million aggregate principal amount of Cash Convertible Senior Notes which is due in 2023 (2023 Notes). The net proceeds of the 2023 Notes were $365.6 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs.
On November 13, 2018, we issued $500.0 million aggregate principal amount of Cash Convertible Senior Notes which is due in 2024 (2024 Notes). The net proceeds of the 2024 Notes were $468.9 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs.
We refer to the 2019 Notes, 2021 Notes 2023 Notes and 2024 Notes, collectively as the “Cash Convertible Notes”.
Interest on the Cash Convertible Notes is payable semi-annually in arrears and will mature on the maturity date unless repurchased or converted with their terms prior to such date. The interest rate and corresponding maturity of each Note are summarized in the table below. The Cash Convertible Notes are solely convertible into cash in whole, but not in part, at the option of noteholders under the circumstances described below and during the contingent conversion periods as shown in the table below.

Cash Convertible Notes	Annual Interest Rate	Date of Interest Payments	Maturity Date	Contingent Conversion Period	Conversion Rate per $200,000 Principal Amount
2021 Notes	0.875%	March 19 and September 19	March 19, 2021	April 29, 2014 to September 18, 2020	7,063.1647
2023 Notes	0.500%	March 13 and September 13	September 13, 2023	October 24, 2017 to March 13, 2023	4,829.7279
2024 Notes	1.000%	May 13 and November 13	November 13, 2024	December 24, 2018 to August 2, 2024	4,360.3098
Consolidated Financial Statements 37

Additionally, conversion may occur at any time following a Contingent Conversion Period through the fifth business day immediately preceding the applicable maturity date.
Upon conversion, noteholders will receive an amount in cash equal to the Cash Settlement Amount, calculated as described below. The Cash Convertible Notes are not convertible into shares of our common stock or any other securities.
Noteholders may convert of the Cash Convertible Notes into cash at their option at any time during the Contingent Conversion Periods described above only under the following circumstances (Contingent Conversion Conditions):
•if the last reported sale price of our common stock for at least 20-consecutive trading days during a period of 30-consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;
•if we undergo certain fundamental changes, including a change of control, as defined in the agreement;
•during the five-business day period immediately after any 10-consecutive trading day period in which the quoted price for the 2021 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day;
•if parity event or trading price unavailability event, as the case maybe occurs during the period of 10 days, including the first business day following the relevant trading price notification date.
•if we elect to distribute assets or property to all or substantially all the holders of our common stock and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common stock for the prior 20-consecutive trading days;
•if we elect to redeem the Cash Convertible Notes; or
•if we experience certain customary events of default, including defaults under certain other indebtedness until such event has been cured or waived or the payment of the Notes have been accelerated.
The Contingent Conversion Conditions in the 2021 Notes, 2023 Notes and 2024 Notes noted above have been analyzed under IFRS 9, Financial Instruments, and, based on our analysis, we determined that each of the embedded features listed above are clearly and closely related to the 2021 Notes, 2023 Notes and 2024 Notes (i.e., the host contracts). As a result, pursuant to the accounting provisions of IFRS 9, Financial Instruments, these features noted above are not required to be bifurcated as separate instruments.
No Contingent Conversion Conditions were triggered for the 2023 Notes and 2024 Notes as of December 31, 2020.
Upon conversion, holders are entitled to a cash payment (Cash Settlement Amount) equal to the average of the conversion rate multiplied by the daily volume-weighted average trading price for our common stock over a 50-day period. The conversion rate is subject to adjustment in certain instances but will not be adjusted for any accrued and unpaid interest. In addition, following the occurrence of certain corporate events that may occur prior to the applicable maturity date, we may be required to pay a cash make-whole premium by increasing the conversion rate for any holder who elects to convert Cash Convertible Notes in connection with the occurrence of such a corporate event.
We may redeem the Cash Convertible Notes in their entirety at a price equal to 100% of the principal amount of the applicable Cash Convertible Notes plus accrued interest at any time when 20% or less of the aggregate principal amount of the applicable Cash Convertible Notes originally issued remain outstanding.
Because the Cash Convertible Notes contain an embedded cash conversion option, we have determined that the embedded cash conversion option is a derivative financial instrument, which is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income until the cash conversion option transaction settles or expires. The initial fair value liability of the embedded cash conversion options for the 2019 Notes and 2021 Notes was $51.2 million and $54.0 million, respectively, $74.5 million for the 2023 Notes, and $98.5 million for the 2024 Notes, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). For further discussion of the derivative financial instruments relating to the Cash Convertible Note, refer to Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments".
As noted above, the reduced carrying value on the Cash Convertible Notes resulted in a debt discount that is amortized to the principal amount through the recognition of non-cash interest expense using the effective interest method over the expected life of the debt, which is five and seven for the 2019 Notes and 2021 Notes, and six years for the 2023 Notes and 2024 Notes, respectively. This resulted in our recognition of interest expense on the Cash Convertible Notes at an effective rate approximating what we would have incurred had nonconvertible debt with otherwise similar terms been issued. The effective interest rate of the 2019 Notes, 2021 Notes, 2023 Notes and 2024 Notes is 2.937%, 3.809%, 3.997% and 4.782% respectively, which is imputed based on the amortization of the fair value of the embedded cash conversion option over the remaining term of the Cash Convertible Notes.
Consolidated Financial Statements 38

In connection with the issuance of the 2019 and 2021 Cash Convertible Notes, we incurred approximately $13.1 million in transaction costs. We incurred approximately $6.2 million in transaction costs for the 2023 Cash Convertible Notes. For 2024 Cash Convertible Notes, we incurred $5.7 million transaction costs. Such costs have been allocated to the Cash Convertible Notes and deferred and are being amortized to interest expense over the terms of the Cash Convertible Notes using the effective interest method.
Interest expense for the years ended December 31, 2020 and 2019 related to the 2027 Notes and the Cash Convertible Notes was comprised of the following:

(in thousands)	2020	2019
Coupon interest	$9,025	$9,954
Amortization of original issuance discount	38,229	36,966
Amortization of debt issuance costs	2,942	3,014
Total interest expense related to the Cash Convertible Notes	$50,196	$49,934
Cash Convertible Notes Call Spread Overlay
Concurrent with the issuance of the Cash Convertible Notes, we entered into privately negotiated hedge transactions (Call Options) with, and issued warrants to purchase shares of our common stock (Warrants) to, certain financial institutions. We refer to the Call Options and Warrants collectively as the “Call Spread Overlay.” The Call Options are intended to offset any cash payments payable by us in excess of the principal amount due upon any conversion of the Cash Convertible Notes. During 2014, we used $105.2 million of the proceeds from the issuance of the 2019 and 2021 Cash Convertible Notes to pay for the Call Options, and simultaneously received $69.4 million from the sale of the Warrants, for a net cash outlay of $35.8 million for the Call Spread Overlay.
During 2017, we used $73.7 million of the proceeds from the from the issuance of the 2023 Cash Convertible Notes to pay for the premium for the Call Option, and simultaneously received $45.3 million from the sale of Warrants, for a net cash outlay of $28.3 million for the Call Spread Overlay. A total of $0.4 million in issuance costs were paid in connection with the Warrant and the Call Option.
In November 2018, we used $97.3 million of the proceeds from the issuance of the 2024 Cash Convertible Notes to pay for the premium for the Call Option, and simultaneously received $72.4 million from the sale of Warrants, for a net cash outlay of $24.9 million for the Call Spread Overlay. A total of $0.9 million in issuance costs were paid in connection with the Warrant and the Call Option.
The Call Options and Warrants are derivative financial instruments and are discussed further in Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments".
Aside from the initial payment of a premium of $105.2 million (2019 and 2021 Notes), $73.7 million (2023 Notes), and $97.3 million (2024 Notes) for the Call Option, we will not be required to make any cash payments under the Call Options, and will be entitled to receive an amount of cash, generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is initially equal to the conversion price of the Cash Convertible Notes.
During 2019, we received $133.2 million in cash upon the exercise of the call options in connection with the repayment of the 2019 Notes. In the same transaction, we paid $132.7 million for the intrinsic value of the 2019 Notes' embedded cash conversion option. The net effect of the cash paid and received of $0.5 million was recognized as a gain in other financial results. In connection with the early conversion of a portion of 2021 Notes during 2019, we received $1.5 million upon the exercise of the related call options. Also, we paid $1.1 million for the intrinsic value of the 2021 Notes' embedded cash conversion option. As a result of these early conversions, a gain of $0.4 million was recognized in other financial results.
During 2020, while the 2021 Notes were contingently convertible, we received conversion notices for $119.4 million of outstanding principal. In December 2020, we initiated a tender offer and repurchased a further $177.0 million of outstanding principal. In connection with these transactions, we received $239.8 million in cash upon the exercise of the call options and we paid $237.4 million for the intrinsic value of the 2021 Notes' embedded cash conversion option. The net effect of the cash paid and received of $2.4 million was recognized as a gain in other financial results. Following the completion of the tender offer, $0.2 million of 2021 Notes remained outstanding and were converted in March 2021. As a result, we paid $0.4 million for the intrinsic value of the embedded conversion option and the net effect of $0.2 million was recognized as a loss.
Consolidated Financial Statements 39

We issued Warrants as summarized in the table below. The number of warrants and exercise prices are subject to customary adjustments under certain circumstances.

Cash convertible notes	Issued on	Number of share warrants (in millions)	Exercise price per share	Proceeds from issuance of warrants, net of issuance costs (in millions)	Warrants expire over a period of 50 trading days beginning on
2019	March 19, 2014	15.2	$32.0560	$40.6	December 27, 2018
2021	March 19, 2014	10.6	$32.0560	$28.3	December 29, 2020
2023	September 13, 2017	9.7	$50.9664	$45.3	June 26, 2023
2024	November 13, 2018	10.9	$52.1639	$72.4	August 27, 2024
During 2020, 0.8 million common shares were issued in connection with the early conversion of 4.2 million warrants related to the 2021 Notes which resulted in a $8.7 million increase in retained earnings, and a decrease of $30.3 million in treasury shares. The remaining warrants related to the 2021 Notes of 6.3 million were terminated in 2020, resulting in a cash payment of $174.6 million.
During 2019, 2.1 million common shares were issued in connection with the conversion of the 15.2 million warrants related to the 2019 Notes which resulted in a $7.3 million increase in retained earnings, a decrease of $68.8 million in treasury shares and an approximately $4.0 thousand cash payment for fractional shares.
The Warrants that were issued with our Cash Convertible Notes discussed above, could have a dilutive effect to the extent that the price of our common stock exceeds the applicable strike price of the Warrants. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, plus cash in lieu of any fractional shares. The Warrants are exercisable only upon expiration and we will not receive any proceeds if the Warrants are exercised.
Private Placement
In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400.0 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) 73.0 million 7-year term due and paid in 2019 (3.19%); (2) $300.0 million 10-year term due in October 16, 2022 (3.75%); and (3) $27.0 million 12-year term due in October 16, 2024 (3.90%). We paid $2.1 million in debt issue costs which will be amortized through interest expense over the lifetime of the notes. The note purchase agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on priority indebtedness and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2020. Based on an estimation using the changes in the U.S. Treasury rates, the Level 2 fair value of these senior notes as of December 31, 2020 and 2019 was approximately $337.7 million and $329.2 million, respectively.
German Private Placement (Schuldschein)
In 2017, we completed a German private placement bond ("Schuldschein") which was issued in several tranches totaling $331.1 million due in various periods through 2027. The Schuldschein consists of U.S. dollar and Euro denominated tranches. The Euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments". Based on the spot rate method, the change in the carrying value of the Euro denominated tranches attributed to the net investment hedge as of December 31, 2020 totaled $26.9 million of unrealized loss and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense over the lifetime of the notes. A summary of the tranches as of December 31, 2020 and
Consolidated Financial Statements 40

2019 is as follows:

				Carrying Value (in thousands) as of
Currency	Notional Amount	Interest Rate	Maturity	December 31, 2020	December 31, 2019
EUR	€11.5 million	Fixed 0.4%	March 2021	$14,115	$12,905
EUR	€23.0 million	Floating EURIBOR + 0.4%	March 2021	28,224	25,811
EUR	€21.5 million	Fixed 0.68%	October 2022	26,361	24,112
EUR	€64.5 million	Floating EURIBOR + 0.5%	October 2022	79,083	72,335
USD	$45.0 million	Floating LIBOR + 1.2%	October 2022	44,948	44,919
EUR	€25.0 million	Floating EURIBOR + 0.5%	October 2022	30,642	28,026
EUR	€64.0 million	Fixed 1.09%	June 2024	78,429	71,747
EUR	€31.0 million	Floating EURIBOR + 0.7%	June 2024	37,989	34,753
EUR	€14.5 million	Fixed 1.61%	June 2027	17,760	16,249
				$357,551	$330,857
In March 2021, $41.0 million of principal was paid associated to the the two tranches that matured.

The financial markets regulators in the United Kingdom and the Eurozone have passed regulations that will become effective in 2021 under which LIBOR and EURIBOR in their current form will not be compliant. Market participants and regulators are working on establishing new interest rate benchmarks. While the outcome of this work is not clear yet, the Schuldschein, our syndicated loan facility, and our interest rate swaps continue to make reference to the current LIBOR and EURIBOR benchmark rates. These agreements contain language for the determination of interest rates in case the benchmark rate is not available. However, it appears likely that the agreements will need to be adjusted in line with still to be developed market practice once new benchmark rates become available.
Revolving Credit Facility
Our credit facilities available and undrawn at December 31, 2020 total €427.0 million (approximately $524.0 million). This includes a €400.0 million syndicated multi-currency revolving credit facility expiring December 2023 of which no amounts were utilized at December 31, 2020 or at December 31, 2019, and three other lines of credit amounting to €27.0 million with no expiration date, none of which were utilized as of December 31, 2020 or as of December 31, 2019. The €400.0 million facility can be utilized in Euro, British pounds sterling, Swiss franc or U.S. dollar and bears interest of 0.525% to 1.525% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three or six months. The commitment fee is calculated based on 35% of the applicable margin. In 2020 and 2019, $0.9 million of commitment fees were paid, respectively. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2020. The credit facilities are for general corporate purposes.

17. Income Tax
Major components of income tax expense as presented in the income statement for the years ended December 31, 2020 and 2019, are:

(in thousands)	2020	2019
Current income tax charge	$102,381	$18,838
Adjustment in respect of current income tax of previous years	(6,838)	1,090
Current Income Tax	95,543	19,928
Relating to origination and reversal of temporary differences	(11,014)	(67,210)
Relating to changes in tax rates	(3,242)	331
Deferred Income Tax	(14,256)	(66,879)
Total Income Tax	$81,287	$(46,951)
Deferred tax related to items charged or credited directly to equity during 2020 and 2019 shown in the statement of comprehensive income totaled $2.2 million and $0.8 million, respectively.
The applicable statutory income tax rate in The Netherlands was 25% in 2020 and in 2019. The principal items comprising the differences between income taxes computed at the Netherlands statutory rate and the effective tax rate for the years ended
Consolidated Financial Statements 41

December 31, 2020 and 2019 is as follows:

	2020		2019
(in thousands)	Amount	Percent	Amount	Percent
Income before Tax	$154,927	—	$(116,721)	—
At Dutch statutory income tax rate of 25.0%	38,732	25.0%	(29,180)	25.0%
Tax impact from non-deductible items(1)	70,917	45.8%	19,994	(17.1)%
Changes in tax rates impacting deferred taxes	(1,445)	(0.9)%	331	(0.3)%
Tax impact from intangible property transfer	(3,658)	(2.4)%	(21,122)	18.1%
Prior year taxes	(8,635)	(5.6)%	1,421	(1.2)%
Taxation of foreign operations, net(2)	(9,534)	(6.2)%	(25,490)	21.8%
Other	(5,090)	(3.3)%	7,095	(6.1)%
Total Income Tax	$81,287	52.5%	$(46,951)	40.2%
  ____________________
(1) During 2020, we established accruals for tax contingencies, primarily related to the potential nondeductibility of the $293.9 million loss recorded for fair value changes in the warrants and embedded conversion options, the $95.0 million expense reimbursement paid in connection with the unsuccessful acquisition attempt by Thermo Fisher and ongoing income tax audits.
(2) Our effective tax rate reflects the benefit of our global operations where certain income or loss is taxed at rates higher or lower than The Netherlands’ statutory rate of 25% as well as the benefit of some income being partially exempt from income taxes due to various intercompany operating and financing activities. These foreign tax benefits are due to a combination of favorable tax laws, regulations and exemptions in these jurisdictions. Partial tax exemptions exist on foreign income primarily derived from operations in Germany, The Netherlands and Singapore. Further, we have intercompany financing arrangements in which the intercompany income is nontaxable or partially exempt or subject to lower statutory tax rates. During 2020, we had intercompany arrangements through Dubai, and through mid-2019 had arrangements through Luxembourg and Ireland.
Consolidated Financial Statements 42

We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Tax years in The Netherlands are potentially open back to 2008 for income tax examinations by tax authorities. The German group is open to audit for the tax years starting in 2014 and in 2019, the German tax authority commenced an audit for the 2014-2016 tax years. The U.S. consolidated group is subject to Federal and most state income tax examinations by tax authorities beginning with the year ending December 31, 2017 through the current period. Our other subsidiaries, with few exceptions, are no longer subject to income tax examinations by tax authorities for years before 2016.
As of December 31, 2020 and 2019, our unrecognized tax benefits totaled $100.1 million and $58.0 million, respectively, which, if recognized, would favorably affect our effective tax rate in any future period. It is reasonably possible that approximately $38.0 million of the unrecognized tax benefits may be released or utilized during the next 12 months due to lapse of statute of limitations or settlements with tax authorities; however, various events could cause our current expectations to change in the future. The above unrecognized tax benefits, if ever recognized in the financial statements, would be recorded in the income statement as part of income taxes. Also, we have accrued interest of $4.4 million and $2.5 million related to these uncertain tax positions at December 31, 2020 and 2019.
We have recorded net deferred tax assets of $43.0 million and $49.1 million at December 31, 2020 and 2019, respectively. The components of the net deferred asset and liability at December 31, 2020 and 2019 are as follows:

(in thousands)	2020	2019	Change
Net operating loss and credit carryforward	$40,780	$27,692	$13,088
Equity awards	29,350	16,585	12,765
Inventory	27,036	19,905	7,131
Accrued liabilities	22,926	17,977	4,949
Disallowed interest carryforwards	16,927	6,856	10,071
Convertible debt	6,512	7,104	(592)
Depreciation and amortization	6,099	5,297	802
Intangibles	2,817	1,078	1,739
Other	10,822	10,886	(64)
Offsetting	(74,253)	(35,770)	(38,483)
Deferred Tax Asset	89,016	77,610	11,406
Intangibles	(55,999)	(26,294)	(29,705)
Depreciation and amortization	(30,201)	(25,376)	(4,825)
Other(1)	(34,094)	(12,586)	(21,508)
Offsetting	74,253	35,770	38,483
Deferred Tax (Liability)	$(46,041)	$(28,486)	$(17,555)

Net Deferred Tax Asset	$42,975	$49,124	$(6,149)
(1) Primarily related to the unrealized gains on shares held in Invitae as further disclosed in Note 7 "Financial Assets".
The movement in deferred income tax assets and liabilities during the year is as follows:

(in thousands)	2020	2019
Change in deferred tax recognized in income	$14,255	$66,880
Change in deferred tax related to business combinations (1)	(26,545)	(1,511)
Change in deferred tax recognized in equity (2)	6,141	(3,479)
Change in Deferred Tax	$(6,149)	$61,890
  ____________________
(1) The change in deferred tax related to business combinations represents the deferred tax liability on fair value of identifiable intangible assets acquired and deferred tax asset on tax loss carry forwards as discussed in Note 5 "Acquisitions and Divestitures".
Consolidated Financial Statements 43

(2) The change deferred tax recognized in equity represents changes in components of other comprehensive income or loss, equity awards and translation adjustment.
At December 31, 2020, we had $686.3 million in total net operating loss (NOL) carryforwards which included $318.6 million for Germany, $176.4 million for the U.S., $68.5 million for The Netherlands, $49.8 million for Spain, and $73.0 million for other foreign jurisdictions. The NOL carryforwards in Germany and Spain carryforward indefinitely and we expect them to be fully utilized in future years. The entire NOL carryforward in the U.S. is subject to limitations under Section 382 of the U.S. Internal Revenue Code. The NOL carryforwards in the U.S. expire between 2024 and 2034 and in The Netherlands the NOL carryforwards expire between 2026 and 2028. NOL carryforwards of $25.3 million in other foreign jurisdictions expire between 2021 and 2030 while the remainder can be carried forward indefinitely. At December 31, 2020, we had $158.8 million of disallowed interest carryforwards which can be carried forward indefinitely. At December 31, 2020, tax credits total $3.0 million which expire between 2030 and 2039.
As December 31, 2019, we had $682.5 million in total net operating loss (NOL) carryforwards which included $394.0 million for Germany, $133.8 million for the U.S., $52.4 million for The Netherlands, $32.8 million for Spain, and $69.5 million for other foreign jurisdictions.
For the years ended December 31, 2020 and 2019, the changes in the valuation allowance charged to income tax expense totaled $36.8 million and $19.0 million, respectively. The valuation allowance principally relates to disallowed interest carryforwards and net operating loss carryforwards. The Company can only recognize a deferred tax asset to the extent it is "more likely than not" that these assets will be realized. Judgments around realizability depend on the availability and weight of both positive and negative evidence.
As of December 31, 2020, a deferred tax liability has not been recognized for residual income taxes in The Netherlands on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either indefinitely reinvested or can be repatriated tax free under the Dutch participation exemption. The indefinitely reinvested earnings retained of our subsidiaries that would be subject to tax if distributed amounted to $538.3 million at December 31, 2020. Estimating the amount of the unrecognized deferred tax liability on indefinitely reinvested foreign earnings is not practicable. Should the earnings be remitted as dividends, we may be subject to taxes including withholding tax. We have $28.1 million of undistributed earnings that we do not consider indefinitely reinvested and have recorded a deferred tax liability at December 31, 2020 and 2019, of $1.6 million and $1.5 million, respectively.

18. Equity
Common Shares
The authorized classes of our shares consist of Common Shares (410 million authorized), Preference Shares (450 million authorized) and Financing Preference Shares (40 million authorized). All classes of shares have a par value of €0.01. No Financing Preference Shares or Preference Shares have been issued. Like all shareholders' equity accounts, common shares are translated to U.S. dollars at the foreign exchange rates in effect when the shares are issued.
Appropriation of Loss of 2019
The financial statements for the reporting year 2019 have been adopted by the Annual General Meeting on June 30, 2020. The Annual General Meeting has adopted the appropriate of loss after tax as proposed by the Managing Board.
Proposal for Profit Appropriation
The General Meeting of Shareholders will be asked to approve the following appropriation of the 2020 net income for the period: an amount of $73.6 million to be added to retained earnings.
Share Repurchase Programs
On May 6, 2019, we announced our sixth share repurchase program of up to $100 million of our common shares. During 2020, we repurchased 1.3 million QIAGEN shares for $64.0 million (including transaction costs). This program ended on December 17, 2020.
On January 31, 2018, we announced our fifth share repurchase program of up to $200 million of our common shares. During 2018, we repurchased 2.9 million QIAGEN shares for $104.7 million (including transaction costs). During 2019, we repurchased 2.0 million QIAGEN shares for $74.5 million (including transaction costs), bringing the total shares repurchased under this program to 4.9 million for $179.1 million (including transaction costs). This program ended on June 30, 2019.
The cost of repurchased shares is included in treasury stock and reported as a reduction in total equity when a repurchase occurs. Repurchased shares will be held in treasury in order to satisfy various obligations, which include exchangeable debt instruments, warrants and employee share-based remuneration plans.
Consolidated Financial Statements 44

19. Earnings per Common Share
We present basic and diluted earnings per share. Basic earnings per share is calculated by dividing the net income (loss) by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities to issue common shares were exercised.
The following schedule summarizes the information used to compute earnings per common share:

	Years ended December 31,
(in thousands, except per share data)	2020	2019
Net income (loss)	$73,640	$(69,770)

Weighted average number of common shares used to compute basic net income per common share	228,427	226,777
Dilutive effect of stock options and restricted stock units	3,350	—
Dilutive effect of outstanding warrants	2,437	—
Weighted average number of common shares used to compute diluted net income per common share	234,214	226,777
Outstanding options and awards having no dilutive effect, not included in above calculation	11	107
Outstanding warrants having no dilutive effect, not included in above calculation	26,438	32,938

Basic earnings (loss) per common share	$0.32	$(0.31)
Diluted earnings (loss) per common share	$0.31	$(0.31)

For purposes of considering the 2027 Notes in determining diluted earnings (loss) per common share, only an excess of the conversion value over the principal amount would have a dilutive impact using the treasury stock method. Since the 2027 Notes were out of the money and anti-dilutive during the period from December 17, 2020 through December 31, 2020, they were excluded from the diluted earnings (loss) per common share calculation in 2020.
Due to the net loss for the year ended December 31, 2019, stock options and restricted stock units representing approximately 3.9 million weighted-average shares of common stock and warrants representing 1.7 million shares of common stock were excluded from the computation of diluted net loss because the impact would have been antidilutive.

20. Commitments and Contingencies
Licensing and Purchase Commitments
We have licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from 0.45 percent to 25 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated balance sheets include accrued royalties relating to these agreements in the amount of $7.4 million and $5.5 million at December 31, 2020 and 2019. Royalty expense relating to these agreements amounted to $12.2 million and $13.5 million, for the years ended December 31, 2020 and 2019, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.
Consolidated Financial Statements 45

At December 31, 2020, we had commitments to purchase goods or services, and for future license and royalty payments. They are as follows:

Years ending December 31, (in thousands)	Purchase Commitments	License & Royalty Commitments
2021	$199,843	$10,003
2022	42,628	7,217
2023	5,364	4,483
2024	3,000	2,623
2025	—	2,349
Thereafter	—	3,364
	$250,835	$30,039
As of December 31, 2020, $28.4 million of the total purchase commitments are with companies in which we hold an interest and are considered related parties.
The information for the comparative period is provided below:

Years ending December 31, (in thousands)	Purchase Commitments	License & Royalty Commitments
2020	$126,121	$11,434
2021	35,915	9,012
2022	26,337	6,507
2023	3,223	4,382
2024	3,000	1,823
Thereafter	—	4,297
	$194,596	$37,455
Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions and other contractual arrangements, we could be required to make additional contingent cash payments totaling up to $26.6 million based on the achievement of certain revenue and operating results milestones as follows:

Years ending December 31, (in thousands)
2021	$8,850
2022	17,700
$26,550
Of the $26.6 million total contingent obligation as discussed further in Note 25 "Fair Value Measurements", we have assessed the fair value at December 31, 2020 to be $23.6 million, which is included in other current liabilities in the accompanying consolidated balance sheets.
Employment Agreements
Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2020 , the commitment under these agreements totaled $21.2 million (2019: $16.5 million).
Litigation
From time to time, we may be party to legal proceedings incidental to our business. As of December 31, 2020, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or our subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and the amount of probable loss can be estimated.
Litigation accruals recorded in other current liabilities totaled $5.2 million as of December 31, 2020 (2019: $0.8 million). The estimated amount of a range of possible losses is between $4.7 million and $16.3 million. During the year ended December 31, 2020, $0.3 million was paid. Based on the facts known to QIAGEN and after consultation with legal counsel, management
Consolidated Financial Statements 46

believes that such litigation will not have a material adverse effect on our financial position or results of operations above the amounts accrued. However, the outcome of these matters is ultimately uncertain, thus any settlements or judgments against us in excess of management's expectations could have a material adverse effect on our financial position, results of operations or cash flows.

21. Segment Information
Considering the acquisitions made during 2020, we determined that we still operate as one business segment in accordance with IFRS 8 Operating Segments. As a result of our continued restructuring and streamlining of the growing organization, our chief operating decision maker (CODM) continues to make decisions with regards to business operations and resource allocation based on evaluations of QIAGEN as a whole. Accordingly, we operate as one business segment. Summarized product category and geographic information and operating income is shown in the tables below.
Product Category Information
Net sales for the product categories are attributed based on those revenues related to sample and assay products and similarly related revenues including bioinformatics solutions, and revenues derived from instrumentation sales. Refer to Note 4 "Revenue" for disaggregation of revenue based on product categories and customer class.
Geographical Information
Net sales are attributed to countries based on the location of the customer. QIAGEN operates manufacturing facilities in Germany, China, and the United States that supply products to customers as well as QIAGEN subsidiaries in other countries. The intersegment portions of such net sales are excluded to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our country of domicile is the Netherlands, which reported net sales of $17.8 million and $15.8 million for the years ended 2020 and 2019, respectively, and these amounts are included in the line item Europe, Middle East and Africa as shown in the table below.

Net Sales (in thousands)	2020	2019
Americas:
United States	$728,577	$663,869
Other Americas	96,880	58,121
Total Americas	825,457	721,990
Europe, Middle East and Africa	682,289	487,476
Asia Pacific, Japan and Rest of World	362,600	316,958
Total	$1,870,346	$1,526,424
Long-lived assets include property, plant and equipment, goodwill, other intangible assets, right-of-use assets, equity accounted investments, non-current financial assets and other non-current assets. The Netherlands, which is included in the balances for Europe, reported long-lived assets of $19.1 million and $48.6 million for the years ended 2020 and 2019, respectively.

Long-lived Assets (in thousands)	2020	2019
Americas:
United States	$2,311,406	$2,088,363
Other Americas	9,335	10,770
Total Americas	2,320,741	2,099,133
Germany	629,862	515,377
Other Europe, Middle East and Africa	647,336	611,235
Asia Pacific, Japan and Rest of World	263,450	256,824
Total	$3,861,389	$3,482,569
Operating Income Information
Our chief operating decision maker (CODM) makes decisions with regard to business operations and resource allocation considering many measures, the primary income measure being adjusted operating income. Adjusted results are financial measures that are considered to provide insight into our core business performance. The table below provides details regarding
Consolidated Financial Statements 47

adjustments from the primary metric used by the CODM to income from operations for the years ended 2020 and 2019.

(in thousands)	2020	2019
Adjusted income from operations	$626,845	$421,792
Purchased intangible amortization	(83,976)	(101,484)
Business integration and acquisition related items	(156,438)	(346,444)
Development costs	5,099	(9,100)
Other income and expense	(7,614)	(15,216)
Income (loss) from operations	$383,916	$(50,452)

22. Share-Based Payments
We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) in 2005 and the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan) in 2014. The 2005 Plan expired by its terms in April 2015 and no further awards will be granted under the 2005 Plan. The plans allow for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 5 or 10 years, subject to earlier termination in certain situations. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the plans. All option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. We issue Treasury Shares to satisfy option exercises and award releases and had approximately 14.4 million Common Shares reserved and available for issuance under the 2005 and 2014 Plans at December 31, 2020.
Stock Options
We have not granted stock options since 2013. A summary of the status of employee stock options as of December 31, 2020 and 2019, and changes during the years then ended is presented below:

	Stock Options (in thousands)	Weighted Average Exercise Price US$
Outstanding at January 1, 2020	792	$20.06
Exercised	(365)	$20.97
Outstanding at December 31, 2020	427	$19.28
Vested at December 31, 2020	427	$19.28
Vested and expected to vest at December 31, 2020	427	$19.28

Outstanding at January 1, 2019	898	$20.04
Exercised	(104)	$19.95
Expired	(2)	$17.51
Outstanding at December 31, 2019	792	$20.06
Vested at December 31, 2019	792	$20.06
Vested and expected to vest at December 31, 2019	792	$20.06
The total intrinsic value of options exercised during the years ended December 31, 2020 and 2019 was $6.5 million and $2.0 million, respectively. The actual tax benefit for the tax deductions from option exercises totaled $1.3 million and $0.5 million during the years ended December 31, 2020 and 2019, respectively. At December 31, 2020, there was no unrecognized share-based compensation expense related to employee stock option awards.
At December 31, 2020 and 2019, 0.4 million and 0.8 million options were exercisable at a weighted average price of $19.28 and $20.06 per share, respectively. The options outstanding at December 31, 2020 will expire in various years through 2023.
Stock Units
Stock units represent rights to receive Common Shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time-vesting. The final number of performance stock units earned is based on the performance achievement which for some grants can reach up to 200% of the granted shares. There is no exercise price and the fair market value at the time of the grant is recognized over the requisite vesting period, generally up to 5 or 10 years. The fair market value is determined based on the number of stock units granted and the market value of our shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 6.2%
Consolidated Financial Statements 48

(2019: 6.2%). At December 31, 2020, there was $73.1 million remaining in unrecognized compensation cost including estimated forfeitures related to these awards, which is expected to be recognized over a weighted average period of 2.25 years (2019: $60.1 million over a weighted average of 2.57 years). The weighted average grant date fair value of restricted stock units granted during the year ended December 31, 2020 was $36.92 (2019: $37.28). The total fair value of restricted stock units released during the years ended December 31, 2020 and 2019 was $29.3 million and $123.9 million, respectively.
A summary of stock units as of December 31, 2020 and 2019, and changes during the year then ended are presented below:

(in thousands)	2020	2019
Outstanding at January 1st	5,183	8,343
Granted	1,035	1,618
Released	(720)	(3,517)
Forfeited	(365)	(1,261)
Outstanding at December 31st	5,133	5,183
Vested and expected to vest at December 31st	3,881	3,972
We net share settle for the tax withholding upon the vesting of awards. Shares are issued on the vesting dates net of the applicable statutory tax withholding to be paid by us on behalf of our employees. As a result, fewer shares are issued than the number of stock units outstanding. We record a liability for the tax withholding to be paid by us as a reduction to treasury shares.
Compensation Expense
Share-based compensation expense for the years ended December 31, 2020 and 2019 totaled approximately $40.9 million and $65.9 million, respectively as shown in the table below.

(in thousands)	2020	2019
Cost of sales	$2,897	$2,493
Research and development	7,014	5,810
Sales and marketing	15,889	7,947
General and administrative	15,136	23,705
Restructuring, acquisition, integration and other, net	—	25,938
Share-based compensation expense before taxes	40,936	65,893
Less: Income tax benefit (1)	9,052	13,399
Net share-based compensation expense	$31,884	$52,494
(1) Does not include the excess tax benefit realized for the tax deductions of the share-based payment arrangements totaled $2.5 million and $4.0 million for the years ended December 31, 2020 and 2019, respectively.
Share-based compensation includes amounts related to restructuring programs discussed in Note 6 "Restructuring and Impairments", including accelerated expense in 2019. No share-based compensation cost was capitalized in inventory in 2020 and 2019 as the amounts were not material.

23. Employee Benefits and Personnel Costs

We maintain various benefit plans, including defined contribution and defined benefit plans. Our U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for us to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was $3.6 million and $4.0 million for the years ended December 31, 2020 and 2019, respectively. We also have defined contributions up to an established maximum. We make matching contributions up to an established maximum. Matching contributions made to the plan, and expensed, totaled approximately $0.2 million for the years ended December 31, 2020 and 2019.
We have five defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan, Italy and the United Arab Emirates. These defined benefit plans provide benefits to covered individuals satisfying certain age and/or service requirements. For certain plans, we calculate the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was $9.3 million at
Consolidated Financial Statements 49

December 31, 2020 and $8.2 million at December 31, 2019, and is included as a component of other non-current liabilities on the accompanying consolidated balance sheets.
Personnel Costs
Personnel costs amounted to $534.1 million in 2020 (2019: $484.7 million). As of December 31, 2020, there were 5,610 employees within the Group (2019: 5,096).

(in thousands)	2020	2019
Salaries and wages	$304,029	$232,398
Social security	118,316	76,472
Share-based payment expense	40,936	39,956
Termination costs	904	68,544
Other	69,896	67,298
Personnel Costs	$534,081	$484,668
The personnel costs are allocated to the functional areas in which the respective employees are working or in the case of the incremental termination benefits which are the result of restructuring activities as discussed in Note 6 "Restructuring and Impairments" are recorded in restructuring, acquisition, integration and other costs. Termination costs include accelerated expense for share-based payments related to the 2019 Restructuring activities also discussed in Note 6.

24. Related Party Transactions
From time to time, we have transactions with other companies in which we hold an interest, all of which are individually and in the aggregate immaterial, as summarized in the table below.
Net sales to related parties for the years ended December 31, 2020 and 2019 are as follows:

(in thousands)	2020	2019
Net sales	$6,025	$20,002
Net sales with related parties primarily reflects our ventures in China including our partnership to externalize the HPV test franchise for cervical cancer screening in China as well as our joint venture with Sichuan Maccura Biotechnology Co., Ltd which was terminated in conjunction with the 2019 restructuring activities discussed further in Note 6 "Restructuring and Impairments" which also details related party restructuring charges.
As of December 31, 2020 and 2019 balance with related parties are as follows:

(in thousands)	2020	2019
Trade accounts receivable	$3,961	$7,589
Other current assets	$25,429	$13,697
Other non-current assets	$9,594	$16,830
Trade and other accounts payable	$4,050	$1,775
Other current liabilities	$1,380	$15,404
Other current assets include suppliers advances from companies with which we have an investment or partnership interest. As of December 31, 2019, this also included short-term loan receivables that were collected during 2020.
During 2018, we purchased a convertible note for $15.0 million from a privately held company due in December 2021. During 2020, we purchased an additional convertible note from the same company for $10.0 million due in August 2023. Both notes bear interest at 8%. In the event the company goes public, the notes will convert into common shares in the company ranking pari passu with existing common shares. As of December 31, 2020, $17.1 million is included in other current assets and $9.0 million is included in other non-current assets in the accompanying consolidated balance sheets related to the principal, accrued interest and allowance for expected credit loss. As of December 31, 2019, $16.3 million is included in other non-current assets related to the principal and accrued interest due from this company related to the convertible note.
In connection with the 2019 Restructuring further discussed in Note 6 "Restructuring and Impairments", we entered into an agreement with a non-publicly traded company considered a related party to reduce future purchase commitments. As of December 31, 2019 due to this arrangement, $12.8 million was included in other current liabilities in the accompanying consolidated balance sheet. Payment occurred during the year ended December 31, 2020.
Consolidated Financial Statements 50

Remuneration of Managing Board and Supervisory Board
Disclosure of the total board remuneration is based on section 383 book 2 of the Dutch Civil Code. Furthermore, the Chief Executive Officer, Chief Financial Officer and the Supervisory Board meet the definition of key management personnel as defined in IAS 24 ‘Related Parties’. During 2020, our Chief Executive Officer joined our Chief Financial Officer on the Managing Board effective June 30, 2020. The total short-term employee benefits (fixed salary and short-term variable cash bonus), post-employment (defined contribution expenditure), and share-based payment cost (share-based compensation) in accordance with IAS 24 are reported in the tables below for the years ended December 31, 2020 and 2019.

Key management personnel compensation and total board remuneration
Remuneration of the Managing Board
The tables below state the amounts earned on an accrual basis by our key management personnel and Managing Board members in 2020 and 2019.

For the year ended December 31, 2020 (in thousands)	Thierry Bernard(2)	Roland Sackers
Fixed Salary	$900	$571
Other (1)	18	41
Total fixed income 2020	$918	$612
Short-term variable cash bonus	1,492	366
Total short-term income 2020	$2,410	$978
Defined contribution on benefit plan	90	77
Total compensation (excluding long-term share-based compensation)	$2,500	$1,055
______________________________________
(1)Amounts include, among others, car lease and reimbursed personal expenses such as tax consulting. We occasionally reimburse our Managing Directors' personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.
(2)Mr. Bernard became a member of the Managing Board on June 30, 2020. Remuneration amounts presented in the table are for the full year. For the six months of 2020 in which Mr. Bernard was a statutory director, his cash compensation amounted to $1.2 million consisting of $0.45 million of fixed salary, $43,000 of defined contribution to benefit plan, $9,000 other and $746,000 variable cash bonus. Recognized IFRS 2 compensation expense for the period July 1, 2020 to December 31, 2020 totaled $2.5 million, resulting in total remuneration as a statutory director of $3.7 million.

For the year ended December 31, 2019 (in thousands)	Thierry Bernard(2)	Peer M. Schatz(2)	Roland Sackers
Fixed Salary	$650	$910	$560
Other (1)	34	6,571	40
Total fixed income 2019	$684	$7,481	$600
Short-term variable cash bonus	500	—	249
Total short-term income 2019	1,184	7,481	849
Defined contribution on benefit plan	$24	$65	$76
Total compensation (excluding long-term share-based compensation)	$1,208	$7,546	$925
______________________________________
(1)Amounts include, among others, car lease and reimbursed personal expenses such as tax consulting. Additionally, amounts for Mr. Schatz include separation payments due upon the conclusion of his agreement. We occasionally reimburse our Managing Directors' personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements. Compensation for Mr. Schatz for 2019 is excluding €0.7 million to account for the tax levy payable to Dutch tax authorities by the Company on termination benefits pursuant to Article 32bb of the Dutch wage tax act.
(2)Mr. Schatz’s contract as Managing Director and Chief Executive Officer concluded effective September 30, 2019 and he continues as a Senior Advisor until June 30, 2021. In October 2019, Mr. Bernard was named Interim Chief Executive Officer in addition to his prior role as Senior Vice President, Head of Molecular Diagnostics Business Area. Mr. Bernard was not a statutory director under Dutch law for the year ended December 31, 2019.
Consolidated Financial Statements 51

The total recognized compensation expense in accordance with IFRS 2 for share-based compensation in the year 2020 (2019) for long-term compensation of stock units amounted to $3.9 million ($1.7 million) for Mr. Bernard and $6.5 million ($4.7 million) for Mr. Sackers as well as $37.4 million in 2019 for Mr. Schatz. Based on such valuations and including the tax levy on termination benefits, the total compensation including share-based compensation expenses in the year 2020 (2019) was $13.9 million ($54.3 million), and amounts to $6.4 million ($2.9 million) for Mr. Bernard and $7.5 million ($5.6 million) for Mr. Sackers as well as $45.8 million in 2019 for Mr. Schatz.
Remuneration of the Supervisory Board
The tables below state the amounts earned on an accrual basis by the members of the Supervisory Board in 2020 and 2019 (excluding long-term share-based compensation):

For the year ended December 31, 2020 (in thousands, except for number of share grants)	Fixed remuneration	Committee Chair	Committee membership	Total (1)	Number of restricted stock units granted
Stéphane Bancel	$57.5	—	23.5	$81.0	9,426
Dr. Håkan Björklund(2)	$100.0	8.0	7.3	$115.3	9,426
Dr. Metin Colpan	$57.5	12.0	6.0	$75.5	9,426
Dr. Ross L. Levine	$57.5	—	6.0	$63.5	9,426
Dr. Elaine Mardis	$57.5	—	9.7	$67.2	9,426
Lawrence A. Rosen	$88.3	29.0	5.5	$122.8	9,426
Elizabeth E. Tallett	$57.5	18.0	21.0	$96.5	9,426
______________________________________
(1)Supervisory Directors are reimbursed for travel costs and for any value-added tax to be paid on their remuneration. These reimbursements are excluded from the amounts presented herein.
(2)Dr. Håkan Björklund stepped down from his roles as Chair of the Supervisory Board, Member of the Compensation Committee and Selection and Appointment Committee effective August 21, 2020.

For the year ended December 31, 2019 (in thousands, except for number of share grants)	Fixed remuneration	Committee Chair	Committee membership	Total(1)	Number of restricted stock units granted
Stéphane Bancel	$57.5	—	32.0	$89.5	9,331
Dr. Håkan Björklund	$150.0	12.0	11.0	$173.0	9,331
Dr. Metin Colpan	$57.5	12.0	6.0	$75.5	9,331
Dr. Ross L. Levine	$57.5	—	6.0	$63.5	9,331
Dr. Elaine Mardis	$57.5	—	6.0	$63.5	9,331
Lawrence A. Rosen	$57.5	25.0	—	$82.5	9,331
Elizabeth E. Tallett	$57.5	18.0	21.0	$96.5	9,331
______________________________________
(1)Supervisory Directors are reimbursed for travel costs and for any value-added tax to be paid on their remuneration. These reimbursements are excluded from the amounts presented herein.
The total recognized share-based compensation expense in accordance with IFRS 2 in 2020 (2019) amounted to $1.5 million ($1.9 million) and includes $310.9 thousand ($321.3 thousand) for Mr. Bancel, $285.2 thousand ($327.6 thousand) for Mr. Colpan, $273.4 thousand ($235.8 thousand) for Mr. Levine, $310.9 thousand ($315.7 thousand) for Ms. Mardis, $310.9 thousand ($321.3 thousand) for Mr. Rosen and $217.4 thousand ($229.0 thousand) for Ms. Tallett. In August 2020, Dr. Björklund stepped down from his role on the Supervisory Board. As a result, $209.2 thousand of share-based compensation expense was reversed related to grants forfeited in 2020. In 2019, $150.8 thousand share-based compensation expense was recognized for Dr. Björklund.
The total recognized compensation expense, including share-based compensation, for members of the Supervisory Board in 2020 (2019) totaled $2.1 million ($2.5 million) and includes amounts of $391.9 thousand ($410.8 thousand) for Mr. Bancel, $360.7 thousand ($403.1 thousand) for Mr. Colpan, $336.9 thousand ($299.3 thousand) for Mr. Levine, $378.1 thousand ($379.2 thousand) for Ms. Mardis, $433.7 thousand ($403.8 thousand) for Mr. Rosen, and $313.9 thousand ($325.5 thousand) for Ms. Tallett. As a result of the departure of Dr. Björklund and the reversal of share-based compensation expense due to
Consolidated Financial Statements 52

forfeitures, a net reversal of $93.9 thousand was recorded for compensation in 2020. In 2019, $323.8 thousand total compensation expense was recognized for Mr. Björklund.

25. Fair Value Measurements
Financial Instruments are measured at fair value according the following hierarchy which prioritizes the inputs used in measuring fair value as follows:
•Level 1    Observable inputs, such as quoted prices in active markets;
•Level 2    Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and
•Level 3    Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
Our assets and liabilities measured at fair value on a recurring basis consist of quoted equity securities discussed in Note 7 "Financial Assets", which are classified as Level 1, unquoted debt securities also discussed in Note 7, which are classified in Level 2, derivative contracts used to hedge currency and interest rate risk and derivative financial instruments entered into in connection with the Cash Convertible Notes discussed in Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments", which are classified in Level 2 of the fair value hierarchy, and contingent consideration accruals which are classified in Level 3 of the fair value hierarchy, and are shown in the tables below. There have been no transfers between levels.
In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. The Level 2 derivative financial instruments include the Call Options asset, the Warrants liability and the embedded conversion option liability. See Note 16 "Financial Debts" and Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments" for further information. The derivatives are not actively traded and are valued based on an option pricing model that uses observable market data for inputs. Significant market data inputs used to determine fair values included our common stock price, the risk-free interest rate, and the implied volatility of our common stock. The Call Options asset and the embedded cash conversion option liability were designed with the intent that changes in their fair values would substantially offset, with limited net impact to our earnings. Therefore, the sensitivity of changes in the unobservable inputs to the option pricing model for such instruments is substantially mitigated.
Our Level 3 instruments include unquoted equity securities for which we estimate the value based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs. These investments are carried at fair value which is considered to be cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.
Our Level 3 instruments also include contingent consideration liabilities. We value contingent consideration liabilities using unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones (0% to 100%) and the discount rate (between 6.5% and 6.9%), to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the consolidated statements of income in the line items commensurate with the underlying nature of milestone arrangements. If minor changes were made in the key assumptions on which these valuations are based, there would be no material effect on the fair value of contingent consideration on the statement of financial position or the corresponding effect in the consolidated statement of income for the years ended December 31, 2020 and 2019. The maximum amount of contingent consideration relating to business combinations is disclosed in Note 20 "Commitments and Contingencies".
Consolidated Financial Statements 53

As of December 31, 2020, we held the following financial instruments carried at fair value on the statement of financial position:

(in thousands)	2020	Level 1	Level 2	Level 3
Financial assets, current	$117,249	$117,249	$—	$—
Financial assets, non-current	4,408	266	—	4,142
Equity options	376,453	—	376,453	—
Foreign exchange forwards and options	11,712	—	11,712	—
Interest rate contracts	5,042	—	5,042	—
Assets	$514,864	$117,515	$393,207	$4,142
Foreign exchange forwards and options	(45,498)	—	(45,498)	—
Interest rate contracts	(17,409)	—	(17,409)	—
Equity options	(382,012)	—	(382,012)	—
Warrants and embedded conversion option	(372,955)	—	(372,955)	—
Contingent consideration	(23,593)	—	—	(23,593)
Liabilities	$(841,467)	$—	$(817,874)	$(23,593)
As of December 31, 2019, we held the following financial instruments carried at fair value on the statement of financial position:

(in thousands)	2019	Level 1	Level 2	Level 3
Financial assets, current	$107,118	$—	$107,118	$—
Financial assets, non-current	94,187	870	22,468	70,849
Equity options	290,971	—	290,971	—
Foreign exchange forwards and options	6,689	—	6,689	—
Interest rate contracts	2,474	—	2,474	—
Assets	$501,439	$870	$429,720	$70,849
Foreign exchange forwards and options	(1,814)	—	(1,814)	—
Interest rate contracts	(6,027)	—	(6,027)	—
Equity options	(292,263)	—	(292,263)	—
Warrants	(238,663)	—	(238,663)	—
Contingent consideration	(162,160)	—	—	(162,160)
Liabilities	$(700,927)	$—	$(538,767)	$(162,160)

Refer to Note 7 "Financial Assets" for the change in unquoted equity securities with Level 3 inputs during the year ended December 31, 2020 included in financial assets, non-current in the table above. For liabilities with Level 3 inputs, the following table summarizes the activity as of December 31, 2020 and 2019:

(in thousands)	2020	2019
Contingent consideration as at January 1st	$(162,160)	$(48,971)
Additions from acquisitions	(3,223)	(132,422)
Payments	141,790	11,800
Gain included in earnings	—	7,433
Contingent consideration as at December 31st	$(23,593)	$(162,160)

As of December 31, 2020, the liability for contingent consideration totals $23.6 million which is included in other current liabilities in the accompanying consolidated balance sheet. As of December 31, 2020, the $3.2 million of additions is related to the time value increases of existing contingent consideration liabilities related to both the 2019 asset acquisition of Formulatrix discussed in Note 5 "Acquisitions and Divestitures" as well as the 2018 acquisition of STAT-Dx. During 2019, a gain for the reduction in the fair value of contingent consideration related to unmet milestones of $7.4 million was recognized in restructuring, acquisition, integration and other, net in the accompanying consolidated statements of income and additions of $132.4 million primarily related to the asset acquisition of Formulatrix as discussed in Note 5.
Consolidated Financial Statements 54

The table below presents the carrying values and the estimated fair values of financial instruments not presented in the tables above.

	As of December 31, 2020			As of December 31, 2019
Long-term debt including current portion (in thousands)	Carrying Amount	Level 1	Level 2	Carrying Amount	Level 1	Level 2
Cash convertible notes	$791,000	$1,167,201	$—	$1,046,511	$1,296,334	$—
Convertible notes	442,481	510,930	—	—	—	—
U.S. Private placement	326,675	—	337,747	326,510	—	329,157
German private placement	357,551	—	361,957	330,857	—	334,371
	$1,917,707	$1,678,131	$699,704	$1,703,878	$1,296,334	$663,528

The fair values of the financial instruments presented in the tables above were determined as follows:
Cash Convertible Notes and Convertible Notes: Fair value is based on an estimation using available over-the-counter market information on the Cash Convertible Notes due in 2021, 2023 and 2024 as well as the Convertible Notes due in 2027.
U.S. Private Placement: Fair value of the outstanding bonds is based on an estimation using the changes in the U.S. Treasury rates.
German Private Placement: Fair value is based on an estimation using changes in the euro swap rates.
The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no adjustments in the twelve-month periods ended December 31, 2020 and 2019 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.

26. Financial Risk Factors and Use of Derivative Financial Instruments
26.1.    Financial Risks
Market risk
Our market risk relates primarily to interest rate exposures on cash, short-term investments and borrowings and foreign currency exposures. Financial risk is centrally managed and is regulated by internal guidelines which require a continuous internal risk analysis. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments relating to interest rate and foreign exchange risks. In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest rates. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. All derivatives are recognized as either assets or liabilities in the balance sheet and are measured at fair value with any change in fair value recognized in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness, to the extent that the derivatives are not covered by collateral agreements with respective counterparties.
Foreign currency exchange rates
As a global enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intra-group transactions. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts, options and cross-currency swaps.
A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Chinese renminbi, Turkish lira, Brazilian real, Indian rupee, Swiss franc, and Canadian and Australian dollars. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. In general terms, depreciation of the U.S. dollar against our other foreign currencies will increase reported net sales. However, this effect is, at least partially, offset by the fact that we also incur substantial expenses in foreign currencies.
Consolidated Financial Statements 55

We have significant production and manufacturing facilities located in Germany and intercompany sales of inventory also expose us to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the manufacturing subsidiary. We use an in-house bank approach to net and settle intercompany payables and receivables as well as intercompany foreign exchange swaps and forward contracts in order to centralize the foreign exchange rate risk to the extent possible. We have entered in the past and may enter in the future into foreign exchange derivatives including forwards, swaps and options to manage the remaining foreign exchange exposure.
For the presentation of market risks, IFRS 7 requires sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on profit or loss and shareholders' equity. Currency risks as defined by IFRS 7 arise on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature; differences resulting from the translation of financial statements into the Company's presentation currency are not taken into consideration. Relevant risk variables are generally all non-functional currencies in which QIAGEN has financial instruments.
QIAGEN is exposed to currency risks from financial derivatives. If each of the respective currency pairs for which the Company has financial derivatives in place, which do not qualify for hedge accounting in accordance with IFRS 9, varied from the rates used for the preparation of the consolidated financial statements, this would have had an effect on the net income of the Company. Any effect would have been almost fully off-set by corresponding valuation adjustments in the positions, which economically had been hedged by these financial derivatives. Accordingly, the net effect of such variance in currency rates would not have been material.
If, at December 31, 2020, the U.S. dollar had gained or lost 10% against all identified major currencies, the estimated effect on the fair value of the financial derivatives would have been as follows:

	As of December 31, 2020		As of December 31, 2019
(in thousands)	10% higher	10% lower	10% higher	10% lower
Currency
Euro (EUR)	26,438	(26,438)	12,010	(12,038)
Australian Dollar (AUD)	463	(463)	11,655	(11,760)
Swedish Krona (SEK)	(167)	204	(395)	483
Japanese Yen (JPY)	31	(38)	(82)	101
Canadian Dollar (CAD)	(393)	480	(275)	334
Singapore Dollar (SGD)	(860)	1,051	(587)	704
Swiss Franc (CHF)	49,447	(60,440)	(1,818)	2,205
Pound Sterling (GBP)	(116)	409	388	(391)
Turkish Lira (TRY)	1,841	(3,258)	2,369	(2,909)
South Korean Won (KRW)	418	(510)	621	(756)
Chinese Yuan (CNY)	(207)	252	952	(1,159)
Norwegian Krone (NOK)	330	(404)	—	—
Polish Zloty (PLN)	147	(179)	402	(488)
Total	77,372	(89,334)	25,240	(25,674)
Interest rates
The Company is exposed to interest rate risk by floating rate financial debt and floating rate financial assets. This exposure is managed by varying the proportion of fixed and floating rate debt, while all non-derivative financial assets pay interest on floating rates. Net financial income earned on the Company's net financial assets is generally affected by changes in the level of interest rates, principally the Euro and the U.S. dollar interest rate.
At December 31, 2020, we had $597.0 million in cash and cash equivalents (2019: $622.5 million). Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would not have materially impact our financial statements.
Borrowings against lines of credit are at variable interest rates. We had no amounts outstanding against our lines of credit at December 31, 2020 and 2019. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
Consolidated Financial Statements 56

At December 31, 2020, we had $1.9 billion in current and non-current financial debt (2019: $1.7 billion). A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
Liquidity risk
To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities including capital expenditure requirements and acquisitions. As of December 31, 2020 and 2019, we had cash and cash equivalents of $597.0 million and $622.5 million, respectively. We also had current financial assets of $117.2 million and $107.1 million, respectively. Cash and cash equivalents are primarily held in Euros and U.S. dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. As of December 31, 2020 and 2019, we had working capital of $1.03 billion and $560.3 million, respectively.
We have a €400.0 million syndicated ESG-linked revolving credit facility expiring with a contractual life until December 2023 of which no amounts were utilized at December 31, 2020. We have additional credit lines totaling €27.0 million with no expiration date, none of which were utilized as of December 31, 2020. We also have repayment obligations of $1.9 billion of financial debt (2019: $1.7 billion), of which $42.5 million is current as of December 31, 2020.
As of December 31, 2020, our future contractual cash obligations are as follows:

Contractual Obligations (in thousands)	Payments Due by Period
	Total	2021	2022	2023	2024	2025	Thereafter
Financial debt (1)	$1,974,932	$64,663	$500,235	$370,166	$578,859	$286	$460,723
Purchase obligations	250,835	199,843	42,628	5,364	3,000	—	—
Lease obligations	117,001	25,353	20,993	16,280	10,790	6,707	36,878
License and royalty payments	30,039	10,003	7,217	4,483	2,623	2,349	3,364
Total contractual cash obligations	$2,372,807	$299,862	$571,073	$396,293	$595,272	$9,342	$500,965
  ____________________
(1) Amounts include required principal, stated at current carrying values, and interest payments.
In addition to the above and pursuant to purchase agreements for several of our recent acquisitions, we could be required to make additional contingent cash payments totaling up to $26.6 million based on the achievement of certain revenue and operating results milestones as follows:

(in thousands)	Contingent Cash Payments
2021	$8,850
2022	17,700
Total	$26,550
Of the $26.6 million total contingent obligation, we have assessed the fair value at December 31, 2020 to be $23.6 million which is included in other current liabilities.
We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, any global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.
Credit risk
Financial instruments that potentially subject us to concentrations of credit risk are cash and cash equivalents, financial assets, and accounts receivable. We attempt to minimize the risks related to cash and cash equivalents and financial assets by dealing with highly-rated financial institutions and investing in a broad and diverse range of financial instruments. We have established guidelines related to credit quality and maturities of investments intended to maintain safety and liquidity. Concentration of credit risk with respect to accounts receivable is limited due to a large and diverse customer base, which is dispersed over
Consolidated Financial Statements 57

different geographic areas. Allowances are maintained for potential credit losses and such losses have historically been within expected ranges. There were no significant concentrations of credit risk during the reporting period. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position.
Credit risk is managed on a Company basis, except for credit risk relating to accounts receivable balances. Each local entity is responsible for managing and analyzing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered.
Counterparty risk
The financial instruments used in managing our foreign currency, equity and interest rate exposures have an element of risk in that the counterparties may be unable to meet the terms of the agreements. To the extent that derivatives are not subject to mutual collateralization agreements, we attempt to minimize this risk by limiting the counterparties to a diverse group of highly-rated international financial institutions. The carrying values of our financial instruments incorporate the non-performance risk by using market pricing for credit risk. However, we have no reason to believe that any counterparties will default on their obligations and therefore do not expect to record any losses as a result of counterparty default. In order to minimize our exposure with any single counterparty, we have entered into all derivative agreements, with the exception of the Call Spread Overlay, under master agreement which allow us to manage the exposure with the respective counterparty on a net basis. Most of these master agreements, include bilateral collateral agreements.
Fair values
The fair values of financial assets and financial liabilities are determined in accordance with the accounting policies stated under Notes 3.12 "Financial Instruments" and 3.13 "Financial Instruments - Classification and Subsequent Measurement".
Equity prices
The Warrants issued as part of the Call Spread Overlay discussed in Note 16 "Financial Debts" and Note 26.2 "Use of Derivative Financial Instruments" expose us to income statement volatility due to changes in our own equity price. Changes in the fair value of the Warrants are recognized in other financial results. Assuming a hypothetical 10% increase or decrease in equity prices at December 31, 2020, the estimated effect would have been approximately $73.7 million loss or $67.9 million gain, respectively (2019: $61.5 million loss or $55.7 million gain).
Commodities
The Company has exposures to price risk related to anticipated purchases of certain commodities used as raw materials in its business. A change in commodity prices may alter the gross margin, but due to the limited exposure to any single raw material, a price change is unlikely to have a material unforeseen impact on the Company's earnings.
26.2    Use of Derivative Financial Instruments
Derivatives and Hedging
Objective and Strategy
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest bearing assets or liabilities. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We have agreed with almost all of our counterparties with whom we had entered into cross-currency swaps, interest rate swaps or foreign exchange contracts, to enter into bilateral collateralization contracts under which we will receive or provide cash collateral, as the case may be, for the net position with each of these counterparties. As of December 31, 2020, cash collateral positions consisted of $0.6 million recorded in other current liabilities and $56.1 million recorded in other current assets. As of December 31, 2019, we had cash collateral positions consisting of $1.4 million recorded in other current liabilities and $2.7 million recorded in other current assets in the accompanying consolidated balance sheets.
Non-Derivative Hedging Instrument
Net Investment Hedge
In 2017, we entered into a foreign currency non-derivative hedging instrument that is designated and qualifies as net investment hedge. The objective of the hedge is to protect part of the net investment in foreign operations against adverse changes in the exchange rate between the Euro and the functional currency of the U.S. dollar. The non-derivative hedging instrument is the German private corporate bond ("Schuldschein") which was issued in the total amount of $331.1 million as described in Note
Consolidated Financial Statements 58

16 "Financial Debts". Of the $331.1 million, which is held in both U.S. dollars and Euro, €255.0 million is designated as the hedging instrument against a portion of our Euro net investments in our foreign operations. The relative changes in both the hedged item and hedging instrument are calculated by applying the change in spot rate between two assessment dates against the respective notional amount. The effective portion of the hedge is recorded in the cumulative translation adjustment account within other accumulated comprehensive income (loss). Based on the spot rate method, the unrealized gain and loss recorded in equity as of December 31, 2020 and 2019 is $26.9 million and $0.4 million, respectively. Since we are using the debt as the hedging instrument, which is also remeasured based on the spot rate method, there is no hedge ineffectiveness related to the net investment hedge as of December 31, 2020 and 2019.
Derivatives Designated as Hedging Instruments
Cash Flow Hedges
As of December 31, 2020 and 2019, we held derivative instruments that are designated and qualify as cash flow hedges where the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2020 and in 2019, we did not record any hedge ineffectiveness related to any cash-flow hedges in earnings. Based on their valuation as of December 31, 2020, we expect approximately $3.6 million of derivative losses included in accumulated other comprehensive loss will be reclassified into income during the next 12 months. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the consolidated balance sheet account of the underlying item.
We use interest rate derivative contracts to align our portfolio of interest bearing assets and liabilities with our risk management objectives. During 2015, we entered into five cross currency interest rate swaps through 2025 for a total notional amount of €180.0 million which qualify for hedge accounting as cash flow hedges. We determined that no ineffectiveness exists related to these swaps. As of December 31, 2020 and 2019, interest receivables of $1.1 million and $1.5 million, respectively are recorded in other current assets in the accompanying consolidated balance sheets.
Fair Value Hedges
As of December 31, 2020 and 2019, we held derivative instruments that qualify for hedge accounting as fair value hedges. For derivative instruments that are designated and qualify as a fair value hedge, the effective portion of the gain or loss on the derivative is reflected in earnings. This earnings effect is offset by the change in the fair value of the hedged item attributable to the risk being hedged that is also recorded in earnings. In 2020 and 2019, we concluded there was no ineffectiveness. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the consolidated balance sheet account of the underlying item.
We hold interest rate swaps which effectively fixed the fair value of a portion of our fixed rate private placement debt and qualify for hedge accounting as fair value hedges. We determined that no ineffectiveness exists related to these swaps. As of December 31, 2020 and 2019, interest receivables of $0.6 million and $0.1 million, respectively, are recorded in other current assets in the accompanying consolidated balance sheets.
Derivatives Not Designated as Hedging Instruments
Call Options and Warrants
We entered into Call Options which, along with the sale of the Warrants, represent the Call Spread Overlay entered into in connection with the Cash Convertible Notes and which are more fully described in Note 16 "Financial Debts". In these transactions, the Call Options are intended to address the equity price risk inherent in the cash conversion feature of each instrument by offsetting cash payments in excess of the principal amount due upon any conversion of the Cash Convertible Notes.
Aside from the initial payment of premiums for the Call Options, we will not be required to make any cash payments under the Call Options. We will, however, be entitled to receive under the terms of the Call Options, an amount of cash generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is equal to the conversion price of the Cash Convertible Notes.
The Call Options, for which our common stock is the underlying security, are derivative assets that require mark-to-market accounting treatment due to the cash settlement features until the Call Options settle or expire. The Call Options are measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the Call Options, refer to Note 25 "Fair Value Measurements".
Consolidated Financial Statements 59

The Call Options do not qualify for hedge accounting treatment. Therefore, the change in fair value of these instruments is recognized immediately in our consolidated statements of income in other financial results. Because the terms of the Call Options are substantially similar to those of the Cash Convertible Notes' embedded cash conversion option, discussed below, we expect the effect on earnings from those two derivative instruments to mostly offset each other.
Cash Convertible Notes Embedded Cash Conversion Option
The embedded cash conversion option within the Cash Convertible Notes discussed in Note 16 "Financial Debts" is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income in other financial results until the cash conversion option settles or expires. The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the embedded cash conversion option, refer to Note 25 "Fair Value Measurements".
Embedded Conversion Option
During 2017, we purchased a convertible note for $3.0 million from a publicly listed company considered a related party. The embedded conversion option within the convertible note was required to be separated from the convertible note and accounted for separately as derivative liability, with changes in fair value reported in our consolidated statements of income in other financial results. The embedded cash conversion option was measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. During 2020, $3.2 million was collected including the principal including accrued interest. For further discussion of the inputs used to determine the fair value of the embedded cash conversion option, refer to Note 25 "Fair Value Measurements".
Foreign Currency Derivatives
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis using foreign exchange forward contracts, foreign exchange options and cross-currency swaps.
We are party to various foreign exchange forward, option and swap arrangements which had, at December 31, 2020 and 2019 aggregate notional value of $1.31 billion and $701.4 million which expire at various dates through March 2021. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other financial results.
Consolidated Financial Statements 60

Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2020 and 2019:

	2020		2019
(in thousands)	Current Asset	Non-current Asset	Current Asset	Non-current Asset
Assets:
Derivative instruments designated as hedges
Interest rate contracts - fair value hedge (1)	$—	$5,042	$—	$2,474
Total derivative instruments designated as hedges	$—	$5,042	$—	$2,474

Undesignated derivative instruments
Equity options	$2,415	$374,038	$101,179	$189,792
Foreign exchange forwards and options	11,712	$—	6,689	—
Total undesignated derivative instruments	$14,127	$374,038	$107,868	$189,792
Total Derivative Assets	$14,127	$379,080	$107,868	$192,266

	2020		2019
(in thousands)	Current Liability	Non-current Liability	Current Liability	Non-current Liability
Liabilities:
Derivative instruments designated as hedges
Interest rate contracts - cash flow hedge (1)	$—	$(17,409)	$—	$(6,027)
Total derivative instruments designated as hedges	$—	$(17,409)	$—	$(6,027)

Undesignated derivative instruments
Equity options	$(5,966)	$(376,046)	$(101,361)	$(190,902)
Warrants and embedded conversion option	—	(372,955)	—	(238,663)
Foreign exchange forwards and options	(45,498)	—	(1,814)	—
Total undesignated derivative instruments	$(51,464)	$(749,001)	$(103,175)	$(429,565)
Total Derivative Liabilities	$(51,464)	$(766,410)	$(103,175)	$(435,592)
_________________
(1) The fair value amounts for the interest rate contracts do not include accrued interest.
Consolidated Financial Statements 61

Gains and Losses on Derivative Instruments
The following table summarize the classification and gains and losses on derivative instruments for the years ended December 31, 2020 and 2019:

	2020	2019
(in thousands)	Other financial results	Other financial results
Total amounts presented in the Consolidated Statements of Income in which the effects of cash flow and fair value hedges are recorded	$(166,019)	$(12,626)

Gains (Losses) on Derivatives in Cash Flow Hedges
Interest rate contracts
Amount of (loss) gain reclassified from accumulated other comprehensive income	$18,666	$(3,888)
Amounts excluded from effectiveness testing	—	—

Gains (Losses) on Derivatives in Fair Value Hedges
Interest rate contracts
Hedged item	(2,568)	(3,668)
Derivatives designated as hedging instruments	2,568	3,668

Gains (Losses) Derivatives Not Designated as Hedging Instruments
Embedded conversion option	—	(349)
Equity options	322,580	(104,125)
Cash convertible notes embedded cash conversion option	(321,213)	106,998
Warrants and embedded conversion option	(293,865)	(17,479)
Foreign exchange contracts	(12,429)	1,835

Total losses	$(286,261)	$(17,008)

Balance Sheet Line Items in which the Hedged Item is Included
The following table summarizes the balance sheet line items in which the hedged item is included as of December 31, 2020 and 2019:

	Carrying Amount of the Hedged Assets (Liabilities)
(in thousands)	2020	2019
Long-term debt	$(126,881)	$(126,816)

Consolidated Financial Statements 62

27. Additional Information for Financial Instruments
The tables below present the carrying amounts, fair values and measurements in accordance with IFRS 9 as of December 31, 2020 and 2019, respectively.

December 31, 2020 (US$ thousands)	IFRS 9 Category	Total Carrying Amount	Amortized Cost	At Fair Value
Assets
Cash and cash equivalents	AC	597,003	597,003	—
Financial assets	FVTPL	121,657	—	121,657
Trade accounts receivable	AC	380,519	380,519	—
Derivatives designated as hedges	N/A	5,042	—	5,042
Undesignated derivatives	FVTPL	388,165	—	388,165
Liabilities
Financial debts	FLAC	(1,917,707)	(1,917,707)	(2,377,835)
Lease liabilities(1)	FLAC	(109,035)	(109,035)	—
Trade accounts payable	FLAC	(118,153)	(118,153)	—
Derivatives in effective hedges	N/A	(17,409)	—	(17,409)
Undesignated derivatives	FVTPL	(800,465)	—	(800,465)
Contingent consideration	FVTPL	(23,593)		(23,593)
Aggregated by category
Financial assets measured at amortized cost (AC)		977,522	977,522	—
Financial liabilities measured at amortized Cost (FLAC)		(2,144,895)	(2,144,895)	(2,377,835)
Instruments at fair value through profit or loss (FVTPL)		(314,236)	—	(314,236)
(1) Separate disclosure of fair value of lease liabilities is not required.

December 31, 2019 (US$ thousands)	IFRS 9 Category	Total Carrying Amount	Amortized Cost	At Fair Value
Assets
Cash and cash equivalents	AC	622,486	622,486	—
Financial assets	FVTPL	201,305	—	201,305
Trade accounts receivable	AC	376,281	376,281	—
Derivatives designated as hedges	N/A	2,474	—	2,474
Undesignated derivatives	FVTPL	297,660	—	297,660
Liabilities
Financial debts	FLAC	(1,703,878)	(1,703,878)	(1,959,862)
Lease liabilities(1)	FLAC	(58,370)	(58,370)	—
Trade accounts payable	FLAC	(84,767)	(84,767)	—
Derivatives in effective hedges	N/A	(6,027)	—	(6,027)
Undesignated derivatives	FVTPL	(532,740)	—	(532,740)
Contingent consideration	FVTPL	(162,160)	—	(162,160)
Aggregated by category
Financial assets measured at amortized cost (AC)		998,767	998,767	—
Financial liabilities measured at amortized cost (FLAC)		(1,847,015)	(1,847,015)	(1,959,862)
Instruments at fair value through profit or loss (FVTPL)		(195,935)	—	(195,935)
(1) Separate disclosure of fair value of lease liabilities is not required.
As of December 31, 2020 and 2019, fair values of financial debts amount to $2.4 billion and $2.0 billion, respectively. The carrying amounts of all other financial assets and financial liabilities approximate their fair values.
Consolidated Financial Statements 63

As of December 31, 2020 and 2019, there are no significant concentrations of risks arising from financial instruments.

Net Results by Category

December 31, 2020		Subsequent Measurement
(in thousands)	From interest	At fair value	Allowances / Impairments	De-recognition	Net result
Amortized cost (AC)	$4,611	—	—	—	$4,611
Financial assets	—	(5,723)	(398)	(2,250)	(8,371)
Financial liabilities measured at amortized cost (FLAC)	(65,445)	—	—	—	(65,445)
Net result	$(60,834)	$(5,723)	$(398)	$(2,250)	$(69,205)
Interest from financial instruments is recognized in financial expense.
The Company recognizes the other components of net gain/loss in other financial results, except for impairments of trade receivables that are classified as “loans and receivables” which are reported under general and administrative, restructuring, integration and other expense.
The information for the comparative period is provided below:

December 31, 2019		Subsequent Measurement
(in thousands)	From interest	At fair value	Allowances / Impairments	De-recognition	Net result
Amortized cost (AC)	$14,618	—	—	—	$14,618
Financial assets	—	(1,597)	—	—	(1,597)
Financial liabilities measured at amortized cost (FLAC)	(69,515)	—	—	—	(69,515)
Net result	$(54,897)	$(1,597)	$—	$—	$(56,494)

28. Capital Management
The primary objectives of the Group's capital management are to safeguard the Group's ability to continue as a going concern and to ensure financial flexibility to execute the Group's strategic growth targets. We regularly review our capital structure to ensure a low cost of capital to enhance shareholder value. The Group's overall strategy remains unchanged from 2019 and we are not subject to any externally imposed capital requirements. All common shares issued are fully paid.
In 2020, we issued zero coupon convertible notes in an aggregate principal amount of $500.0 million with a maturity date of December 17, 2027 (2027 Notes). The net proceeds of the 2027 Notes totaled $497.6 million, after debt issuance costs of $3.7 million, of which $1.3 million was accrued as of December 31, 2020. Also in 2020, we repaid $296.4 million of the 2021 Notes, leaving $0.2 million outstanding as of December 31, 2020, which were repaid in March 2021. Both as discussed further in Note 16 "Financial Debts".
In 2019, we repaid $506.4 million of long-term debt including $430.0 million for the amount due for the 2019 Cash Convertible Notes, $73.0 million for amounts due for the U.S. Private Placement and $3.4 million for a portion of the 2021 Cash Convertible Notes which was converted during the contingent conversion period as discussed further in Note 16.
An important indicator of capital management efforts is the ratio of shareholders' equity compared to total assets as shown in the consolidated statement of financial position:

(in thousands, except of ratio)	2020	2019
Shareholders' equity attributable to equity holders of the parent	$2,483,049	$2,323,847
Total assets	$5,971,198	$5,264,254
Shareholders' equity ratio in %	42%	44%
Total financial debt consists of convertible notes, cash convertible notes and private placements as discussed in Note 16 "Financial Debts". The changes in financial debts reconciled to the cash flows arising from financing activities as follows:
Reconciliation of Liabilities Arising from Financing Activities
Consolidated Financial Statements 64

Total financial debt consists of cash convertible notes and private placements as discussed in Note 16. The changes in financial debts reconciled to the cash flows arising from financing activities as follows:

(in thousands)	12/31/2019	Cash flows	Amortization of debt discount and issuance costs (1)	Embedded derivative	Foreign currency and other(2)	12/31/2020
Cash convertible notes	$1,046,511	$(296,400)	$40,889	$—	$—	$791,000
Convertible notes	—	497,646	282	(54,051)	(1,396)	442,481
Private Placement	326,510	—	165	—	—	326,675
German Private Placement (Schuldschein)	330,857	—	252	—	26,442	357,551
Total non-current debt	1,703,878	201,246	41,588	(54,051)	25,046	1,917,707
Lease liability	58,370	(25,898)	—	—	76,563	109,035
Total liabilities from financing activities	$1,762,248	$175,348	$41,588	$(54,051)	$101,609	$2,026,742
(1) Total amortization of debt discount and issuance costs for the years ended December 31, 2020 totaled $42.3 million which included costs related to the €400.0 million syndicated multi-currency revolving credit facility expiring December 2023 as well as the credit facility in place prior to the facility expiring in December 2023. No amounts were utilized at December 31, 2020.

(2) For the year ended December 31, 2020, the Convertible notes are net of debt issuance costs, of which $1.4 million were unpaid. Also during 2020, the German Private Placement experienced unrealized foreign currency losses totaling $26.4 million.

(in thousands)	12/31/2018	Cash flows	Amortization of debt discount and issuance costs (1)	Foreign currency and other(2)	12/31/2019
Cash convertible notes	$1,439,931	$(433,400)	$39,980	$—	$1,046,511
Private Placement	399,301	(73,000)	209	—	326,510
German Private Placement (Schuldschein)	336,168	—	193	(5,504)	330,857
Total non-current debt	2,175,400	(506,400)	40,382	(5,504)	1,703,878
Lease liability including recognition of IFRS 16 lease liability	83	(24,256)	—	82,543	58,370
Total liabilities from financing activities	$2,175,483	$(530,656)	$40,382	$77,039	$1,762,248

(1) Total amortization of debt discount and issuance costs for the years ended December 31, 2019 totaled $40.8 million which included costs related to the syndicated multi-currency revolving credit facility that was terminated during 2020. No amounts were utilized at December 31, 2019.

(2) For the year ended December 31, 2019, the German Private Placement experienced unrealized foreign currency gains totaling $5.5 million. Other includes recognition of lease liability upon adoption of IFRS 16 and current year additions to lease liability.

Consolidated Financial Statements 65

29. Consolidated Companies
The following is a list of the Company's subsidiaries as of December 31, 2020, other than certain subsidiaries that did not in the aggregate constitute a significant subsidiary.

Company Name	Jurisdiction of Incorporation	Ownership	Voting Rights
Amnisure International LLC	USA	100%	100%
Cellestis Pty. Ltd.	Australia	100%	100%
Life Biotech Partners B.V.	Netherlands	100%	100%
NeuMoDx Inc.	USA	100%	100%
STAT-Dx Life S.L.	Spain	100%	100%
QIAGEN Aarhus A/S	Denmark	100%	100%
QIAGEN AB	Sweden	100%	100%
QIAGEN AG	Switzerland	100%	100%
QIAGEN Australia Holding Pty. Ltd.	Australia	100%	100%
QIAGEN Benelux B.V.	Netherlands	100%	100%
QIAGEN Beverly LLC	USA	100%	100%
QIAGEN China (Shanghai) Co. Ltd.	China	100%	100%
QIAGEN Luxembourg SARL	Luxembourg	100%	100%
QIAGEN Deutschland Holding GmbH	Germany	100%	100%
QIAGEN Finance (Malta) Ltd.	Malta	100%	100%
QIAGEN France S.A.S.	France	100%	100%
QIAGEN Gaithersburg LLC	USA	100%	100%
QIAGEN GmbH	Germany	100%	100%
QIAGEN Hamburg GmbH	Germany	100%	100%
QIAGEN Inc.	Canada	100%	100%
QIAGEN Instruments AG	Switzerland	100%	100%
QIAGEN K.K.	Japan	100%	100%
QIAGEN LLC	USA	100%	100%
QIAGEN Ltd.	UK	100%	100%
QIAGEN Manchester Ltd.	UK	100%	100%
QIAGEN Marseille S.A.	France	100%	100%
QIAGEN North American Holdings Inc.	USA	100%	100%
QIAGEN Pty. Ltd.	Australia	100%	100%
QIAGEN Redwood City Inc.	USA	100%	100%
QIAGEN Sciences LLC	USA	100%	100%
QIAGEN S.r.l.	Italy	100%	100%
QIAGEN Treasury Management Services Ltd.	UAE	100%	100%
QIAGEN U.S. Finance LLC	USA	100%	100%

Consolidated Financial Statements 66

30. Fees Paid to External Auditors
At our 2020 Annual General Meeting of Shareholders on June 30, 2020, our shareholders appointed KPMG Accountants N.V. to serve as our external auditor for our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the EU for the year ended December 31, 2020. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by the independent public accounting firm or their affiliates for providing audit and other professional services in each of the last two years:

(in thousands)	2020		2019
	KPMG Network	KPMG Accountants N.V.	KPMG Network	KPMG Accountants N.V.
Audit fees	$2,883	$291	$2,439	$217
Audit related fees	145	—	224	—
Tax and all other fees	16	—	14	—
Service fees to external auditors	$3,044	$291	$2,677	$217
Audit fees consist of fees and expenses billed for the annual audit and quarterly review of QIAGEN’s consolidated financial statements. They also include fees billed for other audit services, which are those services that only the statutory auditor can provide.
Audit-related fees consist of fees and expenses billed for assurance and related services that are related to the performance of the audit or review of QIAGEN’s financial statements and include consultations concerning financial accounting and reporting standards and review of the opening balance sheets of newly acquired companies.
Tax fees include fees and expenses billed for tax compliance services, including assistance on the preparation of tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals. All other fees include various fees and expenses billed for services as approved by the Audit Committee.
Consolidated Financial Statements 67

QIAGEN N.V.

COMPANY FINANCIAL STATEMENTS

Company Financial Statements 68

QIAGEN N.V.
COMPANY FINANCIAL STATEMENTS
BALANCE SHEETS
(before profit appropriation)
(in thousands)

	Note	December 31, 2020	December 31, 2019

Assets
Fixed assets:
Intangible fixed assets:
Goodwill	(3)	$207,645	$313,696
Other intangible assets	(2)	1	1
Tangible fixed assets:
Property, plant and equipment	(4)	530	731
Financial fixed assets:
Non-current financial assets	(5)	656	26,022
Financial fixed assets	(6)	4,462,178	3,376,424
Fair value of derivative financial instruments	(11)	379,080	192,266
Other fixed assets		2,669	4,578
Total fixed assets		5,052,759	3,913,718
Current assets:
Trade and other receivables:
Receivables from group companies		494,377	721,873
Prepaid and other current assets		82,820	9,068
Securities:
Current financial assets	(5)	1,469	107,118
Fair value of derivative financial instruments	(11)	14,127	107,868
Cash and cash equivalents:
Cash and cash equivalents		464,035	532,924
Total current assets		1,056,828	1,478,851
Total assets		6,109,587	5,392,569

Liabilities and equity
Shareholders' equity:
Common shares	(8)	2,634	2,584
Share premium	(10)	1,840,115	1,790,504
Legal reserves	(10)	(206,860)	(277,976)
Other reserves	(10)	(599)	(561)
Treasury shares		(118,301)	(111,966)
Retained earnings		892,420	991,032
Net income (loss) for the period		73,640	(69,770)
Total shareholders' equity		2,483,049	2,323,847
Non-current liabilities:
Non-current financial debts	(7)	1,875,169	1,418,633
Fair value of derivative financial instruments	(11)	766,410	435,592
Other non-current liabilities		1,150	20,847
Total non-current liabilities		2,642,729	1,875,072
Current liabilities:
Current portion of non-current financial debts	(7)	42,539	285,244
Accounts payable trade		411	930
Payables to group companies		851,900	777,528
Fair value of derivative financial instruments	(11)	51,464	103,175
Accrued liabilities		37,495	26,773
Total current liabilities		983,809	1,193,650
Total liabilities and shareholders' equity		$6,109,587	$5,392,569
The accompanying notes are an integral part of these company financial statements.
Company Financial Statements 69

QIAGEN N.V.
COMPANY FINANCIAL STATEMENTS
INCOME STATEMENTS
(in thousands)

		Years ended December 31,
	Note	2020	2019

Other income		$29	$65
Operating expenses:
Sales and marketing expense		(340)	(332)
General and administrative		(12,632)	(8,815)
Restructuring, acquisition, integration and other		(126,534)	(13,521)
Other operating expense		(68)	(53)
Total operating expenses, net		(139,574)	(22,721)
Loss from operations		(139,545)	(22,656)
Financial income		9,089	19,569
Financial expense	(7)	(67,023)	(69,480)
Other financial results	(11)	(276,488)	(23,626)
Total finance expense, net		(334,422)	(73,537)
Loss before income taxes		(473,967)	(96,193)
Income taxes		1,322	1,247
Loss after income tax		(472,645)	(94,946)
Share in results from participating interests, after tax	(6)	546,285	25,176
Net income (loss) for the period		$73,640	$(69,770)

The accompanying notes are an integral part of these company financial statements.

Company Financial Statements 70

QIAGEN N.V.
COMPANY FINANCIAL STATEMENTS
STATEMENTS OF CHANGES IN EQUITY
(in thousands)

		Common shares		Share premium	Retained earnings	Net Result	Legal reserves	Other reserves	Treasury shares		Total shareholders' equity
	Note	Shares	Amount						Shares	Amount
Balance at January 1, 2019 as previously reported		230,829	$2,727	$1,727,922	$992,621	$104,894	$(270,322)	$(124)	(5,320)	$(178,903)	$2,378,815
IFRS 16 impact of change in accounting		—	—	—	(1,322)	—	—	—	—	—	(1,322)
Adjusted balance at January 1, 2019		230,829	2,727	1,727,922	991,299	104,894	(270,322)	(124)	(5,320)	(178,903)	2,377,493
Appropriation of prior year net income		—	—	—	104,894	(104,894)	—	—	—	—	—
Net loss for the period		—	—	—	—	(69,770)	—	—	—	—	(69,770)
Effect from capitalized development costs	(10)	—	—	—	9,100	—	(9,100)	—	—	—	—
Effect from foreign currency translation	(10)	—	(143)	—	143	—	(11,718)	—	—	—	(11,718)
Effect from cash flow hedge		—	—	—	—	—	13,164	—	—	—	13,164
Effect from pension reserve		—	—	—	—	—	—	(437)	—	—	(437)
Purchase of treasury shares		—	—	—	—	—	—	—	(1,987)	(74,450)	(74,450)
Issuance of common shares in connection with conversion of 2019 Notes and early redemption of 2021 Notes		—	—	(4)	7,294	—	—	—	2,056	68,761	76,051
Stock awards and options		—	—	62,586	(121,698)	—	—	—	3,622	123,773	64,661
Tax withholding related to vesting of stock awards		—	—	—	—	—	—	—	(1,448)	(51,147)	(51,147)
Balance at December 31, 2019		230,829	$2,584	$1,790,504	$991,032	$(69,770)	$(277,976)	$(561)	(3,077)	$(111,966)	$2,323,847

		Common shares		Share premium	Retained earnings	Net Result	Legal reserves	Other reserves	Treasury shares		Total shareholders' equity
	Note	Shares	Amount						Shares	Amount
Balance at January 1, 2020		230,829	$2,584	$1,790,504	$991,032	$(69,770)	$(277,976)	$(561)	(3,077)	$(111,966)	$2,323,847
Appropriation of prior year net loss		—	—	—	(69,770)	69,770	—	—	—	—	—
Net income for period		—	—	—	—	73,640	—	—	—	—	73,640
Effect from capitalized development costs	(10)	—	—	—	(5,099)	—	5,099	—	—	—	—
Effect from foreign currency translation	(10)	—	50	—	(50)	—	86,996	—	—	—	86,996
Effect from cash flow hedge		—	—	—	—	—	(20,979)	—	—	—	(20,979)
Effect from pension reserve		—	—	—	—	—	—	(38)	—	—	(38)
Purchase of treasury shares		—	—	—	—	—	—	—	(1,346)	(63,995)	(63,995)
Issuance of common shares in connection with early conversion of 2021 Notes		—	—	8,675	8,725	—	—	—	807	30,272	47,672
Stock awards and options		—	—	40,936	(32,418)	—	—	—	1,085	40,079	48,597
Tax withholding related to vesting of stock awards		—	—	—	—	—	—	—	(313)	(12,691)	(12,691)
Balance at December 31, 2020		230,829	$2,634	$1,840,115	$892,420	$73,640	$(206,860)	$(599)	(2,844)	$(118,301)	$2,483,049

The accompanying notes are an integral part of these company financial statements.

Company Financial Statements 71

QIAGEN N.V.
NOTES TO THE COMPANY FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

1. Accounting Policies
These company financial statements have been prepared in accordance with Title 9, Book 2 of the Dutch Civil Code. For setting the principles for the recognition and measurement of assets and liabilities and determination of results for its separate financial statements, the Company makes use of the option provided in section 2:362(8) of the Dutch Civil Code. This means that the principles for the recognition and measurement of assets and liabilities and determination of the result (hereinafter referred to as principles for recognition and measurement) of the separate financial statements of the Company are the same as those applied for the consolidated EU-IFRS financial statements. These principles also include the classification and presentation of financial instruments, being equity instruments or financial liabilities. In case no other principles are mentioned, refer to the accounting principles as described in the consolidated financial statements. For an appropriate interpretation of these statutory financial statements, the company financial statements should be read in conjunction with the consolidated financial statements.
Information on the use of financial instruments and on related risks for the group is provided in the notes to the consolidated financial statements of the group.
Certain prior year amounts have been reclassified to conform to the current year presentation.
All amounts are presented in U.S. dollars rounded to the nearest thousand, unless otherwise indicated.
Participating interests in group companies
Group companies are all entities in which the Company has directly or indirectly control. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the group company and has the ability to affect those returns through its power over the group company. Group companies are recognized from the date on which control is obtained by the Company and derecognized from the date that control by the Company over the group company ceases. Participating interests in group companies are accounted for in the company financial statements according to the net equity value, with separate presentation of the goodwill component under intangible fixed assets, with the principles for the recognition and measurement of assets and liabilities and determination of results as set out in the notes to the consolidated financial statements.
Participating interests with a negative net asset value are valued at nil. This measurement also covers any receivables provided to the participating interests that are, in substance, an extension of the net investment. In particular, this relates to loans for which settlement is neither planned nor likely to occur in the foreseeable future. A share in the profits of the participating interest in subsequent years will only be recognized if and to the extent that the cumulative unrecognized share of loss has been absorbed. If the Company fully or partially guarantees the debts of the relevant participating interest, or if has the constructive obligation to enable the participating interest to pay its debts (for its share therein), then a provision is recognized accordingly to the amount of the estimated payments by the Company on behalf of the participating interest.
Share of result of participating interests
The share in the result of participating interests consists of the share of the Company in the result of these participating interests. Results on transactions involving the transfer of assets and liabilities between the Company and its participating interests and mutually between participating interests themselves, are eliminated to the extent that they can be considered as not realized

2. Other Intangible Assets
Intangible assets represent developed technology, computer software, patent rights and licenses. There were no additions to intangible assets during the years ended December 31, 2020 and 2019. As of December 31, 2020 and 2019, the historic cost of intangibles assets amounted to $8.1 million and accumulated amortization amounted to $8.1 million. Less than $0.1 million of amortization expense on intangible assets was recognized during the years ended December 31, 2020 and 2019.

Company Financial Statements 72

3. Goodwill
The changes in the carrying amount of goodwill for the years ended December 31, 2020 and 2019 are as follows:

(in thousands)	2020	2019
Goodwill as at January 1st	$313,696	$307,116
Goodwill acquired during the year	—	7,551
Goodwill transferred to indirectly owned Group companies	(133,227)	—
Purchase price adjustments	3,382	—
Currency adjustments	23,794	(971)
Goodwill as at December 31st	$207,645	$313,696
In 2020, the changes in goodwill transferred to indirectly owned Group companies partially offset by foreign currency translation and purchase adjustments during the year. In 2019, the changes in goodwill resulted from goodwill acquired during the year partially offset by foreign currency translation.

4. Property, Plant and Equipment
The changes in property, plant and equipment for the years ended December 31, 2020 and 2019 are as follows:

(in thousands)	2020	2019
Property. plant and equipment as at January 1st	$731	$938
Additions	11	6
Depreciation	(212)	(213)
Property, plant and equipment as at December 31st	$530	$731
The historic cost as of December 31, 2020 and 2019 for property, plant and equipment was $1.9 million. As of December 31, 2020 and 2019, accumulated amortization was $1.3 million and $1.1 million, respectively.

5. Financial Assets
At December 31, 2020, the Company holds investments of $0.7 million for noncontrolling interests in privately-held companies which are considered unquoted equity securities (2019: $3.6 million). At December 31, 2020, the Company holds investments of $1.5 million for noncontrolling interests in publicly-held companies which are classified as quoted equity securities. At December 31, 2019, the Company had investments in unquoted debt securities which had a fair market value and cost of approximately $129.6 million. Information on the accounting for these financial assets is provided in Note 7 "Financial Assets" to the Consolidated Financial Statements of the Group.

(in thousands)	2020	2019
Unquoted equity securities	$656	$3,554
Quoted equity securities	1,469	—
Unquoted debt securities	—	129,586
Financial assets	$2,125	$133,140
thereof current financial assets	$1,469	$107,118
thereof non-current financial assets	$656	$26,022

6. Financial Fixed Assets
The financial fixed assets are presented in the statements of financial position based on either their net asset value in accordance with the aforementioned accounting principles of the Consolidated Financial Statements, or at amortized cost. There are no indications the fair value of the financial assets are lower than the values as presented in the statements of financial position as of December 31, 2020.

(in thousands)	Total	Participating interests in group companies	Other participating interests	Loans receivable
January 1, 2019	$3,411,757	$2,723,689	$6,849	$681,219
Increases	372,229	163,349	1,549	207,331
Decreases	(224,031)	—	(5,724)	(218,307)
Dividends received	(207,401)	(207,401)	—	—
Share in results from participating interests, after tax	25,176	25,912	(736)	—
Translation adjustments	(1,306)	—	—	(1,306)
December 31, 2019	$3,376,424	$2,705,549	$1,938	$668,937

(in thousands)	Total	Participating interests in group companies	Other participating interests	Loans receivable
January 1, 2020	$3,376,424	$2,705,549	$1,938	$668,937
Increases	1,273,938	360,321	—	913,617
Decreases	(16,105)	—	(304)	(15,801)
Dividends received	(714,552)	(714,552)	—	—
Share in results from participating interest, after tax	546,285	544,434	1,851	—
Translation adjustments	(3,812)	—	—	(3,812)
December 31, 2020	$4,462,178	$2,895,752	$3,485	$1,562,941

7. Financial Debts
Information on the financial debts of $442.5 million related to the Convertible Notes due in 2027, $0.2 million related to the Cash Convertible Notes due in 2021, $361.3 million related to the Cash Convertible Notes due in 2023, $429.5 million related to the Cash Convertible Notes due in 2024, $326.7 million related to the Private Placement and $357.6 million related to the German private placement bond ("Schuldschein") are provided under Note 16 "Financial Debts" to the Consolidated Financial Statements of the Group. Our revolving facility agreement and private placement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets, restrictions on priority indebtedness and maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2020.
Of the total $1.92 billion financial debts as of December 31, 2020, $42.5 million is included in current liabilities and $1.88 billion is included in non-current liabilities in the accompanying balance sheet of QIAGEN N.V. During the years ended December 31, 2020 and 2019, financial expense of $67.0 million and $69.5 million, respectively, is included in the accompanying income statement of QIAGEN N.V. and is primarily associated with these financial debts.

8. Common Shares
The authorized classes of our shares consist of Common Shares, Preference Shares and Financing Preference Shares. No Financing Preference Shares or Preference Shares have been issued. The Company had the following authorized shares issued and outstanding as of December 31, 2020 and 2019:

Authorized, (in thousands)	2020	2019
Common shares	410,000	410,000
Preference shares	450,000	450,000
Financing preference shares	40,000	40,000
At December 31st	900,000	900,000

Issued and outstanding, (in thousands)	2020	2019
Common shares issued	230,829	230,829
Treasury shares	(2,844)	(3,077)
Outstanding at December 31st	227,985	227,752

Par value in EUR per share	2020	2019
Common shares	0.01	0.01
Preference shares	0.01	0.01
Financing preference shares	0.01	0.01

Par value (in thousands)	2020	2019
Common shares issued at December 31st in EUR	2,308	2,308
Common shares issued at December 31st in USD	2,634	2,584

Company Financial Statements 75

9. Subsidiaries
The following is a list of the Company's subsidiaries as of December 31, 2020, other than certain subsidiaries that did not in the aggregate constitute a significant subsidiary. A list of subsidiaries has been filed with the Chamber of Commerce in Roermond, the Netherlands, and is available from the company upon request.

Company Name	Jurisdiction of Incorporation	Ownership	Voting Rights
Amnisure International LLC	USA	100%	100%
Cellestis Pty. Ltd.	Australia	100%	100%
Life Biotech Partners B.V.	Netherlands	100%	100%
NeuMoDx Inc.	USA	100%	100%
STAT-Dx Life S.L.	Spain	100%	100%
QIAGEN Aarhus A/S	Denmark	100%	100%
QIAGEN AB	Sweden	100%	100%
QIAGEN AG	Switzerland	100%	100%
QIAGEN Australia Holding Pty. Ltd.	Australia	100%	100%
QIAGEN Benelux B.V.	Netherlands	100%	100%
QIAGEN Beverly LLC	USA	100%	100%
QIAGEN China (Shanghai) Co. Ltd.	China	100%	100%
QIAGEN Luxembourg SARL	Luxembourg	100%	100%
QIAGEN Deutschland Holding GmbH	Germany	100%	100%
QIAGEN Finance (Malta) Ltd.	Malta	100%	100%
QIAGEN France S.A.S.	France	100%	100%
QIAGEN Gaithersburg LLC	USA	100%	100%
QIAGEN GmbH	Germany	100%	100%
QIAGEN Hamburg GmbH	Germany	100%	100%
QIAGEN Inc.	Canada	100%	100%
QIAGEN Instruments AG	Switzerland	100%	100%
QIAGEN K.K.	Japan	100%	100%
QIAGEN LLC	USA	100%	100%
QIAGEN Ltd.	UK	100%	100%
QIAGEN Manchester Ltd.	UK	100%	100%
QIAGEN Marseille S.A.	France	100%	100%
QIAGEN North American Holdings Inc.	USA	100%	100%
QIAGEN Pty. Ltd.	Australia	100%	100%
QIAGEN Redwood City Inc.	USA	100%	100%
QIAGEN Sciences LLC	USA	100%	100%
QIAGEN S.r.l.	Italy	100%	100%
QIAGEN Treasury Management Services Ltd.	UAE	100%	100%
QIAGEN U.S. Finance LLC	USA	100%	100%

10. Equity
Share Premium
The share premium concerns the income from the issuing of shares in so far as this exceeds the nominal value of the shares (above par income). Of share premium, no legal restrictions apply to the distribution thereof and therefore can be considered freely distributable.
Company Financial Statements 76

Legal Reserves
Legal reserves as of December 31, 2020 and 2019 were $(206.9) million and $(278.0) million, respectively, and include the amounts as shown in the table below:

(in thousands)	2020	2019
Cumulative foreign currency translation adjustment	$(215,733)	$(302,729)
Capitalized development costs related to subsidiaries	32,141	27,042
Cash flow hedge reserve	$(23,268)	$(2,289)
Legal reserves	$(206,860)	$(277,976)
The legal reserves set up in connection with the capitalized development costs related to subsidiaries as described in Note 12 "Goodwill and Intangible Assets" to the Consolidated Financial Statements of the Group. As a result of the capitalization and subsequent amortization of these capitalized development costs, the net impact on the legal reserves was $5.1 million and $(9.1) million for the years ended December 31, 2020 and 2019, respectively.
Other Reserves
Other reserves as of December 31, 2020 and 2019 were $(0.6) million and $(0.6) million, respectively, and include the amounts as shown in the table below.

(in thousands)	2020	2019
Pension reserve	$(599)	$(561)
The amounts noted in the table above for other reserves include adjustment for the impact of deferred income taxes.

11. Financial Instruments
Information on the use of financial instruments and on related risks is provided in Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments" to the Consolidated Financial Statements of the Group and includes information about the Group's exposure to these risks, the Group's objectives, policies and processes for measuring and managing risk, and the Group's management of capital.
These risks, objectives, policies and processes for measuring and managing risk, and the management of capital apply also to the separate financial statements of QIAGEN N.V.
In the ordinary course of business, we use derivative instruments to manage potential losses from foreign currency exposures and interest bearing assets or liabilities as further described in Note 26 to the Consolidated Financial Statements. For the years ended December 31, 2020 and 2019, gains and losses on these derivatives instruments are included in Other financial results in the accompanying income statements of QIAGEN N.V.

12. Income Tax
Together with Life Biotech Partners B.V., the Company forms a fiscal unity for corporate income tax purposes. For value-added tax purposes, the fiscal unity includes all Dutch subsidiaries of the Company. The standard conditions of fiscal unity stipulate that each of the companies is liable for the tax payable of all companies belonging to the fiscal unity.

13. Employee Information

Average Number of Employees	2020	2019
Research & Development	928	1,005
Sales	2,131	2,030
Production	1,365	1,116
Marketing	320	309
Administration	610	566
Total	5,354	5,026
The average number of employees working outside the Netherlands during the year ended December 31, 2020 was 5,303 (2019: 4,979).
Company Financial Statements 77

The pension plans applicable to the employees are financed through contributions to external pension insurance companies. The contribution due is accounted for in the profit and loss as an expense. Prepaid contributions are recognized as deferred assets if these lead to a refund or reduction of future payments. Contributions that are due but have not yet been paid are presented as liabilities. Information on personnel costs is provided under Note 23 "Employee Benefits and Personnel Costs" to the Consolidated Financial Statements of the Group.

14. Related Party Transactions
Information on related party transactions including remuneration of the members of the Managing and Supervisory Board is provided under Note 24 "Related Party Transactions" to the Consolidated Financial Statements of the Group. Information on the remuneration policy is provided in the Corporate Governance Report.

15. Auditor Fees
Information on auditor fees is provided under Note 31 "Fees Paid External Auditors" to the Consolidated Financial Statements of the Group.

16. Subsequent Events
Based on the Company’s review, no events or transactions have occurred subsequent to December 31, 2020 that would have a material impact on the financial statements as presented.
Company Financial Statements 78

Signatures

Venlo, the Netherlands, April 29, 2021

QIAGEN N.V.

Thierry Bernard	Roland Sackers
Chief Executive Officer	Chief Financial Officer

Company Financial Statements 79

OTHER INFORMATION

Other Information 80

To: the General Meeting of Shareholders and the Supervisory Board of QIAGEN N.V.
Report on the audit of the financial statements 2020 included in the annual report
Our opinion
In our opinion:
–the accompanying consolidated financial statements give a true and fair view of the financial position of QIAGEN N.V. as at 31 December 2020 and of its result and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code.
–the accompanying company financial statements give a true and fair view of the financial position of QIAGEN N.V. as at 31 December 2020 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.
What we have audited
We have audited the financial statements 2020 of QIAGEN N.V. (‘the Company’) based in Venlo, Netherlands. The financial statements include the consolidated financial statements and the company financial statements.
The consolidated financial statements comprise:
1the consolidated balance sheet as at December 31, 2020;
2the following consolidated statements for 2020: the income statement, the statement of comprehensive income (loss), cash flows and changes in equity; and
3the notes comprising a summary of the significant accounting policies and other explanatory information.
The company financial statements comprise:
1the company balance sheet as December 31, 2020;
2the company income statement for 2020;
3the company statement of changes in equity for 2020; and
4 the notes comprising a summary of the accounting policies and other explanatory information.
Basis for our opinion
We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the ‘Our responsibilities for the audit of the financial statements’ section of our report.
We are independent of QIAGEN N.V. in accordance with the EU Regulation on specific requirements regarding statutory audits of public-interest entities, the ‘Wet toezicht accountantsorganisaties’ (Wta, Audit firms supervision act), the ‘Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten’ (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the ‘Verordening gedrags- en beroepsregels accountants’ (VGBA, Dutch Code of Ethics).
Other Information 81

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Audit approach
Summary

Materiality
–Materiality of USD 16 million –4.1% of normalized income before income taxes

Group audit
–87% of total assets –81% of net sales

Key audit matters
–Initial recognition of the fair value of developed technology and in-process research and development assets related to the NeuMoDx business combination
–Assessment of (un)recognized tax benefits
–Initial recognition and measurement of the USD 500 million convertible notes

Opinion
Unqualified
Materiality
Based on our professional judgement we determined the materiality for the financial statements as a whole at USD 16 million (2019: USD 9.5 million). The materiality is determined with reference to normalized income before taxes (2020: 4.1%, 2019: 4.4%). The income before income taxes is normalized by adjusting for significant items that do not represent normal, continuing operations, as the most significant being the fair value adjustment of the cash conversion option within the convertible note (and in 2019 also the restructuring and impairment charges). We consider normalized income before income taxes as the most appropriate benchmark because of the nature of the business and the fact that the main stakeholders are primarily focused on income before income tax. We have also taken into account misstatements and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons.
We agreed with the Supervisory Board that misstatements in excess of USD 800,000 which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.
Scope of the group audit
QIAGEN N.V. is at the head of a group of components. The financial information of this group is included in the consolidated financial statements of the Company.
Our group audit is mainly focused on significant components. Based on the size and the risk profile of the components, we determined the scope of the audit procedures to be performed. KPMG Germany was engaged by us and received instructions to perform the majority of the audit procedures for the group audit and the audit of the German and foreign locations. In addition, other KPMG offices were involved to perform specified audit procedures on selected accounts of foreign locations.
We have:
–performed part of the audit procedures at group level ourselves ;
–made use of the work of the component auditors who performed full scope audit procedures (audit of complete reporting package) and specified audit procedures at the parent and local entity level; and
Other Information 82

–performed analytical procedures with assistance of KPMG Germany on the remaining entities, considering their significance and/or their risk profile.
The group audit team set materiality levels for the audits of components, which ranged from USD 2.2 million to USD 9.5 million, based on the judgement of the group audit team given the mix of size and risk profile of these entities within the group.
The group audit team has sent detailed instructions to the auditor of the components which includes the significant risk areas that should be covered and sets out the information required to be reported to the group audit team. The group audit team held telephone conferences with the component auditors. During these telephone conferences, the audit approach, the findings and observations reported to the group audit team were discussed in detail. Due to the restrictions caused by COVID-19, the file review performed on the audit file of KPMG Germany has been done remotely. In addition, due to the inability to arrange in-person meetings with them, we have increased the use of alternative methods of communication with them, including through written instructions, exchange of emails and virtual meetings.
By performing the procedures mentioned above at components, together with additional procedures at group level, we have been able to obtain sufficient and appropriate audit evidence about the group’s financial information to provide an opinion about the financial statements.
The procedures as described above can be summarized as follows:
Our key audit matters
Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements. We have communicated the key audit matters to the Supervisory Board. The key audit matters are not a comprehensive reflection of all matters discussed.
These matters were addressed in the context of our audit of the financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.
Compared to last year the key audit matters with respect to ‘’NGS related restructuring costs and impairments’’ and ‘’Evaluation of Formulatrix assets purchase agreement as an asset acquisition’’ are no
Other Information 83

longer key audit matters, since the situation qualifying them as a key audit matter last year did not occur this year.

Initial recognition of the fair value of developed technology and in-process research and development assets related to the NeuMoDx business combination
Description
As disclosed in Note 5 to the consolidated financial statements, the Company acquired the remaining 80.1% shares of NeuMoDx Molecular, Inc. (“NeuMoDx”) for a purchase price of USD 239.4 million, net of cash. In allocating the purchase price, the Company recognized intangible assets at fair value in the amount of USD 157.2 million, including developed technology of USD 101.0 million and in-process research and development (‘IPR&D’) assets of USD 55.0 million, and goodwill in the amount of USD 157.6 million.
Evaluating the key fair value assumptions, including the projected revenue and related growth rates and discount rates, involves a high degree of judgment. Given the significant amounts of the fair values of the items, minor changes in those assumptions could have a significant effect on the determination of fair value. We therefore identified the initial recognition of the fair values of the developed technology and IPR&D as a key audit matter.

Our response
The primary procedures we performed to address this key audit matter included the following:
–We evaluated the design and tested the operating effectiveness of an internal control related to the Company’s acquisition-date fair value measurement process of intangible assets, including the development of the key assumptions.
–We obtained the reports from the external valuation expert engaged by QIAGEN to assist management with the purchase price allocation and the identification of identifiable assets and liabilities in the NeuMoDx business combination.
–We inspected the underlying documentation and evaluated whether the terms and other information about the transaction are consistent with the purchase price allocation.
–We evaluated the growth rates used by the Company to determine projected revenue by comparing them to industry benchmarks and publicly available data.
–We involved valuation professionals with specialized skills and knowledge, who assisted in:
–performing sensitivity analyses to assess the impact of possible changes to the key assumptions on the fair value of these intangible assets,
–assessment of methodology, assumptions and data used,
–developing an estimated range of fair values of the developed technology and IPR&D acquired using the Company’s key assumptions and an independently developed range of discount rates using publicly available market data for comparable entities and comparing them to the Company’s selected discount rates.
–Finally, we assessed the adequacy of the disclosures in Note 5 to the financial statements with relevant IFRS standards.

Our response
The results of our procedures, to ensure appropriate accounting of the NeuMoDx business acquisition and the fair values of the developed technology and IPR&D including the appropriateness of the valuation assumptions used were satisfactory. Furthermore, we assessed the disclosure in Note 5 and found these to be adequate.

Other Information 84

Assessment of (un) recognized tax benefits
Description
As disclosed in Note 17 to the consolidated financial statements, the Company has unrecognized tax benefits of USD 100.1 million as at December 31, 2020. The Company conducts its business globally and operates more than 50 consolidated subsidiaries in multiple tax jurisdictions. This multi-jurisdictional business operation involves complex intercompany operating and financing activities. The nature of these activities can result in uncertainties in the estimation of the related tax exposures. The Company initially recognizes and subsequently measures the unrecognized tax benefit in its consolidated financial statements when it is more likely than not that the position will be sustained upon examination by the tax authorities.
Complex tax laws and regulations required significant management judgement and specialized skills and knowledge were required in evaluating the Company’s interpretation and application of tax laws in the jurisdictions where it operates and its estimate of the ultimate resolution of the tax position. We therefore identified the assessment of (un)recognized tax benefits as a key audit matter.

Our response
The primary procedures we performed to address this key audit matter included the following:
–We evaluated design and operating effectiveness certain internal controls related to the Company’s unrecognized tax benefit process, including controls related to (1) its interpretation and application of tax statutes and legislation, and changes thereto, in the various jurisdictions in which it operates and (2) its determination of the estimate for the associated unrecognized tax benefit.
–We have performed a retrospective analysis to evaluate the historical accuracy of management’s estimates.
–We inspected the Company’s legal composition to identify and assess changes in operating structures and financing arrangements.
–With respect to the results of inspections by tax authorities, we inquired with the Company’s tax department in combination with inspecting correspondence with the responsible tax authorities.
–We involved tax and transfer pricing specialists with specialized skills and knowledge, who assisted in:
–evaluating the Company’s interpretation and application of multi-jurisdictional tax laws, and changes thereto, and its impact on the unrecognized tax benefit by reading advice obtained from the Company’s external specialists,
–inspecting the lapse of statute of limitations and settlements with tax authorities over a selection of unrecognized tax benefits to evaluate the amount in the settlement documents compared to the unrecognized tax benefit, and
–inspecting a selection of intercompany operating and financing activities between group entities to assess the sustainability of tax positions based on their technical merits and the probabilities of possible settlement alternatives.
–Finally, we assessed the adequacy of the disclosures in Note 17.

Our response The results of our procedures on the accounting for unrecognized tax benefits were satisfactory and we found the disclosure in Note 17 to be adequate.
Other Information 85

Initial recognition and measurement of the USD 500 million convertible notes
Description
As disclosed in Note 16, In December, 2020, QIAGEN N.V. issued USD 500 million convertible notes ('Convertible Notes') with the maturity date of December 17, 2027. Accounting for the Convertible Notes is complex, as considerations include bifurcation of embedded derivatives and fair value measurements including conversation rates and debt equity classifications of warrants. Considering the significance, the significant management judgement and complexity related to the Convertible Notes we consider this to be a key audit matter.

Our response
The primary procedures we performed to address this key audit matter included the following:
–We inspected the assessment by key management of the transaction with supporting documentation, including the executed agreements and reconciliation to the supporting documentation to determine the nature, terms, and business purpose of the transaction.
–We inspected with assistance of our financial instruments accounting specialists the Company's accounting for the Convertible Notes and assessed the application of the relevant authoritative guidance under IAS 32, Financial Instruments: Presentation and IFRS 9, Financial Instruments.
–We involved valuation specialists with specialized skills and knowledge, who assisted in the audit of the valuation of the conversion option at fair value, including assessment of methodology, assumptions and data used.
–We evaluated the adequacy of the disclosures included in Note 16, Financial Debts and Note 26 Financial Risk Factor and Use of Derivative Financial Instruments.

Our response
The results of our procedures, to ensure appropriate initial recognition and measurement of the Convertible Notes including the appropriateness of the valuation assumptions used were satisfactory. Furthermore, we assessed the disclosures in Note 16, Financial Debts, and Note 26, Financial Risk Factors and Use of Derivative Financial Instruments and found these to be adequate.

Report on the other information included in the annual report
In addition to the financial statements and our auditor’s report thereon, the annual report contains other information.
Based on the following procedures performed, we conclude that the other information:
–is consistent with the financial statements and does not contain material misstatements; and
–contains the information as required by Part 9 of Book 2 of the Dutch Civil Code.
We have read the other information. Based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements.
By performing these procedures, we comply with the requirements of Part 9 of Book 2 of the Dutch Civil Code and the Dutch Standard 720. The scope of the procedures performed is less than the scope of those performed in our audit of the financial statements.
Management is responsible for the preparation of the other information, including the information as required by Part 9 of Book 2 of the Dutch Civil Code.
Other Information 86

Report on other legal and regulatory requirements and ESEF
Engagement
We were engaged by the General Meeting of Shareholders as auditor of QIAGEN N.V. on June 23, 2015, as of the audit for the year 2015 and have operated as statutory auditor ever since that financial year.
No prohibited non-audit services
We have not provided prohibited non-audit services as referred to in Article 5(1) of the EU Regulation on specific requirements regarding statutory audits of public-interest entities.
European Single Electronic Format (ESEF)
QIAGEN N.V. has prepared its annual report in ESEF. The requirements for this format are set out in the Commission Delegated Regulation (EU) 2019/815 with regard to regulatory technical standards on the specification of a single electronic reporting format (these requirements are hereinafter referred to as: the RTS on ESEF).
In our opinion, the annual report prepared in the XHTML format, including the partially tagged consolidated financial statements as included in the reporting package by QIAGEN N.V., has been prepared in all material respects in accordance with the RTS on ESEF.
Management is responsible for preparing the annual report including the financial statements in accordance with the RTS on ESEF, whereby management combines the various components into a single reporting package. Our responsibility is to obtain reasonable assurance for our opinion whether the annual report in this reporting package, is in accordance with the RTS on ESEF.
Our procedures taking into consideration Alert 43 of NBA (the Netherlands Institute of Chartered Accountants), included amongst others:
–obtaining an understanding of the entity's financial reporting process, including the preparation of the reporting package;
–obtaining the reporting package and performing validations to determine whether the reporting package containing the Inline XBRL instance document and the XBRL extension taxonomy files have been prepared in accordance with the technical specifications as included in the RTS on ESEF;
–examining the information related to the consolidated financial statements in the reporting package to determine whether all required taggings have been applied and whether these are in accordance with the RTS on ESEF.
Description of responsibilities regarding the financial statements
Responsibilities of the Managing Board and the Supervisory Board for the financial statements
The Managing Board is responsible for the preparation and fair presentation of the financial statements in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code. Furthermore, the Managing Board is responsible for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.
As part of the preparation of the financial statements, the Managing Board is responsible for assessing the Company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, the Managing Board should prepare the financial statements using the going concern basis of accounting unless the Managing Board either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so. The Managing Board should disclose events and circumstances that may cast significant doubt on the company’s ability to continue as a going concern in the financial statements.
The Supervisory Board is responsible for overseeing the Company’s financial reporting process.
Other Information 87

Our responsibilities for the audit of the financial statements
Our objective is to plan and perform the audit engagement in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.
Our audit has been performed with a high, but not absolute, level of assurance, which means we may not detect all material errors and fraud during our audit.
Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.
A further description of our responsibilities for the audit of the financial statements is located at the website of the ‘Koninklijke Nederlandse Beroepsorganisatie van Accountants’ (NBA, Royal Netherlands Institute of Charted Accountants) at: http://www.nba.nl/ENG_oob_01. This description forms part of our auditor’s report.
Eindhoven, April 29, 2021
KPMG Accountants N.V.
M.J.A. Verhoeven RA

Other Information 88

Appendix
We have exercised professional judgement and have maintained professional scepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. Our audit included among others:
–identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than the risk resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;
–obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control;
–evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management;
–concluding on the appropriateness of Management’s use of the going concern basis of accounting, and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause a company to cease to continue as a going concern;
–evaluating the overall presentation, structure and content of the financial statements, including the disclosures; and
–evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
Because we are ultimately responsible for the opinion, we are also responsible for directing, supervising and performing the group audit. In this respect we have determined the nature and extent of the audit procedures to be carried out for group components. Decisive were the size and/or the risk profile of the group components or operations. On this basis, we selected group components for which an audit or review had to be carried out on the complete set of financial information or specific items.
We communicate with the Supervisory Board regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit. In this respect we also submit an additional report to the audit committee in accordance with Article 11 of the EU Regulation on specific requirements regarding statutory audits of public-interest entities. The information included in this additional report is consistent with our audit opinion in this auditor’s report.
We provide the Supervisory Board with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
Other Information 89

From the matters communicated with the Supervisory Board, we determine the key audit matters: those matters that were of most significance in the audit of the financial statements. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.
Other Information 90

Provisions in the Articles of Association Governing the Appropriation of Net Income
According to Article 40 till 42 of the Articles of Association, the allocation of net income will be as follows. Subject to certain exceptions, dividends may only be paid out of profits as shown in our annual report as adopted by the General Meeting of Shareholders. Distributions may not be made if the distribution would reduce the shareholders’ equity below the sum of the paid-up capital and any reserves required by Dutch Law or the Articles.
Out of profits, dividends must first be paid on any outstanding Preference Shares (the “Preference Share Dividend”) in a percentage (the “Preference Share Dividend Percentage”) of the obligatory amount (call) paid up on such shares at the beginning of the fiscal year in respect of which the distribution is made. The Preference Share Dividend Percentage is equal to the Average Main Refinancing Rates during the financial year for which the distribution is made. Average Main Refinancing Rate shall be made understood to mean the average value on each individual day during the financial year for which the distribution is made of the Main Refinancing Rates prevailing on such day. Main Refinancing Rate shall be understood to mean the rate of the Main Refinancing Operation as determined and published from time to time by the European Central Bank. If and to the extent that profits are not sufficient to pay the Preference Share Dividend in full, the deficit shall be paid out of the reserves, with the exception of any reserve, which was formed as share premium reserve upon the issue of Financing Preference Shares. If in any fiscal year the profit is not sufficient to make the distributions referred to above and if no distribution or only a partial distribution is made from the reserves referred to above, such that the deficit is not fully made good no further distributions will be made as described below until the deficit has been made good.
Out of profits remaining after payment of any dividends on Preference Shares such amounts shall be kept in reserve as determined by the Supervisory Board. Out of any remaining profits not allocated to reserve, a dividend shall be paid on the Financing Preference Shares in a percentage over the par value, increased by the amount of share premium that was paid upon the first issue of Financing Preference Shares, which percentage is related to the average effective yield on the prime interest rate on corporate loans in the United States as quoted in the Wall Street Journal. If and to the extent that the profits are not sufficient to pay the Financing Preference Share Dividend in full, the deficit may be paid out of the reserves if the Managing Board so decides with the approval of the Supervisory Board, with the exception of the reserve which was formed as share premium upon the issue of Financing Preference Shares.
Insofar as the profits have not been distributed or allocated to the reserves as specified above, they are at the free disposal of the General Meeting of Shareholders, provided that no further dividends will be distributed on the Preference Shares or the Financing Preference Shares.
The General Meeting may resolve, on the proposal of the Supervisory Board, to distribute dividends or reserves, wholly or partially, in the form of QIAGEN shares.

Other Information 91

Q I A G E N N . V . Sample to Insight M A N A G I N G B O A R D R E M U N E R A T I O N P O L I C Y Submitted to Annual General Meeting in June 2021

1 Introduction Background The proposed updated Remuneration Policy for the Managing Board as contained in this document is prepared by the Supervisory Board and will be submitted to the Annual General Meeting (AGM) of QIAGEN shareholders on June 29, 2021 for adoption. When adopted, it will come into force the day after the AGM. If this proposed Remuneration Policy will be adopted, the Supervisory Board will again submit a proposal to adopt a remuneration policy to the Company's general meeting of shareholders no later than at the AGM to be held in 2025. This proposed policy complies with the Dutch law provisions implementing the Shareholders Rights Directive II (EU Directive 2017/828). It further complies with the best practices in Corporate Governance in the United States and Germany, where QIAGEN shares are listed on the New York Stock Exchange (NYSE) and the Frankfurt Stock Exchange, respectively. The inclusion of perspectives from the U.S. is particularly important given that this country is the domicile of many of our competitors, and for many members of our leadership and senior executives team, and also a country that represents about 40% of our annual sales. Explanation is provided when, by exception, tried and proven remuneration practices of QIAGEN are given precedence. The Compensation Committee periodically conducts a comprehensive review of market developments and legal requirements in order to assess our policies and implementation. The outcome can result in recommendations to the Supervisory Board to adjust the remuneration in accordance with new developments or legal requirements within the boundaries set by the Remuneration Policy or to propose an amendment to the Remuneration Policy to the Company's general meeting. The proposed changes to our existing Remuneration Policy, which was adopted at the AGM in 2014, are to comply with the above-mentioned legislation, corporate governance standards as well as to reflect market developments. In preparing this proposed amendment, the Compensation Committee has also considered feedback expressed by shareholders in regular engagements and through of the outcome of the vote at the AGM in June 2020, where the previous proposal to amend the Remuneration Policy did not receive sufficient shareholder support. New in the 2021 Remuneration Policy The main proposed adjustments to our current Remuneration Policy can be summarized as follows: › A new reference group has been selected to benchmark the compensation level of our Managing Board. The number of companies has been reduced to 18 from 32. This reduced group provides the best comparison and reflects our global competitive position. These companies have been selected based on their market capitalization, direct competition for talent, similar complexity, scope of international activities, presence in similar industries and data transparency. › The cash-based Short-Term Incentive (STIs) remains conditional on the achievement of Financial Goals and Team Goals, as well as personal goals that may be used as a performance metric for a Managing Board member. This structure is consistent with the bonus plan used throughout QIAGEN for employees. As in the past, performance will be measured over a one-year period against specified targets, but details on the achievement levels will now be provided in greater details in the subsequent year due to their competitive nature. For Managing Board members, up to 110% of fixed remuneration can be paid out for full achievement of the targets. Overperformance can be rewarded up to a maximum 155% of target, while the payout is zero if no targets are achieved. › The share-based Long-Term Incentive (LTIs) will have a more simple and transparent design and be better aligned with stakeholder interests. As in the current policy, QIAGEN will continue to grant Performance Share Units (PSUs) to Managing Board members of up to 300% in fair value of fixed remuneration. The new elements of the LTI plan are: • Cliff vesting will take place after a three-year performance period instead of a one-year performance period followed by a lockup until vesting. • Performance is measured on two equally weighted financial goals (instead of four goals) that are vital to realizing QIAGEN’s strategy: net sales growth as an absolute target in U.S. dollars at constant exchanges rates (CER), and profitability measured in adjusted operating income margin (adjusted operating income as a percentage of sales).

2 • The maximum opportunity in case of overachievement has been raised to two times the target level (instead of 1.2 times) to strengthen the performance-driven character of the plan. Any performance below the minimum threshold levels, which will be disclosed, will result in zero shares awarded at vesting (instead of previously awarding PSUs at a minimum of 80% in case of underperformance). › Given to the dynamic business and economic conditions during 2021 due to the COVID-19 pandemic, the Supervisory Board has decided to implement a one-year performance period for 2021 instead of a three-year period. Cliff vesting will occur three years after the grant date in 2021. Starting in 2022, the performance measurement period for the grant in 2022, and for subsequent years, will be on a rolling three-year basis. › To further simplify the Policy, the QIAGEN Commitment Plan (offered share grants under strict holding and participation conditions) has been replaced by a straight-forward shareholding requirement. Managing Board members will be required to build up a shareholding equal to five times annual net base salary (after taxes) within four years of their first appointment. This very high level ensures that Managing Board members hold shares beyond a five-year lock-up period. The current Managing Board members already more than comply with this new standard. › Stricter severance and change-of-control arrangements are to be put in place for new contracts, in line with market practice and investor guidelines. Legacy contract agreements will be honored.

3 Proposed Remuneration Policy Policy principles Remuneration as a strategic instrument The Remuneration Policy supports the long-term development and strategy of QIAGEN in a highly dynamic environment and incentivizes maintaining an acceptable risk profile. The Remuneration Policy aims to reflect the input received from various stakeholders. It builds on remuneration principles and practices that have proven to be both fitting and effective for QIAGEN. The Supervisory Board ensures that the Policy and its implementation are linked to our objectives. More than ever, the ambition for QIAGEN is to stay true to our mission of advancing molecular testing and helping us achieve our vision of making improvements in life possible. QIAGEN is a global leader in providing a differentiated portfolio of products and services used across the continuum from research in Life Sciences to clinical healthcare using novel diagnostics. Founded in Germany in 1984, QIAGEN has grown by developing new solutions based on consumables kits, related instruments and bioinformatics to meet diverse and rapidly changing customer needs. QIAGEN’s strategy is focused on innovation and sustainable value creation with an emphasis on increasing growth, efficiency, engagement and improving customer experience. To successfully develop and implement this strategy, we need to attract and retain highly trained employees at all levels, including executive management level. U.S. practices have been taken into consideration to set competitive remuneration levels given that a significant number of our leaders, other senior managers, customers, competitors and employees are in this country. Remuneration principles QIAGEN strongly believes in competitive remuneration as a precondition to attracting intrinsically motivated top talent throughout all levels of the organization. Furthermore, we believe in pay for performance to provide a shared focus on operational and strategic targets that are rewarded when they are achieved. A system of corporate, team and individual performance incentives applies to all members of our global workforce. The percentage weighting toward corporate goals, and less for personal goals, shifts as job levels rise. Likewise, the variable portion of pay linked to performance as a share of total direct compensation increases with each job level, in line with greater responsibility and more significant impact on our results. At the executive level, QIAGEN believes that pay for performance should primarily focus on long-term value creation for shareholders and other stakeholders. Short-term incentives are essential to highlight the operational targets that are a precondition to realizing our strategy, and were increased in 2021 as part of total remuneration for the Managing Board members. Long-term incentives are considered to have the benefit of only being realized if QIAGEN is successful and also contribute to retention. These incentives represent the most significant element of the total remuneration, and are clearly aligned with our aim for long-term value creation for our shareholders. The remuneration principles are simple, transparent and provide internal consistency. They help the Supervisory Board and Managing Board to maintain equitable internal pay ratios that support efficient talent recruitment and development and succession planning. The principles are ingrained in our culture, and have proven successful in attracting the global talent QIAGEN needs to successfully develop and implement a sustainable growth strategy.

4 Support for Remuneration Policy As a global company incorporated in the Netherlands, as well as having stock market listings in the U.S. and Germany, QIAGEN intends to fully comply with all applicable legal requirements and governance best practices. We engage on a regular basis with stakeholders on our policies and seek their feedback. Within QIAGEN, the policies for our employees are transparent and meet broad support from teams around the world. Key attributes include linking compensation for all employees to our performance and ensuring strong internal consistency. The Compensation Committee monitors the developing views on compensation among shareholders and other stakeholders in Europe and the U.S., where QIAGEN seeks to attract and retain a significant share of leaders, senior executives and employees. The level of support in society for the Remuneration Policy is important for the Supervisory Board and has been taken into account in formulating the various elements. Due consideration has also been given to the level of support among the Company's employees, and their pay and employment conditions. Based on feedback received from shareholders and employees, as well as the leading opinions expressed in public debate among stakeholders, the Supervisory Board feels confident that the Remuneration Policy will receive broad support. Reference group benchmarking The Remuneration Policy and overall remuneration levels offered to members of the Managing Board are benchmarked regularly against a selected group of reference companies to ensure overall competitiveness. These companies have been selected based on their market capitalization, complexity and scope of international activities, industries in which they are present, talent they compete for and data transparency. The geographic composition of this reference group with U.S. companies reflects QIAGEN’s extensive and growing presence in this country and that the vast majority of our direct competitors are located in this country. The U.S. also is an increasingly important source for leadership, senior management and employees, and this practice has proven successful in the past. The median remuneration in this group serves as a reference level for total remuneration. The Supervisory Board may, after having obtained the advice of the Compensation Committee, decide to deviate from the median in setting remuneration depending on the experience, track record and specific situation of an individual considered for appointment to the Managing Board. As part of its periodic review of remuneration practices and with due observance of the principles for composing the reference group composition set out above, the Supervisory Board may adjust the composition of this reference group in view of developments among various companies, such as for mergers or acquisitions. Remuneration Policy principles Simple and transparent Remuneration schemes are clear and practical Compliant Remuneration conforms to high governance standards Aligned Remuneration is true to our mission, vision and strategy, ensures internal pay consistency Competitive Remuneration is competitive and benchmarked to relevant peers Performance-driven Major portion of remuneration value is at risk Long-term focus Share-based incentives focused on sustainable long-term value creation Reference group composition Europe United States bioMérieux SA Agilent Technologies, Inc. IDEXX Laboratories, Inc. Carl Zeiss Meditec AG Avantor, Inc. Illumina, Inc. DiaSorin S.p.A. Bio-Rad Laboratories, Inc. PerkinElmer, Inc. Eurofins Scientific SE Bruker Corporation Waters Corporation Merck KGaA Charles River Laboratories International, Inc. Sartorius AG Exact Sciences Corp. Tecan Group Ltd. Hologic, Inc.

5 Managing Board remuneration structure Overview Remuneration for Managing Board members consists of a combination of base salary, a short-term variable cash incentive (STIs) tied to the achievement of annual Financial Goals and Team Goals and a long-term incentive (LTIs) granted in share units that only vest after multiple years upon the achievement of predefined targets. In addition, Managing Board members can receive deferred compensation contributions and other benefits in line with market practice. The remuneration package for Managing Board members is designed to have a significant portion of total compensation in variable awards. The value of these awards can differ substantially from year to year depending on actual performance. Within the variable component, the incentives for short-term operational performance have a lower weight than those for long-term incentives, which are aimed at delivering sustainable value creation for shareholders and other stakeholders. The following tables outline remuneration elements for Managing Board members at target and maximum performance, in particular the relatively low level of base salary and high level of performance-based variable compensation: Fixed remuneration Base salary QIAGEN aims to provide members of its Managing Board with a base salary that is consistent with internal pay levels. It is set below the median of the reference group to allow for a larger proportion of long-term incentives to underscore the performance-driven strategy of this Remuneration Policy. Base salary levels are reviewed annually, and any increase is expected to be in line with the general workforce. Deferred compensation plans and other benefits Managing Board members participate in deferred compensation, defined contribution and similar plans. A contribution of an amount equal to up to 25% of the amount of base salary can be made to these plans. Customary other benefits may be provided including insurance coverage, company vehicles, and legal and tax assistance, and tax amounts paid by the Company to authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements or similar benefits. 11% 20% 69% Base salary STIs (Short-term incentives) LTIs (Long-term incentives) 20% 21%59% Base salary STIs (Short-term incentives) LTIs (Long-term incentives) Pay mix at target performance Pay mix at maximum performance

6 Variable remuneration Short-Term Incentive (STIs) Short-term incentives consist of an annual variable cash bonus award that is based upon the achievement of predetermined annual corporate and team performance goals, that apply to all employees. The company-wide policy additionally provides for incentives on personal goals. The different sets of goals have their own opportunity: › The weighted performance spread for the financial goals is 0% for less than minimum threshold achievement, 100% for full achievement and up to a maximum of 200% in case of overperformance. Financial Goals are set in accordance with the budget for the year, which is reviewed and approved by the Supervisory Board. They are adjusted in case of extraordinary events during the year that could not be foreseen at the time the budget was adopted, such as significant or extraordinary situations. These details will be disclosed in the Remuneration Report regarding the year in which they occurred. › Team Goals are a set of annual cross-functional targets aimed at achieving QIAGEN’s strategy focused on innovation and sustainable value creation. The metrics for the Team Goals are often based on targets from multi-year plans. In the event of Team Goals with multiple components, the outcome can either be no achievement, partial achievement or full achievement. In the event of single goals, they are either fully met or not met. When all goals are fully met, including the single goals, a performance maximum of 120% of the target level may be paid out. › Personal goals for Managing Board members can either be fully tied to the Team Goals or set on an individual basis by the Supervisory Board. In any case, payout is capped at 100% achievement, in line with the policy for all QIAGEN employees. For Managing Board members, up to 110% of fixed remuneration can be paid out for full achievement of the targets. Overperformance can be rewarded up to a maximum 155%, while the payout is zero if a disclosed minimum threshold is not achieved. The actual target payout level will be set for each new Managing Board member by the Supervisory Board upon appointment and reviewed over time. The Supervisory Board, upon the recommendation by the Compensation Committee, sets annual targets that are ambitious and quantifiable, along with the minimum and maximum performance levels and the methods to be used to determine whether the targets set are met, for the following metrics. Financial Goals Weight Team Goals Weight Net sales 20% Financial and non-financial targets: 50% Adj. operating income 20% Accelerate organic growth Adj. Free Cash Flow 10% Deliver efficiency and effectiveness Enhance growth with inorganic activities Increase value as employer of choice to attract and retain top talent Enhance customer experience Improve EHS (Environment, Health, Safety) Total weight at target 50% Total weight at target 50% As the actual target levels set each year are considered commercially sensitive, they will be published and accounted for ex post in the Remuneration Report regarding the year concerned.

7 Long-Term Incentive (LTIs) Managing Board members are granted Long-Term Incentives (LTIs) on an annual basis in the form of Performance Share Units (PSUs). The value of the regular annual long-term incentive awards at the grant date (depreciated due to factors such as risk of forfeiture, the risk of failure to achieve QIAGEN’s long-term initiatives, and the length of the vesting terms) is 300% of fixed remuneration. As part of the conditional grant of PSUs, the Supervisory Board, on recommendation of the Compensation Committee, sets ambitious and quantifiable targets with maximum performance levels for two target categories with equal weight. These categories are sales growth and adjusted operating income margin. These two targets are key financial metrics that reflect the profitable growth vital to QIAGEN’s strategy. In line with the reference companies noted in this Remuneration Policy, QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis and other non- U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. Details on these results can be found in QIAGEN’s reports at www.qiagen.com. The predefined LTI targets will be published upon grant in the “Outlook” section of the Remuneration Report and will be fully accounted for upon vesting. Vesting of these PSUs is subject to achievement levels for the two predefined performance targets over a three-year period. If the performance targets are fully met, all granted PSUs will vest. In case of overperformance, up to two times the granted PSUs may vest. No PSUs will vest if the disclosed minimum threshold performance levels are not achieved. LTI targets Weight Grant value (Of fixed remuneration) Maximum opportunity Net sales (In $ million CER) 50% Up to 150% 2x shares granted Adjusted operating income margin (% of sales) 50% Up to 150% 2x shares granted Total 100% Up to 300% 2x total shares granted Given the dynamic business and economic conditions during 2021 due to the COVID-19 pandemic, the Supervisory Board has decided to implement a one-year performance period for 2021 instead of a three-year performance period. For this year, targets for net sales and adjusted operation income will be given in absolute U.S. dollar amounts. Cliff vesting will occur three years after the grant date. Starting in 2022, the performance measurement period for the grant in 2022, and for subsequent years, will be on a rolling three-year basis. Shareholding requirement QIAGEN’s remuneration practice has been to grant a large majority of total Remuneration in the form of variable Elements, and the vast majority of this amount in the form of share-based compensation to ensure alignment with the long-term interests of shareholders. This is underpinned by a long-standing requirement to hold a significant amount of shares in QIAGEN. Under the policy, Managing Board members must build up a shareholding equal in value to five times their annual net base salary (after taxes) within four years of their first appointment. This very high level ensures that Managing Board members hold shares beyond a five-year lock-up period. Fairness test and adjustments As QIAGEN operates in an industry subject to dynamic trends and intense competition for talent, the Supervisory Board has a duty to review the fairness of variable compensation payouts in view of results. When results as calculated under the Remuneration Policy are not reasonable or considered fair under the prevailing circumstances, the Supervisory Board can use its discretionary authority to adjust payouts upwards or downwards. Any deviations are to be explained in the Remuneration Report for the period concerned.

8 Contract terms Term and termination Members of the Managing Board are appointed on a one-year service contract, which is aligned with the annual appointment of the Managing Board members by the AGM. Upon reappointment, the contract is automatically extended for the same term as outlined in the re- appointment term, and ends by operation of law at the end of the term of appointment. The contracts of the Managing Board members can be orderly terminated by the Managing Board member at any time with six months’ notice and by the Company with three months’ notice. In case of dismissal without cause or resignation by mutual agreement, the Supervisory Board may determine a suitable severance payment that will not exceed the annual base salary. Legacy contracts will be honored. The agreements of Managing Board members with QIAGEN affiliates in jurisdictions outside the Netherlands may have different notice or severance conditions. Change of Control In the event of a change of control, Managing Board members who choose to resign may receive a payment up to a maximum of one time annual base salary. The vesting of PSU awards for which the performance period is incomplete will be at 100% of all shares conditionally granted. QIAGEN believes this approach is in line with international standards, in particular in the U.S. and Germany. Legacy contracts will be honored. Clawback provisions The Supervisory Board has the right to recover variable remuneration from Managing Board members based on its statutory powers in case of a payment based on incorrect information in respect of target performance, material financial restatement or individual gross misconduct. Any value adjustment or clawback is at the discretion of the Supervisory Board. It will be accounted for in the Remuneration Report regarding the year concerned. Loans Managing Board members are not eligible for any loans.

9 Decision-making process Overview Under the Shareholders Rights Directive II, a Remuneration Policy for the Managing Board is to be submitted to the AGM for adoption at least once every four years, where it requires at least 75% approval of the votes present. Under approval by the full Supervisory Board, the Policy is prepared by the Compensation Committee and takes into consideration: › Feedback received at the AGM and through shareholder engagement and the overall societal consensus. › The company’s identity, mission, business strategy, as well as long-term interests and sustainability. › The pay and employment conditions of employees. When approved by the AGM, the Remuneration Policy will be published without delay in the Investor Relations section of QIAGEN’s website at www.qiagen.com. If a proposal is not approved, the existing Remuneration Policy will continue to apply, and the Supervisory Board shall submit a revised proposal to the next AGM. Derogation In the event of exceptional circumstances, the Supervisory Board may at its own discretion, upon recommendation of the Compensation Committee, decide to temporarily derogate from the Remuneration Policy. A derogation for exceptional circumstances covers situations in which it is necessary to serve the long-term interests and sustainability of the Company as a whole or to assure its viability. These can include, but are not limited to, provisions on base salary, variable remuneration and other contractual benefits as set out above to facilitate the recruitment or to secure new Managing Board members. Upon attracting a member of the Managing Board from outside QIAGEN, the Supervisory Board may at its discretion, in addition to the other remuneration under this Remuneration Policy, offer a one-time compensation for variable remuneration rights lost at the previous employer by accepting the position at QIAGEN. Any such “sign-on bonus” will be accounted for in a summary of the contract to be submitted to the AGM voting on the nomination.

Q I A G E N N . V . S U P E R V I S O R Y B O A R D R E M U N E R A T I O N P O L I C Y Submitted to Annual General Meeting in June 2021 Sample to Insight

1 Introduction This Remuneration Policy for the Supervisory Board was submitted to the Annual General Meeting (AGM) of shareholders of QIAGEN on June 30, 2020, and approved by 84% of the votes cast at the meeting. This Policy was retroactive to January 1, 2020. It will apply no more than four years and the Supervisory Board will submit a new policy no later than the AGM of 2024. This Policy complies with the European Directive on shareholder engagement as implemented in the legislation in the Netherlands, where QIAGEN is incorporated. It aims to provide transparency that enables and invites shareholder dialogue. This Policy further complies with the best practices in Corporate Governance in Germany and the United States, where QIAGEN is listed on the Frankfurt Stock Exchange and NYSE, respectively. Explanation will be provided when, by exception, tried and proven remuneration practices are given precedence. New in the 2021 Remuneration Policy This Remuneration Policy describes and codifies our remuneration practices. The shareholders of QIAGEN adopted this Remuneration Policy in compliance to the Dutch implementation of the Shareholder Rights Directive II, which introduced the requirement for the Company to have a remuneration policy in respect of the Supervisory Board. Additionally, the annual compensation granted to members of certain Supervisory Board committees are proposed to be harmonized, and for this topic to be submitted for shareholder approval at the Annual General Meeting in June 2021. No other changes are currently planned for the compensation elements involving Supervisory Board members. Policy principles Remuneration as a strategic instrument This Policy supports the long-term development and strategy of QIAGEN in a highly dynamic environment, while aiming to address the requests of various stakeholders and maintaining an acceptable risk profile. It builds on remuneration principles and practices that have proven to be both fitting and effective for QIAGEN. The Supervisory Board ensures that the Policy and its implementation are linked to our objectives. More than ever, the ambition for QIAGEN is to stay true to our mission of advancing molecular testing and helping us achieve our vision of making improvements in life possible. QIAGEN is a global leader in providing a differentiated portfolio of products and services used across the continuum from research in Life Sciences to clinical healthcare using novel diagnostics. Founded in Germany in 1984, QIAGEN has grown by developing new solutions based on consumables kits, related instruments and bioinformatics to meet diverse and rapidly changing customer needs. QIAGEN’s strategy is focused on innovation and sustainable value creation with an emphasis on increasing growth, efficiency, engagement and improving customer experience. To realize our strategy successfully, we need to attract and retain highly qualified members of the Supervisory Board. Relevant experience at the executive level is required to supervise the execution of the strategy and to be a sounding board and advisor to our Managing Board, as well as employer of its members.

2 Remuneration principles QIAGEN strongly believes in competitive remuneration as a precondition to attracting intrinsically motivated top talent throughout all levels of the organization, including the Supervisory Board. We strongly believe in competitive remuneration as a precondition to attracting intrinsically motivated top talent. We focus on achieving a total remuneration level, both short-term and long term, which is comparable with levels provided by other European and United States-based companies. The remuneration level should reflect the responsibility of the and the intensive time commitment of a membership in a Supervisory Board, including the time needed for Committee assignments. As independence in judgement and position that is required in the supervisory function may not be compromised, we do not grant any variable or performance driven remuneration, that is dependent on the results of the company. We do believe however in remuneration that is partly paid in shares, in addition to fixed annual fees. The grant of a fixed number of Restricted Share Units (RSUs) underlines the long-standing commitment to QIAGEN that is expected of the members of the Supervisory Board and that QIAGEN has experienced to date. Support for Remuneration Policy As a global company incorporated in the Netherlands, as well as having stock market listings in the U.S. and Germany, QIAGEN intends to fully comply with relevant legal requirements and governance best practices. We engage on a regular basis with shareholders on our policies and seek their feedback. Within QIAGEN, the policies for our employees are transparent and meet broad support from teams around the world. Key attributes include linking compensation for all employees to our performance and ensuring strong internal consistency. It is noted that The Dutch Corporate Governance Code states a Supervisory Board member should not be granted equity-based compensation. This is, however, a very common practice for internationally oriented companies. As another example, The German Corporate Governance Code does not prescribe a practice of only providing cash fees as best practice, and even allows for performance-related remuneration of the Supervisory Board, provided it is geared to the long term. This is the case at QIAGEN given the multi-year vesting periods for share-based grants. Based on feedback received from shareholders and employees, as well as the leading opinions expressed in public debate among stakeholders, the Boards feel confident that this Policy should continue to receive broad support, as it did with about 83% support at the AGM of QIAGEN in June 2020. Reference group benchmarking The Remuneration Policy and overall remuneration levels offered to members of the Supervisory Board are benchmarked regularly against a selected group of reference companies to ensure overall competitiveness. These companies have been selected based on their market capitalization, direct competition for talent, similar complexity, scope of international activities, presence in similar industries and data transparency. It is identical to the labor market peer group used in setting remuneration levels for the Managing Board. The geographic composition of this reference group with U.S. companies reflects QIAGEN’s extensive and growing presence in this country, that the vast majority of our direct competitors are located in this country. The U.S. also is an increasingly important source for leadership, senior management and employees, and this practice has proven successful in the past. As part of its periodic review of remuneration practices, the Supervisory Board may adjust the composition of this reference group in view of developments among various companies, such as for mergers or acquisitions.

3 Supervisory Board remuneration structure Overview Remuneration for Supervisory Board members consists of a combination of fixed annual fees and a grant of a fixed number of RSUs. Fixed annual fees (including proposal at AGM 2021) Fee payable to the Chair of the Supervisory Board $150,000 Fee payable to each member of the Supervisory Board $57,500 Additional compensation payable to members holding the following positions: Chair of the Audit Committee $25,000 Members of the Audit Committee $15,000 Chairs of the Compensation & Human Resources Committee, Nomination & ESG Committee, or Science & Technology Committee $18,000 Members of the Compensation & Human Resources Committee, Nomination & ESG Committee, or Science & Technology Committee $11,000 Chairs of other committees $12,000 Members of other committees $6,000 Further, the Supervisory Board members are reimbursed for reasonable administration costs and tax consulting costs incurred in connection with the preparation of their tax returns up to an amount of EUR 5,000 per person per year. At the Annual General Meeting in June 2021, a proposal is planned to be put forward to shareholders to approve an adjustment of compensation for the Chairs and Members of the following three committees: Compensation and Human Resources Committee, the Nomination and ESG Committee, and the Science & Technology Committee. The payment levels have been brought to the same level as the Compensation Committee in the past. No change has been made in other compensation elements since approval of the Supervisory Board remuneration policy at the AGM in June 2020. Fixed compensation in RSUs Supervisory Board members receive annually share-based remuneration in the form of RSUs, which represent rights to receive QIAGEN Shares at future dates if the individual continues to provide service to the Company. The RSUs will be structured so that 40% of each award will vest three years from the grant date and the remaining 60% will vest five years from the grant date. Supervisory Board members shall each be granted 9,500 RSUs on an annual basis. An overview of the outstanding RSUs is included in QIAGEN’s annual Remuneration Report. The number of RSUs subject to each annual grant shall be reduced by 0.25% per each 1% increase in QIAGEN’s share price and increased by 0.25% per each 1% decrease in the share price, whereby the share price shall be determined as the average trading price of QIAGEN shares from July 1 through December 31 of each year preceding the grant.

4 Service agreements QAIGEN generally does not enter into written agreements with its Supervisory Board members, nor does it make any arrangements in respect of severance payment. If agreements are to be entered into in the future, such agreements will not be entered into for a term longer than the term of appointment of the Supervisory Board member concerned, which is for one year. These agreements will not provide for any arrangements in respect of severance payment and can be terminated upon resignation or dismissal of the Supervisory Board member, or with mutual consent of the parties to the agreement, taking into account the relevant provisions of the agreement. The Supervisory Board members do not participate in corporate benefit plans. Decision-making process Overview Under the European Directive (EU) 2017/828, a Remuneration Policy for the Supervisory Board is to be submitted to the AGM at least once every four years, where it requires at least 75% approval of the votes present. Under approval by the full Supervisory Board, the Policy is prepared by the Compensation Committee and takes into consideration: › Feedback received at the AGM and through shareholder engagement. › The Company’s identity, mission, business strategy, as well as long-term interests and sustainability. › The employment conditions of employees. When approved by the AGM, the Remuneration Policy will be published without delay in the Investor Relations section of QIAGEN’s website at www.qiagen.com. If a proposal is not approved, the existing Remuneration Policy will continue to apply, and the Supervisory Board shall submit a revised proposal to the next AGM. Derogation In exceptional circumstances only, the General Meeting of QIAGEN may decide to temporarily derogate from the Remuneration Policy. This derogation may concern all aspects of the policy. “Exceptional circumstances” only cover situations in which the derogation from the Remuneration Policy is necessary to serve the long-term interest and sustainability of the Company as a whole or to assure its viability.

Sample to Insight G R I C O N T E N T I N D E X A N D S U S T A I N A B I L I T Y A C C O U N T I N G S T A N D A R D S B O A R D ( S A S B ) I N D E X Q I A G E N N . V .

QIAGEN 2020 GRI Content Index and SASB Index2 Contents Contents 2 GRI content index 3 GRI 102: General Disclosures 2016 3 GRI 200: Economic 7 GRI 201: Economic Performance 2016 7 GRI 205: Anti-Corruption 2016 7 GRI 206: Anti-Competitive Behavior 2016 8 GRI 207: Tax 2019 8 GRI 300: Environmental 9 GRI 301: Materials 2016 9 GRI 302: Energy 2016 9 GRI 303: Water and Effluents 2018 10 GRI 305: Emissions 2016 11 GRI 306: Waste 2020 12 GRI 308: Supplier Environmental Assessment 2016 13 GRI 400: Social 14 GRI 401: Employment 2016 14 GRI 402: Labor/Management Relations 2016 15 GRI 403: Occupational Health and Safety 2018 15 GRI 404: Training and Education 2016 16 GRI 405: Diversity and Equal Opportunity 2016 17 GRI 412: Human Rights Assessment 2016 17 GRI 414: Supplier Social Assessment 2016 18 GRI 416: Customer Health and Safety 2016 18 GRI 417: Marketing and Labeling 2016 18 GRI 418: Customer Privacy 2016 19 Sustainability Accounting Standards Board (SASB) Index 20 Annex 23 Imprint 23 Contact 23

QIAGEN 2020 GRI Content Index and SASB Index3 GRI content index GRI 102: General Disclosures 2016 GRI 102-1: Name of the Organization Qiagen N.V. GRI 102-2: Activities, brands, products, and services See 2020 Annual Financial Report: Business and Operating Environment p. 22 See 2020 Annual Financial Report: Our Products pp. 24-28 GRI 102-3: Location of headquarters Venlo, Netherlands GRI 102-4: Location of operations See 2020 Annual Financial Report: Global Presence by Category of Activity and Geographic Market pp. 30-31 See 2020 Annual Financial Report: Organizational Structure p. 44 GRI 102-5: Ownership and legal form See 2020 Annual Financial Report: Key Share Data p. 19 See 2020 Annual Financial Report: Business and Operating Environment in 2020 p. 22 GRI 102-6: Markets served See 2020 Annual Financial Report: Principal Markets pp. 29-30 See 2020 Annual Financial Report: Global Presence by Category of Activity and Geographic Market pp. 30-31 GRI 102-7: Scale of the organization See 2020 Annual Financial Report: Our Products p. 24 See 2020 Annual Financial Report: Results of Operations p. 63 See 2020 Annual Financial Report: Consolidated Financial Statements pp. 124-127 GRI 102-8: Information on employees and other workers See 2020 Annual Financial Report: Non-Financial Statement: Employees p. 107 GRI 102-9: Supply chain See 2020 Annual Financial Report: Suppliers pp. 31-32 The following GRI Context Mapping refers to the following documents that are available for download at www.qiagen.com: QIAGEN 2020 Annual Financial Report QIAGEN 2019 Annual Report QIAGEN 2020 Sustainability Report

QIAGEN 2020 GRI Content Index and SASB Index4 GRI 102-10: Significant changes to the organization and its supply chain See 2020 Annual Financial Report: Recent Acquisitions p. 64 See 2020 Annual Financial Report: Acquisitions and Divestitures p. 150 GRI 102-11: Precautionary Principle or approach See 2020 Annual Financial Report: Risk Management p. 46 GRI 102-12: External initiatives See 2020 Annual Financial Report: Non-Financial Statement: Our Approach to Sustainability p. 102 See 2020 Annual Financial Report: Non-Financial Statement: Human Rights p. 110 GRI 102-13: Membership of associations See 2020 Annual Financial Report: Non-Financial Statement: Data and Cyber Security p. 112 See 2020 Annual Financial Report: Non-Financial Statement: Access to Healthcare p.119 GRI 102-14: Statement from senior decision-maker See Sustainability Report 2020: pp. 3-5 GRI 102-15: Key impacts, risks, and opportunities See 2020 Annual Financial Report: Non-Financial Statement: Our Approach to Sustainability p. 102 GRI 102-16: Values, principles, standards, and norms of behavior Sample to Insight is our strategic framework that puts the needs and challenges of our customers front and center. We identify the key challenges holding customers back and deliver solutions so they can achieve greater success, ultimately helping them exceed their own expectations and gain the insights critical for their work. See 2020 Annual Financial Report: Human Resources p. 75 See 2020 Annual Financial Report: Non-Financial Statement: Employees p. 107 See 2020 Annual Financial Report: Non-Financial Statement: Compliance p. 116 GRI 102-17: Mechanisms for advice and concerns about ethics See 2020 Annual Financial Report: Risks pp. 58-59 See 2020 Annual Financial Report: Non-Financial Statement: Compliance pp. 116-117 GRI 102-18: Governance structure See 2020 Annual Financial Report: Corporate Structure p. 82 See 2020 Annual Financial Report: Supervisory Board pp. 84-88 GRI 102-40: List of stakeholder groups We seek an open dialogue with our stakeholders including our employees, sahreholders, customers, business partners, govern- ments, regulators, tax authorities, NGOs, and the communities in which we operate. GRI 102-41: Collective bargaining agreements 3.72% of our employees are covered by collective bargaining agreements.

QIAGEN 2020 GRI Content Index and SASB Index5 GRI 102-42: Identifying and selecting stakeholders QIAGEN serves over 500,000 customers globally. In this process, the company comes into contact with a variety of internal and external stakeholders. These include, but are not limited to, employees and their representatives including local workers councils, customers, shareholders, suppliers, journalists, governments, and non-government agencies. GRI 102-43: Approach to stakeholder engagement See 2020 Annual Financial Report: Non-Financial Statement: Material Non-financial Information p. 103 For management purposes, we also work on the basis of defined material topics relating to sustainability. In the reporting period, we reviewed the materiality analysis first conducted in 2019. Please refer to our Non-Financial Statement 2019 for a detailed description of the procedure. GRI 102-44: Key topics and concerns raised See 2020 Annual Financial Report: Non-Financial Statement: Material Non-financial Information p. 103 Please refer to the Non-Financial Statement of our 2019 Annual Report for a detailed description of procedure. GRI 102-45: Entities included in the consolidated financial statements See 2020 Annual Financial Report: Organizational Structure p. 44 See 2020 Annual Financial Report: List of Subsidiaries p. 194 GRI 102-46: Defining report content and topic boundaries See 2020 Annual Financial Report: Non-Financial Statement: Material Non-financial Information p. 103 Please refer to the Non-Financial Statement of our 2019 Annual Report for a detailed description of procedure. GRI 102-47: List of material topics See 2020 Annual Financial Report: Non-Financial Statement: Material Non-financial Information p. 103 Please refer to the Non-Financial Statement of our 2019 Annual Report for a detailed description of procedure. GRI 102-48: Restatements of information No changes, as initial report. GRI 102-49: Changes in reporting No changes, as initial report. GRI 102-50: Reporting period January 1 – December 31, 2020. GRI 102-51: Date of most recent report No changes, as initial report.

QIAGEN 2020 GRI Content Index and SASB Index6 GRI 102-52: Reporting cycle Annually. GRI 102-53: Contact point for questions regarding the report Michael Moeller – QIAGEN / Michael.Moeller@qiagen.com Kate Bailey – QIAGEN / Kate.Bailey@qiagen.com GRI 102-54: Claims of reporting in accordance with the GRI Standards This report has been prepared in accordance with the GRI Standards: Core option. GRI 102-55: GRI Content Index This report is structured in accordance with the GRI Standards (2016, 2018 & 2019); therefore no additional GRI Content Index is provided. GRI 102-56: External assurance See 2020 Annual Financial Report: Auditor’s Report pp. 195-198

QIAGEN 2020 GRI Content Index and SASB Index7 GRI 200: Economic GRI 201: Economic Performance 2016 GRI 103: Management approach (including 103-1, 103-2, 103-3) See 2020 Annual Financial Report: Non-Financial Statement 2020: Our Approach to Sustainability p. 102 GRI 201-1: Direct economic value generated and distributed See 2020 Annual Financial Report: Consolidated Financial Statement p. 126 GRI 201-2: Financial implications and other risks and opportunities due to climate change See 2020 Annual Financial Report: Non-Financial Statement 2020: Environment p. 103 GRI 201-4: Financial assistance received from government See 2020 Annual Financial Report: Non-Financial Statement: Financial Assistance from Governments p. 115 See 2020 Annual Financial Report: Non-Financial Statement: COVID-19 Related Grants p. 115 GRI 205: Anti-Corruption 2016 GRI 103: Management approach (including 103-1, 103-2, 103-3) See 2020 Annual Financial Report: Compliance with Fraud and Abuse Laws pp. 39-41 See 2020 Annual Financial Report: Risks pp. 58-59 See 2020 Annual Financial Report: Non-Financial Statement: Compliance pp. 116-117 GRI 205-1: Operations assessed for risk related to corruption See 2020 Annual Financial Report: Non-Financial Statement: Compliance p. 116 GRI 205-3: Confirmed incidents of corruption and actions taken See 2020 Annual Financial Report: Non-Financial Statement: Compliance p. 117 In the reporting period, QIAGEN had 0 (none) legal actions pending or completed regarding antitrust or corruption.

QIAGEN 2020 GRI Content Index and SASB Index8 GRI 206: Anti-competitive Behavior 2016 GRI 103: Management approach (including 103-1, 103-2, 103-3) See 2020 Annual Financial Report: Compliance with Fraud and Abuse Laws pp. 39-41 See 2020 Annual Financial Report: Risks pp. 58-59 See 2020 Annual Financial Report: Non-Financial Statement: Compliance pp. 116-117 GRI 206-1: Legal actions for anti-competitive behavior, anti-trust, and monopoly practices See 2020 Annual Financial Report: Non-Financial Statement: Compliance p. 117 In the reporting period, QIAGEN had 0 (none) legal actions pending or completed regarding antitrust or corruption. GRI 207: Tax 2019 GRI 103: Management approach (including 103-1, 103-2, 103-3) See 2020 Annual Financial Report: Non-Financial Statement: QIAGEN’s Approach to Tax pp. 112-114 GRI 207-1: Approach to tax See 2020 Annual Financial Report: Non-Financial Statement: QIAGEN’s Approach to Tax pp. 112-114 GRI 207-2: Tax governance, control, and risk management See 2020 Annual Financial Report: Non-Financial Statement: QIAGEN’s Approach to Tax pp. 112-114 GRI 207-3: Stakeholder engagement and management of concerns related to tax See 2020 Annual Financial Report: Non-Financial Statement: QIAGEN’s Approach to Tax pp. 112-114 GRI 207-4: Country-by-country reporting See 2020 Annual Financial Report: Non-Financial Statement: Payments to Government for Income Taxes pp. 114-115

QIAGEN 2020 GRI Content Index and SASB Index9 GRI 300: Environmental GRI 301: Materials 2016 GRI 103: Management approach (including 103-1, 103-2, 103-3) See 2020 Annual Financial Report: Non-Financial Statement: Environment pp. 103-106 GRI 301-1: Materials used by weight or volume QIAGEN does not yet collect weight or volume data on raw material, auxiliary materials, or semi-finished products. This informa- tion will be available by 2024. Currently, only information on external plastic packaging is available. In 2020, QIAGEN used 205 tons of plastic material for ship- ping products. All packaging data will be collected and available for reporting by 2022. See also 2020 Annual Financial Report: Non-Financial Statement: Plastic Footprint Reduction p. 106 GRI 302: Energy 2016 GRI 103: Management approach (including 103-1, 103-2, 103-3) See 2020 Annual Financial Report: Non-Financial Statement: Environment pp. 103-106 GRI 302-1: Energy consumption within the organization See 2020 Annual Financial Report: Non-Financial Statement: Environmental Performance p. 105 GRI 302-2: Energy consumption outside of the organization Energy and emission data for Scope 3 upstream and downstream categories are not currently collected. This information will be available in 2022. GRI 302-3: Energy intensity See 2020 Annual Financial Report: Non-Financial Statement: Environmental Performance p. 105

QIAGEN 2020 GRI Content Index and SASB Index10 GRI 303: Water and Effluents 2018 GRI 103: Management approach (including 103-1, 103-2, 103-3) See 2020 Annual Financial Report: Non-Financial Statement: Environment pp. 103-106 GRI 303-1: Interactions with water as a shared resource Water is used for typical office activities, processes during manufacturing and within certain products, such as buffers. Over 80% of water used by QIAGEN is taken from public utilities in Germantown, U.S., and Hilden, Germany. Information on the water sources for all sites will be collected by 2022. Wastewater is discharged in accordance with local regulations and may be evaporated through chillers or discharged into the public utility. If water is contaminated, it goes through a process water waste treatment system before entering the public utility or is disposed of as hazardous waste. Currently there is no overarching global procedure or process for identifying or addressing runoff/process water impacts or water consumption. Water-related objectives are handled on a site-by-site basis in accordance with local regulations. GRI 303-2: Management of water discharge related impacts Currently there is no global standard; the minimum effluent discharge quality is determined on a site-by-site basis in accordance with local regulations. GRI 303-5: Water consumption QIAGEN consumed 113.74 megaliters of water in 2020. This data was compiled primarily from water bills, as well as estimations for shared buildings. 9.05 megaliters were extracted from areas classified as medium-high, high or extremely high-water stress by World Resources Institute Aqueduct. Water storage has not been determined to cause significant wastewater or process water-related impacts. See also Non-Financial Statement 2020: Environmental Performance p. 105 Water consumption Water stress level of site (As determined through WRI Aqueduct) QIAGEN water consumption (megaliters) Low 93.15 Low-medium 11.54 Medium-high 2.53 High 4.49 Extremely high 2.02 Total 113.74

QIAGEN 2020 GRI Content Index and SASB Index11 GRI 305: Emissions 2016 GRI 103: Management approach (including 103-1, 103-2, 103-3) See 2020 Annual Financial Report: Non-Financial Statement: Environment pp. 103-106 GRI 305-1: Direct (Scope 1) GHG emissions See 2020 Annual Financial Report: Non-Financial Statement: Environmental Performance pp. 104-105 QIAGEN’s emissions were calculated in terms of CO2e with emission factors including CO2, CH4 and N2O. For the location-based emission factors, those published by the VDA were used, which are provided by thinkstep – Sphera. For the market-based emission factors, those provided by the corresponding utility (for sites in EU and USA) were used. For the emission factors (residual mix), AIB and Green-e were used. Where no emission factors from the utility or for the residual mix were available, the emission factors (location-based) from the GHG Protocol (by thinkstep – Sphera) were used. GRI 305-2: Energy indirect (Scope 2) GHG emissions See 2020 Annual Financial Report: Non-Financial Statement: Environmental Performance pp. 104-105 QIAGEN’s emissions were calculated in terms of CO2e with emission factors including CO2, CH4 and N2O. For the location-based emission factors, those published by the VDA were used, which are provided by thinkstep – Sphera. For the market-based emission factors, those provided by the corresponding utility (for sites in EU and USA) were used. For the emission factors (residual mix), AIB and Green-e were used. Where no emission factors from the utility or for the residual mix were available, the emission factors (location-based) from the GHG Protocol (by thinkstep – Sphera) were used. GRI 305-3: Other indirect (Scope 3) GHG emissions See 2020 Annual Financial Report: Non-Financial Statement: Environmental Performance pp. 104-105 QIAGEN’s emissions were calculated in terms of CO2e with emission factors including CO2, CH4 and N2O. For the location-based emission factors, those published by the VDA were used, which are provided by thinkstep – Sphera. For the market-based emission factors, those provided by the corresponding utility (for sites in EU and U.S.) were used. For the emission factors (residual mix), AIB and Green-e were used. Where no emission factors from the utility or for the residual mix were available, the emission factors (location-based) from the GHG Protocol (by thinkstep – Sphera) were used. GRI 305-4: GHG emissions intensity See 2020 Annual Financial Report: Non-Financial Statement: Environmental Performance p. 104 QIAGEN’s emissions were calculated in terms of CO2e with emission factors including CO2, CH4 and N2O. GRI 305-5: Reduction of GHG emissions See 2020 Annual Financial Report: Non-Financial Statement: Environment p. 106 QIAGEN’s emissions were calculated in terms of CO2e with emission factors including CO2, CH4 and N2O.

QIAGEN 2020 GRI Content Index and SASB Index12 GRI 306: Waste 2020 GRI 103: Management approach (including 103-1, 103-2, 103-3) See 2020 Annual Financial Report: Non-Financial Statement: Environment pp. 103-106 GRI 306-1: Waste generation and significant waste-related impacts The raw materials, process and manufacturing materials, waste, byproducts, products and packaging used in QIAGEN’s products have potential impacts across the value chain. A comprehensive assessment of waste generated throughout QIAGEN’s value chain will be available in 2022. Examples of how QIAGEN reduces waste throughout the value chain include: redesigning packaging and products to use fewer materials, efficiency improvements in manufacturing, electronics recycling and digitization. QIAGEN contracts with third-party waste collectors. The process for selecting these third parties is handled on a site-by-site basis and is not subject to a global policy. An audit trail is used in accordance with EU requirements. Company-wide waste data is collected on an annual basis, but many sites monitor their waste on a monthly or more frequent basis. See also 2020 Annual Financial Report: Non-Financial Statement: Environmental Performance p. 105 GRI 306-2: Management of significant waste-related impacts The raw materials, process and manufacturing materials, waste, byproducts, products and packaging used in QIAGEN’s products have potential impacts across the value chain. A comprehensive assessment of waste generated throughout QIAGEN’s value chain will be available in 2022. Examples of how QIAGEN reduces waste throughout the value chain include: redesigning packaging and products to use fewer materials, efficiency improvements in manufacturing, electronics recycling and digitialization. QIAGEN contracts with third-party waste collectors. The process for selecting these third parties is handled on a site-by-site basis and is not subject to a global policy. An audit trail is used in accordance with EU requirements. Company-wide waste data is collected on an annual basis, but many sites monitor their waste on a monthly or more frequent basis. GRI 306-3: Waste generated See 2020 Annual Financial Report: Non-Financial Statement: Environmental Performance p. 105

QIAGEN 2020 GRI Content Index and SASB Index13 GRI 308: Supplier Environmental Assessment 2016 GRI 103: Management approach (including 103-1, 103-2, 103-3) See 2020 Annual Financial Report: Non-Financial Statement: Sustainable Supply Chain Management pp. 110-112 See 2020 Annual Financial Report: Non-Financial Statement: Plastic Footprint Reduction p. 106 GRI 308-1: New suppliers that were screened using environmental criteria New suppliers were not screened on the basis of environmental criteria in 2020. These criteria are being amended in 2021. GRI 308-2: Negative environmental impacts in the supply chain and actions taken See 2020 Annual Financial Report: Non-Financial Statement: Sustainable Supply Chain Management pp. 111-112 No data is available on the environmental impacts of suppliers, but will be collected in the long term. This information is expected to be available in 2022.

QIAGEN 2020 GRI Content Index and SASB Index14 GRI 400: Social GRI 401: Employment 2016 GRI 103: Management approach (including 103-1, 103-2, 103-3) See 2020 Annual Financial Report: Non-Financial Statement: Employees pp. 107-110 GRI 401-1: New employee hires and employee turnover See 2020 Annual Financial Report: Non-Financial Statement: Employees pp. 107-110 Employees hires and turnover Global 2020 December headcount 5,630 Hires 1,250 Terminations 716 Hires as % of headcount 22.2% Turnover 13.6% Employees by region 2020 Region AMERICAS APAC EMEA December headcount 1,327 1,224 3,079 Hires 372 223 655 Terminations 171 140 405 Hires as % of headcount 28.0% 18.2% 21.3% Turnover 14.5% 11.7% 14.0% Employees by gender 2020 Gender Female Male December headcount 2,717 2,913 Hires 592 658 Terminations 341 375 Hires as % of headcount 21.8% 22.6% Turnover 13.3% 13.8% Employees by age group 2020 Age group under 25 25 to 39 40 to 60 60 plus December headcount 187 2,936 2,312 195 Hires 162 751 314 23 Terminations 23 391 267 35 Hires as % of headcount 86.6% 25.6% 13.6% 11.8% Turnover 15.3% 14.1% 12.2% 20.3%

QIAGEN 2020 GRI Content Index and SASB Index15 GRI 402: Labor/Management Relations 2016 GRI 103: Management approach (including 103-1, 103-2, 103-3) See 2020 Annual Financial Report: Non-Financial Statement: Employees p. 107 See 2020 Annual Financial Report: Non-Financial Statement: Human Rights p. 110 GRI 402-1: Minimum notice periods regarding operational changes Our goal is always to inform employees about significant operational changes as early as possible and in alignment with local and legal requirements as well as collective agreements. Compliance is always at the forefront of our business decisions. In most cases we provide employees with more notice than required. GRI 403: Occupational Health and Safety 2018 GRI 103: Management approach (including 103-1, 103-2, 103-3) See 2020 Annual Financial Report: Non-Financial Statement: Employees pp. 107-110 GRI 403-1: Occupational health and safety management system See 2020 Annual Financial Report: Non-Financial Statement: Occupational Safety and Health Protection pp. 109-110 GRI 403-2: Hazard identification, risk assessment, and incident investigation See 2020 Annual Financial Report: Non-Financial Statement: Occupational Safety and Health Protection pp. 109-110 Procedures and processes for identifying work-related hazards and for assessing risks are handled on a site location basis. Each site has its own risk assessment process, and supervisor and employee training. Currently there is no overarching global procedure or process. The global process is in the implementation and planning phase and forms part of the global implementation roadmap with the goal of 2024. Procedures for reporting work-related hazards and hazardous situations are handled on a site location basis. The global process is being implemented as part of the global implementation roadmap with the goal of 2021. Employees in Germany are protected against retribution when leaving a dangerous situation by § 9, (3) of the “Act on the Implementation of Measures of Occupational Safety and Health to Encourage Improvements in the Safety and Health Protection of Workers at Work” (ArbSchG). The procedures and processes for investigating work-related incidents are handled on a site location basis. The global process is being implemented as part of the global implementation roadmap with the goal of 2021. GRI 403-3: Occupational health services The functions of occupational health services vary between sites. This information exists and will be reported by 2024. GRI 403-4: Worker participation, consultation, and communication on occupational health and safety Employees are involved in OHS management through the joint management-worker Health and Safety Committee (meets quarterly), regular safety inspections including interviews with employees, and two-way communication through the official EHS email address.

QIAGEN 2020 GRI Content Index and SASB Index16 GRI 403-5: Worker training on occupational health and safety OHS training is managed on a regional basis. This information exists and will be reported by 2024. GRI 403-6: Promotion of worker health See 2020 Annual Financial Report: Non-Financial Statement: Employees pp. 108-109 GRI 403-7: Prevention and mitigation of occupational health and safety impacts directly linked by business relationships See 2020 Annual Financial Report: Non-Financial Statement: Sustainable Supply Chain Management pp. 111-112 See 2020 Annual Financial Report: Non-Financial Statement: Quality and Product Safety pp. 117-118 GRI 403-9: Work-related injuries See 2020 Annual Financial Report: Non-Financial Statement: Occupational Safety and Health Protection pp. 109-110 In 2020, there were 29 work-related injuries with serious consequences other than fatalities, or 1.0 per 100 employees. GRI 404: Training and Education 2016 GRI 103: Management approach (including 103-1, 103-2, 103-3) See 2020 Annual Financial Report: Non-Financial Statement: Employees p. 107 GRI 404-2: Programs for upgrading employee skills and transition assistance programs See 2020 Annual Financial Report: Non-Financial Statement: Employees p. 107

QIAGEN 2020 GRI Content Index and SASB Index17 GRI 405: Diversity and Equal Opportunity 2016 GRI 103: Management approach (including 103-1, 103-2, 103-3) See 2020 Annual Financial Report: Non-Financial Statement: Diversity p. 108 GRI 405-1: Diversity of governance bodies and employees See 2020 Annual Financial Report: Non-Financial Statement: Diversity p. 108 On average, 32% of leadership positions were held by women worlwide. For a more detailed breakdown of per job level see table below. Breakdown of diversity of governance bodies and employee categories by age group: GRI 412: Human Rights Assessment 2016 GRI 103: Management approach (including 103-1, 103-2, 103-3) See 2020 Annual Financial Report: Non-Financial Statement: Human Rights p. 110 See 2020 Annual Financial Report: Non-Financial Statement: Business Ethics p. 112 GRI 412-2: Employee training on human rights policies or procedures See 2020 Annual Financial Report: Non-Financial Statement: Employees p. 107 See 2020 Annual Financial Report: Non-Financial Statement: Human Rights p. 110 See 2020 Annual Financial Report: Non-Financial Statement: Sustainable Supply Chain Management pp. 110-111 Women in leadership positions Job level Share of women Executive Committee 14% Leadership Team 16% Senior Management 23% Management 37% Professional Level 47% Associate 60% n/a 46% Leadership positions by age group Job level < 30 years 30-50 years > 50 years Total Executive Committee 42.9% 57.1% 100% Leadership Team 12.0% 88.0% 100% Senior Management 42.0% 58.0% 100% Management 0.2% 59.4% 40.4% 100% Professional Level 13.2% 71.8% 15.0% 100% Associate 30.6% 52.2% 17.3% 100% n/a 38.2% 33.7% 28.1% 100%

QIAGEN 2020 GRI Content Index and SASB Index18 GRI 414: Supplier Social Assessment 2016 GRI 103: Management approach (including 103-1, 103-2, 103-3) See 2020 Annual Financial Report: Non-Financial Statement: Sustainable Supply Chain Management pp. 110-112 GRI 414-2: Negative social impacts in the supply chain and actions taken See 2020 Annual Financial Report: Non-Financial Statement: Sustainable Supply Chain Management pp. 111-112 Our Procurement Policy includes specific expectations on suppliers to respect human rights. All contracted suppliers are expected to provide a workplace with fair treatment and free of discrimination. The Policy further prohibits all kinds of child labor, forced, bonded and indentured labor. Supplier audits are conducted if non-compliance is suspected. Audits are conducted on site at least every three years for all “A”-categorized direct suppliers. Audits are documented and results are shared with audited suppliers. To our knowledge, there were no violations regarding corporate governance or environmental and social standards in the reporting period. GRI 416: Customer Health and Safety 2016 GRI 103: Management approach (including 103-1, 103-2, 103-3) See 2020 Annual Financial Report: Non-Financial Statement: Quality and Product Safety pp. 117-118 GRI 416-1: Assessment of the health and safety impacts of product and service categories See 2020 Annual Financial Report: Non-Financial Statement: Quality and Product Safety pp. 117-118 GRI 416-2: Incidents of non-compliance concerning the health and safety impacts of products and services See 2020 Annual Financial Report: Non-Financial Statement: Quality and Product Safety p. 118 GRI 417: Marketing and Labeling 2016 GRI 103: Management approach (including 103-1, 103-2, 103-3) See 2020 Annual Financial Report: Non-Financial Statement: Quality and Product Safety pp. 117-118 GRI 417-1: Requirements for product and service information and labeling See 2020 Annual Financial Report: Non-Financial Statement: Quality and Product Safety pp. 118 GRI 417-2: Incidents of non-compliance concerning product and service information and labeling See 2020 Annual Financial Report: Non-Financial Statement: Quality and Product Safety pp. 117-118

QIAGEN 2020 GRI Content Index and SASB Index19 GRI 418: Customer Privacy 2016 GRI 103: Management approach (including 103-1, 103-2, 103-3) See 2020 Annual Financial Report: Risks pp. 51-52 See 2020 Annual Financial Report: Non-Financial Statement: Data and Cyber Security p. 112 GRI 418-1: Substantiated complaints concerning breaches of customer privacy and losses of customer data In 2020 QIAGEN did not experience any breaches of customer data privacy, cases of data theft or data loss related to customer data.

QIAGEN 2020 GRI Content Index and SASB Index20 Topic Accounting metric Code Content/Report/Location Affordability & Pricing Ratio of weighted average rate of net price increases (for all products) to the annual increase in the U.S. Consumer Price Index HC-MS-240a.1 Not yet reported Description of how price information for each product is disclosed to customers or to their agents HC-MS-240a.2 Not yet reported Product Safety Number of recalls issued, total units recalled HC-MS-250a.1 See 2020 Annual Financial Report: Non-Financial State- ment: Quality and Product Safety p. 118 List of products listed in the FDA’s MedWatch Safety Alerts for Human Medical Products database HC-MS-250a.2 In 2020, no QIAGEN products were listed in the U.S. FDA’s MedWatch Safety Alerts for Human Medical Products database. Number of fatalities related to products as reported in the FDA Manufacturer and User Facility Device Experience HC-MS-250a.3 There were no fatalities related to products as reported in the FDA Manufacturer and User Facility Device Experience. Number of FDA enforcement actions taken in response to violations of current Good Manufacturing Practices (cGMP), by type HC-MS-250a.4 In 2020, one QIAGEN site was inspected by the U.S. Food and Drug Administration (FDA) to verify compliance with Good Manufacturing Practice (GMP) as described in 21 CFR 820. After the FDA inspection in January 2020, no FDA 483 Inspectional Observations were issued. Sustainability Accounting Standards Board (SASB) Index This SASB Index refers to the following documents that are available for download at the company website: QIAGEN 2020 Annual Financial Report

QIAGEN 2020 GRI Content Index and SASB Index21 Topic Accounting metric Code Content/Report/Location Ethical Marketing Total amount of monetary losses as a result of legal proceedings associated with false marketing claims HC-MS-270a.1 QIAGEN was not subject to any legal proceedings regard- ing the U.S. False Claims Act or any other false marketing claims laws in any country during the reporting period. Description of code of ethics governing and promotion of off-label use of products HC-MS-270a.2 Sec. 3 C of QIAGEN’s Code of Conduct and Ethics (the “Code”) provides clear guidance on our principles on ethi- cal marketing in terms of non-disparagement of competitors and non-disruption of competitors’ business. It also defines QIAGEN’s position on unfair practices in international busi- ness (Sec. 3 E) and payments to governmental officials (Sec. 4 B). Additional and more detailed guidance is provided on general rules, e.g. for marketing communication to all customers (incl. off-label use) or compliance with the U.S. Sunshine Act, in the Global Legal Framework for Sales and Marketing Activities Policy (the “Marketing Policy”). As per QIAGEN Standard Operating Procedure GLO- SOP-52-01-005 Rev.04 off-label promotion is defined as the marketing of products for an unapproved use. It requires that promotion of IVD/Regulated Products must be in compliance with relevant regulations and consistent with intended uses. All product claims must be substantiated. Any violation of the policy by employees may trigger disciplinary action including termination of employment. To proactively ensure compliance, the Marketing Policy defines a process for the review and clearance of all marketing and sales promotion materials by QIAGEN’s Sales Compliance Manager and the Regulatory department and we provide training to the sales and marketing teams on our Marketing Policy. To ensure compliance with applicable law, the Code and QIAGEN’s policies, we have implemented a comprehensive mandatory e-learning program which is reviewed at least on a yearly basis and adjusted accordingly to the latest developments in this field. To raise awareness about most recent compliance- related events, we have introduced a quarterly Compliance Newsletter. Product Design & Lifecycle Manage- ment Discussion of process to assess and manage environ- mental and human health considerations associated with chemicals in products, and meet demand for sustain- able products HC-MS-410a.1 See 2020 Annual Financial Report: Non-Financial Statement: Quality and Product Safety pp. 117-118 See 2020 Annual Financial Report: Non-Financial Statement: Product Life Cycle Assessment p. 106 Total amount of products accepted for take-back and reused, recycled, or donated, broken down by: (1) devices and equipment and (2) sup- plies HC-MS-410a.2 Not yet reported; data is expected to be available in 2022. The Waste Electrical Electronic Equipment Directive and regulations in ROW require that producers of WEEE have a take-back scheme at end of life. QIAGEN has processes to meet these obligations. By 2022, this process will be formally documented.

QIAGEN 2020 GRI Content Index and SASB Index22 Topic Accounting metric Code Content/Report/Location Supply Chain Management Percentage of (1) entity’s facilities and (2) Tier I suppli- ers’ facilities participating in third-party audit programs for manufacturing and product quality HC-MS-430a.1 See Non-Financial Statement 2020: Sustainable Supply Chain Management pp. 110-112 100% of QIAGEN production sites are participating in 3rd audit programs (1), and 100% of our Class A sup- pliers either maintain a quality system certificate (ISO 9001/13485/170325) or are audited by QIAGEN’s Sup- plier Quality unit (2). Description of efforts to main- tain traceability within the distribution chain HC-MS-430a.2 For each new batch of raw material, semi-finished goods and final products, a batch number is assigned that is unique to the material. For raw materials, either the supplier lot number is adopted into QIAGEN’s ERP system or the ERP system assigns a new QIAGEN batch number. The combi- nation of material number and batch number is unique. At each manufacturing step, a new batch number is assigned to the respective component by the ERP system. Batch num- bers are printed on all sellable items and ensure full batch traceability from customer information to raw material. Description of the manage- ment of risks associated with the use of critical materials HC-MS-430a.3 See 2020 Annual Financial Report: Non-Financial Statement: Conflict Minerals p. 112 Business Ethics Total amount of monetary losses as a result of legal proceedings associated with bribery or corruption HC-MS-510a.1 In the reporting period, QIAGEN had 0 (none) legal actions pending or completed regarding antitrust or corruption. Description of code of ethics governing interactions with health care professionals HC-MS-510a.2 See 2020 Annual Financial Report: Non-Financial Statement: Compliance p. 116 Activity metric Code Content/Report/Location Number of units sold by product category HC-MS-000.A Not yet reported

QIAGEN 2020 GRI Content Index and SASB Index23 Annex Imprint Publisher QIAGEN N.V. Publication date May 2021 Contact Michael Moeller Michael.Moeller@qiagen.com Kate Bailey Kate.Bailey@qiagen.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

BY:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date:	July 30, 2021